EXHIBIT 99.1
1. THE ISSUER'S ACTIVITIES
1.1. The issuer’s history
Briefly describe the history of the issuer
Brief History of the Issuer - From Intermedium Financeira to Inter&Co, Inc
We were founded in September of 1994 under the name Intermedium Crédito, Financiamento e Investimento S.A. ("Intermedium Financeira") and began operations in 1995, providing personal loans to individuals and working capital loans to small and medium-sized companies. From 1995 to 2007, we operated mainly in the state of Minas Gerais and increased the scope of products with the inclusion of real estate lending.
In 2008, we received from the Central Bank of Brazil authorization to operate as a Multiple Bank, which allowed us to perform all banking activities in Brazil. Thus, we began to operate as a full-service bank, offering financing, investments, and real estate lending, under the name Banco Intermedium S.A. ("Banco Intermedium"). In 2012, we launched our insurance brokerage activities, offering a broad set of insurance products to our customers. In 2013, we also created our investment brokerage Inter DTVM, regulated by the Securities and Exchange Commission of Brazil (CVM).
From 1994 to 2014, we evolved from a finance company to a licensed bank, from a regional presence to a national presence, and from pure credit to credit and services. In 2015 we launched our 100% Digital Current Account, the most important milestone in our history, changing our mission to be a full service digital bank. We enhanced our Digital Checking Account in 2016, offering Mastercard credit and debit cards and foreign exchange products. In 2017, we changed our brand to "Banco Inter" to reflect the evolution of our business, with a simpler, shorter, and more modern name, indicating the path we wanted to follow in the coming years.
In 2018, another important milestone was reached: we were the first digital bank to hold an initial public offering (IPO) in Brazil, on B3 - Bolsa, Brasil, Balcão. Banco Inter was a publicly traded company until 2022, when, in June of that year, we completed our corporate reorganization and Banco Inter became an indirect wholly-owned subsidiary of Inter&Co and, currently, its Class A common shares and BDRs are listed on Nasdaq and B3, respectively, and, consequently, Banco Inter's shares are no longer traded on B3.
We implemented another major evolution of our strategy in 2019, when we started offering a marketplace of non-financial products, going beyond banking with our new business vertical Inter Shop & Commerce Plus. Between 2019 and 2022, we had large growth in the number of customers (from 4 million in 2019 to over 24 million in 2022) and a continued increase in the range of products offered. Thus, we believe that Inter is much more than a bank, we are a Super App, which allows customers to manage their finances and daily activities, through a simple and integrated digital experience.
On January 14, 2022, we completed an acquisition of USEND (now Inter&Co Payments), a financial technology company headquartered in the United States with operations in the United States, Brazil, and Canada. Inter&Co Payments provides foreign exchange and payment services, both international and domestic.
On January 24, 2023, we completed another acquisition in the United States, of YellowFi Mortgage LLC, a company that owns, manages, and operates a mortgage origination and lending business primarily in the State of Florida and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage investment fund.
Our goal is to extend the capabilities we have developed in Brazil to new markets, starting in the US, offering solutions for Brazilians traveling abroad and for US residents.
Inter & Co and the Corporate Reorganization
In June of 2022, we completed our corporate reorganization, which consisted of migration of Banco Inter's shareholder base on B3 in Brazil to Inter & Co on Nasdaq. Since then, the publicly-traded company has been Inter & Co, Inc., trading under the code INTR, and with Level II Brazilian Depositary Receipts (BDR) traded on B3, under the code INBR32.
We were the first company to complete this migration, demonstrating our quest for innovation. The completion of this important step in our journey is part of an expansion plan to access the world's largest and most mature investors, to continue leveraging our path of growth and profitability.

1.2. Description of the issuer's and its controlled companies' main activities
Briefly describe the main activities conducted by the issuer and its controlled companies
General Overview
Our mission is to enable people to manage their finances and daily activities through a simple and integrated digital experience. We seek to bring the breadth of possibilities of the offline world to the palm of our customers' hands, with the convenience and scalability of a digital native Super App.
When we started our journey as a digital bank, we were attracted to a market that we believed was ready for disruption by the lack of focus on what really matters: the customer. That's why we positioned Inter at the "intersection" of technology and banking, uniting: the agility and innovation of a Fintech with the credibility and expertise of a traditional bank.
We believe that customers are looking for a digital experience that enables them to solve their daily needs, from paying bills to shopping online. With this, we built the Super App, which we believe is one of the most complete applications in the world in terms of scope of services.
We enable customers to solve many of their daily financial and non-financial needs in a single Super App, which includes the following business verticals:
•Inter Banking & Spending - a fully digital account that allows customers to pay bills, spend online and offline, and transfer money, among many other features.
•Inter Credit - credit solutions that allow customers to finance their life ambitions.
•Inter Shop & Commerce Plus - our marketplace solutions for customers to buy goods efficiently and a growing set of on-demand services to meet our customers' daily activities.
•Inter Invest - an open marketplace for investment products that enables customers to invest in their future.
•Inter Insurance - insurance brokerage services that allow our customers to protect all assets and important aspects of their lives.
•Global - solution for Brazilian customers traveling abroad and residing in the United States. This product category brings many of our key financial and business ecosystems into one global experience.

We strive to deliver this ever-increasing immersive digital experience to our customers through a winning formula based on four main "pillars":
•Full deposit capacity - We have a properly licensed bank within Inter&Co (Banco Inter S.A.), which allows us to receive free demand deposits and operate more efficiently.
•Consistent culture of innovation - Throughout our organization, we cultivate an "Orange Blood" culture that fosters creativity among all Inter employees.
•Technology Platform - We have developed a technology platform that allows us to combine banking and business ecosystems into a single Super App, launch new products faster, constantly enhance existing features, operate more efficiently, and reduce operating costs.
•Proprietary data and analytics - We have data resources that allow us to learn more about our customers and offer tailored solutions, personalized customer service, and underwriting more efficiently.
Inter's business and growth are driven by our "self-fulfilling flywheel":
Driven by awareness and referrals, we believe our brand drives strong organic customer acquisition and low customer acquisition costs. With each new customer, we capture behavioral and transaction data that we use to improve activation, up-sell and cross-sell, and inform customers about the breadth of our product line, resulting in more engagement. As engagement increases, we generate more data that we use to personalize and improve the customer experience. This improved customer experience results in more referrals, helping to increase product awareness and strengthen our brand.

Our products and solutions
We believe that our product strategy is designed to deepen customer relationships, improve our Unit Economics, and strengthen our market position by creating:
• High value products - to generate more revenue per active customer,
• High volume products - to generate more engagement per active customer, and
• High Product Variety - to capture more wallet share per active customer
We believe that our digital native and customer-centric culture has enabled us to deliver a highly differentiated user experience, as evidenced by our Net Promoter Score (NPS) of 85 points and over 12 million active customers as of December 31, 2022. In addition, we have developed a truly global payment platform that combines a fully digital "backbone" with integration with other payment platforms.
Complete Bank
The banking sector is the basis for building our customer base and generating a low cost of funding. We help our customers manage their money by providing a complete digital checking account, where we can deliver a wide range of financial solutions through the Super App.
Integrated Selling
Besides helping clients manage their money better, we also help them use it more effectively. Through the Super App, our customers can shop online at the most varied of stores, as well as buy airline tickets and book hotels, for example.
When we bring together the financial and e-commerce ecosystems of our business, we believe we can add more value for our customers and produce an informational advantage to our platform. We use this synergy to increase customer engagement and increase our ability to monetize the relationships we are building on the banking side of the business.

Global Capabilities
This is the newest initiative in our business. We are extending the value we have created in banking and in cross-border commerce. We are expanding our Super App to the United States and have started offering a global account for our Brazilian customers.
This simple strategy results in 6 business verticals, offered in a single Super App: (i) Inter Banking & Spending; (ii) Credit; (iii) Inter Shop & Commerce Plus; (iv) Inter Invest; (v) Inter Insurance; (vi) Global.
Below we describe each of them in more detail:
Inter Banking & Spending
With our banking platform, we can deliver financial solutions through our digital checking account, where we offer access to a wide range of products, including bill payments, transfers, withdrawals, debit cards, instant payments (PIX), and more, to individuals and small businesses.
In addition, with all the transactional data from increased customer engagement, we learn more about their financial lives and leverage these insights to improve our products, our underwriting, and our cross-selling of other business verticals such as Inter Shop & Commerce Plus, Inter Invest, and Inter Insurance.
In Q4 2022, 6.4 million different Inter credit and debit cards were used to make purchases or payments, a 36% growth over the same quarter of 2021, while Total Payment Volume (Cards + PIX TPV) continues to grow across all customer vintages, as illustrated in the chart below.

As of December 31, 2022, approximately 69% of our active customers had their primary banking relationship with us. When comparing across vintages, we can see an acceleration in core relationship trends, with newer customers surpassing the 70% mark within four quarters of their relationship with Inter.

Credit
We believe that the strength of our core digital banking relationship with the customer generates a major competitive advantage. This allows us to efficiently grow our gross loan portfolio and optimize our credit analysis through the extensive database our platform provides that combines machine learning and artificial intelligence.
Our credit portfolio has evolved over the past few years: we have gone from a regional bank that offered only real estate loans and payroll loans to a fully diversified lender, offering a wide variety of credit products all over Brazil.
Our product lines within this business segment include real estate loans, loans for small and medium-sized enterprises (SMEs), payroll loans, personal loans, and credit cards. Our gross loan portfolio reached R$24.5 billion on December 31, 2022, representing a growth of 40% compared to December 31, 2021. We distribute our products digitally, in our Super App. Our goal is to help customers borrow more efficiently and at a lower cost by leveraging their most valuable assets, including their salaries, real estate, and retirement funds.
Inter Shop & Commerce Plus
In November of 2019, we launched our e-commerce platform, Inter Shop, and our on-demand services platform, Commerce Plus. Our initial vision for the e-commerce offering grew out of our desire to continue to increase our ability to leverage our core banking relationship status to improve our ability to attract the attention, frequency, recurrence, and bundles of our customers.
Inter Shop & Commerce Plus delivered a gross transacted value, or GMV, of R$4.0 billion in 2022, representing a 13% increase compared to the year ended December 31, 2021.
We are able to generate significant revenue by bringing customers and vendors together, and this revenue can be used to increase our margins or to provide customers with cashback to increase engagement and retention.
Our significant GMV allows us to generate significant revenue and take-rates, and provide cashback to customers to increase engagement and retention.

Inter Shop & Commerce Plus' integrated Super App experience allows us to maximize the variety of potential offers for our customers. For example, we can offer our customers a differentiated "Buy Now, Pay Later" payment option in a closed channel, which improves our margins and returns. We can also use the Inter Shop & Commerce Plus platform to provide incentives to customers to save and fund our asset base through deposits.
We deliver five core value propositions to our Inter Shop & Commerce Plus customers that underpin our differentiation. They are:
1.A wide variety of products: addressing almost 1 million stock keeping units (SKU) at more than 900 merchants;
2.Personalization: As a result of our ability to capture customer behavioral data across all Inter platforms, we provide highly personalized special offers and promotions to our customers;
3.Security and reliability: our customers feel safe shopping through the Super App, knowing that their personal and financial information will be kept secure;
4.Attractive incentives: offering cashback to customers and attractive product exposure to partners;
5.SuperLimit: For those customers who prefer to increase their purchasing power and/or build their credit profile faster, we offer the option of receiving a credit extension, called a "SuperLimit", instead of cashback.
Commerce Plus offers solutions such as: (i) Doctor Inter (a telemedicine platform); (ii) Inter Cel (mobile virtual network); (iii) Duo Gourmet (subscription service for discounts and promotions at restaurants); (iv) Inter Travel (book flights and hotels conveniently on the app); and (v) Gift Cards.

Inter Invest
Inter Invest was created as an all-in-one platform to offer a complete range of investment solutions and products to our customers. We offer customers the possibility to invest in more than 538 investment funds from 184 different asset managers, including fixed income funds, equity funds, multi-market funds, real estate funds, and direct investments in bonds and stocks.
The success of our brokerage business has allowed us to continually expand our offerings. We have built a significant asset management platform, Inter Asset, which provides in-house manufactured mutual funds and customized solutions. We have also developed a robust capital markets platform for corporate clients, providing debt capital markets, trading, and custody services. As a result, we now have a self-reinforcing ecosystem that provides us with two important competitive differentiations:
1.We have a distribution channel for corporate issuers from our large investor base; and
2.We have the ability to distribute the securities of our corporate issuer clients, which attracts more investors looking for diversified investment opportunities.
In addition, through our Super App, we allow our customers to easily access the Apex platform, which allows them to access a stock trading platform provided by Apex for US investments in certain stock exchanges (currently Nasdaq and NYSE) within our Super App. This functionality allows clients to further diversify their risk in US equities and allocation strategies through the Apex platform. Apex is an American company that provides Inter with the platform hosted on the Super App.
We segment our clients into four categories based on their assets under custody, as shown in the chart below. For low-Assets Under Custody (AUC) clients who prefer a self-service model, we offer a fully digital experience that we can service cost-effectively given our low-cost, technology-enabled platform. For higher AUC clients, we offer three types of customized wealth advisory services: One, Black & WIN.

Regardless of the service level, our digital brokerage offering is completely democratized: we provide the same trading capabilities and products to everyone. We believe in the importance of empowering our clients with resources to make the most informed investment decisions. This is why education in the form of research content and community engagement is a key part of our experience, as many of our clients are novice investors and need additional information and/or suggestions on optimal investment portfolio allocation. For beginners, we provide educational content along with robo-advisory tools in which a virtual investment assistant will ask a few questions, analyze the client's profile and goals, and propose tailored investment options. For more experienced investors, we offer sales research reports produced by Inter's macro, fixed income, and equity research teams, and advanced trading tools.
As of December 31, 2022, we had 2.8 million active customers using Inter Invest, an increase of over 44% since December 31, 2021. Client penetration in Inter Invest, defined as active investment clients divided by Inter's total clients, is 11.7%, which highlights the segment's growth potential even within our own current client base. In terms of Assets Under Custody (AuC), as of December 31, 2022, we reached R$67 billion, corresponding to an 18% growth compared to December 31, 2021, with R$23,290 in average AuC per active client as of December 31, 2022.
In addition to offering customers a wide range of investment alternatives in a transparent, low-cost format, this business segment stimulates cross-selling and helps us achieve the position of main bank of choice for our customers, leading to higher retention and lower churn over time.
Our initiatives and resources at Inter Invest are widely recognized: we were recognized as the Best Digital Brokerage in Brazil by iBest in 2021. We will continue to develop new solutions to support our clients in their investment needs, aiming to continuously increase the share of the client's portfolio over time.
Inter Seguros
We provide insurance brokerage services that enable our clients to protect important assets and aspects of their lives.
We sell more than 20 different types of insurance solutions through a simple and integrated experience. As we have more transactional data from our customers, we are able to learn more about their protection needs and add new products to meet them. For example, in the last quarter of 2022, we started offering three new products: PIX insurance, pet insurance, and insurance for small and medium-sized businesses.

We continue to enhance our insurance brokerage platform and transform the way our customers engage with financial services by removing transaction costs on every transaction journey our customers make with us, such as embedding device insurance into an Inter Shop & Commerce Plus purchase, or embedding travel insurance into an Inter Travel sale. Inter Insurance's revenues in 2022 grew 47% over its revenues in 2021. We also managed to increase the number of active Inter Seguros customers to approximately 1.3 million by December 31, 2022, compared to 255,000 by December 31, 2020.
We have established important partnerships with Liberty Seguros and Sompo Seguros to distribute their products, some with exclusivity agreements for 15 years. We also partnered with Wiz - which holds a 40% stake in Inter Insurance, to boost our insurance distribution platform.
Global
With our comprehensive Super App, we see a great opportunity to take our financial and trading solutions across borders. In January of 2022, we acquired Inter&Co Payments, a global remittance platform and digital account provider with nearly 150,000 customers, to accelerate our expansion plan.
We segment our Global products into two categories: (i) Brazilians; and (ii) US Residents.
Although we are at the beginning of our journey of global expansion, we are excited about the progress we have made so far. In three quarters, we have increased the number of Global Accounts to approximately 1.1 million accounts by the last quarter of 2022.

(i)Geographic expansion
We are based in Belo Horizonte, in the state of Minas Gerais, Brazil. Our digital strategy completely eliminates the need for physical branches and allows us to have wide coverage with low operating costs. We were present in various Brazilian cities until December 31, 2022 and, since the acquisition of USEND, we also operate in the United States of America.
Recent events
On January 24, 2023, we completed the acquisition of YellowFi Mortgage LLC, a company that owns, manages, and operates a mortgage lending and mortgage origination business in the States of Colorado, Florida, and Georgia and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage note investment fund that holds promissory notes from various investors in the United States.

1.3. Information related to the operating segments
With respect to each operating segment that has been disclosed in the most recent year-end financial statements or, when applicable, consolidated financial statements, please indicate the following information:
a) products and services marketed and sold
The Company directly and/or through its subsidiaries, as the case may be, offers its customers a broad portfolio of financial products and services (in banking, securities distribution, insurance brokerage, marketplace, asset management, and other segments), which include, but are not limited to:
Banking Segment:
(i)Digital Account for Individuals:
•Transfers between accounts with the Bank;
•Transfers (TED) to accounts at other institutions;
•InterPag (see Item 7.3 for more information);
•Pix;
•Scheduling of payments, securities, taxes, and agreements;
•Viewing of statements;
•Free withdrawals;
•Issuance of bank payment invoices;
•Deposit via bank payment invoices;
•Remote check deposits.
(ii)Digital Account for Legal Entities:
•Viewing of statements;
•Transfers between accounts with the Bank;
•Transfers (TED) to accounts at other institutions;
•Pix;
•InterPag (see Item 7.3 for more information);
•Scheduling of payments, securities, taxes, and agreements;
•Issuance of bank payment invoices;
•Deposit via bank payment invoices;
•Unified management and operation of multiple accounts;
•Employee payroll;
•User Management.
(iii)Multiple Card (Debit, Credit, and Virtual Credit Card)
(iv)Foreign Exchange

(v)Granting of credit
•Real Estate Credit
▪Real Estate Financing;
▪Real Estate Lending (“Home Equity”);
▪Capital with Real Estate Collateral ("CGI").
•Business Credit
▪Supply Chain Finance via digital environment;
▪Advance of of Receivables and Trade Acceptance Bills;
▪Card Working Capital to be realized (Smoke);
•Personal Loan
▪Payroll Loan;
▪Payroll Loan Card;
▪Credit Card;
▪Personal Loans.
•Rural Financing
Non-Financial Segment (Marketplace):
(i)Marketplace for financial and non-financial products, in the areas of:
•Shopping;
•Airfare;
•Parking;
•Gift Cards;
•Cell phone recharges;
•Digital revolving parking;
•Toll tag;
•Fueling Supply (Shellbox);
•Inter Energy;
•Food Delivery;
•Among others that may be added in the future.
(ii)Intercel (mobile phone plans)

Segment for Distribution of Securities:
(i)Investments
•Open Investment Platform
▪Fixed Income issued by Banco Inter and other banks (CDB, LCI DI, LCI IPCA, LCI IGP-M, LCA, CRI, CRA, LIG, among others);
▪Fixed Income issued by companies (Debentures);
▪Variable Income;
▪Savings Accounts;
▪Investment Funds;
▪Private Pensions;
▪Investment Advisory Services;
▪Public Offerings;
▪Wealth Management;
▪Equity Research;
▪Invest Shop (subscription products, such as Home Broker Pro and Tryd); and
▪Asset Management.
Insurance Brokerage Segment:
•Insurance
▪Individual:
•Automobilea
•Residential
•Life
•Financial Protection
•Card Loss and Theft
•Dental Plan
•Auto Liability Insurance
•Travel
•Protected Credit
▪Super Habitacional
▪Residência Tranquila
▪Família Tranquila
▪Consortiums (auto, motorcycle, and real estate)
▪Pix Insurance
▪Pet Insurance

•Legal Entity:
▪Vehicle Fleet
▪Group Personal Accident
▪Group Life
▪Corporate Health
▪Condominium
▪Warranties
▪Aeronautics
▪Marine Hulls
▪D&O – Directors & Officers
▪Engineering Risks
▪Transportation
▪Lender
▪General Liability
▪Miscellaneous Risks
Asset Management Segment:
The Asset Management Segment is essentially composed of operations inherent to the management of fund portfolios and other assets (purchase, sale, risk management).
Services Segment:
This segment offers billing and registration information, development and licensing of customizable computer programs, development and licensing of non-customizable computer programs, and technical support, maintenance, and other information technology services.
Other segments:
It encompasses the investment funds segments and others, which were aggregated because they are not individually representative.
A brief description of the main products and services marketed and sold can be found in item 1.4 below.
b) revenue from the segment and its share in the Company's net revenue

	Fiscal year ended December 31,
(R$ million - except percentages)	2022	(%)	2021	(%)
Banking & Spending(1)	3,163.8	88.8%	2,066.3	93.0%
Investments(1)	125.2	3.5%	95.9	4.3%
Insurance Brokerage(1)	130.6	3.7%	57.2	2.6%
Inter Shop & Commerce Plus	367.4	10.3%	183.8	8.3%
Total Reportable Segments	3,786.9	106.3%	2,403.1	108.2%
Other	108.6	3.0%	68.5	3.1%
Eliminations and adjustments(2)	(332.8)	(9.3)%	(249.8)	(11.2)%
Total	3,562.7	100.0%	2,221.8	100.0%
(1)    The table shows the net revenue (comprised of the revenue line item) by reportable segment before eliminations of transactions between companies of the group in accordance with IFRS accounting practices.
(2)    Deletions due to differences in accounting policies applied in the financial information reported by operating segments, which are based on accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil and IFRS.

The information for the fiscal year ending December 31, 2022, has been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
c) profit or loss resulting from the segment and its share in the Company's net income

	Fiscal year ended December 31,
(R$ thousand - except percentages)	2022	(%)	2021	(%)
Banking & Spending	(114,241)	811.4%	30,588	(143.2) %
Investments	42,390	(301.1) %	70,034	(327.8) %
Insurance Brokerage	65,162	(462.8) %	64,760	(303.1) %
Inter Shop & Commerce Plus	205,280	(1,458.1) %	118,548	(554.9) %
Total Reportable Segments	198,591	(1,410.5) %	283,930	(1,329.0) %
Other	107,228	(761.6) %	50,226	(235.1) %
Deletions and adjustments(2)	(319,898)	2,272.2%	(355,520)	1,664.1%
Net Income	(14,079)	100.0%	(21,364)	100.0%
(1)    The table shows the net income by segment before eliminations of transactions between companies of the group in accordance with IFRS accounting practices.
(2)    Deletions due to differences in accounting policies applied in the financial information reported by operating segments, which are based on accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil and IFRS.

1.4.Production/Marketing and Sale/Markets
Regarding the products and services that correspond to the operating segments disclosed in item 1.3, describe:
a)    features of the production process
Below is a description of the main products and services marketed and sold by the Bank:
Banking Segment
The Banking Segment presents the following features for the respective products:
Digital Account
The Digital Account is Inter's main product and works completely digitally and 100% fee free.1
Digital Account Features:
•Transfers between Bank accounts: Clients can transfer money between Inter accounts 24 hours a day, 7 days a week. The service is free, unlimited, and the transfer occurs in real time, regardless of the time or day of the week.
•Electronic Transfer of Available Funds ("TED") between Inter accounts and to accounts of other institutions: functionality available to Inter clients in which it is possible to transfer money to bank accounts of other institutions. The service is totally free and unlimited for Individuals and can be done via mobile application or internet banking. In the case of Legal Entities, up to 100 TEDs per month are free.
•Pix: A system of instant payments made possible by the Central Bank of Brazil that allows customers to transfer money between Inter's accounts and to other financial institutions in a fast and simple way, in addition to allowing quick payments in commercial establishments.
•Scheduling of payments of securities, taxes, and agreements: free and unlimited service through which customers can schedule payments for future dates through the mobile application and internet banking (available for Individual and Corporate Clients).
•Viewing of statements: function available via mobile application or internet banking, with no charges for the service. The customer can consult the bank statements at any time electronically (available for Individual and Corporate Clients).
•Withdrawals: free withdrawal service done at ATMs of the Banco24Horas network and the Saque e Pague network, which have ATMs in various Brazilian cities.
•Issuance of bank payment slips: The individual customer can issue bank payment slips free of charge and unlimited via mobile application or internet banking. Corporate Clients can issue up to 100 bank payment slips per month free of charge via internet banking (available for Individual and Corporate Clients).
•Bank payment slip deposit: functionality intended to receive cash funds in the current account. After issuing the bank payment slip corresponding to the amount to be credited to the current account, the customer can pay this bank payment slip in several ways, including at physical establishments that receive payments (e.g. lottery stores). After payment, the corresponding amount of the bank payment slip is credited to the customer's account with no discounts. The service is free and unlimited. (Available for Individual and Corporate Clients).
•Check deposit by image: service available in the Inter mobile application in which it is possible to deposit physical checks by means of photos and filling in information about the check. The service is unlimited and totally free (available only to Individual Customers).
•Salary portability: account holders can request, through Inter, transfer of salaries from other financial institutions.
•Exchange: Account holders can make international remittances, payments, and transfers to various places in the world via mobile application.
1    There are no fees charged for the Digital Account, except when the monthly limit of four withdrawals is exceeded. In the segments of Home Loans and Corporate Loans, fees inherent to credit operations may be applied.

•Unified management and operation of multiple accounts: the client has the option of unifying bank management of different companies of the same economic group in the same access. This feature facilitates the account holder's management and operation (available only for Corporate Clients).
•Employee payroll: The client can make payment of its payroll by uploading a secret encrypted file, in CNAB 240 format, and can configure multiple approvals to make the payment on the scheduled date (available only to Corporate Clients).
•User management: when the account is opened, with the approval of all partners, a user with full permissions (called master user) is defined.
In addition to the products listed above, the digital account is the gateway to other segments, which will be described below, and includes Investment, Insurance, Marketplace (e-commerce shopping), and Credit products.
The process of opening digital accounts relies on artificial intelligence tools, developed with proprietary technology, that work under the supervision of humans.
Multiple Card
Banco Inter operates in the segment of multiple function cards, credit and debit, issuing MasterCard cards to its digital account holders. The cards offered by the Bank, in all available categories (Standard, Gold, Platinum, Black and Micro Business, Corporate), are totally free of annual fees and linked to the Digital Account. All the Bank's account holders can apply for a credit card, however, due to its regulatory obligations, and in line with its credit policy, for each application the Bank analyzes the applicant's payment capacity to determine the type of product that best suits his profile, and only then is the card issued.
In 2019 the Inter processor project was started with the goal of controlling the entire process and having more freedom to innovate in the card realm. Using VisionPlus Software, the Inter processor operates 100% in the cloud, enabling a high degree of scalability for payments. By December of 2019 approximately 750,000 cards were already operating on the in-house processor, with full base migration in February of 2020.
The revenue from the cards is composed of a percentage gain on each transaction made by the customer (exchange) and financing charges.
Banco Inter adopts digital collection strategies aligned with the profile of its clients, in order to maximize results and recover defaulted credits more effectively.
Granting of Credit
The granting of credit is one of the most relevant activities among those carried out by the Bank, since revenues from it are generated from the interest charged and also from the fees/charges linked to each engagement in credit operations. With the growth in the customer base, Inter believes it has found a relevant and representative source for credit origination.
The evolution of the gross loan portfolio according to IFRS is shown below:

Real Estate Credit
Real estate secured lending transactions are divided into three main products:
•Real Estate Financing: This is real estate financing directed to operations of purchase and sale of real estate (that is, the client is acquiring a property and needs financing); and
•Home Equity: This is a loan that allows the client, owner of a non-financed property, to obtain a loan by granting security based on a fiduciary sale of the property as home equity with free allocation of the funds obtained.
•Capital with Real Estate Collateral (“CGI”): This is a loan that allows Corporate clients, owners of a non-financed property, to obtain a loan by granting security based on a fiduciary sale of the property as home equity with free allocation of the funds obtained.
Corporate Credit
Inter's Corporate Credit segment focuses on sustainable modalities of credit for small and medium-sized companies, with affordable rates, relying on security interests for most of its operations. The main types of Corporate Credit offered by Banco Inter are described below:
•Supply Chain Finance via the digital environment
Banco Inter formalizes partnerships with large companies nationwide, upon prior credit analysis, to advance receivables performed and invoiced by the suppliers of these companies.
The credit lines granted to suppliers are pre-approved due to the low probability of default by the partner companies and their relevance in their respective sectors, increasing the scalability and operational efficiency of the operations.
The operational risk of this product is low, since the receivables advanced have already gone through all the approval stages by the partner companies and have already been performed.
•Advance of receivables and trade acceptance bills
Banco Inter has working capital lines aimed at small and medium-sized companies from various segments, through guarantees of receivables (such as trade acceptance bills, post-dated checks, and others), to advance funds.
Personal Loan
•Payroll Loan
Payroll Loan consists of granting credit at attractive rates to individuals. Credit is taken by an individual and payment of the installments to Banco Inter is done by the individual's employer through a payroll deduction. The employer can be a private, public, or government-controlled company. Credit is granted to the customer by making funds directly available in a current account. The features of the operation result in a low level of defaults and therefore allow the product to offer competitive rates.
•Payroll Credit Card
Banco Inter also offers its clients the issuance of Payroll Credit Cards the payment of which is discounted from the payroll of public servants or the benefit (in the case of retirees and pensioners on the National Institute of Social Security ("INSS"). The Payroll Credit Card does not compete with the Payroll Loan limit margin.
Insurance Brokerage Segment
The Insurance Brokerage Segment presents the following features for the respective products:

Insurance
Inter Seguros has a broad offer of insurance, which aims to meet the specific needs of its different retail segments.
In October of 2017, Inter Seguros and Banco Inter entered into a long-term partnership with Liberty Seguros S.A., in the bancassurance mode, for an initial term of 10 years, renewable for indeterminate periods, with the aim of enabling the purchasing of insurance solutions offered by the latter to the Bank's customers in digital, mobile, and internet banking environments. On August 11, 2020, Inter Seguros and Liberty Seguros renewed the terms of the exclusivity model for insurance products at Inter counters. The new contract will last 15 years.
On May 11, 2021, a Partnership Agreement was entered into between Inter, Inter Seguros, and Sompo Seguros S.A. ("Sompo"), whereby Inter may offer, in its app, through its subsidiary Inter Seguros, home insurance in the Housing Finance System ("SFH"), for coverage of death or permanent disability ("MIP") and for physical damage to the property ("DFI"). For execution of the Agreement, Sompo paid and/or will pay to Inter Seguros the amounts of (i) R$ 12.0 million in cash; and (ii) R$ 152.5 million, throughout the duration of the Agreement, which may be higher in the event what is agreed upon in the business plan is exceeded. The partnership between Sompo and Inter will have an initial duration of fifteen (15) years.
Securities Distribution Segment
Investments
Inter's investment platform is composed of a wide variety of products such as: funds with cashback, fixed income from third parties and from Inter's own issuance, free home broker, treasury direct, among others. Inter believes it can offer a unique solution that combines the best of the bank and the best of the broker, and calls this model "Investments 3.0", which benefits from a strong hybrid platform (bank and broker) capable of supporting this model that gives autonomy and support to clients.
These are examples of products and services offered by the Inter Group's investment area (composed of the Bank and its controlled companies):

Investments in Fixed Income securities	LCI DI, LCI IPCA, LCI IGP-M, LCA, LIG, CDB, CRI, CRA, Debentures, among others, with the possibility of trading securities in the primary and secondary markets, issued by Banco Inter and third parties.

Investments in Variable Income securities	Stocks, options, futures contracts, ETFs, BDRs, and real estate funds available on B3.

Investment Funds	Funds managed and administered by Inter DTVM and distribution of funds managed by partners.

Private Pensions	PGBL and VGBL Open-end Supplementary Pension Funds, Inter DTVM enables a long-term investment that enjoys fiscal and tax advantages customized to the participant who is focused on family succession.

Savings	No minimum investment amount and no redemption date.

Investment Advisory Services	Wealth management advice, including allocation of funds, succession planning, among others.

Wealth Management (Win)	Portfolio management and administration service for clients with more than R$1 million invested.

Public Offerings	Participation in public offerings of fixed income and equity securities, acting in structuring, underwriting, and distribution.
Inter DTVM is authorized by the CVM to render services of management, administration, and custody of securities, and is also adherent to the ANBIMA Code of Regulations and Best Practices for Investment Funds, acting in the respective activities for internal investment funds and rendering of services for other financial institutions in the market.

Non-financial products and services segment - Inter Shop & Commerce Plus (Marketplace)
Banco Inter understands that the evolution of the digital banking business model will be geared towards transforming the service offering into a complete form and digital ecosystem that combines the offering of financial and non-financial products. Therefore, in November of 2019, it launched the Inter Shop in its Super App, a distribution platform for non-financial products and services from various partners. Inter Shop was offers the partners' products and services through three main ways: (i) Gift Cards, (ii) Affiliates, and (iii) End to end. The first consists of selling pre-paid cards from physical and/or online stores within the Inter app, for later use in the shopping environment of the partner store. In the second partnership model, the bank's customer searches for the e-commerce app in which he wishes to make a purchase and, as the process advances, is redirected to the website of the store selected (in an environment outside the bank's app). The last partnership model involves building the customer's entire shopping experience within the Inter app.

Marketplace – modelos de parceria

	Afiliados	Gift Cards	End to End
Velocidade de Implantação	★★★	★★☆	★☆☆
Experiência	★☆☆	★★☆	★★★

Afiliados

Banco Inter disponibiliza plataforma de parceiros destacando % de cashback ou % de desconto

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Correntista é direcionado para site mobile do parceiro

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Correntista realiza compra no site do parceiro

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Parceiro valida resultados e paga Hub

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Hub paga Banco Inter

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Banco Inter devolve cashback ao correntista

Gift Cards

Banco Inter oferta produtos/serviços para seus correntistas

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Correntista Inter compra códigos pré-pagos no app do Inter

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Correntista aplica o código no site/app do parceiro

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Banco Inter paga os parceiros retendo a comissão

End to End

Banco Inter oferta produtos/serviços para seus correntistas

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Correntista Inter realiza a jornada de ponta a ponta no ambiente do Inter

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Banco Inter paga os parceiros

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Inter believes that the growth potential of Inter Shop & Commer Plus is a result of the combination of what they understand to be the best features of a transactional platform: data, recurrence, payment methods, and credit.
With the remuneration coming from the commission from the sale of products and services through the Inter platform, the Bank intended to address two points that it believed customers wanted: a rewards program and increased credit limit.
b)    characteristics of the marketing and sale process:
The marketing of Banco Inter's products and services is unified for all segments in which the Bank operates (Banking, Shopping (e-commerce), Investments, Insurance, and Credit) and is done primarily through its digital channels - mobile application, internet banking, through its other virtual service channels, and, more recently, through Homebroker.
Inter's internet banking and mobile application are exclusively digital channels through which customers can securely and conveniently acquire financial products and banking services, including monitoring account activity, making and scheduling payments and transfers, investing, consulting credit card information, and purchasing insurance, among others.
The Bank also has an area called Digital Sales, a virtual environment where customers have the support of advisors specialized in the products marketed by the Bank, including, but not limited to, financial products and services, insurance, and investments.
The Bank also makes available to its institutional clients classified as private and corporate exclusive service channels for acquiring banking services, contracting insurance, and making investments.

Besides Banco Inter's headquarters in Belo Horizonte, some of our subsidiaries maintain offices responsible for supporting our corporate operations. For example: (i) Banco Inter has sixteen (16) offices located in the cities of Balneário Camboriú, Porto Alegre, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Recife, Rio de Janeiro, Salvador, Guarulhos, São Paulo, and Vitória; (ii) Inter Café has offices located in the cities of São Paulo, Nova Lima, Belo Horizonte, and Campinas. All our offices and corporate headquarters are rented, so we have no relevant fixed assets.
c)    characteristics of the markets in which it operates, in particular:
Banking Segment
The performance market for the Banking Segment presents the following characteristics:
Overview of the Brazilian banking industry
Despite the advancement in the levels of bank usage and the strong growth evidenced by the Brazilian banking industry, Brazil has high market concentration.
Besides market concentration, another characteristic of the Brazilian banking industry is that, despite the technological developments that have impacted on other industries, most traditional banks operate predominantly with a business model based on a robust physical structure, composed of thousands of branches distributed throughout the country. In 2020, the five largest banks in Brazil together held 16.7 thousand bank branches. This business model has relevant intrinsic costs and reflects the way traditional banks serve the market. This business model is in contrast with the digital business model adopted by Inter, based on the use of technology not only for financial transactions and operational issues, but for the whole relationship with its clients, from the opening of the account to the provision of services and product offerings. In addition, this technological business model has a very lean cost structure when compared to the traditional model. In this way, Inter can serve its clients without charging banking fees normally done by other institutions, especially the big banks.
Banking Regulations in Brazil
As of December 31, 2022, there were 516 service banks offering commercial banking, retail banking, investment banking and other services, 161 commercial banks and several financial institutions offering brokerage, leasing, deposit, savings, insurance, foreign exchange, and fintech services, which are increasingly prevalent in Brazil.
The Brazilian financial system is regulated by the Central Bank, which is responsible for supervising, establishing rules, and making sure that these entities provide adequate and satisfactory services, in accordance with the applicable laws and regulations. Brazilian supervision follows the rules of the Basel Accord, regulator of global financial activity, which establishes that banks have sufficient funds to guarantee and assume the risks they are submitted to.
The main reforms in Brazilian banking regulation took place in the 1990s, and have contributed to creating a relatively solid system that is resistant to external shocks.
In 2016, in order to review and improve structural issues of the Central Bank and the National Financial System (SFN), the Central Bank created "Agenda BC+", recently replaced by the new Agenda BC#, launched by the Central Bank in May of 2019, is structured in four pillars:
(i)Inclusion. Easy market access for everyone: small and large, investors and borrowers, domestic and foreign.
(ii)Competitiveness. Adequate pricing through instruments of competitive access to markets.
(iii)Transparency. In the price formation process and in market and Central Bank information.
(iv)Education. Raising citizen awareness so that everyone participates in the market and cultivates the habit of saving.

Examples of measures adopted by the Central Bank in recent years in the scope of the BC+ Agenda (currently reformulated in the new "BC# Agenda") include:
(i)segmentation of all financial institutions, to make regulations less complex for smaller institutions;
(ii)changing the legislation for more quality credit for consumers and reducing the banking spread and;
(iii)creation of rules to regulate the credit operations of Fintechs in the country. Another extremely important reform promoted by the Central Bank in the year 2016 was the decision to allow the opening of bank accounts by digital means, ending the need for new accounts to be opened in bank branches.
Also worth mentioning are the changes promoted by Resolution No. 4,753, of September 26, 2019, which revoked Resolution No. 4,480, of April 25, 2016, and Resolution No. 2,025, of November 24, 1993, which regulated the opening of deposit accounts by digital means in Brazil. Resolution No. 4,753 relaxed the process of opening and closing deposit accounts.
Impact of technology on the banking industry
The advancement of technology has revolutionized many industries in recent decades, such as - but not limited to - the hospitality industry (with Airbnb, launched in 2008), transportation (with Uber, launched in 2009), and content (with Netflix, launched in 1997).
The technological revolution that these industries have gone through have common characteristics:
(i)they were disruptive, based on the use of technology;
(ii)they were fast and introduced new players in the market;
(iii)they have made the industry more efficient, reducing costs for the final consumer, rebalancing the supply and demand curve for their services.
The banking industry, for its part, still operates in a very similar way to the way it did in the past, with a vast structure made up of bank branches and a significant number of employees distributed throughout the country. This business model has intrinsic costs, which are passed on to the final consumer in the form of bank fees.
As a reflection of the advance of technology and change in the financial services consumption profile, the main channel for banking and financial transactions today in Brazil is mobilebanking, a channel responsible for approximately 39.4 billion transactions in 2019 (a number corresponding to about 44% of the total transactions made in the country). This change in the consumption profile is intensified both by the constant growth of Internet penetration and by the significant increase in the adoption of smartphones in the Brazilian population. It is worth noting that in 2012, Brazil recorded only 500.0 million mobile transactions. The second most used banking channel in the country is internet banking, which in the year 2019 recorded about 16.8 billion transactions, up from 13.7 billion in the year 2012. With this, transactions through digital means (mobile banking and internet banking) accounted for approximately 62% of the total transactions made in the country in 2019, a number considerably higher than that recorded in 2012, when mobile banking and internet banking together represented about 40.0% of transactions.
The migration of transactions to digital channels, especially mobile, is a natural process, resulting from the absorption of new technologies in everyday life. The fact that the Brazilian population is relatively young (average age of 32.1 years, according to data released by the National Statistics/UN), coupled with the fact that Brazilians quickly embrace new technologies, strongly contributes to the speed of growth of the relevance of the mobile channel. The high degree of adherence to and trust in online channels, however, is also the result of much investment in innovation and security, especially by financial institutions.
The advance of technology and the changing consumer profile of financial services favor the emergence of new players in the banking industry (especially Fintechs). This is only possible, however, due to the fact that Brazil has a robust and efficient financial system - the Brazilian Payment System (SPB) - which is responsible for transferring financial resources between participating institutions to enable the processing and settlement of payments for people and companies, has a high degree of automation.

This automation process began in 2002, when the Central Bank of Brazil focused on implementing the Reserve Transfer System (STR). The STR is a real-time gross settlement system where there is final settlement of all financial obligations in Brazil. With this system, Brazil has joined the group of countries in which interbank fund transfers can be settled in real time, irrevocably and unconditionally. In addition, any transfer of funds between the accounts of STR participants is now conditional on there being a sufficient balance of funds in the account of the participant issuing the transfer.
Along these same lines, we can see that despite the vast structure obtained by the large retail banks with their branch networks, it can be observed that there has been a drop in the number of branches in Brazil in recent years. This is mainly due to the great advance in the services offered through new technologies that digital banks have been implementing over time.
Participation in each of the markets
As a platform, Inter seeks to meet the main needs and simplify the daily lives of its clients, both in financial services and in all the other segments that are interconnected.
• Banking & Spending
Although traditional financial institutions are already taking their first steps toward a complete digital transformation, the so-called fintechs (technology companies applied to financial products) have been gaining space in the market.
The market for banking services has been undergoing a transformation, with increasing use of technological financial channels. The emergence of fintechs came from the need to simplify banking services, providing access to the "unbanked," that is, citizens who do not use or consume banking products and services, and also to meet a younger audience that demands quick, uncomplicated, and customized solutions.
Thus, the Bank outlined its strategy by combining the benefits of being a bank with the innovation, technology, and creativity of fintechs, to revolutionize the Brazilian banking system in a transparent, secure, and simplified manner, all through the Inter Digital Account, which can be opened and used in a 100% digital way.
Since 2015, Banco Inter has been transforming the experience of its customers through the Digital Account, uniting traditional products and services, which have been offered by the Bank since its foundation, with the new digital strategy of a 100% digital and fee-free checking account.
Inter believes that the significant rise of the digital channel over the years in Brazil and worldwide places it in a strategic position with significant growth potential. According to data from the Brazilian Federation of Banks ("FEBRABAN"), in 2021, the amount of transactions via mobile application in Brazil showed a growth of 15% in relation to 2020, totaling 119.5 billion transactions in 2021.
The repercussions of this rise are seen in the growth in the number of Inter Digital Account clients, which by December 31, 2022, reached 24.6 million, an increase of 61% over December 31, 2021 (16.3 million clients) and 211% over December 31, 2020 (8.5 million clients). In addition, as of December 31, 2022, Inter&Co's balance of Demand Deposits from customers, in accordance with IFRS, was R$11.6 billion, representing 3.4% of the total Demand Deposits of the National Financial System, which was R$343.7 billion.
• Credit
As of December 31, 2022, Inter&Co's balance of loans and advances to customers, in accordance with IFRS, was R$22.7 billion, representing 0.44% of the total balance of loans in the National Financial System in the private sector, which was R$5,128.7 billion on the same date, according to data from the Central Bank of Brazil.
Real Estate Credit
On December 31, 2022, considering the IFRS, the loan portfolio referring to Home Loans was R$ 6.3 billion, a growth of 22% in relation to December 31, 2021 (R$ 5.1 billion).

Letters of Credit
The credit card portfolio, according to IFRS, reached about R$6.9 billion on December 31, 2022, an increase of 43% compared to December 31, 2021 (R$4.8 billion).
Personal Loan
As of December 31, 2022, the balance of loans and advances to customers in relation to Inter&Co's personal loans, in accordance with IFRS, was R$5.5 billion, representing 0.93% of the total balance of personal payroll loans in the National Financial System in the private sector, which was R$587.8 billion on the same date, according to data from the Central Bank of Brazil.
Corporate Credit
As of December 31, 2022, the balance of loans and advances to customers in relation to Inter&Co's corporate credit, according to IFRS, was R$3.4 billion, representing 0.34% of the total balance of credit for micro, small, and medium-sized companies in the National Financial System, which was R$984.7 billion on the same date, according to data from the Central Bank of Brazil.
•Inter Shop & Commerce Plus
E-commerce revenue in Brazil has shown significant growth between 2011 and 2021. According to data from Neotrust, in 2021, e-commerce in Brazil had revenues of R$161 billion, a growth of 27% in relation to 2020. Thus, Inter Shop's market share was 2.2% on December 31, 2021, upon moving approximately R$2.19 billion on the platform in the period.
•Inter Invest
Inter offers an investment platform with various investment options for its clients, such as Direct Treasury, Equities in Brazil, Funds, Fixed Income, Pension Funds, and Equities in the United States. Inter's total assets under custody reached R$ 66.7 billion on December 31, 2022, a 17% growth compared to December 31, 2021 (R$ 56.9 billion).
•Inter Insurance
Different types of insurance are offered through the banks' platforms, helping to complete the financial services portfolio. Life, car, home, health, and dental insurance are the most commonly taken out.
In Inter's platform this segment showed growth of 36.6% between net premiums in 2022 and 2021, from R$155.8 million to R$212.8 million. The policyholder portfolio also showed significant growth in the period. On December 31, 2022, the policyholder portfolio represented 1.2 million, having 51.6% growth compared to December 31, 2021, when the policyholder portfolio was R$ 0.8 million.
•Global
Various types of services are offered by Inter's Global segment, suc h as Global Account, Debit Card, Foreign Currency Transfers, and Foreign Exchange. In relation to the latter, Banco Inter was positioned as the 63rd financial institution with the most foreign exchange transactions during the period ending December 31, 2022, totaling approximately R$ 1.6 billion transacted, representing a 333% increase in relation to the period ending December 31, 2022 (R$ 0.4 billion), according to the Central Bank's foreign exchange ranking by financial institutions.

Competition conditions in the market
The financial services market remains highly concentrated. Despite these market characteristics, we have a significant market position, differentiating us from our competitors in each of our operating segments.
Inter's main competitors separated by business vertical are listed below:
•     Banking & Spending and credit: Financial institutions, such as digital banks Nubank, Original, Agibank, Next, Neon, and C6; as well as Bradesco, Itaú, Santander, Banco do Brasil, and Caixa Econômica Federal, considered traditional banks.
•     Credit: Financial institutions, such as digital banks Nubank, Original, Agibank, Next, Neon, and C6; as well as Bradesco, Itaú, Santander, Banco do Brasil, and Caixa Econômica Federal, considered traditional banks.
•     Inter Shop & Commerce Plus: The main competitors are Méliuz and Mercado Livre. We have more than 900 business partners that add value to our platform with their own functionalities and are able to offer a better service to our customers. We believe that we offer a wide variety of products and services connected to our e-commerce, which will allow us to retain our customers in the long term, such as: gift cards, food delivery, restaurant loyalty programs, cashback on fuel, cell phone plans, and others.
•     Inter Invest: Our main competitors are XP, Órama, Guide, and Sofis. We believe we can compete effectively as a result of our investment platform based on carefully selected products approved by Inter DTVM and offered through our free digital account. Easy access to a variety of products, including fixed income, bonds, and investment funds offered by us and third parties, has proven beneficial in increasing our customer base in recent years.
•     Inter Insurance: We operate in various types of insurance brokerage through a specialized team structured to serve various business sectors, including but not limited to corporate insurance, digital insurance, and banking insurance. Wiz was considered our main competitor in Brazil in banking insurance (bancassurance). In 2019, Wiz acquired 40% of Inter Seguros.
•     Global: The main competitors are Remessa Online, Wise, Western Union, and others. We believe that our product, while easy to use, offers a wide range of benefits to our customers. We offer a full range of services, such as international payments and transfers, import payments, export receipts, and capital contributions, which support our positioning in this market.
d)    any seasonality
Due to the wide range of the Bank's customers in the five segments, which operate in the most diverse areas of the economy, and also due to the specific nature of some of the Bank's products and services, such as Cards, Payroll Credit, and Marketplace, which may suffer interference due to the payment/advance of 13th salary, tax increases or reductions by the government, commemorative dates (such as Christmas and Black Friday), as well as due to unforeseen changes in the rules and/or macroeconomic conditions of the sectors in which customers operate, the Bank's business may be impacted by the effects of seasonality experienced by its customers in certain periods of the year, or certain market circumstances.
e)    main inputs and raw materials, stating:
i.    description of the relationships maintained with suppliers, including whether they are subject to governmental control or regulation, with an indication of the bodies and the respective applicable legislation
Information Technology (IT) is an essential component for the sustainable growth of the business of Inter and its subsidiaries. For this reason, the architecture of the IT structure has been continuously developed to increase efficiency and reduce the operational risks involved in all business processes.
Furthermore, in order to offer financial products and services, Banco Inter depends fundamentally on raising funds from third parties, which is done through various means, with emphasis on: (i) issuing Bank Deposit Certificates - CDBs; (ii) issuing Real Estate Credit Notes - LCIs, Secured Real Estate Notes - LIGs and Agribusiness Credit Notes - LCAs in the local market; (iii) issuing financial notes in the local market; and (iv) onlending operations of funds from the Employees Guarantee Fund for Length of Services ("FGTS").

ii.    any dependence on a few suppliers
The search for suppliers for Inter and its subsidiaries is a continuous and permanent activity, seeking to ensure greater competitiveness, better prices, and opportunities for Inter. Any dependence may occur due to the execution of contracts that have an exclusivity clause with a certain supplier or qualified and/or strategic services offered by specific suppliers.
iii.    any volatility in its prices
Volatility in prices, such as funds for credit operations, interest rates charged for financial products and services, among others, depend on macroeconomic conditions, company size, and market competition.
The main factors that can impact on the interest rates charged are: (i) variation in the basic interest rate, managed by the Central Bank in accordance with inflation expectations; (ii) variation in the client default index; and (iii) variations in the tax rates levied on credit operations.

1.5. Main clients
Identify where there are clients that account for more than 10% of the issuer's total net revenue, reporting:
a.    total amount of revenue from the client
No client accounted for more than 10% of the Company's total net revenue for the year ended December 31, 2022.
b.    operating segments affected by client revenues
No client accounted for more than 10% of the Company's total net revenue for the year ended December 31, 2022.

1.6. Relevant effects of state regulation on the Issuer's activities:
Describe the relevant effects of state regulation on the issuer's activities, commenting specifically on:
a.    the need for government authorizations to carry out activities and history of relationship with the public administration to obtain such authorizations.
Banco Inter, a subsidiary of the Company, carries out activities that are subject to regulation in Brazil, and requires authorization from BACEN to operate as a multiple bank, as established by Law No. 4,595/1964, as well as by CMN Resolution No. 4,122/2012, which authorization was granted to Banco Inter by means of Official Letter DEORF/GTBHO-2008/1950, dated March 27, 2008.
The Bank obtained, on April 16, 2019, through Presidential Decree No. 9,768, the authorization for foreign participation in its capital stock.
i)Main Regulatory Bodies
The SFN is made up of regulatory and supervisory bodies responsible for the regulation and supervision of financial institutions. Considering the activities performed by the Bank, the main regulators are:
National Monetary Council [“Conselho Monetário Nacional”]
The CMN oversees Brazil's monetary, credit, budgetary, fiscal, and public debt policies. The CMN is composed of the chairman of BACEN, the Special Secretary of Finance of the Ministry of Economy, and the Minister of Economy. According to Law No. 4,595/1964, the CMN is the SFN's highest regulatory body and is authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazilian gold and foreign exchange reserves, to determine Brazilian savings and investment policies, and to regulate the Brazilian capital markets for the purpose of promoting Brazil's socioeconomic development. In this regard, the CMN also supervises the activities of BACEN and CVM.
National Superintendence of Private Insurance [“Conselho Nacional de Seguros Privados”] (“CNSP”)
The CNSP is the body responsible for fixing the guidelines and standards of private insurance policy, and is composed of the Minister of Economy, as Chairman, the SUSEP Superintendent, representatives of the Ministry of Justice, the Ministry of Social Welfare and Assistance, BACEN, and CVM.
BACEN
BACEN is the agency responsible for implementing the policies formulated by the CMN related to foreign currency and credit, for regulating Brazilian financial institutions, including with regard to authorization to operate, compulsory minimum capital deposit requirements, disclosure of transactions carried out by financial institutions, as well as their financial information, and monitoring and regulating foreign investments in Brazil. According to Supplementary Law No. 179, of February 24, 2021, BACEN is managed by a joint board, consisting of nine members, one of whom is the Chairman of BACEN, all appointed by the President of Brazil and subject to approval by the Federal Senate. The term of office of BACEN's Chairman is four years, beginning on January 1st of the third year in office of the President of Brazil. The term of office of the other members is up to four years, with the first two members beginning on March 1st of the first year of the President of Brazil's term of office, and the next two on January 1st of each following year.
Financial Activities Control Board (“COAF”)
The COAF is the Brazilian financial intelligence unit and is legally responsible for coordinating mechanisms of cooperation and exchange of information that enable fast and efficient actions in the fight against "money laundering" and the "financing of terrorism", to discipline and apply administrative penalties, to receive, examine, and identify suspicious occurrences, and to supervise the activities of individuals and legal entities that do not have a specific regulator.

Securities and Exchange Commission of Brazil (“CVM”)
The CVM is an autonomous government entity under a special regime linked to the Ministry of Economy, pursuant to Law No. 6,385, of December 7, 1976, as amended (the "Capital Market Law“) with headquarters in Rio de Janeiro and jurisdiction over the entire Brazilian territory, endowed with independent administrative authority, legal personality, and its own assets. It is responsible for the execution of CMN's policies for the securities market, with competence to regulate, develop, control, and inspect this market, in strict conformity with the Capital Market Law and Law No. 6,404, of December 15, 1976, as amended (the "Brazilian Corporations Law").
Superintendence of Private Insurance (“SUSEP”)
SUSEP is the agency responsible for the control and supervision of the insurance, open private pension, capitalization, and reinsurance markets in Brazil. It is an autonomous government entity linked to the Ministry of Economy, created by Decree-Law No. 73, of November 21, 1966.
National Institute of Social Security
An autonomous government entity linked to the Ministry of Social Welfare and Assistance, responsible for recognizing the rights of the insured under the General Social Security Regime - RGPS. The National Institute of Social Security is responsible for regulating the payment of retirement, death, sickness, and accident aid, among other benefits, including payroll loans to retirees and pensioners.
ii)Regulation of electronic means of payment, the Brazilian Payment System ("SPB") and the Instant Payment System (SPI) and PIX
CMN and BACEN regulate and monitor the institutions participating in the SPB. Among such institutions are payment institutions and payment arrangements, whose regulatory framework was created in October of 2013, with the enactment of Law No. 12,865. Law No. 12,865 establishes the main legal framework for the electronic means of payment industry, regulating companies operating in the electronic money market and in the issuing of prepaid cards, issuers of credit cards, and other postpaid payment instruments, as well as approvers. Such companies were called "payment institutions". In addition, this law establishes principles for payment arrangements, payment arrangement institutors, and payment accounts, which are now part of the SPB.
The current regulations issued by the CMN and by BACEN: (i) delimit the activities conducted by each type of payment institution, defining each of them in more detail; (ii) establish the main criteria and procedures for obtaining BACEN's prior approval for the incorporation and operation of payment institutions and payment arrangements, including volume criteria, as well as for the cancellation of authorization, change of control, and corporate reorganizations, (iii) establish the conditions for holding management positions and the minimum capital requirements of payment institutions, (iv) regulate payment accounts, the identification of their users, and the way payment institutions allocate the funds deposited in them (including for preserving the value and liquidity of the balances of electronic currency held in such accounts); (v) regulate the provision of payment services within the scope of the payment arrangements that are members of the SPB and established criteria according to which a given payment arrangement would not be a member of the SPB; and (vi) establish rules on risk management, minimum capital requirements, and governance of the payment institutions.
Despite being regulated by BACEN, payment institutions are not considered financial institutions and, therefore, cannot perform activities of such institutions, as provided for in the applicable regulations. Furthermore, payment institutions and their officers and directors must observe and comply with certain laws and regulations applicable to financial institutions (such as those relating to the prevention and fight against money laundering and banking secrecy) and are subject, among other measures, to the Special Temporary Administration Regime, intervention, and extrajudicial liquidation procedures.
On March 11, 2022, BACEN issued Resolutions No. 197, 198, 199, 200, 201, and 202, which entered into force on January 1, 2023, that improved the prudential regulations applicable to payment institutions. These resolutions are based on the following pillars: (i) application of the prudential regulation to all institutions in a prudential conglomerate (similar to the current rules on financial institutions); (ii) improvement in the capital requirements of payment institutions; (iii) proportionality of the requirements based on the size and complexity of the activities carried out by relevant financial institutions; and (iv) gradual implementation, with full application of the rules by the end of 2025.

Instant Payment System - PIX
BACEN has sought to develop an efficient, competitive, and secure payment system, where the user is guaranteed payments and transfers in real time. One of BACEN's main concerns is to guarantee a dynamic of participation open to various types of payment service providers, once again fostering the development of innovations and differentiated services that meet the needs of end users.
On December 21, 2018, BACEN published Circular No. 32,927, which discloses the fundamental requirements for the creation of the Brazilian instant payments ecosystem.
On February 18, 2020, BACEN published BACEN Circular No. 3,985, which established, among other things, the provisions related to the modalities and criteria for participation in the instant payment arrangement and the Instant Payment System (SPI). The rule mandated that all financial institutions and payment institutions authorized to operate by BACEN and that have more than 500,000 active customer accounts (including checking, savings, and prepaid payment accounts) must participate in the SPI's instant payment arrangement. BACEN Circular No. 3,985 went into effect on March 2, 2020.
Further, through the enactment of BACEN Resolution No. 1, of August 12, 2020, which revoked BACEN Circular Nol 3,985 and BACEN Circular No. 4,027, of June 12, 2020, BACEN instituted and regulated, among other aspects, the instant payment arrangement (PIX) and the SPI, which make up instant payment, which is the electronic transfer of funds in which the transmission and availability of funds to the receiving user occurs in real time and whose service is available 24 hours a day, seven days a week, and on every day of the year. Transfers occur directly from the paying user's account to the receiving user's account, without the need for intermediaries, which provides lower transaction costs. On April 1, 2022, BACEN Resolution No. 195, of March 3, 2022 revoked BACEN Circular No. 4,027, of June 12, 2020 and other ancillary rules, in order to consolidate the regulations related to SPI and instant payment accounts into a single rule.
The process of adhesion to PIX is currently regulated by BACEN Normative Instruction No. 291, of July 29, 2022. The adhesion process is composed of three stages: (i) the registration stage; (ii) the approval stage; and (iii) the restricted operation stage. Effective participation in PIX occurs only after the last stage, that is, the restricted operation stage, is over. In addition, the procedures for becoming a direct participant in the SPI and maintaining an instant payment account with BACEN are regulated by Normative Instruction No. 243, of March 16, 2022.
On December 15, 2021, BACEN issued Resolution BACEN No. 20, which regulates the rediscount line to be granted by BACEN to financial institutions that are direct participants in the SPI. BACEN Resolution No. 175/2021 provides that rediscount operations will be carried out by means of purchase operations with a commitment to resell federal government bonds registered in SELIC, with the objective of providing liquidity to participating institutions, within and outside the regular hours for operations in the Reserve Transfer System.
On December 22, 2021, BACEN issued BACEN Resolution No. 177, regulating the penalties applicable to institutions participating in the PIX, which can be: (i) a fine; (ii) suspension; and (iii) exclusion from the PIX system, and can be applied separately or cumulatively.
PIX started its operation in Brazil on November 16, 2020.

iii)Principal limitations and restrictions on financial institutions
In accordance with the main international regulatory standards, Brazilian financial institutions are subject to a series of limitations and obligations. In general, these limitations and obligations refer to credit supply, risk concentration, investments, operational procedures, loans and other foreign currency operations, management of third party funds, and micro-credit, i.e. systemic risks. The restrictions and requirements for banking activities established by applicable laws and regulations include the following:
•No financial institution can operate in Brazil without the prior approval of BACEN.
•A Brazilian financial institution cannot hold a direct or indirect equity interest in any company located in Brazil or abroad without prior authorization from BACEN. In addition, the corporate purpose of the company in which the financial institution invests must be supplementary or secondary to the activities performed by the financial institution. Only the (i) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies, and multiple banks with investment or development portfolios do not require such prior approval; and (ii) temporary equity interests not registered as permanent assets and not consolidated according to the regulations in force.
•Financial institutions must disclose the members of their control group, which is understood to be a person or group of persons linked by a voting agreement or under common control, who hold partner rights corresponding to the majority of the voting capital of a corporation.
•Financial institutions must also submit to BACEN the entrance of a shareholder with qualified participation, understood as being direct or indirect participation held by individuals or legal entities, equivalent to 15% or more of the shares representing the total capital of the institution, together with an indication of the respective corporate holdings and accompanied by statements authorizing BACEN to access information about them contained in any public or private system of registration and information, and the Federal Revenue Service of Brazil to provide BACEN with a copy of the declaration of income, assets and rights, and real debts and liens relating to the last three fiscal years. In this case, BACEN may also request additional information and documents that it deems necessary, including with regard to the origin of the funds and the reputation of the respective joining shareholder.
•Brazilian financial institutions must submit for BACEN's prior approval the corporate documents that govern their organization and operation, including, without limitation, those related to capital increases, transfer of headquarters, opening, transfer, or closure of branches (whether in Brazil or abroad), election of members of corporate bodies, and any corporate reorganization or change in the composition of their shareholding control.
•Brazilian financial institutions must comply with minimum paid-in capital and compulsory deposit requirements, and must observe certain operational limits.
•Brazilian financial institutions must maintain sufficient capital reserves to absorb unexpected losses, according to the rules proposed by the Basel Committee and implemented by BACEN;
•Financial institutions may distribute results, on any account, in an amount higher than the legal minimum, in the situations in which this distribution does not compromise compliance with the operational requirements, and the resolution regarding the distribution of results in an amount higher than the legal minimum must also take into consideration the present and future impact on compliance with the minimum capital and the other operational limits established by BACEN.
•A Brazilian financial institution cannot own real estate that is not intended for its own use, except for real estate received in settlement of loans of difficult or doubtful solution or when expressly authorized by BACEN.
•Brazilian financial institutions must observe the principles of selectivity, guarantee, liquidity, and risk diversification.
•A Brazilian financial institution cannot lend more than 25% of its Reference Equity to a single person or group.
•A Brazilian financial institution may only carry out credit operations with certain related parties as long as it observes the limits and conditions specified by Law No. 4,595/1964 and CMN Resolution No. 4,693 (as defined below).
•Third-party asset management must be segregated from other activities and follow the regulations issued by the CVM.
•The total amount of funds invested in permanent assets of financial institutions cannot exceed 50% of their adjusted net equity.

•Brazilian financial institutions must comply with regulations to combat money laundering, financing of terrorism, and corruption;
•Brazilian financial institutions must implement internal policies and procedures to control their financial, operational, and management information systems and their compliance with all applicable regulations;
•Brazilian financial institutions should implement a compensation policy for directors and officers consistent with their risk management policies. At least 50% of the variable compensation must be paid in shares or share-based instruments, and at least 40% of the variable compensation must be deferred for future payment for at least three years;
•Law No. 4,595/1964, Law No. 13,506/2017, and specific regulations promulgated by the CMN provide for the imposition of penalties on financial institutions in certain situations where the applicable demands, controls, and requirements have not been observed. In addition, BACEN may cancel the authorization of a financial institution to operate if BACEN identifies, at any time, the occurrence of serious infractions, such as: (i) causing damage to liquidity, solvency, (ii) contributing to generating indiscipline in the financial markets or to affecting the stability or operation of the National Financial System, the Consortium System, the Brazilian Payments System, or the capital markets, (iii) making it difficult to know the real equity or financial situation of a financial institution, and (iv) severely affecting the purpose and continuity of the activities or operations within the scope of the National Financial System, the Consortium System, or the Brazilian Payments System;
•Due to the Covid-19 pandemic, BACEN issued Resolution No. 4,820, mandating that Brazilian financial institutions be temporarily subject to a ban (until December of 2020) on increasing senior management compensation, distributing dividends and interest on equity above what is mandatory, repurchasing shares, and reducing capital, as described in "Changes to market liquidity rules and other initiatives in response to the Covid-19 pandemic" below.
iv)Segmentation of Brazilian Financial Institutions
On January 30, 2017, the CMN issued CMN Resolution No. 4,553, which established five segments for financial institutions and other institutions authorized to operate by BACEN for the purposes of proportional application of prudential regulation. The financial institutions are classified according to their size as a percentage of the Brazilian GDP and international activity into one of the following Segments:
•Segment 1 ("S1") - composed of multiple banks, commercial banks, investment banks, and savings banks that are equal to or larger than 10% of the Brazilian GDP or that carry out relevant international activities, regardless of the size of the institution;
•Segment 2 ("S2") - composed of multiple banks, commercial banks, investment banks, and savings banks, with sizes of less than 10% and equal to or greater than 1% of Brazilian GDP, and the other institutions with sizes equal to or greater than 1% of Brazilian GDP;
•Segment 3 ("S3") - composed of institutions smaller than 1% and equal to or greater than 0.1% of the Brazilian GDP;
•Segment 4 ("S4") - composed of institutions smaller than 0.1% of the Brazilian GDP; and
•Segment 5 ("S5") - composed of institutions smaller than 0.1% of the Brazilian GDP that use the optional simplified methodology of regulatory capital, Tier I and Common Equity, except for multiple banks, commercial banks, investment banks, exchange banks, and savings banks.
v)Restrictions on the granting of credit
Credit operations with related parties are currently disciplined by CMN Resolution No. 4,693, of October 29, 2018 ("CMN Resolution No. 4,693") and by Law No. 4,595/1964, as amended by Law No. 13,506, of November 13, 2017 ("Law No. 13,506/2017").
According to the provisions of Law No. 4,595/1964 and as regulated by CMN Resolution No. 4,693, Brazilian financial institutions can only carry out credit operations with certain related parties, as long as the following requirements are cumulatively observed: (i) the aforementioned credit operations are conducted under conditions compatible with those of the market, including as to limits, interest rates, grace periods, terms, required guarantees, and criteria for risk classification for the creation of allowances for probable losses and write-off as loss, without additional or differentiated benefits in comparison to operations granted to other clients with the same profile of the respective institutions; (ii) the sum of the balances of credit operations contracted directly or indirectly with related parties must not exceed ten percent (10%) of the value related to the net equity adjusted by the accrued income and expenses, less the value of the interests held in institutions authorized to operate by BACEN and in financial institutions abroad, and subject to the individual maximum limits of (a) one percent (1%) for contracts with individuals; (b) five percent (5%) for contracts with legal entities, as well as other terms of CMN Resolution No. 4,693. The requirement listed in item (ii) above, however, provided the limits and conditions established by applicable regulations are respected, are not applicable to (i) credit transactions which have as counterparty an institution authorized to operate by BACEN, (ii) deposits and investments abroad, under the terms of the regulations in force, in financial institutions or institutions equivalent to financial institutions, (iii) the obligations assumed between related parties as a result of a liability imposed on clearing members and other participants of clearing houses or providers of clearing and settlement services authorized by BACEN or by the CVM their respective counterparties in transactions conducted within the purview of the said clearing houses or service providers; and (iv) other cases authorized by the CMN.
For the purposes of CMN Resolution No. 4,693, the following are considered to be related parties of a financial institution: (i) its controlling shareholders, officers and directors, and members of other corporate bodies (audit committee, advisory board, and others) or executive bodies and their respective spouses, companions, and relatives to the 2nd degree, (ii) with individuals or legal entities that have a qualified shareholding equivalent to 15% or more of the capital stock, as established by CMN Resolution No. 4,693, (iii) with legal entities in which, directly or indirectly, there is a qualified corporate interest equivalent to 15% or more of the capital stock, as established by CMN Resolution No. 4,693, (iv) with legal entities in which they have effective operational control or preponderance in resolutions, irrespective of the corporate interest, and (v) with legal entities in which officers and directors or members of the Board of Directors have a common interest with the financial institution.
For the purposes of CMN Resolution No. 4,693, the following are considered to be credit transactions with related parties: (a) loans and financing; (b) advances; (c) financial leasing operations; (d) rendering of endorsement, accommodation, surety, co-obligation, or any other type of personal guarantee of compliance with third party financial obligations; (e) availability of credit limits and other credit commitments; (f) loans contracted with funds to be released; (g) interbank deposits regulated under the terms of article 4, subsection XXXII, of Law No. 4,595/1964; and (h) deposits and investments abroad, under the terms of the regulations in effect, in financial institutions or those equated to financial institutions. Any transaction that constitutes indirect business, simulated or through the brokerage of third parties, with the purpose of performing the transactions provided for in the items above is also considered performed with a Related Party.
In addition, there are currently restrictions imposed on financial institutions limiting the granting of credit to public sector bodies and entities, regulated by CMN Resolution No. 4,589, of June 29, 2017 ("CMN Resolution No. 4,589"), which defines the exposure limit and the annual global limit with respect to the amount of credit transactions with public sector bodies and entities. For the purposes of the provisions of CMN Resolution No. 4,589, public sector bodies and entities are defined as:
•the direct administration of the Federal Government, the states, the Federal District, and the municipalities;
•the autonomous government entities and foundations instituted or maintained, directly or indirectly, by the Federal Government, the states, the Federal District, and the municipalities;
•public companies and non-financial government-owned companies, their subsidiaries and other companies controlled, directly or indirectly, by the Federal Government, the states, the Federal District, and the municipalities, including special purpose entities; and
•the other bodies or entities of the powers of the Federal Government, the states, the Federal District, and the municipalities.
vi)Transactions with fixed income securities
These transactions are characterized by defined rules of remuneration; that is, they are those whose yield is known in advance (prefixed interest) or that depend on a post-fixed remuneration index (inflation, interest rate, etc.).
Trading in government securities consists of the outright purchase and sale of securities issued by the Federal Government, which are registered in the Special System for Settlement and Custody (Selic), in accordance with BACEN Resolution No. 55, of December 16, 2020. Decree No. 9,292/2018, of February 23, 2018, establishes the characteristics of federal public debt securities, and there is a wide variety of securities, with their own characteristics as to terms (maturities) and profitability.

vii)Derivatives
The Bank uses derivatives to hedge its positions against price fluctuations, whether those assumed by the Bank in its transactions with clients or to protect against structural mismatches of the Bank.
The derivatives market is regulated by CMN Resolution No. 3,505, of October 26, 2007, CMN Resolution No. 4,948 of September 30, 2021, Law No. 11,033, of December 21, 2004, RFB Normative Instruction No. 1,585, of August 31, 2015, as amended, CMN Resolution No. 2,933, of February 28, 2002, BACEN Circular No. 3,106, of April 10, 2002, as amended, and by CMN Resolution No. 2,873, of July 26, 2001, as amended.
viii)Asset management regulations
Only individuals or companies authorized by the CVM can act as third-party asset managers. Financial institutions must segregate the management of third-party assets from their other activities. These institutions must appoint a manager as the agent responsible for management and supervision of such assets and a specialized technical department to perform asset management activities.
BACEN introduced, in February of 2002, a change obliging fund managers to mark to market their fixed income securities and to account for the results of the fund's portfolio of assets at their market value.
CVM Instruction No. 175, of December 12, 2022, together with CVM Instruction No. 181, of March 18, 2023, as amended, consolidated the rules applicable to investment funds. Certain structured investment funds are excepted and are governed by a separate set of rules. The asset management industry is also self-regulated by the Brazilian Financial and Capital Markets Association ("ANBIMA"), which approves supplementary rules and policies, mainly with respect to marketing and advertising.
The Securities and Exchange Commission of Brazil, through CVM Resolution No. 21, of February 25, 2021, together with Resolutions No. 162 and 167 of 2022, regulated the professional exercise of portfolio management. That autonomous government entity defines the administration of securities portfolios as the professional exercise of activities related, directly or indirectly, to the operation, maintenance, and management of a securities portfolio, including the investment of financial resources in the securities market on behalf of the investor.
ix)Regulations for opening deposit accounts and the main lines of credit to individuals
Demand deposit accounts
CMN Resolution No. 4,753, of September 26, 2019 ("CMN Resolution No. 4,753"), establishes requirements to be observed by financial institutions in opening, maintaining, and closing deposit accounts that are more simplified and modern compared to the repealed CMN Resolution No. 2,025 of 1993.
CMN Resolution No. 4,753 provides that, for the purposes of opening a deposit account, financial institutions must adopt procedures and controls that allow them to verify and validate the identity and qualification of the account holders and, when applicable, of their representatives, as well as the authenticity of the information provided by the customer, including by comparing this information with what is available in public or private databases, in a manner appropriate under the provisions for the prevention of money laundering and the financing of terrorism. The criteria for the definition of the information necessary to identify and qualify the account holders, as well as the control procedures adopted, must be formalized in specific documents by the financial institutions.
In addition, the aforementioned resolution states that the opening and closing of deposit accounts can be carried out based on a request submitted by the customer through any service channel made available by the financial institution for this purpose, including by electronic means, not admitting the use of a voice telephony channel. In this case, electronic means are considered to be the instruments and remote channels used for communication and information exchange, without face-to-face contact, between clients and institutions.

The resolution in question provides specific rules regarding the content of the contract for the provision of deposit account services and requires financial institutions, by means of the procedures and technologies used to open, maintain, and close deposit accounts, to ensure (i) the integrity, authenticity, and confidentiality of the information and electronic documents used; and (ii) protection against unauthorized access, use, alteration, reproduction, and destruction of the information and electronic documents.
Real Estate Credit
The Bank's Real Estate Credit transactions are regulated by Law No. 9,514, of November 20, 1997 ("Law No. 9,514"), which established the Real Estate Finance System ("SFI") and helped foster the real estate credit securitization market in Brazil by dealing with the deficiencies and limits presented by the Housing Finance System, established by Law No. 4,380, of August 21, 1964, as amended. Furthermore, other specific rules have come to regulate real estate financing, such as CMN Resolution No. 4,676, of July 31, 2018, as amended ("CMN Resolution No. 4,676"), which sets forth the criteria for granting real estate financing and contracting such transactions by financial institutions and other institutions authorized to operate by BACEN.
Law No. 9,514 authorized savings banks, commercial banks, investment banks, banks with a real estate credit portfolio, real estate credit societies, savings and loans associations, mortgage companies, and other entities, at the discretion of the CMN, to operate in the Real Estate Credit market, thus enabling the investment of funds from the financial and securities market for real estate financing, in addition to instituting securitization instruments and guarantee mechanisms such as real estate receivables certificates ("CRI") and the fiduciary sale of real estate.
Fiduciary sale
Fiduciary sale in guarantee in the scope of the financial and capital markets is currently regulated by Law No. 10,931, of August 2, 2004, which amended Law No. 4,728, of July 14, 1965. In addition, the concept of fiduciary ownership is also regulated by means of articles 1,361 to 1,368-B of Law No. 10,406, of January 10, 2002, as amended (the "Civil Code"). In the case of real estate, the law that regulates secured fiduciary sale is Law No. 9,514, mentioned above, as amended.
In addition to the aforementioned rules, BACEN and the CMN regulate the registration of security interests created on real estate, respectively, through BACEN Circular No. 3,747, of February 27, 2015, as amended, and CMN Resolution No. 4,088, of May 24, 2012, as amended.
Mortgage
Some financing operations destined for the construction of real estate projects are carried out by the Bank and have a mortgage as collateral, and are regulated by Decree-Law No. 70, of November 21, 1966.
Financing contracts in general
Regarding the characteristics of the financing contracts between the Bank and its borrowers, in general, these loans are regulated by the laws applicable to all commercial transactions and by the Civil Code, mainly by articles 1,361 to 1,368-B, which deal with the fiduciary sale of personal property, guarantees that are common in this type of transaction. In addition to the Civil Code, Law No. 8,078, of September 11, 1990, as amended (the "Consumer Protection Code") and Law No. 10,931, of August 2, 2004, which provides for, among other things, the Bank Credit Note (Cédula de Crédito Bancário) apply to loan agreements.
Payroll Loans
Specifically on the payroll loan credit modality, the Bank grants credit in accordance with specific laws and regulations, such as Federal Law No. 10,820/2003, of December 17, 2003, regulated by Decree No. 4,840/2003, of September 17, 2003, which disciplines the granting of payroll loans to employees under the Consolidated Labor Laws regime; contained in article 45 of Law No. 8,112, of December 11, 1990, regulated by Decree No. 8,690/2016, which disciplines credit to federal public servants; and INSS/PRES Normative Instruction No. 28/2008, which disciplines the granting of credit to retirees and pensioners of the INSS.

Normative Instruction No. 100 of the National Institute of Social Security (INSS) dated December 28, 2018, amended IN No. 28, of May 19, 2008, regarding the rules of payroll loans to make control more effective. The objective of these changes was to tighten control over this type of credit offered to retirees and pensioners, in order to combat fraud and commercial harassment by banks and financial institutions against the insured.
In summary, the standard prohibits financial institutions from carrying out any active marketing activity, commercial offers, and proposals that try to convince the INSS beneficiary to sign personal loan and credit card contracts, with payment discounted directly from the benefit, for a period of 180 days from the date of the sending of the benefit. With the measure, banks and finance companies will not be able to offer payroll loans until the end of this period.
Another measure provided for in the Normative Instruction is the blocking of benefits for contracting loans for a period of 90 days, counting from the date the benefit is sent. The rule, however, provides that the benefit paid by the INSS can be unblocked for the contracting of a payroll loan, after this period, as long as the retirees themselves, pensioners, or legal representatives arrange with the financial institution to unblock the benefit for contracting this type of credit.
During the state of public calamity, recognized by Legislative Decree No. 6, of March 20, 2020, effective until December 31, 2020, the unblocking referred to in the above paragraph may be authorized thirty (30) days counted after the date the benefit is sent, also during this period, the financial institutions may offer a grace period for the beginning of the discount of the first installment in the social security benefit, for the payment of payroll loans, provided it does not exceed 90 days (this period must be computed to the maximum number of installments to be discounted from the benefit for settlement of the contract, which is currently 84 installments). These changes were promoted by INSS Normative Instruction No. 107, of July 22, 2020.
Executive Order No. 936 of 2020, converted into Law No. 14,020, of July 6, 2020, established the Emergency Program for Maintenance of Employment and Income, with application during the state of public calamity recognized by Legislative Decree No. 6, of March 20, 2020, with the objectives of: preserving employment and income; ensuring the continuity of labor and business activities; and reducing the social impact resulting from the consequences of the state of public calamity and public health emergency. It defines the following as measures of the program: payment of the Emergency Benefit to Preserve Employment and Income in the following cases: proportional reduction of working hours and wages; and temporary suspension of employment contracts. It recognizes, subject to certain terms, a provisional job guarantee to employees who receive the Emergency Job and Income Preservation Benefit, as a result of the reduction in working hours and salary or temporary suspension of the employment contract. It provides that measures to reduce working hours and salaries or temporary suspension of the employment contract may be entered into by means of collective bargaining, establishing the scenarios in which the program's measures will be implemented by means of an individual agreement or collective bargaining. In this scenario, a percentage of the payroll loan contracts may be affected, notably in relation to the decrease in the payroll loan margin of the borrower in this period, causing compulsory refinancing, prolonging the contracts.
Assignment of credit to third parties
CMN Resolution No. 2,836, of May 30, 2001, consolidates rules about credit assignment and authorizes financial institutions and leasing companies to assign credits arising from loan, financing, and leasing operations to people who are not members of the SFN, through cash settlement, without the co-obligation of the assignor institution, and the repurchase of the assigned credits is not allowed.
In turn, CMN Resolution 2,686, of January 26, 2000, establishes conditions for the assignment of credits to special purpose entities and to real estate credit securitization companies.
x)Regulations aimed at ensuring the soundness of the SFN
Restrictions on risk concentration
Brazilian law prohibits financial institutions from concentrating their risks into just one person or group of related persons. The applicable regulations prohibit a financial institution from extending credit to any person or group of related persons in an aggregate amount equivalent to 25% or more of its reference assets. This limitation applies to any transaction involving the granting of credit, including: (i) loans and advances; (ii) guarantees; and (iii) subscription, purchase, and renegotiation of securities, subject to the exceptions provided for in CMN Resolution No. 4,677, of July 31, 2018, as amended.

Investment Restrictions
Financial institutions cannot: (i) realize, on a consolidated basis, permanent assets that exceed 50% of their reference assets; (ii) acquire real estate, with the exception of assets for their own offices and service stations; or (iii) acquire equity stakes in other financial institutions abroad, without prior approval from BACEN.
When a bank receives real estate as payment for a debt, the property must be sold. The term and form to be observed by banks for the sale of such real estate should be subject to regulations by the CMN.
xi)Risk Management Structure Regulation
According to CMN Resolution No. 4,557/17, financial institutions and other institutions authorized to operate by BACEN must implement, among other structures and policies, a risk management structure.
The risk management structure should provide for:
•clearly documented risk management policies and strategies that establish limits and procedures for maintaining risk exposure in accordance with the levels set forth in the risk appetite statement ("RAS") - which documents risk appetite levels;
•effective processes for tracking and timely reporting of exceptions to the risk management policies, limits, and risk appetite levels set forth in the RAS;
•systems, routines, and procedures for risk management;
•periodic assessment of the adequacy of the systems, routines, and procedures mentioned in the item above;
•adequate policies, processes, and controls to ensure prior identification of risks inherent to: (a) new products and services; (b) relevant modifications to existing products or services; (c) significant changes in the institution's processes, systems, operations, and business model; (d) hedging strategies and risk-taking initiatives; (e) significant corporate reorganizations; and (f) changes in macroeconomic prospects;
•clearly documented roles and responsibilities for risk management purposes that set out the duties of the institution's personnel at its various levels, including outsourced service providers;
•stress testing program;
•continuous evaluation of the effectiveness of the risk mitigation strategies used, considering, among other issues, the results of the stress tests;
•clearly documented policies and strategies for business continuity management; and
•timely management reports to the institution's executive board, the risk committee, and the board of directors, if any, on, among other issues: risk mitigation actions and assessment of their effectiveness and stress test assumptions and results.
Internal Controls and Internal Audit
Under CMN Resolution No. 4,968, of November 25, 2021, all financial institutions authorized to operate by BACEN must establish internal policies and procedures to control: (i) their activities; (ii) their financial, operational, and management information systems; and (iii) compliance with applicable legislation and regulations. The boards of the financial institutions are responsible for the deployment/implementation of an effective internal controls structure through the definition of control activities at all levels of the institution, as well as for systematic verification of adoption and compliance with the internal procedures determined. These internal controls, regardless of the size of the institution, must be effective and consistent with the nature, complexity, and risk of the operations it carries out.
The internal controls systems must be continuous and effective, defining controls activities for all levels of business and for all the risks to which the institution is exposed; integrate the routine activities of the institution's relevant areas; and be periodically reviewed and updated.

Under CMN Resolution No. 4,879, of December 23, 2020, which came into effect on January 1, 2021, financial institutions authorized to operate by BACEN must also implement and maintain an internal audit activity compatible with their nature, size, complexity, structure, risk profile, and business model, with the necessary conditions to assess, in an independent, autonomous, and impartial manner, the quality and efficiency of the systems and processes of internal controls, risk management, and corporate governance of the institution.
Compliance Policy
Under CMN Resolution No. 4,595, of August 28, 2017, financial institutions and other institutions authorized to operate by BACEN must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile, and business model of the institution. The compliance policy must ensure effective management of its risk in a manner integrated with the other risks incurred by the institution, under the terms of the prudential regulations. Among others, the compliance policy should define the objective and scope of the compliance function at the institution, establish, within the institution's organizational structure, the position of the specific unit responsible for the compliance function, specify the allocation of sufficient, adequately trained, and experienced personnel to the compliance function, and establish a clear division of responsibilities of the people involved in the compliance function in order to avoid possible conflicts of interest.
The compliance policy must be approved by the Board of Directors. The regulation also attributes to the Board of Directors the responsibility for ensuring: (i) adequate management of the compliance policy at the institution; (ii) effectiveness and continuity of application of the compliance policy; (iii) dissemination to all employees and relevant outsourced service providers of said policy; and (iv) dissemination of standards of integrity and ethical conduct as part of the institution's culture. The Board of Directors is also responsible for ensuring that corrective action is taken when compliance failures are identified, and for providing the means necessary for the activities related to the compliance function to be carried out properly.
Independent Auditors and Audit Committee
Independent Auditors
All financial institutions in Brazil must have their financial statements audited by independent auditors registered with the CVM and who meet the minimum requirements established by BACEN.
At least every five consecutive years, financial institutions must proceed with replacement of the technical responsible person, director, manager, supervisor, and any other member, with a management function, of the team involved in the audit work, a requirement established by CMN Resolution No. 4,910, of May 27, 2021 ("CMN Resolution No. 4,910"). Former auditors can be rehired only after completing three years since their prior service. In addition, financial institutions must designate a technically qualified senior manager to be responsible for compliance with all standards on financial statements and auditing. People who worked on the audit team in the prior twelve months cannot be hired.
As a result of the audit work, the independent auditor must prepare the following reports: (i) audit report, issuing an opinion regarding the financial statements and respective explanatory notes, including in relation to the compliance with the financial regulations issued by CMN and BACEN; (ii) report evaluating the quality and adequacy of the internal controls systems, including in relation to the electronic data processing and risk management systems, highlighting any deficiencies identified; (iii) report on non-compliance with legal and regulatory provisions, which have or may have significant impacts on the financial statements or on the operations of the audited financial institution; (iv) limited assurance report, analyzing the Bank's Annual and Sustainability Report according to the guidelines and requirements of the Global Reporting Initiative ("GRI"), as applicable; and (v) any other reports required by BACEN, by the CVM, and by B3. The reports issued by the independent auditors must be available for review upon request by the supervisory authorities for at least five (5) years.
The independent auditors and the Audit Committee, when set up, individually or jointly, must formally notify BACEN of the existence of or evidence of error or fraud, within three business days of identifying the respective occurrence, including:
•non-compliance with legal and regulatory norms, which puts the audited institution's continuity at risk;
•fraud of any amount perpetrated by the institution's management;
•material fraud perpetrated by employees of the institution or by third parties; and
•errors that result in material misstatements in the audited institution's financial statements.

The financial institution's executive board must mandatorily notify the independent auditor and the audit committee, if set up, about the occurrence or the suspicion of occurrence of any of these situations, within twenty-four (24) hours of identification thereof.
Board of Auditors ("Coaud")
Under CMN Resolution 4,910, every financial institution (i) that is a listed company; (ii) that is a lead institution of a prudential conglomerate classified in Segments S1, S2, or S3; or (iii) that is classified in Segments S1, S2, or S3, must establish a corporate board of auditors.
The Coaud must be composed of at least three members. The members of the Board of Auditors of financial institutions may have terms of office of a maximum of five years, and one-third (1/3) of the committee members may have their terms renewed for another five (5) years. Former members of the Board of Auditors may be re-elected after a period of three (3) years after the end of their last term. The number of members, criteria for appointment, and criteria for dismissal must be stated in the institution's bylaws or articles of incorporation, while the duties, criteria for remuneration, and length of the term of office must be laid down in the institution's internal rules. At least one of the members must have proven knowledge in accounting and auditing that qualifies him for the job.
For financial institutions that have shares admitted for trading and that are government-controlled companies, at least one member of the Board of Auditors must also be a member of the Board of Directors and cannot simultaneously hold the function of officer of the institution.
Among other duties, the Board of Auditors must prepare reports for each six-month period, which must be published in summary form, together with the financial statements for the six-month periods ending June 30 and December 31 of each year. The Board of Auditors should report directly to the institution's Board of Directors or, as the case may be, to the Executive Board.
Financial reporting and auditing requirements
Brazilian law requires financial institutions to prepare their financial statements according to certain standards established by Brazilian corporate law and other applicable regulations, including the Accounting Plan for Financial Institutions (COSIF). Every financial institution is required to have its financial statements audited every six months. The quarterly financial information, as required by CVM regulations, is subject to review by independent auditors.
Ombudsman's Office
According to CMN Resolution No. 4,860, of October 23, 2020, financial institutions that have customers who are individuals, including individual entrepreneurs, or legal entities classified as microenterprises and small businesses, must establish an ombudsman department, whose mission is to ensure strict compliance, by financial institutions, with the legal and regulatory arrangements relating to consumer rights, and to mediate any conflicts between financial institutions and their customers and users of their products and services. The Ombudsman's duties are: (i) to provide last resort service to the demands of clients and users of products and services that have not been solved in the institution's primary service channels; and (ii) to act as a communication channel between the institution and clients and users of its products and services, including the mediation of conflicts; and (iii) to keep the institution's board of directors or executive board, as applicable, informed of its activities.
The structure of a financial institution's ombudsman’s ofice should be compatible with the nature and complexity of its products, services, activities, processes, and systems. In addition, the ombudsman area cannot be linked to another organizational component of the financial institution that constitutes a conflict of interest or duties, such as the services and products trading unit, the area responsible for risk management, and the areas performing internal audit.

xii)Regulations for registration and classification of sale or transfer of assets
CMN Resolution No. 3,533, of January 31, 2008 (“CMN Resolution No. 3,533”), contains changes in the manner in which sales and transfers of assets are recorded, classified, and disclosed in banks' books (under CMN Resolution No. 3,809, of October 28, 2009, as amended). The accounting treatment now follows the criteria of transfer of risk and, incidentally, of transfer of control. Thus, the sales or transfers of financial assets must be classified and recorded according to the following categories: (i) transactions with substantial transfer of risks and rewards; (ii) transactions with substantial retention of risks and rewards; and (iii) transactions without substantial transfer or retention of risks and rewards. The evaluation regarding the transfer or sale of risks and benefits of ownership of financial assets is the responsibility of the institution and must be carried out based on consistent and verifiable criteria. According to CMN Resolution No. 3,533, if the assignor substantially retains the risks and benefits of the assets assigned, such receivables cannot be accounted for as off-balance sheet loans. This provision is equally applicable to operations: (i) with repurchase commitments; (ii) in which the assignor assumes the obligation to compensate the assignee for losses; and (iii) made in conjunction with the acquisition of subordinated units of Credit Rights Investment Funds ("FIDC").
xiii)Capital adequacy guidelines
Brazilian financial institutions must comply with guidelines established by the CMN and BACEN equivalent to those of the Basel Committee on Banking Supervision ("BCBS"), including the Basel Accord ("Basel II") and the Basel III Accord ("Basel III"), as a result of the risks and minimum capital adequacy requirements. Banks provide the BACEN with the information necessary for the exercise of its supervisory functions, which include monitoring solvency and capital adequacy activities.
The main objectives of the Basel II and Basel III directives are: (i) to improve the capacity of financial institutions to absorb shocks coming from the financial system or from other sectors of the economy; (ii) to reduce the risk of contagion from the financial sector to the real sector of the economy (systemic risk); (iii) to help maintain financial stability; and (iv) to promote sustainable economic growth.
Brazilian financial institutions are subject to capital measurement and standards based on a risk-weighted assets index. The parameters of this methodology resemble the international framework of minimum capital measurements adopted by the Basel II Accords, except for certain differences (for example, Basel II requires banks to have a capital ratio proportional to risk-weighted assets of at least 8.0%, while the Brazilian standards required, in 2018, minimum capital of 8.625% and require, in 2019, minimum capital of 8.0% of risk-weighted assets).
The regulatory capital (Reference Equity) of Brazilian financial institutions is composed of two levels. Tier I capital is represented by the composition of shareholders' equity plus certain reserves, income, and hybrid capital and debt instruments authorized by BACEN. Tier II capital is composed of revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred shares with cumulative dividends, certain subordinated and hybrid debt instruments, and unrealized profits related to adjustments in the market value of securities available for sale.
Basel III
In 2010, the Basel Committee issued the Basel III framework, which supplements and amends Basel II. The Basel III directives deal with:
•methodology for determining regulatory capital; and
•methodology for calculating the capital maintenance requirement, adopting minimum requirements for Reference Equity, Tier I, and Core Capital, and introducing Additional Core Capital.
As with other Basel directives, the Basel III framework will not be implemented automatically, but rather gradually by each country through legislation or regulations to be imposed on domestic banks in that country. Basel III has been implemented in Brazil since 2013.

According to the Basel III directives, the Reference Equity (PR), which is the amount of available capital taken into account for purposes of determining the operating limits of Brazilian financial institutions, continues to be made up of the sum of Tier I and Tier II, where Tier I is composed of the Core Capital2 and Supplementary Capital,3 hybrid instruments of capital and debt and that comply with the new requirements set forth in CMN Resolution No. 4,955, of October 21, 2021 ("CMN Resolution No. 4,955"). However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for the purposes of the composition of the Core Capital, the acceptance of financial instruments that do not demonstrate effective capacity to absorb losses and requires the reduction of assets that, in certain situations, could compromise the capital value of the financial institution due to the low liquidity of the instruments, dependence on future earnings for realization, or difficulty in measuring value.
Core Capital is calculated by adding the amounts corresponding to (1) share capital, (2) capital reserves, revaluation reserves and profit reserves, (3) unrealized gains from equity valuation adjustments, with the exception of the items presented in item (7) below, (4) retained earnings or profits, (5) credit earnings accounts, with the exception of the items presented in item (8) below, (6) deposits in an escrow account to cover capital deficiencies, (7) the balance of the positive adjustment to market value of derivative financial instruments used for cash flow hedging; and (8) the balance of the positive adjustment to market value of derivative financial instruments recorded as liabilities resulting from changes in the institution's own credit risk, net of taxes, subtracting the amounts corresponding to (1) unrealized losses arising from equity valuation adjustments, except those set forth in item (5) below, (2) shares or any other instruments issued by us that are authorized by BACEN to make up Core Capital, as determined by CMN Resolution No. 4,955, acquired directly, indirectly, or synthetically, including through (a) investment fund units, in proportion to the participation of these instruments in the fund portfolio, (b) entities similar to financial institutions or (c) derivative transactions, including index derivatives, (3) accumulated losses, (4) profit and loss accounts, with the exception of the items presented in item (6) below, (5) the balance of the negative adjustment to market value of derivative financial instruments used to protect cash flow (6) the balance of the negative adjustment to market value of financial instruments recorded as liabilities resulting from changes in the institution's own credit risk, net of taxes and (7) the Prudential Adjustments provided for in article 5 of CMN Resolution No. 4,955.
Supplementary Capital is calculated via the addition of the sums corresponding to debt instruments, as provided for in article 15 of CMN Resolution No. 4,955, less the sums corresponding to (1) investments in instruments eligible for capital adequacy, issued by an institution authorized to operate by BACEN or by an institution located abroad that performs activities similar to those performed by financial institutions in Brazil, and that is not part of a conglomerate, pursuant to article 8 of CMN Resolution No. 4,955, and (2) investments and instruments authorized to make up Supplementary Capital, redeemed or repurchased directly or indirectly, or that in short, are: (a) investment fund units, in proportion to the participation of these instruments in the portfolio of the respective fund, (b) entities similar to controlled financial or non-financial institutions, or (c) derivatives, including index derivatives.
Tier II Capital is calculated by adding the amounts corresponding to the debt instruments that meet the requirements established in article 20 of CMN Resolution No. 4,955 and the difference of the highest value, between the provisioned value and the expected loss in the exposures covered by the internal credit risk classification system (IRB approaches); deducted from the amounts corresponding to (1) investment in instruments eligible for capital adequacy, issued by an institution authorized to operate by the Central Bank or by an institution headquartered abroad that performs activities equivalent to those of a financial institution in Brazil, which is not part of a conglomerate, pursuant to article 8 of CMN Resolution No. 4,955, and (2) equity and instruments authorized to make up Tier II Capital, redeemed or repurchased directly, indirectly, or synthetically, including through (a) investment fund units, proportionally to the participation of these instruments in the fund's portfolio, (b) entities similar to the financial institution's controlled company or non-financial institution, or (c) operations with derivatives, including index derivatives.
2    Core Capital: It is the capital component calculated by adding the amounts corresponding to (i) capital stock, (ii) capital, revaluation, and profit reserves, (iii) unrealized gains resulting from equity valuation adjustments, with the exception of those provided for in item (vii) below, (iv) accumulated surplus or profits, (v) credit earnings accounts, (vi) deposits in an escrow account to fill a capital deficiency, and (vii) the balance of the positive adjustment to the market value of derivative financial instruments used for cash flow hedging; with the deduction of the amounts corresponding to (i) unrealized losses arising from equity valuation adjustments, with the exception of those provided for in item (v) below, (ii) shares or any other instruments of its own issuance, authorized by the Central Bank to make up the Core Capital, as determined by CMN Resolution No. 4,192, acquired directly, indirectly, or in a synthetic form, including through (1) units of investment funds, proportionally to the participation of these instruments in the fund portfolio, (2) entities similar to financial institutions or by controlled non-financial entities or (3) operations with derivatives, including index derivatives, (iii) accumulated losses, (iv) debit earnings accounts, (v) balance of the negative adjustment to the market value of derivative financial instruments used for cash flow hedging, (vi) the prudential adjustments listed in article 5 of CMN Resolution No. 4,192.
3    Supplementary Capital: This is the capital component calculated by adding the sums corresponding to the instruments that meet the requirements established in article 17 of CMN Resolution No. 4,192; less the amounts corresponding to (i) investments in instruments eligible for PR issued by an institution authorized to operate by the Central Bank or by an institution located abroad that performs an activity equivalent to that of a financial institution in Brazil, which is not part of the conglomerate, pursuant to CMN Resolution No. 4,192, and (ii) shares of its own issuance, authorized to make up the Supplementary Capital, acquired directly, indirectly, or synthetically, including through (1) units of investment funds, proportionally to the participation of these instruments in the fund portfolio, (2) entities similar to financial institutions or by controlled non-financial entities or (3) operations with derivatives, including index derivatives.

Pursuant to CMN Resolution No. 4,958, of October 21, 2021, the Minimum Required Reference Equity ("PRMR") corresponds to the capital required of financial institutions to face the risks arising from their activities. According to the regulations in force, PRMR corresponds to application of the factor "F" to the amount of Risk Weighted Assets (RWA), with "F" being equal to: 8% of RWA.
In determining the amount of Risk Weighted Assets, the sum of the following portions is considered:
I -    RWACPAD, relating to exposures to credit risk subject to the calculation of the capital requirement under the standardized approach;
II -    RWACIRB, concerning exposures to credit risk subject to the calculation of capital requirement through internal credit risk rating systems (IRB approaches) authorized by BACEN;
I -    RWAMPAD, relating to exposures to market risk subject to the calculation of the capital requirement under the standardized approach;
IV -    RWAMINT, relating to exposures to market risk subject to the calculation of the capital requirement through an internal model authorized by the Central Bank of Brazil;
V --    RWAOPAD, relating to the calculation of the capital required for operational risk under the standardized approach; and
VI -    RWAOAMA, relating to the calculation of the capital required for operational risk through an internal model authorized by BACEN.
Supplementarily, in line with the Basel III requirements, minimum capital requirements have been instituted. Tier I capital must reach the minimum ratio of 6.0% (according to the schedule established by BACEN), divided into two parts: (i) Core Capital, composed mainly of corporate capital and profit reserves (shares, quotas, reserves, and earned income) of at least 4.5%, and (ii) Supplementary Capital, composed mainly of securities and capital instruments authorized by BACEN (but excluding amounts related to financing instruments issued by other local or foreign financial institutions) and any of its own shares purchased by the institution and the integration of which into the Supplementary Capital is allowed.
In compliance with the Basel III standards, BACEN has also instituted Additional Core Capital. According to CMN Resolution No. 4,958, the Additional Core Capital will be equivalent to the sum of the Additional Core Capital Conservation, the Additional Countercyclical Core Capital, and the Systemically Important Additional Core Capital. The regulation establishes the minimum requirements and methods for calculating each of these portions of the Additional Core Capital.
The Basel III regulations also provide for the implementation of a leverage ratio calculated by dividing Tier I capital by a bank's total exposure. Furthermore, in early 2015, BACEN issued new regulations governing the calculation and reporting of the leverage ratio of Brazilian financial institutions, in accordance with the Basel III rules, which came into effect in October of 2015.
In 2015, the CMN and the BACEN also issued a set of rules for the implementation in Brazil of the short-term liquidity ratio (liquidity coverage ratio or "LCR") in Brazil, especially BACEN Circular No. 3,749, of March 5, 2015. The purpose of the LCR is to demonstrate that financial institutions have sufficient liquid assets in a stress scenario lasting one month. Under the applicable rules, the largest Brazilian banks have been required to maintain an LCR of at least 100% since January of 2019. BACEN also released in 2015 the local methodology for calculating the LCR in order to align the existing standards with the guidelines of the document "Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools" issued by the Bank for International Settlements in January of 2013.
Also, in accordance with the international calendar divided into phases for the implementation of Basel III, BACEN also established a long-term liquidity index to control the cash position of banks and its implementation under BACEN Circular No. 3,869, of December 19, 2017.
In addition, to enable implementation of the Basel III framework in Brazil, certain legislative changes have been made. Among others, Law No. 12,838, enacted on July 9, 2013, empowered BACEN to limit the payment of dividends by financial institutions in the event of non-compliance with the equity capital requirements defined by the CMN.

xiv)Credit Guarantee Fund ("FGC")
The purpose of the FGC is to guarantee the payment of funds deposited in financial institutions in the event of intervention, liquidation, bankruptcy, or insolvency. The FGC is financed, among other thing, by ordinary contributions made by the financial institutions, in the amount of 0.01% of the amount of the account balances referring to the financial instruments representing credit that are subject to an ordinary guarantee by the FGC. Delay in making these contributions is subject to a fine of 2% on the contribution amount, plus adjusted for inflation based on the Selic rate.
The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits kept in accounts blocked for check transactions (for the registration and control of funds related to the provision of salary, income, retirement payment services), bills of exchange, real estate credit notes, mortgage notes, agribusiness credit notes, and repo operations, whose objects are instruments issued after March 8, 2012, by a company of the same group owed to each client by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC up to a maximum of two hundred and fifty thousand Brazilian Reais (R$250,000.00) per client. Furthermore, since December 22, 2017, the total of such claims of each creditor against the group of all member financial institutions is subject to an overall limit of R$ 1,000,000.00 (one million Brazilian Reais) every four consecutive years.
Loans from financial institutions and other institutions authorized to operate by BACEN, supplementary pension fund entities, insurance companies, capitalization companies, investment clubs, and investment funds, as well as those representing any interest in these entities or in financial instruments held by them, are not protected by the FGC's ordinary guarantee.
The FGC may invest up to 50% of its net equity in: (i) the acquisition of credit rights of financial institutions and leasing companies; (ii) fixed income securities issued by associated institutions as long as they are backed by credit rights created or to be created with the funds of the respective investments; and (iii) matched transactions, under the terms of CMN Resolution No. 2,921, of January 17, 2002. The FGC may dispose of any asset acquired in the transaction described in the aforementioned items (i), (ii) and (iii).
xv)Corporate structure
Except in cases provided as exceptions in the law, financial institutions must be organized as corporations, and are subject to the provisions of Brazilian corporate law and the rules issued by BACEN, and to inspections by the CVM if they are registered as publicly-traded companies. The capital stock of financial institutions can be divided into voting or non-voting capital, where the non-voting part cannot exceed 50% of the total capital. In view of the Bank's adherence to B3's special trading segment, Tier 2, its capital stock is divided into common and preferred shares.
xvi)Credit Classification and Allowance for Loan Losses
CMN Resolution No. 2,682, of December 21, 1999, as amended ("CMN Resolution No. 2,682/1999") and No. 2,697 of February 24, 2000, establish, for the members of the SFN, the criteria for the classification of credit operations and the rules for the creation of the Allowance for Loan Losses ("PCLD") for the purposes of financial information prepared in accordance with Bacen GAAP.
CMN Resolution 2,682/1999 establishes that credit operations must be classified in 9 risk levels and a PCLD must be created over them, in the following percentages:

Risk classification	AA	A	B	C	D	E	F	G	H
Minimum allowance (%)	0.0%	0.5%	1.0%	3.0%	10.0%	30.0%	50.0%	70.0%	100.0%
The risk of the operations for the Bank is calculated automatically based on data about the operation, the client, and the guarantees linked to the credit operation.
According to CMN Resolution No. 2,682/1999, the risk classification of the operation must be reviewed: a) monthly as a function of delay in the payment of the installment of the principal or charges, observing the days of delay established in the table below; b) every six months, for operations from the same client or economic group whose amount is superior to 5% of the adjusted net equity of the institution; c) once every 12 months.

For past due loans, the regulations establish minimum risk ratings as follows:

Number of days overdue[1]	15 to 30 Days	31 to 60 days	61 to 90 days	91 to 120 days	121 to 150 days	151 to 180 days	Over 180 days
Minimum Classification	B	C	D	E	F	G	H2

1 - The period can be doubled in the case of loans with a term longer than 36 months.
2 - Operations classified as a level "H" risk must be transferred to the offset account (losses), with the corresponding debit in an allowance, after six months of its classification as "H" risk, as long as it is overdue for more than 180 days.

Financial institutions must keep their policies and procedures for the granting and classification of credit operations adequately documented, which must be made available to BACEN and the independent auditors. Detailed information about the composition of the credit operations portfolio must be disclosed in an explanatory note to the financial statements, observing, at least: (i) distribution of the operations, segregated by type of client and economic activity; (ii) distribution by maturity range; and (iii) amount of renegotiated operations, recorded against losses and recovered operations, in the fiscal year.
xvii)Central Credit Risk System
BACEN's Credit Information System ("SCR") is the main instrument used by banking supervision to monitor the credit portfolios of financial institutions. In this sense, it plays an important role in ensuring the stability of the SFN and in crisis prevention, providing more facilities for borrowers and more transparency for society.
SCR's main objective is to provide BACEN with precise and systematic information about credit operations contracted with financial institutions, with the purpose of protecting the funds deposited by citizens. In addition, SCR is used by financial institutions, provided they have specific authorization from their customers, to evaluate the payment capacity of customers.
The institutions report the value of any credit operations, current or overdue, and the values referring to guarantees or sureties provided by financial institutions to their clients, it being mandatory to identify clients whose sum of liabilities is equal to or greater than R$ 200.00. CMN Resolution No. 5,037, of September 20, 2022, as amended, provides for the supply to BACEN of information on credit operations, within the scope of the SCR.
xviii)Prevention and Fighting Against Money Laundering and Financing of Terrorism
According to Law No. 9,613, of March 3, 1998, as amended ("Law No. 9,613/1998"), which provides for the crimes of "laundering" or concealing of assets, rights, and valuables, financial institutions must:
•identify and keep updated the registration information of its customers;
•keep records of operations involving local or foreign currency, bonds, and securities ("TVM"), credit securities, metals, or any other asset capable of being converted into cash;
•keep internal controls and consolidated records that allow verification of the client's identity, the compatibility between the movement of funds, the economic activity, and financial capacity;
•follow up and monitor the operations or proposals made by clients, in order to detect situations that, due to their characteristics (manner of performance, parties involved, frequency, instruments used, or lack of economic or legal grounds), may indicate the existence of signs of money laundering or an artifice to circumvent the control mechanisms in place; and
•notify the competent authorities (without the client's knowledge) of the indications of money laundering detected and of transactions performed in cash, above the amount defined by BACEN.
Additionally, Law No. 9,613/1998 also established the COAF. The COAF's main role is to promote cooperation among the Brazilian governmental authorities responsible for the national implementation of money laundering prevention policies, in order to deter illegal and fraudulent acts. Its activities also include the application of administrative fines (to those not subject to their own inspection or regulatory body) and examination and identification of activities suspected of being illegal under Law No. 9,613/1998.

Law No. 13,260, of March 16, 2016, defined the crime of terrorism as an act committed by one or more individuals of the acts provided for in this article, for reasons of xenophobia, discrimination or prejudice on the basis of race, color, ethnicity, and religion, when committed with the purpose of causing social or generalized terror, exposing to danger person, property, public peace, or public safety. Although this law did not impose an obligation on financial institutions to adopt internal procedures and mechanisms to prevent financing of terrorism, due to best practices, specific regulations, and international efforts, Brazilian financial and payment institutions must comply with specific regulations to prevent financing of terrorism.
BACEN regulated Law No. 9,613 by means of BACEN Circular No. 3,461/2009, which consolidated the norms for preventing and fighting money laundering in effect at the time. On January 23, 2020, BACEN issued BACEN Circular No. 3,978, as amended ("BACEN Circular No. 3,978/2020"), which consolidated the procedures for preventing and combating money laundering in effect at the time, which came into effect on October 1, 2020, and repealed BACEN Circular No. 3,461/2009. This new rule issued by BACEN established the specific procedures for identification of clients; registration of transactions; monitoring and reporting to COAF; conducting business with politically exposed persons; relationship with financial institutions and correspondents abroad; training of employees; and appointment of an officer responsible for implementation and fulfillment of the measures related to the prevention of and fight against money laundering.
BACEN Circular No. 3,978/2020 stipulates that institutions authorized to operate by BACEN must keep records of all transactions carried out, products and services contracted, including withdrawals, deposits, contributions, payments, receipts, and transfers of funds, and such records must contain at least the following information: (i) type; (ii) amount, when applicable; (iii) date; (iv) name and CPF or CNPJ registration number of the holder and beneficiary of the transaction, in the case of a person resident or headquartered in Brazil; and (v) channel used, and additional information for cases involving (a) individuals or legal entities resident and domiciled or headquartered abroad that are not required to have an identification document as defined by the Brazilian Internal Revenue Service (CPF or CNPJ) and (b) transactions using cash funds of an individual value greater than R$2,000.00. In the case of transactions relating to payments, receipts, and transfers of funds, by means of any instrument, institutions must include in the aforementioned records the information necessary to identify the origin and destination of the funds.
According to BACEN Circular No. 3,978/2020, Brazilian financial institutions must develop and implement (locally and in their respective branches and subsidiaries abroad) internal policies and control systems for the: (i) definition of roles and responsibilities for the fulfillment of the obligations addressed by BACEN Circular No. 3,978/2020; (ii) definition of procedures for the assessment and preliminary analysis of new products and services, as well as the use of new technologies, in view of the risk of money laundering and financing of terrorism; (iii) internal risk assessment and evaluation of the effectiveness of the procedures adopted; (iv) verification of compliance with the policy, procedures, and internal controls addressed by BACEN Circular No. 3,978/2020, as well as the identification and correction of the deficiencies found; (v) promotion of an organizational culture of prevention of money laundering and financing of terrorism, including employees, partners, and outsourced service providers; (vi) selection and hiring of employees and outsourced service providers, considering the risk of money laundering and financing of terrorism; and (vii) qualification of the employees on the subject of prevention of money laundering and financing of terrorism, including the employees of the correspondents in Brazil that provide services on behalf of the institutions authorized to operate by BACEN.
Additionally, internal policies and control systems should cover measures that allow financial institutions to (i) confirm the identification of customers; (ii) identify the final beneficiaries of transactions; and (iii) identify politically exposed persons.
According to article 27 of BACEN Circular 3,978/2020, a politically exposed person is considered to be an individual who holds, or has held in the last five years, a relevant public position, job, or function, in Brazil or in other countries, territories, and foreign dependencies, as well as relatives and other persons with a close relationship to such persons and top-level executives of public or private international entities. The five-year period is counted retroactively from the final date of the relevant person's qualification as a politically exposed person.

BACEN Resolution No. 44, of November 24, 2020, establishes procedures for execution of the measures determined by Law No. 13,810, of March 8, 2019, which provides for the enforcement of sanctions imposed by United Nations Security Council resolutions, including the unavailability of assets of individuals and legal entities, and the national designation of persons investigated or accused of terrorism, financing thereof, or related acts. The institutions must monitor the determinations of unavailability issued by the United Nations Security Council aiming at immediate compliance, regardless of communication from BACEN. Institutions authorized to operate by BACEN must immediately report to BACEN, the Ministry of Justice and Public Security, and the COAF asset unavailability and asset transfer attempts related to individuals, legal entities, or entities sanctioned by a United Nations Security Council resolution.
Due to the increase in fraudulent transactions in Brazil in recent years, especially after the implementation of PIX and SPI, BACEN issued Resolution No. 142 of September 9, 2021, which establishes procedures and internal controls to prevent fraud in the provision of payment services to be adopted by financial institutions and other institutions authorized to operate by BACEN. The regulator has established that such financial institutions must impose a limit of one thousand Brazilian Reais (R$1,000.00) per customer, for transactions made between 8 pm and 6 am, regardless of the means of payment (PIX, credit card, wire transfer, etc.). However, this limitation can be changed by the customer through specific channels of the financial institutions, subject to evaluation of the customer's risk profile made by the institution. In addition, financial institutions acting as acquirers must pay special attention when advancing receivables originating from transactions made during this period.
xix)Preventing and combating corruption
Law No. 12,846, of Augsut 1, 2013 (“Law No. 12,846/2013”) provides for the administrative and civil liability of legal entities for the commission of acts against the public administration, foreign or domestic. Article 5 of the Law lists the acts that qualify as harmful to the public administration. Decree No. 11,129, of July 11, 2022, regulates the application of Law No. 12,846/2013 with the federal public administration.
Law No. 12,846/2013 establishes that legal entities shall have strict liability (regardless of fault or willful misconduct) if they are involved in any form of corruption. In addition, the law also covers other illegal acts, contrary to the Brazilian or international public administration, such as bid rigging and obstruction of justice, and provides for strict penalties, through administrative and judicial proceedings, including an order to dissolve the company and a ban on access to funding from public agencies.
xx)Good Credit Records
Brazilian legislation regulates databases containing credit performance information on individuals and entities.
On April 8, 2019, the President of Brazil signed Supplementary Law No. 166/2019, which changed the rules related to the good credit history registry in Brazil. This registry will allow each Brazilian to have credit history, defined according to the payment of their debts. Integration is automatic, with the possibility for the consumer to opt out. Credit history registry includes information about credit operations paid or in progress. For the purposes of making up the score of a person registered in the credit history registry, information not linked to credit risk analysis and those related to social and ethnic origin, health, genetic information, gender, and political, religious, and philosophical beliefs cannot be used, among others.
xxi)Transfer of Customer Data by Financial Institutions to Database Managers
Brazilian legislation regulates the formation and consultation of databases with information about the default rate of individuals or legal entities, for the formation of a credit history. On July 29, 2019, CMN Resolution No. 4,737/19 was issued, which presents rules for the provision, by financial institutions, of customer transaction history information to database managers. CMN Resolution 4,737/19 determines that the history of the following operations must be provided: (i) credit operations; (ii) leasing operations; (iii) self-financing operations carried out through consortium groups; and (iv) other operations with characteristics of granting of credit.
In addition, CMN Resolution 4,737/19 defines the criteria for the registration of database managers, such as identification of the individuals and legal entities that make up the database manager's control group, as well as designation of the officer responsible for database management and the officer responsible for the information security policy.

xxii)Regulations in the United States
Inter&Co Payments
A Money Service Business licensed in 43 states and an Authority to do business, which handles international money remittances for Inter Bank customers and provides digital wallet solutions in the US. Inter & Co Payments is registered as a Money Services Business (MSB) with the Financial Crimes Enforcement Network (FinCEN), administrator of the US Bank Secrecy Act (BSA) which requires many financial institutions, including MSBs, to keep records and file reports on certain transactions to FinCEN, including compliance with 31 CFR Chapter X, a chapter comprised of general provisions and separate financial institution-specific parts for financial institutions subject to FinCEN and also compliance with the US Patriot Act which helps prevent and punish terrorist acts in the United States and around the world. FinCEN delegates authority to the Internal Revenue Service (IRS) to oversee MSBs for compliance with BSA requirements. Another regulator is the Consumer Financial Protection Bureau (CFPB), a U.S. government agency responsible for consumer protection in the financial sector that implements and enforces federal consumer financial laws to ensure that all consumers have access to fair, transparent, and competitive markets for consumer financial products and services. Inter & Co Payments, Inc. is also regulated by state agencies that oversee a variety of services, products, and financial professionals. State agencies oversee the operations of state-licensed financial institutions, including banks, credit unions, money transmitters, issuers of payment instruments and travelers' checks, and premium finance companies.
Inter&Co Securities
Inter&Co Securities, which recently had its operations approved by the Financial Industry Regulatory Authority (FINRA), will manage brokerage services for Banco Inter's clients who invest in the US markets. Inter&Co Securities will be registered as a broker-dealer with the Securities and Exchange Commission and will be registered to operate in all states. The company is based in California and, once fully operational, will be regulated by FINRA and the SEC as a licensed broker-dealer.
xxiii)Regulations affecting financial market liquidity
Reserve requirements and others
BACEN imposes, among other requirements, various compulsory deposits on financial institutions, using these reserves as a mechanism to control liquidity in the financial system for the purposes of monetary policy and risk mitigation. Reserve collections are levied on demand deposits, savings deposits, and term deposits. The following are some of the current types of reserves:
Cash Resources
Banks and other financial institutions in general are required to collect 21% of the arithmetic average of the amounts subject to collection ascertained in the calculation period, less five hundred million Brazilian Reais (R$500,000,000.00), under the terms of Resolution 188, of February 23, 2022, as amended.
Multiple banks with commercial portfolio, commercial banks, and Caixa Econômica Federal must keep invested in oriented productive microcredit operations an amount corresponding to, at least, 2% of the average of the balances of demand deposits, according to CMN Resolution No. 4,854, of September 24, 2020.
Savings Deposits
BACEN imposes a reserve requirement of 20% with respect to savings deposits, as stated in BACEN Resolution No. 188, of February 23, 2022. In addition, a minimum of 65.0% of the total amount of deposits in savings accounts held by the members of the Brazilian System of Savings and Loans must be allocated to real estate financing operations, of which at least 80% must be allocated to operations referred to in article 16 of CMN Resolution No. 4,676, of July 31, 2018, as amended ("CMN Resolution No. 4,676") and the remainder in operations referred to in article 17 of CMN Resolution No. 4,676.

Term funds
According to BACEN Resolution No. 145, of September 24, 2021, banks are subject to a mandatory reserve of twenty percent (20%), as of the calculation period beginning on November 8, 2021, and ending on November 12, 2021, whose adjustment will occur on November 22, 2021, in any case, after deducting R$30,000,000.00, from the amount of: (i) three billion and six hundred million Brazilian Reais (R$3,600,000,000.00), for independent financial institutions or those belonging to a financial conglomerate is less than three billion Brazilian Reais (R$3,000,000,000.00); (ii) two billion and four hundred million Brazilian Reais (R$2,400,000,000.00), for independent financial institutions or members of a financial conglomerate is equal to or greater than three billion Brazilian Reais (R$3,000,000,000.00) and less than ten billion Brazilian Reais (R$10,000,000,000.00); (iii) one billion two hundred million Brazilian Reais (R$1,200,000,000.00), for independent financial institutions or members of a financial conglomerate is equal to or greater than ten billion Brazilian Reais (R$10,000,000,000.00) and less than fifteen billion Brazilian Reais (R$15,000,000,000.00); and (iv) zero, for independent financial institutions or members of a financial conglomerate is equal to or greater than fifteen billion Brazilian Reais (R$15,000,000,000.00). If the reserve requirement of a financial institution is less than five hundred thousand Brazilian Reais (R$500,000.00), that financial institution will be exempt from compulsory collection under BACEN Resolution No. 145/2021, but must, however, provide BACEN with information about the term funds it holds. The amounts subject to this reserve obligation must be deposited in cash in a specific account and part of these deposits must receive remuneration in accordance with the SELIC rate. The daily closing balance of the respective collection account must correspond to one hundred percent (100%) of the collectable portion.
Foreign Exchange Short Position
As of the date of this reference form, there is no rate for compulsory collection on the foreign exchange short position of financial institutions.
Interbank Deposit ("DI")
The DI is an instrument designed to enable the exchange of reserves between financial institutions. Issuance and transmission of DI is done exclusively in registered and book-entry form, with no certificate. Its registration and settlement are done, compulsorily, in the Organized OTC of Assets and Derivatives of B3 S.A. - Brasil, Bolsa, Balcão - Segment CETIP UTVM. It is regulated by CMN Resolution No. 3,399, of August 29, 2006, as amended, BACEN Circular No. 2,905, of June 30, 1999, as amended, and BACEN Circular Letter No. 3,399, of August 29, 2006.
Foreign Currency and Gold Exposure
The total consolidated exposure of a financial institution in foreign currencies, operations subject to foreign exchange variation, and gold cannot exceed 30% of its reference assets, according to CMN Resolution No. 4,956, of October 21, 2021.
Cash and cash equivalents in foreign currency
CMN Resolution No. 5,042, of November 25, 2022, sets forth provisions on the investment abroad of foreign currency assets of banks authorized to operate in the foreign exchange market, which are: (i) securities issued by the Brazilian government; (ii) sovereign debt securities issued by foreign governments; (iii) securities issued by or under the responsibility of a financial institution; and (iv) term deposits of a financial institution.
Repurchase agreements, export notes, guarantees, etc.
BACEN established reserve requirements for certain types of financial operations, such as: (i) repurchase agreements, export notes, derivative operations (BACEN Circular No. 2,820, of May 27, 1998, which sets this reserve requirement at zero); and (ii) guarantees provided by financial institutions (BACEN Circular No. 2,704, of July 3, 1996, which sets this rate at zero).
xxiv)Changes to market liquidity rules and other initiatives in response to the Covid-19 pandemic
This section presents a summary of certain measures adopted by the CMN and BACEN to deal with the consequences of the COVID-19 pandemic in the SFN.

•Temporary suspension of dividend distributions and increases in the compensation of directors and officers
According to CMN Resolution No. 4,820/2020, financial institutions created as corporations are forbidden from, with respect to the amounts referring to the fiscal year 2020: (i) remunerating equity capital, including in the form of advance, above the highest among the following amounts: (a) an amount equivalent to thirty percent (30%) of the net profit adjusted pursuant to subsection I of article 202 of the Brazilian Corporations Law; and (b) an amount equivalent: (1) to the minimum mandatory dividend, established in the Brazilian Corporations Law, including in the form of interest on own capital, in the case of institutions created as corporations; and (2) the minimum profit distribution established in the articles of incorporation in the case of institutions created as limited liability companies; (ii) repurchasing shares (except upon authorization of BACEN in specific cases); (iii) reducing its capital stock (except when it is mandatory or authorized by BACEN aiming at ensuring the stability and regular operation of SFN); and (iv) increasing the fixed or variable compensation of the members of the board of directors and officers. The restrictions mentioned in items (ii) and (iii) remained in force from April 6 to December 31, 2020.
•Changes in the provision requirements for the restructuring of loan transactions
CMN Resolution No. 4,782 of March 16, 2020, as amended, establishes temporary risk management criteria to facilitate the provisioning of troubled assets in debt restructuring transactions. The classification of some assets as troubled assets due to the borrower's ability to pay (CMN Resolutions 4,557, of February 23, 2017, and 4,606, of October 19, 2017) is temporarily suspended, until December 31, 2020. This suspension does not apply to the restructuring of transactions (i) already characterized as problem assets on March 17, 2020; or (ii) with evidence of lack of financial capacity of the counterparty to honor the obligation under the new conditions agreed upon. As a result of the amendment, financial institutions are released from the requirement to increase their provisions if debt is renegotiated during the suspension period.
•New Time Deposit with Special Guarantees
The CMN regulated through CMN Resolution No. 4,805, of April 23, 2020, financing through the new Term Deposit with Special Guarantees (DPGE), which are deposits raised by financial institutions and guaranteed by the FGC, subject to a limit of R$400 million in transactions whose credit holder is an institution associated with the FGC and R$40 million for other holders.
•More flexible use of Agribusiness Letters of Credit (LCAs)
On March 23, 2020, the CMN issued CMN Resolution No. 4,787 (now repealed, however, its provisions have been maintained in the Rural Credit Manual (MCR)), which adjusted the calculation basis of the direction of funds raised through Agribusiness Letters of Credit ("LCAs") in order to increase their liquidity. As a result, the rules for the application of funds originating from agribusiness activities have been relaxed.
Pursuant to Law No. 11,076 of December 30, 2004, as amended, LCAs are registered credit instruments issued exclusively by public or private financial institutions, representing a promise of payment in cash, linked to credit rights originating from business carried out between rural producers or their cooperatives and third parties, including financing or loans, related to the production, marketing, processing, or industrialization of agricultural products or inputs or machinery and equipment used in agricultural activities.
•Renegotiation of client debts
CMN Resolution No. 4,803, of April 9, 2020, as amended, allowed reclassification of credit transactions renegotiated between March 1 and December 31, 2020, to the risk level assigned to them on February 29, 2020, before the economic effects of the measures adopted to combat COVID-19. This reclassification does not apply to transactions: (i) with fifteen days or more delay in the payment of the principal or charges on February 29, 2020; and (ii) with evidence of inability of the counterparty to honor the obligation under the new conditions. The resolution enacted is aimed at avoiding an increase in the allowances for losses on economically viable loans that may have been defaulted on as a result of the pandemic, as well as due to operational difficulties in renegotiating such transactions. The allowance reduces the reference equity necessary to support the risk of the transactions carried out, limiting the institution's capacity to assume new risks and grant new loans. Therefore, increased allowance would affect credit supply, and hence income consumption, which would worsen the economic effects of COVID-19.

•Emergency Jobs Support Program that provides emergency payroll financing for small and medium-sized businesses
On August 24, 2020, the CMN enacted CMN Resolution No. 4,846, which regulates credit operations for payroll financing carried out by financial institutions within the scope of the Emergency Program to Support Jobs (PESE), instituted by Executive Order No. 944, of April 3, 2020, converted into Law No. 14,043, on August 19, 2020. To preserve jobs, the PESE establishes the offer of an emergency line of credit to finance, for four months, payment of labor charges or payroll of employees of (i) entrepreneurs, (ii) simple companies, (iii) business companies and cooperative societies, except credit societies, (iv) civil society organizations, and (v) rural employers that adhere to the program. The credit line will cover up to one hundred percent (100%) of the payroll, being limited to an amount equivalent to up to twice the minimum wage per employee.
Companies that borrow through the PESE cannot fire employees without cause between the date the credit line is contracted and the 60th day after receiving the last installment of the credit line.
Financial institutions participating in the program must guarantee that, based on the processes and information provided by the companies, the funds will be used exclusively for the payment of payroll or employment benefits, as the case may be.
•Reduction in the capital requirement in Time Deposit exposures with a Special Guarantee
BACEN mandated, through BACEN Circular 4,030, of June 23, 2020, 35% of the Risk Weighting Factor of Time Deposits with a Special Guarantee, for depositing financial institutions associated with the Credit Guarantee Fund. The reduction of the Risk Weighting Factor will be accompanied by permanent monitoring of the liquidity of the SFN and its institutions for assessment of the risks to financial stability.
The measure may encourage the flow of funds to small financial institutions, which often operate in segments that are underserved by larger banking institutions.
•Purchase of private securities in the secondary market
BACEN Circular No. 4,028, of June 23, 2020, provides for transactions for the purchase and sale of private assets in domestic secondary markets, within the scope of the financial, capital, and payment markets, by BACEN, as authorized by Constitutional Amendment No. 106, of May 7, 2020. Private assets that, at the time of purchase by BACEN, (i) have a credit rating in the local market equivalent to BB- or higher, granted by at least one of the three major international ratings agencies; and (ii) present a reference price published by a financial market entity accredited by BACEN, considering for the purposes of this item "(ii)" the Brazilian Association of Financial and Capital Market Entities and B3 S.A. - Brasil, Bolsa, Balcão.
The purpose of this measure, which is in line with the actions of other central banks, such as the US Federal Reserve and the European Central Bank, is to provide liquidity to the private credit market and assist in price formation.
•Change in enforceability of compulsory deposits on savings deposits
Pursuant to BACEN Circular No. 4,033, of June 24, 2020 and BACEN Circular No. 4,035, of July 1, 2020, the following deductions are made from the claims on funds from savings deposits, in the free and rural modes, calculated in accordance with BACEN Circular No. 3,975, of January 8, 2020, with respect to transactions contracted and investments made as of June 22, 2020, and through December 31, 2020: (i) the balance of credit transactions for working capital financing for companies with annual billing of up to fifty million Brazilian Reais (R$50,000,000.00), excluding refinancing; (ii) the balance of investments in Time Deposits with a Special Guarantee (DPGE) of institutions that do not belong to the conglomerate itself; (iii) the balance of interbank onlendings made by cooperative banks to singular cooperatives belonging to the same cooperative credit system for the granting of credit transactions for working capital financing for companies with annual billing of up to fifty million Brazilian Reais (R$50,000,000.00), excluding refinancing.

Pursuant to BACEN Circular No. 4,035, of July 1, 2020, the sum of the deductions dealt with in items "(i)", "(ii)”, and "(iii)" may not exceed thirty percent (30%) of the compulsory collection requirement on savings deposits, in the free and rural modes, calculated pursuant to BACEN Circular No. 3,975, of January 8, 2020. BACEN Circular No. 4,035, of July 1, 2020, which amended BACEN Circular No. 3,975, of January 8, 2020 (by inserting the provisions presented above) entered into force on July 3, 2020, producing effects from the calculation period beginning on July 6, 2020, and ending on July 10, 2020, the adjustment of which occurred on July 20, 2020. While BACEN Circular No. 4,033, of June 24, 2020, which also amended BACEN Circular No. 3,975, of January 8, 2020, entered into force on June 25, 2020, taking effect as of the calculation period beginning on June 22, 2020, and ending on June 26, 2020, the adjustment of which occurred on July 6, 2020.
The sum of the deductions listed above must correspond to at least 5% as of the calculation period beginning on August 10, 2020, and 10%, as of the calculation period beginning on September 8, 2020, and ending on December 31, 2020, of the compulsory collection requirement on savings deposit funds, in the free and rural modes, calculated as defined by BACEN Circular No. 3975, of January 8, 2020.
The measure aims to inject credit for the segment.
•Small and medium enterprises will have credit transactions facilitated
BACEN decreased the capital requirement of credit transactions aimed at small and medium-sized companies through BACEN Circular 3,998, of April 9, 2020. The Risk Weighting Factor applicable to these transactions is 85%, and is valid for new or restructured transactions, as of March 16, 2020 to December 31, 2020. The rule covers companies with annual gross revenues of R$15 million to R$300 million.
The objective of this measure is to stimulate the directing of resources to small and medium-sized companies.
•Smaller financial institutions will have lower capital requirements temporarily
The CMN temporarily reduced, through CMN Resolution No. 4,813, of April 30, 2020, the capital requirement for Segment S5 institutions, which are smaller in size and have a simplified risk profile.
The measure aims to release funds from the regulatory capital requirement of Segment S5 institutions, in order to increase the capacity of institutions in this segment to go through the crisis caused by the COVID-19 pandemic and maintain the flow of credit to the economy.
•Temporary relaxation of the rule for real estate financing
Through CMN Resolution No. 4,819 of May 29, 2020, the CMN allowed financial institutions to release the funds related to real estate loans contracted up to September 30, 2020, after the guarantee has been registered with the Real Estate Registry Offices.
The measure, temporary in nature, aimed to mitigate the impacts of the current pandemic on the real estate market by allowing greater speed in the release of real estate financing and facilitating the release of funds to individuals and agents involved in the chain of the civil construction sector. The measure made the process of granting credit compatible with the limitations on commercial activities and the provision of services, including public services, resulting from actions to confront the COVID-19 pandemic.
xxv)The Consumer Protection Code (“CDC”)
In 1990, the CDC was enacted to establish strict rules governing the relationship between suppliers of products and services and their consumers. In June of 2006, the Federal Supreme Court ruled that the CDC also applies to transactions between financial institutions and their clients.

The main changes introduced by the CDC are: (i) financial institutions must ensure that customers are fully aware of all contract terms, including responsibilities and penalties applicable to both parties, in order to protect counterparties from abusive practices. All questions, queries, or complaints regarding contracts or the publicity of the provisions must be promptly answered, and fees, commissions, or any other forms of service or operational remuneration cannot be increased without reasonable justification (nor can they exceed the limits established by BACEN); (ii) financial institutions are prohibited from transferring funds from different accounts of their clients, without prior authorization; (iii) financial institutions cannot require that transactions linked to another institution be carried out by the same institution. If the transaction depends on another operation, the customer is free to choose another institution to perform such operation; (iv) financial institutions are prohibited from spreading misleading or abusive advertising, or misleading information about their contracts or services. The financial institutions are responsible for any damage caused to their clients by any losses; (v) interest rates for personal credit and direct consumer credit must be reduced proportionally in the event of early settlement or amortization of debts; (vi) clients have the right to withdraw up to R$5,000 per day. For larger amounts, customers need to notify the financial institution at least 24 hours in advance; and (vii) proper treatment of the elderly and handicapped.
Financial institutions are also subject to CMN regulations, which specifically govern the relationship between financial institutions and their clients. In this sense, CMN Resolution No. 3,694/09, of March 26, 2009, as amended, established criteria related to the prevention of risks in the contracting of transactions and provision of services by financial institutions, imposing conditions to be observed in the relationship with consumers of banking services and products. CMN Resolution No. 3,919, of November 25, 2010, as amended, amended and restated the rules on the collection of fees for the provision of services by financial institutions.
More recently, CMN Resolution No. 4,949, of September 30, 2021, established principles and procedures to be adopted by financial institutions in the relationship with their clients and users of products and services. According to CMN Resolution No. 4,949/21, financial institutions must conduct their activities observing the principles of ethics, responsibility, transparency, and diligence, providing for convergence of interests and consolidation of an institutional image of credibility, security, and competence in their relations with clients and users of their products and services. To this end, they must ensure: (i) customization of the products and services offered or recommended to the needs, interests, and objectives of customers and users; (ii) integrity, conformity, reliability, security, and confidentiality of transactions carried out, as well as legitimacy of the transactions contracted and services provided; (iii) availability in a clear and precise manner of the information necessary for the free choice and decision-making of customers and users, including explicit rights and duties, responsibilities, costs or encumbrances, penalties, and any existing risks in the execution of transactions and in the provision of services; (iv) use of clear, objective, and appropriate wording according to the nature and complexity of the transaction or service in contracts, receipts, statements, vouchers, and documents intended for the public, in order to allow an understanding of the content and identification of deadlines, amounts, charges, fines, dates, locations, and other conditions; (v) identification of end users who are recipients of payments or transfers in statements and deposit account and prepaid payment account statements, including in situations where the relevant payment services involve institutions participating in different payment arrangements; (vi) sending of the payment instrument to the customer's or user's address or authorization only as a result of his express request or authorization; and (vii) timeliness and lack of unreasonable barriers, criteria, or procedures to: (a) meet customer and user requests, including the provision of contracts, receipts, statements, vouchers, and other documents and information related to transactions and services; (b) terminate contractual relationships related to products and services, including cancellation of contracts; and (c) transfer relationships to other institutions, as applicable.
xxvi)Regulation of customer service (“SAC”)
The CDC sets forth provisions on consumer protection and provides for the mandatory existence of the Consumer Assistance Service (SAC). Decree No. 6,523, of July 31, 2008, regulates the aforementioned Code, establishing the general rules regarding the SAC by telephone, in the scope of the suppliers of services regulated by the Federal Public Power, aiming at compliance with the basic rights of consumers to obtain adequate and clear information about the services they purchase and to be protected against abusive or illegal practices imposed in the supply of these services.
Calls to the SAC will always be free of charge, both through 3003-4070 and 0800.940.9999, and also through 0800.979.7099, which includes access for hearing and speech impaired people.

xxvii)Data Privacy and Protection
Brazilian Civil Rights Framework for the Internet
Law No. 12,965/2014, known as the Brazilian Civil Rights Framework for the Internet [“Marco Civil da Internet”], signed on April 23, 2014, and effective as of June 23, 2014, and Federal Decree No. 8,771/2016 establish principles, rules, guarantees, rights, and duties for Internet use in Brazil.
Privacy protection for users
As for the content of private communications in electronic media, it has the same privacy protection that was already guaranteed in traditional means of communication, such as letters, telephone conversations, etc. In addition, the Bank also provides customer service, through digital tools, carried out by specialized managers to exchange instant messages by cell phone or through the Bank's self-service on the Internet in a logged-in and secure environment.
Bank secrecy
Financial institutions must maintain the secrecy of banking operations and services provided to their customers.
According to Supplementary Law No. 105, of January 10, 2001 ("Supplementary Law No. 105"), the only circumstances in which information about clients, services, or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) exchange of information between financial institutions, for registration purposes, including through risk centers, in compliance with the rules established by the CMN and by BACEN; (ii) supply of information contained in the register of issuers of bad checks and nonperforming debtors, to credit protection bureaus, in compliance with the rules established by the CMN and by BACEN; (iii) supply of the information necessary to identify taxpayers and global amounts of the respective transactions, in the conditions and time periods that will be established by the Minister of Finance, provided by the institutions responsible for the withholding and collection of the contribution to the Federal Revenue Service; (iv) communication, to the competent authorities, of the commission of criminal or administrative unlawful acts, including supply of information about transactions involving funds originating from any criminal activity; (v) disclosure of confidential information with the express consent of the interested parties; (vi) supply of information by BACEN in the exercise of its duties; (vii) information to be supplied to the Judiciary and to the Legislative Branch, within the limits of the purposes of the lawsuit and of constitutional and legal powers; (viii) information to the Federal Tax Administration within the frequency and value limits determined by the Executive Branch; (ix) information to tax agents, provided that it is deemed essential by the competent authority in an administrative proceeding; and (x) information supplied by BACEN or by the CVM, upon the opening of an administrative proceeding, by judicial authorization, or when there is commission of or suspicion of a crime.
Moreover, with the recent entry into force of Supplementary Law No. 166, of April 8, 2019, which provides for the credit history registers, financial institutions may now provide financial and payment data, related to credit transactions and payment obligations fulfilled or in progress of customers, individuals or legal entities, to database managers, for the formation of credit history, provided that the provisions of that Supplementary Law are observed.
Supplementary Law No. 105 also allows BACEN or the CVM to exchange information with foreign governmental authorities, as long as a specific treaty in this respect has been previously agreed upon.
The government of the Federative Republic of Brazil and the government of the United States of America signed an agreement on March 20, 2007, whereby these governments established standards for the exchange of tax-related information, which was internalized through Decree No. 8,003, enacted on March 15, 2013 (the "2007 Agreement"). Under the 2007 Agreement, the Brazilian tax authority would be able to send the information it receives under Article 5 of Supplementary Law No. 105 to the United States tax authorities.
In March of 2010, the United States promulgated the Foreign Account Tax Compliance Act ("FATCA"), a U.S. law that, among other things, aimed to implement automatic exchange of financial information. In order to facilitate the exchange of information, several bilateral agreements have been entered into putting into operation exchanges at the government level. The United States and Brazil entered into the Intergovernmental Agreement, which was internalized through Decree No. 8,506, enacted on August 24, 2015, which enforced FATCA for Brazilian financial institutions, and since September of 2015, the tax authorities of both countries have received financial information as of the base date of June 30, 2014.

In 2014, the Organization for Economic Cooperation and Development, in the context of the Global Forum for Transparency and Exchange of Tax Information (in which Brazil participates), developed Common Reporting Standard (CRS), which consists of a standard to be globally adopted by adhering jurisdictions for the exchange of financial information.
General Data Protection Act
The General Data Protection Act (the "LGPD") was published on August 15, 2018, and entered into effect on September 18, 2020, except for the administrative sections, which will enter into effect as of August of 2021.
The LGPD brings in significant changes to the rules and regulations applicable to the processing of personal data, with a set of rules to be complied with in activities such as collection, processing, storage, use, transfer, sharing, and disposal of information regarding identified or identifiable individuals.
The LGPD is applicable to any and all operations related in any way to the processing of personal data, with brief exceptions established by such law, as in the event of processing exclusively for private and non-economic purposes, or journalistic and artistic, academic, or public security purposes, and is meant for individuals and public and private entities, regardless of the medium, the country of their headquarters, or the country where the data is located. The LGPD also applies provided that (i) the processing operation is carried out in Brazilian territory; (ii) the purpose of the processing activity is the offer or supply of goods or services or the processing of data of individuals located in the Brazilian territory; or (iii) the personal data subject to processing have been collected in Brazilian territory. The LGPD will apply regardless of industry or business when dealing with personal data and is not restricted to data processing activities performed by digital and/or internet means. Additionally, Law No. 13,853/19 amended the LGPD to create and establish the powers of the National Data Protection Authority (the "ANPD").
The ANPD, among other things, has the following duties: (i) to watch over the protection of personal data, in accordance with the legislation; (ii) to decide, in the administrative sphere, on a final basis, on the interpretation of the LGPD, its competencies, and cases of omission; (iii) to inspect and apply sanctions in the event of data processing carried out in non-compliance with the legislation, by means of an administrative proceeding that ensures an adversarial process, full defense, and the right to appeal; (iv) to implement simplified mechanisms, including by electronic means, for the registration of complaints regarding the processing of personal data in non-compliance with the LGPD; and (v) to report to the competent authorities the criminal offenses of which it has knowledge. The application of the penalties provided for in the LGPD is incumbent exclusively on the ANPD, and its powers shall prevail, as regards the protection of personal data, on the related powers of other entities or bodies of the public administration.
Cyber Security
On April 26, 2018, the CMN issued Resolution No. 4,658 ("CMN Resolution No. 4,658/2018"), which was repealed by CMN Resolution No. 4,893, of February 26, 2021 ("CMN Resolution No. 4,893/2021"), which became effective on July 1, 2021, related to cybersecurity and cloud storage policies applicable to financial institutions and other institutions authorized by BACEN. According to this new regulation, financial institutions must follow the requirements of the cyber security policy and data processing and storage and cloud computing services in order to adapt their internal controls. Approval of the cyber security policy and accident action and response plan, as determined by said resolution, was passed on May 6, 2019, by the Board of Directors. Such internal rules of the Company, as well as its existing contracts must be in full compliance with CMN Resolution No. 4,893/2021 by December 31, 2021. The location and processing of the data may occur within or outside the Brazilian territory, subject to certain restrictions, but in cases of location and processing of data abroad, the respective contract may not create obstacles for the performance of inspection activities by BACEN, and the financial institution must have a contingency plan in place in the event of termination or impossibility of provision of services. In addition, there must be an agreement for exchange of information between BACEN and the supervisory authorities of the countries where the services may be provided (if there is no such agreement, BACEN must approve in advance the engagement of the respective foreign service provider by the financial institution).
xxviii)Letters of Credit
Banking regulations have specific rules regarding the charging of credit card fees, publication of information on monthly card invoices, and the obligation to provide a package of basic services when offering credit cards to customers.

There are also regulatory limitations applicable to revolving credit for financing credit card invoices, which can be granted to customers up to the due date of the next monthly credit card invoice. After this period, financial institutions must offer customers another type of financing with more favorable conditions than those usually found in the credit card market. Banks are prohibited from offering this type of credit to customers who have already contracted a revolving credit facility for the financing of credit card invoices that has not been paid on time.
Furthermore, customers of financial institutions can transfer their credit operations from one institution to another. Such transfers must comply with the specific norms established by BACEN, including, among others, the requirement that the amount and term of the operation in the receiving financial institution are not greater than the amount due and the term of the original operation.
In addition, BACEN issued Resolution No. 96, on May 19, 2021, which went into effect on March 1, 2022, changing and restoring the rules for payment accounts in Brazil. This standard establishes the terms and conditions that Banco Inter and other financial institutions must meet when issuing credit cards and increasing or reducing their clients' credit limits, as well as the additional information that must be included in monthly credit card invoices.
xxix)Insolvency Laws regarding Financial Institutions
Financial institutions are subject to the procedures established by Law 6,024 of March 13, 1974 ("Law 6,024/1974"), which establishes the provisions applicable in the event of intervention or extrajudicial liquidation by BACEN, as well as bankruptcy proceedings.
Intervention and extrajudicial liquidation occur when BACEN determines that the financial institution is in poor financial condition or upon the occurrence of events that may affect the situation of creditors. Such measures are imposed by BACEN to avoid bankruptcy of the entity.
Intervention
BACEN can intervene in the operations of a financial institution not controlled by the Brazilian government if there is a material risk to creditors, or if the institution frequently violates applicable regulations. BACEN can also intervene if liquidation of the financial institution can be avoided.
As of the date of its decree, the intervention should automatically suspend the enforceability of payment obligations; prevent the occurrence of early termination, or maturity of any previously contracted obligations; and freeze the deposits existing on the date the intervention was decreed.
Intervention can also be decreed at the request of a financial institution's management, if the respective bylaws grant it this power.
The intervention will cease if the interested parties commit to continue the economic activities of the financial institution, presenting the necessary guarantees, when, at the discretion of BACEN, the entity's situation is brought into good standing; or when the extrajudicial liquidation or bankruptcy of the entity is decreed.
Extrajudicial Liquidation
Extrajudicial liquidation is an administrative procedure decreed by BACEN (not applicable to financial institutions controlled by the Federal Government) and performed by a liquidator appointed by BACEN. This is an extraordinary measure that aims to close down the activities of a financial institution in difficulties, liquidate its assets, and pay off its liabilities, as in a court-decreed bankruptcy.

The administrative liquidation of any financial institution (except financial institutions controlled by the Brazilian federal government) can be carried out by BACEN (Law No. 6,024/1974), provided that: (i) the financial institution's debts are not being paid when due; (ii) the financial institution is considered insolvent; (iii) the financial institution has incurred losses that could abnormally increase the exposure of unsecured creditors; (iv) the management of the financial institution in question has materially violated Brazilian banking laws or regulations; (v) when the authorization to operate has been revoked and the institution does not start its ordinary liquidation within 90 days or when, once this is started, BACEN finds that slowness of its management can cause losses to creditors; or (vi) the liquidation process can also be requested by request of the institution's officers and directors if the respective bylaws grant them this competence or by proposal of the intervenor, with proper justifications.
A decree of extrajudicial liquidation produces the following effects immediately: (i) it suspends actions and executions commenced on rights and interests relating to the assets of the entity being liquidated, and no other actions or executions may be brought while the liquidation lasts; (ii) it promotes early maturity of the entity's obligations; (iii) it interrupts the statute of limitations for obligations for which the institution is responsible; (iv) non-observance of penalty clauses in unilateral contracts that fall due by virtue of the decree of extrajudicial liquidation; (v) no interest flows against the assets until the liabilities have been paid in full; and (vi) no claim for adjustment for inflation of any currency liabilities or penalties for breach of criminal or administrative law.
Out-of-court liquidation procedures may be terminated (a) if the financial institution is declared bankrupt, or (b) by decision of BACEN in the following cases: (i) full payment of unsecured creditors; (ii) change of the institution's corporate objective to an economic activity that is not part of the SFN; (iii) transfer of the financial institution's corporate control; (iv) conversion into ordinary liquidation; (v) exhaustion of the assets owned by the financial institution, through their full realization and distribution of the proceeds among the creditors, even if full payment of the claims does not occur; or (vi) the remaining assets are recognized by BACEN as illiquid or difficult to realize.
Special Temporary Administration Regime ("RAET")
In addition to the above procedures, BACEN can also establish the RAET, which is a less restrictive form of intervention by BACEN, in non-federal private and public institutions and which allows the institutions to operate normally.
RAET may be imposed by BACEN in the following circumstances: (i) continuous engagement in operations contrary to the economic and financial policies established by federal legislation; (ii) the institution does not comply with the reserve requirement rules; (iii) the institution has operations or circumstances that require intervention; (iv) reckless or fraudulent management; (v) the institution faces an asset shortage; and (vi) the occurrence of any of the events described above that may result in a declaration of intervention.
The main purpose of the RAET is to help maintain the solvency and financial condition of the institution under special administration. Therefore, RAET does not affect the day-to-day business operations, obligations, or rights of the financial institution, which continues to operate in its normal course.
There is no minimum term for a RAET, which may cease after the occurrence of any of the following events: (i) acquisition by the Federal Government of control of the financial institution; (ii) corporate restructuring, merger, spin-off, or transfer of shareholding control of the financial institution; (iii) decision by BACEN; or (iv) declaration of extrajudicial liquidation of the financial institution.
Bankruptcy Law
Law No. 11,101, of February 9, 2005, as amended (the "Bankruptcy Law"), regulates judicial reorganizations, out-of-court reorganizations, and bankruptcy of individuals and legal entities that have occurred since 2005, and is applicable to financial institutions only in relation to matters that are not specifically regulated by the intervention and out-of-court liquidation regimes described above.

Bill on new resolution regimes for regulated institutions
On December 23, 2019, BACEN introduced to the National Congress a supplementary bill that, among other things, plans to regulate new resolution regimes for financial institutions, insurance institutions, and other institutions subject to supervision by BACEN, SUSEP, and the CVM. The bill is in line with standards set by the Financial Stability Board (FSB) after the 2008 financial crisis.
Instead of the current regimes (intervention, extrajudicial liquidation, and RAET), the bill proposes two new resolution regimes: (i) the Compulsory Liquidation Regime, in which non-systemic institutions will be removed from the SFN through a more efficient and faster process than the current regimes; and (ii) the Stabilization Regime, which will mitigate the risk of a systemic crisis involving the relevant SFN institution or activity, by allowing the bank's core activities to continue through, among other measures, conversion of certain creditor rights against the bank's capital.
According to BACEN, the goal is to create more modern and effective solutions for troubled institutions, while still protecting the performance of the economy and providing stability for the financial system. If approved, the new regime must enter into effect within 180 days of its publication.
Reimbursement of creditors in liquidation or bankruptcy
In the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid according to their priorities and privileges. Claims prior to the request are paid proportionally in the following order: labor claims up to 150 minimum wages per labor creditor; secured debts; tax debts; unsecured claims; contractual fines and penalties for violation of administrative or criminal laws, including those of a tax nature; and subordinated debt.
The FGC is a deposit guarantee system, created as a non-profit civil association, with legal personality under private law, which has two guarantee modalities: (i) the ordinary guarantee, which protects claims up to the value of R$250,000.00 of deposits and credit instruments held by an individual against a financial institution or against financial institutions of the same financial group; (ii) and the special guarantee, which protects credits from time deposits without the issue of a certificate held by an individual against a financial institution or against financial institutions of the same financial group (a) up to a maximum value of four hundred million Brazilian Reais (R$400,000,000.00) in operations where the credit holder is an institution associated with the FGC and (b) up to a maximum value of forty million Brazilian Reais (R$40,000,000.00) for other holders.
In addition, it should be noted that the total claims of each creditor against the group of all member institutions will be guaranteed up to one million Brazilian Reais (R$1,000,000.00) every four consecutive years since 2017.
The Fund's coverage is financed mainly by mandatory contributions from all Brazilian financial institutions that work with customer deposits. Payment of unsecured claims and customer deposits not covered by the Fund's credit insurance will be subject to prior payment of all secured claims and other claims to which specific laws may grant special privileges.
In addition, two laws affect the priority of payment to creditors of Brazilian banks in the event of insolvency, bankruptcy, or the like. Law No. 9,069, of June 29, 1995, grants immunity from attachment on compulsory deposits kept by financial institutions with BACEN. Such deposits cannot be associated in suits by the general creditors of a bank for the payment of debts. Law No. 9,450/1997, on the other hand, requires that the assets of any insolvent bank financed by loans made by foreign institutions, with trade financing lines, be used to pay these lines due, even having preference over the general creditors of the insolvent bank.
xxx)Cancellation of banking license
Law No. 4,595, of December 31, 1964, together with Law No. 13,506/2017 and BACEN Resolution No. 131, of August 20, 2021, establish that certain penalties can be imposed on financial institutions in certain situations. Among them, a financial institution may be subject to the cancellation of its license to operate and/or to perform foreign exchange transactions. Cancellations are applicable in certain circumstances established by BACEN, such as, for example, in the event of recurrence of: (i) violation of BACEN regulations by the financial institution's management; or (ii) negligence by the financial institution in pursuing adequate banking practices relative to its foreign exchange activities.

Furthermore, under CMN Resolution No. 4,122, BACEN can cancel a bank's operating license if one or more of the following situations are found to exist at any time (i) lack of regular performance of operations considered essential, under the terms of the applicable rules, for the types of institutions mentioned in article 1 of CMN Resolution No. 4,122; (ii) operational inactivity; (iii) non-location of the institution at the address reported to BACEN; (iv) interruption for more than four months, without justification, of the sending to BACEN of the statements required by the regulations in force; (v) non-compliance with the business plan set forth in subsection II of article 6, considering the period of investigation dealt with in article 11, both of the Regulation Annex I to CMN Resolution No. 4,122. The cancellation of a banking license can only occur after an appropriate administrative proceeding conducted by BACEN.
xxxi)Bank Reserves Accounts
The Bank maintains a Bank Reserves account with BACEN in accordance with BACEN Resolution No. 105, of June 9, 2021, effective as of July 1, 2021 ("BACEN Resolution No. 105/21"), which sets forth in Article 35 of its Annex the obligation to maintain this type of account for Commercial Banks, Multiple Banks with a Commercial Portfolio, and Savings Banks.
According to Article 21 of the Annex to BACEN Resolution No. 205/21, institutions holding a "Bank Reserves" account must participate in the Reserve Transfer System (STR).
The Bank settles the interbank transfers in accordance with the aforementioned regulations, using the STR.
Normative Instruction 124, of July 19, 2021, in effect since August 2, 2021, establishes procedures concerning the monitoring of the Reserve Transfer System to be followed by BACEN/Deban and its participants. The monitoring extends throughout the STR's operating hours, starting 30 minutes before opening and ending 30 minutes after closing. This monitoring includes the follow-up of instructions and settlement of orders issued within the system.
In the regulations attached to BACEN Circular No. 3,100/2002, as amended, in Chapter III, Section III, Articles 7-A to 7-E, the operation of a financial institution in a contingency regime is regulated, in any situation, detected during monitoring, that makes it impossible to operate its "Bank Reserves" account with BACEN. The procedures to be observed are disclosed in BACEN Normative Instruction No. 26, of October 13, 2020.
xxxii)Foreign Investment and the Brazilian Constitution
Foreign banks
The Federal Constitution prohibits foreign financial institutions from establishing new branches in the country, except when duly authorized by the Brazilian government. A foreign financial institution duly authorized to operate in Brazil through a branch or subsidiary will be subject to the same rules, regulations, and requirements that are applicable to any Brazilian financial institution.
Foreign investment in Brazilian financial institutions
According to the Brazilian Constitution, article 52 of the Transitory Constitutional Provisions Act, the following are forbidden: (i) installation, in Brazil, of new branches of financial institutions domiciled abroad; and (ii) increase of the percentage of stake in the capital of financial institutions headquartered in Brazil, by individuals or legal entities resident or domiciled abroad. The prohibition referred to in this article does not apply to authorizations resulting from international agreements, reciprocity, or national interest.
According to Decree No. 10,029, of September 26, 2019, it incumbent on BACEN to recognize the national interest in the installation of branches in Brazil or increase of stake in Brazilian institutions by financial institutions domiciled abroad. In this sense, BACEN issued Circular BACEN No. 3,977, of January 22, 2020, recognizing all foreign stakes in the capital of Brazilian institutions, as long as the requirements and procedures for the organization, authorization to operate, cancellation of authorization, changes in control, and corporate reorganizations of financial institutions, provided in the regulations in force, as applicable, are observed.

xxxiii)Asset Management
Asset Management not for use is performed in compliance with the rules issued by BACEN, which is responsible for supervising financial institutions. Among the standards, the one that establishes the criteria for creating a provision for the devaluation of other values and assets stands out. It is also observed, for the creation or non-creation of a provision, besides the valuation value, any pending issues related to the possession or ownership of the asset. The Accounting Plan for SFN Institutions ("COSIF") 1-10, BACEN Circular No. 909, of January 11, 1985, and IAS 36 - Reduction to the Recoverable Value of Assets (CPC 01), are the regulations with the greatest impact on the process. Finally, according to Law 13,506, financial institutions are prohibited from acquiring real estate not intended for their own use, except those received in settlement of loans of difficult or doubtful receipt or when expressly authorized by BACEN, subject to the regulations to be issued by the CMN.
Offset
The provisions relating to interbank settlement of checks are regulated, in consolidated form, in the Regulation of the Central Check Clearing House (Compe), annexed to Circular No. 3,532, of April 25, 2011, approved under article 3 of the aforementioned Circular, and Compe's operating procedures are detailed in an Operating Manual prepared by the check clearing service provider and approved by BACEN, under the terms of the sole paragraph of article 3 of the aforementioned regulation.
Cash/TAA
The process is subject to the same regulatory issues of the Cash Handling and Safekeeping processes (Law No. 7,102, of June 20, 1983 ("Law No. 7,102") and DPF Ordinance No. 0387/2006). Additionally, the self-service terminal supply process is also subject to DPF Ordinance No. 0781/2010, which establishes, among others, rules for checking cash for TAA.
Cash / Cash Handling and Safekeeping
The regulatory issues to which financial institutions are subject with regard to the safekeeping and movement of cash are regulated in Law No. 7,102 and regulated in Ordinance No. 3,233/2012 - DG/DPF, which establishes requirements for asset security and defines parameters for use of the cash transportation service, as well as penalties for non-compliance with the regulations.
Management Succession Policy
The banking financial institutions must implement a succession policy for their officers and directors, which must take into consideration the nature, size, complexity, structure, risk profile, and business model of the respective institution, so that those who occupy its top management have the competencies necessary for the performance of their respective functions.
According to CMN Resolution No. 4,878, of December 23, 2020, the policy must also cover processes for recruiting, promoting, electing, and retaining officers and directors adopted by the respective institution. The rules of the policy regarding identification, evaluation, training, and selection of candidates for senior management positions at the institutions must take into consideration (a) the conditions required by the legislation in force for the exercise of the respective position, (b) technical and managerial capabilities, interpersonal skills, and experience of the professionals, and (c) the professionals' knowledge of the legislation regarding the accountability of any kind of officers for their actions.
The succession policy must be revised every five years and the institutions must keep all documentation related to the respective policy for a minimum period of 5 years at BACEN's disposal.
Information on Officers and Directors and Members of the Controlling Group
On October 23, 2020, the CMN issued Resolution No. 4,859, effective from December 1, 2020, which establishes mandatory remittance to BACEN of information that may affect the reputation of the members of the controlling group and the officers and directors of financial institutions.

Thus, financial institutions must send to BACEN any information that may affect the reputation of their (i) controlling shareholders and holders of qualified shareholdings and (ii) members of corporate and retained bodies, such as situations of criminal proceedings, police investigations, lawsuits that have a bearing on the SFN or other similar situations, occurrences, or circumstances, within ten business days of becoming aware of or having access to the respective information.
Additionally, the institutions indicated above must make available a communication channel, whose procedures of use must be included in its own regulation and disclosed on the institution's website, through which employees, clients, users, partners, or suppliers can report, without the need to identify themselves, situations involving signs of illegality of any nature related to the institution's activities.
For this purpose, the institutions must designate an organizational component responsible for receiving and forwarding communications to the competent area for handling of the situation, with designation of an existing organizational component being allowed, as long as confidentiality, independence, impartiality, and lack of bias are ensured in its performance.
This organizational component must prepare a semi-annual report, referenced to the base dates of June 30 and December 31, containing, at least, (i) the number of reports received, (ii) their respective natures, (iii) the areas responsible for handling the situation, (iv) the average time for handling the situation, and (v) the measures adopted by the institution. The reports must be approved by the institution's Board of Directors or, in its absence, by the executive board, and kept at BACEN's disposal for a minimum period of five years.
xxxiv)Regulation on Fintechs
On April 26, 2018, the CMN approved Resolution No. 4,656, as amended, which provides for the creation of two new types of financial institution, the Direct Credit Corporation and the Inter-Personal Lending Corporation. Such institutions are characterized by operating exclusively through electronic platforms. With the creation of these new financial institutions, BACEN sought to allow so-called "fintechs" to operate in the credit market, independently of traditional financial institutions.
On October 29, 2018, the federal government enacted Decree No. 9,544, authorizing foreign investment of up to 100% in the capital stock of direct credit companies or inter-personal loan companies authorized to operate by BACEN.
xxxv)Open Banking
BACEN has observed open banking as an important tool for innovation in the financial market, and has already adopted measures to implement an open financial system ("Open Banking"), following a process that began with the enactment of CMN Resolution No. 3,401, of September 6, 2006, in Brazil.
In the wake of this movement, on March 28, 2018, the CMN approved Resolution No. 4,649, of March 28, 2018, which prohibited banks from limiting or preventing access by payment institutions to different types of banking operations, aiming to stimulate competition in the Brazilian financial system.
On April 26, 2019, BACEN released BACEN Communiqué No. 33,455, of April 24, 2019 ("BACEN Communiqué No. 33,455/2019"), with the fundamental requirements for implementation of the open financial system (open banking) in Brazil.
According to BACEN Communiqué No. 33,455/2019, the Brazilian Open Banking model will be composed of financial institutions, payment institutions, and other institutions authorized to operate by BACEN, making possible gradual sharing of (i) data related to products and services offered by participating institutions, (ii) customer registration data, and (iii) customer transactional data. Open Banking will eventually include the provision of payment services, the criteria and specifications of which are still to be announced in the instant payment bill.
In this context, institutions authorized to operate by BACEN opting to join Open Banking must share the information listed above with the other participating institutions. However, in its design the Open Banking model will be compulsory only for financial institutions belonging to the prudential segmentation in Segments 1 and 2. Compulsory adhesion may be extended to the other institutions authorized to operate by BACEN, at BACEN's discretion. When it comes to sharing customer information, customer authorization will always be required.

Subsequently, on May 4, 2020, the Central Bank published Joint Resolution No. 1/2020 and Circular No. 4,015, which respectively provide for the implementation of Open Banking and the scope of Open Banking data and services. Joint Resolution No. 1/2020 went into effect on June 1, 2020, and establishes a schedule of actions with deadlines for institutions to comply by December 15, 2021, as follows:
•Stage 1 (by February 1, 2021): public access to participating institutions' data on their access channels and product/service channels related to deposit accounts, savings accounts, prepaid payment accounts, and credit card loan transactions;
•Stage 2 (until August 13, 2021): sharing of reference and transactional customer data among participating institutions;
•Stage 3 (October 29, 2021, through March 30, 2022): sharing of payment transaction initiation services as well as routing of credit transaction proposals; and
•Stage 4 (December 15, 2021, to May 31, 2022): expansion of scope of the data to cover foreign exchange, investment, insurance, and private pension transactions.
BACEN Circular No. 4,032, of June 23, 2020, as amended, was also published, which provided for the initial structure responsible for the governance of the implementation process in the country of the Open Financial System (Open Banking), in accordance with the standards described above. This structure was formalized on July 24, 2020, by means of an agreement signed by the associations or groups of associations representing financial institutions and other institutions authorized to operate by the Central Bank. The initial structure responsible for governance was composed of three levels: I - strategic, consisting of a Decision-making Board; II - administrative, consisting of a Bureau; and III - technical, consisting of Technical Groups. The final structure must be decided by the Decision-making Board by June 30, 2022, and submitted for review and approval by the Central Bank.
Open Banking aims to (i) encourage innovation; (ii) promote competition; (iii) increase the efficiency of the National Financial System and the Brazilian Payments System; and (iv) promote financial citizenship.
xxxvi)Taxation
Taxation of financial transactions
Financial transactions carried out in Brazil are generally subject to Withholding Income Tax ("IRRF"), which may be levied on a definitive basis or as an advance, and to the Tax on Financial Transactions ("IOF"). Revenue from financial transactions earned by Brazilian companies are also subject to taxation by the Contribution to the Social Integration Program (PIS) and the Social Contribution on Revenues ("COFINS"). In addition, the income from financial transaction must be included in the calculation basis of the IRPJ and CSLL.
Next, we provide a brief explanation of the methodology for calculating each of these taxes, considering the peculiarities applicable to financial institutions.
Income Tax and Social Contribution on Net Income ("CSLL")
For financial institutions, the income and gains from financial transactions must also be included in the calculation basis of the IRPJ and CSLL. In general, the IRPJ is levied on the taxable actual profit at the rate of 15%, plus an additional 10% on the portion of taxable actual profit that exceeds R$20,000.00 per month or R$240,000.00 per year. As of March of 2020 the CSLL is levied at a rate of 20% on net profit, before provision for IRPJ; however for the period from September/2015 to December/2018, the government has set a 20% CSLL rate. However, the Brazilian government enacted Executive Order No. 1,034 (published on March 1, 2021, and converted into Law No. 14,183/21), increasing the CSLL rate applicable to the financial institutions referred to therein. For banks, the CSLL rate has been increased to 25% until December 31, 2021, and reduced to 20% as of January 1, 2022. Financial institutions are exempt from IRRF levied earnings or gains from fixed or variable income financial transaction, and from income tax on variable income investments due as an advance of IRPJ.

Tax on Financial Transactions (“IOF”)
The IOF is a tax on credit transactions, foreign exchange, and insurance, and on transactions relating to securities. The IOF tax rate varies according to the transaction in question, and can be changed by means of a decree from the Executive Branch (which can go into effect as of the date of its publication), without the need for a law to be passed by the Brazilian Congress, as long as the limits imposed by the Legislative Branch are respected.
The table below summarizes the main rates of the IOF levied on different types of transactions. Therefore, for a more detailed analysis, we recommend that interested parties consult their tax advisors.

Type of Transaction	Applicable rates (the rates may be changed by decree promulgated by the Brazilian government, up to the maximum rate described below; the decree may take effect on the date of its publication)
Foreign Exchange Transactions	IOF/Exchange: zero to 6.38% (depending on the transaction) Maximum rate: 25%

Insurance Transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%

Loans and Credit Transactions	IOF/Credit: 0.0082% (individuals) or 0.0041% (companies) per day, until it reaches 365 days, plus 0.38% Maximum rate: 1.5% a day

Securities	IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% a day
PIS and COFINS contributions
Financial institutions are subject to the cumulative regime for the calculation of PIS and COFINS. The rates are 0.65% and 4.0%, respectively. Still regarding financial institutions, it is possible to deduct from the PIS and COFINS calculation basis expenses related to banking services rendered, among others provided for by law.
The PIS and COFINS taxation system for financial institutions is not equivalent to the non-cumulative regime applicable to other legal entities since, although expenses can be deducted, there is no possibility of using credits.
Service Tax
The Tax on Services of Any Kind ("ISS") is generally levied on the price of the services provided (for example, banking services) and is usually collected directly by the municipality where the service was rendered. In the case of Banco Inter, considering its digital platform, the ISS is collected in the municipality where its headquarters is located, the place where all the approvals take place, and where the contracts with customers are considered to be signed. The tax rates vary from 2% to a maximum of 5% depending on the municipality where the service is rendered and its respective nature. In Belo Horizonte, the city where the Bank's headquarters are located, the rates vary from 3% to 5%, depending on the nature of the service provided.

b.    main aspects related to the issuer's compliance with legal and regulatory obligations related to environmental and social issues
Aware of its responsibility and capacity to influence local development in a sustainable way, the company develops initiatives using as a reference the environmental legislation, state and/or federal, in effect.
In April of 2015, the Company's Board of Directors approved its Social and Environmental Responsibility Policy, which contains the guidelines for the Company's activities and its relationship with its customers, suppliers, and employees with regard to social and environmental matters.
The Company's Social and Environmental Responsibility Policy meets the guidelines of Brazilian legislation and regulations, especially CMN Resolution No. 4,327, of April 25, 2014, and Federal Laws No. 6,938/1981; 9,605/1998; 9,795/1999; and 12,305/2010.
To maintain any type of relationship with Banco Inter and/or its controlled companies, corporate clients, suppliers, or service providers classified in "Restricted" transactions must adhere to the "Social and Environmental Responsibility Consent", which is part of its Social and Environmental Responsibility Policy, which also defines guidelines for its employees, officers and directors, committee members, and members of the Board of Directors.
The National Monetary Council and the Central Bank have issued Regulations on Environmental, Social, and Governance Requirements (ESG) Applicable to Financial Institutions
After Public Consultations No. 82, 85, and 86 launched by the Central Bank in 2021 under the "Sustainability" pillar of the "BC# Agenda" (which sets some goals to improve the Brazilian national financial system), a new set of rules was published on September 15, 2021. These new rules aim to improve disclosure, management, and governance of social, environmental, and climate risks by financial institutions, and the rules also bring changes to certain rural credit regulations.
Central Bank Resolution No. 140 establishes new conditions for access to rural credit considering social, environmental, and climate issues. One of the main changes introduced by this resolution is the restriction on credit to producers who are not registered, or whose registration is cancelled, in the Rural Environmental Registry (CAR). The new resolution also establishes that rural credit will not be granted to (i) enterprises that are totally or partially located in conservation areas, existing indigenous lands, embargoed areas resulting from the economic use of illegally deforested areas in the state of Amazonas; or (ii) individuals or companies registered in the official registry of employers that have kept workers in conditions analogous to slavery.
The CMN issued Resolution No. 4,943, which amended CMN Resolution No. 4,557/17 in order to highlight and distinguish social, environmental, and climate risks as necessary for identification, measurement, assessment, monitoring, reporting, control, and mitigation within the risk management structure of financial institutions in Brazil. The new rule provides specific definitions of these risks, modernizing concepts in the regulation, such as inclusion of the two main components of climate risks - physical risks and transition risks, two issues already widely recognized in international ESG standards. The amended standard also provides for identification and monitoring of social and environmental and climate risks faced by financial institutions arising not only from their products, services, and activities, but also from the activities performed by their counterparts, controlled companies, suppliers, and outsourced service providers.
Similar provisions were also included in the simplified structure for continuous risk management of Simplified Reference Equity (PRS5) by CMN Resolution No. 4,944, which amended CMN Resolution No. 4,606/17.
The CMN also promulgated Resolution No. 4,945, replacing CMN Resolution No. 4,327/14 regarding the Social and Environmental Responsibility Policy - PRSA. This new regulation provides for inclusion of climate issues in the PRSA, which will now be called Social, Environmental, and Climate Responsibility Policy - PRSAC. This new policy must be implemented by financial institutions and other institutions authorized to operate by the Central Bank that are classified in Segments S1, S2, S3, S4, and S5 will take into consideration the impacts, strategic objectives, and business opportunities for institutions related to social, environmental, and climate factors. The maximum review period for the PRSAC has also been reduced by this regulation from five to three years. The PRSAC should also be reviewed upon the occurrence of any material event, as defined by the institution's applicable PRSAC policy.

The Central Bank also issued Resolution No. 139, requiring the preparation of a Social, Environmental, and Climate Risks and Opportunities Report (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas) by financial institutions classified in Segments S1, S2, S3, and S4. Following feedback during the public comments phase, this new rule addresses the recommendations of the Task Force on Climate-Related Financial Disclosures at the national regulatory level. A relevant financial institution is required to publish a GRSAC Report annually (starting on December 31 of each year) by 90 days after December 31 (except for fiscal years 2022 and 2023, where relevant financial institutions will have 180 days and 120 days, respectively, to publish a GRSAC Report). The GRSAC Report should be made available on the website of the relevant financial institutions for a period of five years.
In addition, on October 6, 2021, the Central Bank issued Resolution No. 151, which regulates the provision of information by authorized institutions to the Central Bank regarding the social, environmental, and climate risks addressed in CMN Resolution No. 4,557 and CMN Resolution No. 4,945. The rule applies to institutions classified in Segments S1, S2, S3, or S4, and the information that must be provided to the Central Bank refers to the assessment of social and environmental and climate risks related to the relevant financial institution's exposure to credit and securities transactions, as well as those of the respective debtors of this financial institution. The information to be provided to the Central Bank includes identification, economic sector, aggravating and mitigating risk factors, social, environmental, and climate risk assessment, among others.
To allow financial institutions to adapt their practices and policies to these new rules, CMN Resolution No. 4,943 and Resolution No. 4,945 (except for article 16, which repeals CMN Resolution No. 4,327) will enter into effect on July 1, 2022, while CMN Resolution No. 4,944, article 16 of CMN Resolution No. 4,945, and Central Bank Resolution No. 139 will enter into effect on December 1, 2022. Central Bank Resolution No. 151 will enter into effect on July 1, 2022, and Central Bank Resolution No. 140, which deals specifically with rural credit, went into effect on October 1, 2021.
Registration of BDRs with the CVM
The regulations issued by the CMN, the Central Bank of Brazil, and the CVM require the depositary to file the relevant BDR program with the CVM and the Central Bank of Brazil for the purposes of allowing remittances of funds to and from Brazil in connection with the offer and sale of BDRs in Brazil, the sale of the underlying shares abroad, and the payment of dividends and other distributions to BDR holders. These rules also require that such remittances be registered with the Central Bank of Brazil by the custodian contracted on behalf of the depositary. The remittance of funds abroad as a result of the offer and sale of BDRs in Brazil is limited to the proceeds from the sale of such BDRs on a Brazilian market regulated by the CVM, net of commissions and other related expenses.
As a general rule, BDRs can be redeemed for the purpose of selling the underlying shares abroad. The proceeds of such sale may not be used for other investments outside Brazil and must be repatriated within seven days from the date the BDRs are redeemed. Foreign investors who acquire BDRs in accordance with the provisions of CMN Resolution No. 4,373 are not subject to such repatriation requirement, but must register such redemption with the Central Bank of Brazil. Dividends and other distributions made to Brazilian residents in connection with the BDRs must be repatriated, but can be used for the acquisition of additional underlying shares. Individuals domiciled in Brazil and non-financial institutions, investment funds, and other investment companies incorporated in Brazil may acquire shares issued abroad via sponsors of BDR programs in Brazil for the purpose of depositing such shares with the relevant custodian and requesting the issuance of BDRs in Brazil. The depositary is responsible for maintaining and updating the BDR program's registry with the Central Bank of Brazil, including the flow of funds relating to redemptions and payments of dividends and other distributions.
In connection with Inter&Co's registration as a foreign issuer and the listing of Level II BDRs in Brazil, which application was approved with the CVM on August 19, 2022, the Company is now required to comply with certain disclosure requirements. As a result, the Company is required to file with the CVM: (i) annually, a reference form in Portuguese by the fourth month of each year, which summarizes its financial, legal, and operational information; (ii) quarterly financial information within 45 days after the end of each quarter; and (iii) on a continuous basis, reports disclosing limited information on notices and minutes of general meetings, as well as material facts and notices to the market, as required by the applicable rules.

c.     dependence on patents, trademarks, licenses, concessions, franchises, and royalty agreements material to the development of activities
In Brazil, the ownership of trademarks can only be acquired through a registration granted by the National Institute of Industrial Property ("INPI"), a federal agency responsible for the registration of trademarks, patents, and other intellectual property rights.
After the registration, the holder of the trademark starts to hold the exclusive right of use in Brazil for a period of ten (10) years, which can be successively extended for equal periods. During the registration process, the applicant has only an expectation of ownership of the trademarks applied to identify its products or services.
Currently, the Company and its subsidiaries are the owners of some trademarks registered in Brazil with the INPI, which are relevant to its activities, as well as some domain names associated with such trademarks.
d.    financial contributions, with an indication of the respective amounts, made directly or through third parties:
i.    in favor of occupants of or candidates for political office
ii.    on behalf of political parties
iii.    to fund the exercise of influence on public policy decisions, notably on the content of regulatory acts
Not applicable. The Company has not made, directly or through third parties, any financial contributions to political officeholders or candidates, political parties, or to fund the exercise of influence on public policy decisions, notably the content of regulatory acts.

1.7. Material revenues in the issuer's home country and abroad
With respect to the countries from which the issuer derives relevant revenues, identify:
a.    revenue from clients assigned to the issuer's home country and its share in the issuer's total net revenue
Not applicable, as the Company has no revenues from clients in the Cayman Islands, the Company's home country.
b.    revenue from clients assigned to each foreign country and their participation in the issuer’s total net revenue
In the fiscal year ending December 31, 2022, 98.87% of the Company's total revenue comes from clients located in Brazil, corresponding to R$ 5,600,775 thousand, where 1.13% comes from international customers through Global Account corresponding to R$64,005 thousand.

1.8. Material effects of foreign regulations
In relation to the foreign countries disclosed in item 1.7, describe material impacts arising from the regulation of these countries on the issuer's business:
For information on the effects of Brazilian regulations on the Company's activities, see item 1.6 of this Reference Form.

1.9. Environmental, social and corporate governance (ESG) information
Regarding environmental, social, and corporate governance (ESG) information, please indicate:
a.    whether the issuer discloses ESG information in an annual report or other specific document for this purpose
Since April of 2015, Banco Inter has had a Social and Environmental Responsibility Policy applicable to the group's companies, including Inte&Co, as well as its employees and suppliers. Since 2020, Banco Inter publishes an "Annual Sustainability Report", in which it presents the evolutions of this topic. Banco Inter discloses its social and environmental actions through the websites: https://ri.bancointer.com.br/, https://www.bancointer.com.br/sustentabilidade/relatorio-anual, and https://www.bancointer.com.br/sustentabilidade/estrategia-esg/.
b.    the methodology or standard followed in the preparation of this report or document
We are on our third Inter Annual Report and the first under the new configuration as Inter&Co. The year 2022 edition marks the reorganization of the company, which from now on begins to group all its ESG indicators in a common form for all the holding company's subsidiaries. The document reaffirms Inter&Co's commitments to the sustainability agenda, now notably marked by ESG (Environmental, Social, and Governance) criteria, and demonstrates how they are intertwined with the Group's business model and purpose: to simplify people's lives. The Global Reporting Initiative (GRI) standards, Sustainability Accounting Standards Board (SASB) indicators, and the Integrated Reporting framework proposed by the International Integrated Reporting Council (IIRC) - international guidelines and a reference in corporate reporting - are part of this document. We also meet the SASB frameworks that are linked to our materiality. We considered, for the effect of evidence in the Report, data from the Communication on Progress (COP) of Inter prepared for the Global Compact - UN and information on the generation of value prepared in accordance with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - (IASB), the content of which is audited by KPMG Auditores Independentes Ltda. The Report was prepared to demonstrate how Environmental, Social, and Governance (ESG) issues are intertwined with Inter&Co's business model and how they are applied in day-to-day operational and strategic activities.
c.    whether this report or document is audited or reviewed by an independent entity, identifying such entity, if applicable
For the closing of the Report and the financial information, Inter&Co. provided an Assurance Letter, from an external and independent audit firm, Bureau Veritas - BVQI, which validated the methodology employed in the construction of the Report and the respective information. The external audit process is coordinated and conducted by the Corporate Sustainability and Investor Relations teams, and the content is validated by members of the board and by the CEO (link to Inter's Annual Reports is available at https://www.bancointer.com.br/sustentabilidade/). Our Greenhouse Gas Emissions Inventory is also audited by a third party, the Totum Institute. Today the data is disclosed in the Public Emissions Registry - GHG Protocol, Inter Annual Report, CDP, and company releases disclosed on its website (https://ri.bancointer.com.br/).
d.    the webpage where the report or document can be found
The social and environmental information disclosed by Inter&Co. can be found on the websites: https://ri.bancointer.com.br/, https://www.bancointer.com.br/sustentabilidade/relatorio-anual, and https://www.bancointer.com.br/sustentabilidade/estrategia-esg/.

e.    whether the report or document produced considers disclosure of a materiality matrix and ESG key performance indicators, and what the material indicators are for the issuer
We know that this is a continuous journey of learning and evolution, which is why since 2019 we have had a dedicated sustainability and corporate action area that aims to leverage the inherent differentials of our business model. The Inter Materiality survey process was built from a multi-sector materiality panel, considering benchmarking with market players, observing practices listed by the Sustainability Accounting Standards Board (SASB) and Morgan Stanley Capital International (MSCI), in addition to global references on the topic of ESG, in order to identify which topic are more relevant among the sectors in which the company operates. After this benchmarking process, we raised 20 relevant topics, which were submitted to our stakeholders in an active listening process. In all, 17 stakeholder groups were selected and participated in commenting. They are: employees, upper management, clients, shareholders, sustainability specialists, institutional partners, media, auditors, competitors, rating agencies, representative entities, regulators, government, suppliers, labor unions, neighborhood, and society. In the stakeholder survey, we had 6,407 responses in total, 5,550 from external stakeholders and 857 from internal stakeholders.
The current Materiality is made up of eight themes, which are adjusted to the pillars of Inter's operations, and are priorities of the group's ESG Strategy, ensuring its reach in Inter's operations. To create synergy between the themes raised and the items already developed at Inter, an Institutional Agenda was created, which added 12 themes to be addressed within the company's ESG agenda. Thus, the Inter Materiality is formed by the 8 material themes and the 12 themes of the institutional agenda, divided among the Environmental, Social, and Governance (ESG) pillars, taking into consideration the financial alignments required by the global market. A new materiality consultation will be held later in 2023, as an update, given the expansion of Grupo Inter's business model, the entry of new customers, shareholders, and new consumer service platforms.
f.    whether the report or document considers the Sustainable Development Goals (SDGs) established by the United Nations and which SDGs are material to the issuer's business
The Inter&Co. Annual Report covers the primary and secondary SDGs for Banco Inter, and in 2023 we will conduct a study for a new analysis for the Group, including Inter&Co, whether encompassing as well a status report. Since 2019, Banco Inter discloses its actions correlated to the SDGs.
Listening to the stakeholders' perspective and aligned with the Ten Principles of the Global Compact are examples of how the Inter Group seeks to be broader and more assertive in its Sustainability Strategy, aiming to build an offer of products and services that promote responsible transformation, becoming an important agent in achieving a regenerative economy. Inter has been a signatory of the UN Global Compact Network Brazil since 2020, and the Sustainable Development Goals (SDGs) permeate its sustainability guidelines. The 17 SDGs and their 169 targets were evaluated through the expertise of the sustainability team, along with an analysis of actions that are currently developed by the company and converge with some of the SDGs. As the business evolves, the Inter SDG Map is updated to reflect which SDGs are most correlated with our activities and impact generated, in line with related UN Agenda 2030 Goals. In constructing the presentation of the SDG framework, priority and secondary SDGs were placed. In building the presentation of the SDG framework, the priority and secondary SDGs were placed in the context of materiality and the actions developed by the Inter ecosystem. Inter has intensified an internal agenda of training and dissemination of Agenda 2030 and the SDGs to be developed and achieved within the Company's business strategies. Since 2020, more than 332 employees from 165 areas have completed the UN Agenda 2030 course within the company's Corporate Education platform, Inter Academy. In addition, upon joining Inter, all employees undergo onboarding training, in which topics such as Agenda 2030, Stakeholder Capitalism, Conscious Capitalism, SDGs, sustainability, ESG, climate change, social responsibility, recycling, and materiality are covered. Thus, since 2020, 100% of the employees have been trained in these topics.
In addition, Inter is part of the Challenge 2030 Network (D2030) and the MG SDG Hub, initiatives formed by organizations from Minas Gerais that seek to be more sustainable each day, united to expand the contribution of the business community of Minas Gerais to meet the 2030 Agenda. The SDG Hub is linked to the Global Compact Network Brazil, supporting projects, education initiatives, and actions to promote sustainability in the state.

g.    whether the report or document considers the recommendations of the Task Force on Financial Disclosures Related to Climate Change (TCFD) or recommendations for financial disclosures from other recognized entities that are related to climate issues
The company does not consider at this time the recommendations of the TCFD or other institutions.
h.    whether the issuer carries out inventories of greenhouse gas emissions, indicating, if applicable, the scope of the emissions inventoried and the page on the World Wide Web where additional information can be found
Since 2019, Inter has been monitoring and systematically managing its emissions, always seeking to mitigate them. Within its commitment to eco-efficiency, another evolution was the achievement of a grade B- with the CDP, a non-profit organization that operates the global disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts. And it also continues to participate in the B3 Carbon Efficient Index (Novo Mercado), which aims to encourage companies to be transparent regarding their emissions and, by doing so, stimulate advances in discussions regarding climate change. This participation represents further commitments made by the Inter extending its efforts in transparency regarding emissions.
For the third year in a row Inter's emissions control management has been awarded the Gold Seal within the Brazilian GHG Protocol Program - Public Emissions Registry. Its emissions inventory has external verification, by independent auditors and registration, with the aforementioned highlight and information referring to Scopes 1, 2, and 3. In addition, since 2019 Inter has offset its impact on the climate by purchasing carbon credits considering all categories and scopes reported. In Scope 3, in addition to measuring and offsetting the atmospheric emissions associated with the logistics of all the bank deliverables, Inter also understands the importance of mapping the impacts related to the waste generated by the production and emission of the card plastic and the bank deliverable papers. Since 2022 Inter reports to the Eureciclo partner the weight of 100% of plastic and paper sent to its customers and, after this analysis, Inter compensates for this waste by purchasing recycling credits from the partner company.
i.    issuer's explanation of the following conduct, if any:
i.    non-disclosure of ESG information
Not applicable, given that Inter discloses ESG information, as indicated in item 1.9.a above.
ii.    non-adoption of a materiality matrix
Not applicable, given that the Inter adopts a materiality matrix, as indicated in item 1.9.e above.
iii.    non-adoption of key ESG performance indicators
Not applicable, given that Inter adopts key ESG performance indicators, as indicated in item 1.9.e above.
iv.    non-performance of audit or review the ESG information disclosed
Not applicable, given that Inter carries out external audit of the ESG information disclosed, as indicated in item 1.9.c above.
v.    non-consideration of the SDGs or non-adoption of the climate-related recommendations issued by the TCFD or other recognized entities in the ESG information disclosed
To date, the company has not adopted recommendations related to the TCFD, but the company expects that, for the next few years, internal studies will be started for adoption of the recommendations, reporting to its stakeholders in its public documents and external reports such as the Annual Report, releases, and CDP.
vi.    non-performance of greenhouse gas emission inventories
Not applicable, given that Inter carries out inventories of greenhouse gas emissions, as indicated in item 1.9.h above.

1.10. Information on government-controlled company
Indicate, if the issuer is a government-controlled company:
Justification for not filling in the chart
Item not applicable, considering that the Company is not a government-controlled company.

1.11. Acquisition or disposal of material assets
Indicate acquisition or disposal of any material asset that does not fall under the normal business of the issuer:
During the year ended December 31, 2022, there was a material acquisition made by Banco Inter S.A., a subsidiary of the Company, which is not a normal business transaction. Banco Inter S.A. acquired 100% of the shares of Pronto Money Transfer Inc., as per the table presented in Section 1.12 below.

1.12. Corporate transactions / Capital increase or reduction
Indicate merger, spin-off, takeover, merger of shares, capital increase, or capital reduction operations involving the issuer and the documents where more detailed information can be found:

Event	Execution of Contract for the Purchase and Sale of Units
Main deal terms
On May 8, 2019, Banco Inter S.A. (the "Bank") entered into an agreement with Wiz Soluções e Corretagem de Seguros S.A. ("Wiz") for the purchase and sale of units issued by its controlled company Inter Digital Corretora e Consultoria em Seguros Ltda. ("Inter Seguros"), whereby Wiz undertook to acquire from the Bank units representing forty percent (40%) of the total capital stock of Inter Seguros.
Wiz will pay to Banco Inter an amount corresponding to one hundred and fourteen million Brazilian Reais (R$ 114,000,000.00), of which (i) forty-five million Brazilian Reais (R$ 45,000,000.00) are fixed and paid on the closing date and (ii) sixty-nine million Brazilian Reais (R$69,000,000.00) are variable, divided into four annual installments, which are subject to adjustment according to the financial performance of Inter Seguros, measured by its EBITDA, referring to the fiscal years ending in 2020, 2021, 2022, and 2023, adjusted for inflation by the variation of the SELIC rate.
On June 27 the transaction was completed. From then on, Inter Seguros began to unite the Bank's digital platform with Wiz's expertise in managing insurance distribution channels and banking services, creating a relevant digital insurance distribution channel in Brazil. The initiative will leverage 100% online sales of insurance, consortiums, capitalization, and private pension plans.
On October 15, 2020, Inter and Wiz entered into a Purchase and Sale Agreement whereby they sold to the Purchaser, Mr. Paulo Vitor Marques Padilha, a total of five hundred (500) units of Inter Seguros, representing, in total, 0.5% of the total capital stock on that date, of which 250 units were held by Inter and 250 quotas were held by Wiz. Thus, an addendum was made to the Shareholders' Agreement, previously entered into by Inter and Wiz, to include Mr. Paulo Padilha.
On December 30, 2020, Inter and Wiz entered into the 1st Amendment to the Unit Purchase and Sale Agreement in order to amend the terms and conditions of the Provisions of said Agreement dealing with the guarantees of Payment of Variable Installments.

Companies involved	Banco Inter, Inter Digital Corretora e Consultoria em Seguros Ltda., and Wiz Soluções e Corretagem de Seguros S.A.
Effects resulting from the transaction on the shareholding structure, especially on the participation of the controller, of shareholders with more than 5% of the capital stock and of the officers and directors	Not applicable.
Corporate structure before and after the transaction	This transaction had no effect on the Company's shareholder structure.
Mechanisms used to ensure equitable treatment between shareholders	Banco Inter has conducted all relevant legal and corporate procedures to resolve on the transaction.

Event	Execution of Contract for the Purchase and Sale of Units
Main deal terms
On November 6, 2019, the Board of Directors of Banco Inter S.A. (the "Bank") approved the execution of a Binding Memorandum of Understanding for the acquisition by the Bank of an indirect ownership interest in Inter Asset Gestão de Recursos Ltda. (formerly DLM Invista Gestão de Recursos Ltda.) ("DLM").
On January 20, 2020, after authorization from the Central Bank of Brazil on January 16, 2020, the acquisition by Banco Inter of 70% of the capital stock of the holding company Matriz Participações S.A., (the “Holding Company"), parent company of DLM, was carried out through an Agreement for the Purchase and Sale and Subscription of Shares and Other Covenants (the "Agreement").
Under the terms of the transaction, Banco Inter will pay an amount corresponding to R$49.0 million, for the acquisition of 70% of the Holding Company that controls DLM, where (i) R$24.5 million is paid on the closing date of the transaction; and (ii) R$24.5 million is divided into 4 annual installments, which are subject to adjustments up or down according to DLM's financial performance in the years 2020, 2021, 2022, and 2023. DLM's principal partners will retain a 30% stake in the company and independence in their executive functions.

Companies involved	Banco Inter, Inter Asset Gestão de Recursos Ltda. (former DLM Invista Gestão de Recursos Ltda.), and Inter Asset Holding S.A. (former Matriz Participações S.A.)
Effects resulting from the transaction on the shareholding structure, especially on the participation of the controller, of shareholders with more than 5% of the capital stock and of the officers and directors	Not applicable.
Corporate structure before and after the transaction	This transaction had no effect on the Company's shareholder structure.
Mechanisms used to ensure equitable treatment between shareholders	The Company has conducted all relevant legal and corporate procedures to resolve on the transaction.

Event	SoftBank Roll-up Agreement
Main deal terms	On October 4, 2021, Inter&Co, Banco Inter, HoldFin, Rubens Menin, João Vitor Menin, SBLA Holding, LA BI Holdco LLC ("LA BI”), and New LA BI LLC ("New LLC") entered into the SoftBank Roll-Up Agreement, whereby SoftBank contributed its interest in Banco Inter to the Company by way of a preparatory corporate reorganization. Upon approval by the Company, LA BI contributed its Banco Inter shares to New LLC. SoftBank then contributed its interest in New LLC to Inter in proportion to the number of Inter&Co Class A shares or Inter&Co BDRs corresponding to the number of Inter Bank shares held by New LLC, based on the exchange ratios. Inter then contributed all of its HoldFin shares to New LLC and New LLC contributed its Banco Inter shares to HoldFin. The parties entered into a shareholders' agreement to regulate their relationship as Inter&Co shareholders, as described in section 6.5 of this Reference Form.
Companies involved	Inter&Co, Banco InterHoldfin, Rubens Menin, João Vitor Menin, SBLA Holding, LA BI Holdco LLC, and New LA BI LLC
Effects resulting from the transaction on the shareholding structure, especially on the participation of the controller, of shareholders with more than 5% of the capital stock and of the officers and directors	As a result of this corporate reorganization, (i) SoftBank became a shareholder of Inter & Co, (ii) Inter & Co holds 100% of the capital stock of New LLC, (iii) New LLC holds 100% of the capital stock of HoldFin, and (iv) HoldFin holds 100% of the Banco Inter Shares previously held by LA BI.
Corporate structure before and after the transaction	After the transaction, SoftBank, through SBLA Holding, now holds 16.08% of Inter&Co. Additionally, New LLC is now 100% owned by Inter&Co.
Mechanisms used to ensure equitable treatment between shareholders	Inter has conducted all relevant legal and corporate procedures to resolve on the transaction.

Event	Corporate reorganization of Banco Inter with migration of the shareholder base to Inter&Co
Main deal terms
On May 12, 2022, the shareholders of Banco Inter, gathered in an extraordinary general meeting, approved the merger of the shares issued by Banco Inter by Holdfin resulting in the issuance, by HoldFin, in favor of the shareholders of Banco Inter, holders of common and preferred shares of its issuance, including unit holders ("Bank Shareholders"), of two classes of mandatorily redeemable preferred shares issued by HoldFin (the "Merger of Shares"), where:
(i)one class is redeemable in BDRs (as defined below) pursuant to the BDR Option (as defined below); and
(ii)another class is redeemable in cash pursuant to the Cash-Out Option (as defined below) (the "Redeemable PNs").
       For each six (6) common and/or preferred shares issued by the Bank, one (1) Redeemable PN issued by HoldFin was delivered, i.e., 0.16666666667 Redeemable PNs shall be delivered for each one (1) common or preferred share issued by Banco Inter and, for each two (2) units of Inter, one (1) Redeemable PN issued by HoldFin was delivered.
     As a subsequent and interdependent act to the Merger of Shares, on the same date of the Merger of Shares, as approved at Holdfin's extraordinary general meeting, redemption of all Redeemable PNs (the "Redemption") was carried out through delivery to the Bank's shareholders:
(i)of Level I certificates of deposit of securities - BDRs, issued in accordance with CVM Instruction nO. 332, of April 4, 2000, as amended, backed by Class A Shares (the "BDRs Option"), and the BDRs may be subsequently cancelled, if the holder so decides, so that the holder receives Class A Shares directly, upon instructions given to B3 through its respective custody agents, pursuant to B3's regulations. Each Redeemable PN Share issued by HoldFin was redeemed through the delivery of one (1) BDR; or
(ii)of the amount of thirty-eight Brazilian Reais and seventy cents (R$38.70) per Redeemable PN, corresponding to six (6) times the economic value per Inter preferred and/or common share, which will be subject to adjustment by the DI Rate from the date of the extraordinary general meeting until the date of actual payment (the "Cash-Out Option").
On June 20, 2022, the corporate reorganization was completed. As a result, the Company's Class A Common Shares and the BDRs backed by them are now traded on Nasdaq and B3, respectively. Additionally, Banco Inter's shareholders that opted for the Cash-Out Option received the equivalent of R$39.18 per Redeemable PN.

Companies involved	Inter&Co, Banco Inter, HoldFin.
Effects resulting from the transaction on the shareholding structure, especially on the participation of the controller, of shareholders with more than 5% of the capital stock and of the officers and directors	As a result of this corporate reorganization, Banco Inter's shares became wholly owned by Holdfin, and the Banco Inter shareholders who chose the BDR Option became shareholders of Inter&Co.
Corporate structure before and after the transaction
Before the transaction, Costellis and Hottaire held 87.8% and 12.2% of the Company's shares.
After the reorganization, Costellis and Hottaire now hold 29.2% and 4.1% of the Company's shares, and the shareholders that migrated from Banco Inter now hold 50.6% of the Company's shares.

Mechanisms used to ensure equitable treatment between shareholders	The Company has conducted all relevant legal and corporate procedures to resolve on the transaction.

Event	Execution of Contract for the Purchase and Sale of Corporate Interest
Main deal terms
On November 22, 2021, the Agreement for the Purchase and Sale of an Equity Interest in Pronto Money Transfer Inc. ("Usend") was entered into between the Company, Inter Platform Merger Sub Inc., Banco Inter S.A. ("Banco Inter"), Banco Inter Merger Sub, Usend and the partners wholly owning the acquired company (the "Partners") (the "Agreement"). The purpose of the Agreement was the acquisition of one hundred percent (100%) of the shares issued by Usend, which were owned by the Partners, by Banco Inter (the "Usend Transaction").
The Usend Transaction was approved by the Central Bank of Brazil on December 13, 2021, and the closing of the Usend Transaction occurred on January 14, 2022 (the "Usend Closing"). Banco Inter informed the market of the Usend Closing in a Notice to the Market released through the CVM on January 25, 2022. After the Usend Closing, Banco Inter became the holder of one hundred percent (100%) of Usend's shares. Usend's key executives continue to serve as directors, officers, and in other key positions at Usend.

Companies involved	Inter & Co, Inc. (called Inter Platform Merger Sub at the time), Inter Platform Merger Sub, Banco Inter, Banco Inter Merger Sub, Usend, and Alis Advisors Limited
Effects resulting from the transaction on the shareholding structure, especially on the participation of the controller, of shareholders with more than 5% of the capital stock and of the officers and directors	Not applicable.
Corporate structure before and after the transaction	This transaction had no effect on the Company's shareholder structure.
Mechanisms used to ensure equitable treatment between shareholders	The Company and its subsidiaries have conducted all relevant legal and corporate procedures to resolve on the Usend Transaction.

Event	Spin-off of Inter Marketplace Intermediação de Negócios e Serviços Ltda.
Main deal terms	Banco Inter S.A. ("Banco Inter"), a subsidiary of the Company, approved a partial spin-off of its wholly-owned subsidiary Inter Marketplace Intermediação de Negócios e Serviços Ltda. ("Inter Marketplace"), such that its spin-off assets were acquired by Inter Viagens e Entretenimento Ltda. ("Inter Viagens"). The partial spin-off had as reference, for equity valuation purposes, the base date of November 30, 2022.
Companies involved	Banco Inter, Inter Marketplace, and Inter Viagens
Effects resulting from the transaction on the shareholding structure, especially on the participation of the controller, of shareholders with more than 5% of the capital stock and of the officers and directors	Not applicable.
Corporate structure before and after the transaction	This transaction had no effect on the Company's shareholder structure.
Mechanisms used to ensure equitable treatment between shareholders	The Company and its subsidiaries have conducted all relevant legal and corporate procedures to resolve on the Transaction.

Event	Execution of Contract for the Purchase and Sale of Corporate Interest
Main deal terms
On January 15, 2023, the Agreement for the Purchase and Sale of the Equity Interest in YellowFi Mortgage LLC ("YellowFi Mortgage") and YellowFi Management LLC ("YellowFi Management") was entered into, limited liability companies incorporated in Florida, between Inter Mortgage Holding Inc. ("Inter Mortgage"), a subsidiary of the Company, and the partners wholly owning the acquired company (the "Partners") (the “Agreement”). The purpose of the Agreement was to acquire one hundred percent (100%) of the shares issued by YellowFi Mortgage and YellowFi Management (the "Transaction"). The closing of the Transaction took place on January 24, 2023.

Companies involved	Inter Mortgage Holding Inc., YellowFi Mortgage, and YellowFi Management
Effects resulting from the transaction on the shareholding structure, especially on the participation of the controller, of shareholders with more than 5% of the capital stock and of the officers and directors	Not applicable.
Corporate structure before and after the transaction	This transaction had no effect on the Company's shareholder structure.
Mechanisms used to ensure equitable treatment between shareholders	The Company and its subsidiaries have conducted all relevant legal and corporate procedures to resolve on the Transaction.

1.13. Shareholders’ agreements
Indicate the execution, termination, or modification of shareholders' agreements and documents where more detailed information can be found:

Inter & Co, Inc. Shareholders' Agreement ("Agreement")
Parties	SoftBank Group Corp., SBLA Holdings (Cayman) LP, Delaware Limited Company, Rubens Menin Teixeira de Souza, João Vitor Nazareth Menin Teixeira de Souza, Banco Inter S.A., and Inter & Co, Inc.
Date of execution	June 13, 2022.
Term of duration	Not applicable.
Description of the provisions relating to the exercise of voting rights and power of control	The Agreement does not contain provisions regarding the exercise of voting rights and power of control.
Description of the provisions concerning the appointment of officers and directors, members of corporate committees established in bylaws, or persons assuming managerial positions	The SoftBank Group will be entitled to appoint one member of the Board of Directors as long as it holds at least five percent (5%) of the Company's capital stock.
Description of the provisions relating to the transfer of shares and preference in acquiring them	The Agreement does not contain provisions restricting the transfer of shares. Each of the parties to the Agreement has the right to require the Company to file a registration statement under the rules of the United States Securities Act of 1933 to permit the sale of shares in transactions registered with the SEC or to include its shares for sale in an offering registered by the Company with the SEC, subject to the terms and limitations set forth in the Agreement. Additionally, the shares may be offered in a public offering registered with the CVM, pursuant to Section 3 of the Agreement.
Description of provisions that restrict or bind the voting rights of the members of the board of directors or other supervisory and oversight bodies	The Agreement does not contain provisions that restrict or bind the voting rights of the members of the Board of Directors or other supervisory and oversight bodies.

1.14. Significant changes in the conduct of business
Indicate significant changes in the way the issuer conducts its business:
During the fiscal year ending December 31, 2022, there were no significant changes in the way the Company conducts its business.

1.15. Material contracts entered into by the issuer and its subsidiaries
Identify any material agreements entered into by the issuer and its subsidiaries that are not directly related to its operating activities:
During the fiscal year ended December 31, 2022, no contracts unrelated to operating activities were entered into by the Company and its subsidiaries.

1.16. Other material information
Provide other information that the issuer deems relevant:
In an Ordinary and Extraordinary General Meeting, the shareholders approved a change in the Company's authorized capital stock. The approval is subject to the Board of Directors’ determination of the effective date for approval of the increase. For more information about the change in authorized capital stock, see item 12.9 of this Reference Form.

2. DIRECTORS' COMMENTS
2.1. Financial and asset conditions
Introduction
The financial information contained in this item 2 should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, and the related explanatory notes. The information in this item 2, unless otherwise indicated, is expressed in Brazilian currency (in thousands of Brazilian Reais).
The audited consolidated financial statements for the year ended December 31, 2022, have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board ("IASB").
The comments from the Company's directors are intended to provide investors with information that will help them compare the financial statements for the fiscal year ending December 31, 2022, as compared to prior fiscal years, as well as understand the changes in the main lines of these financial statements between the periods analyzed and the main factors that explain these variations.
The financial information included in this item, unless expressly excepted, refers to the Company's consolidated financial statements, except as provided for in item 2.11.
We also highlight that the Company was incorporated on January 26, 2021, and, for this reason, the Company's financial information presented in this Section 2 prior to its incorporation date refers exclusively to Banco Inter S.A. and its subsidiaries.
a.    general financial and asset conditions
Fiscal year ending December 31, 2022, compared to the fiscal year ending December 31, 2021
The balances presented for the credit operation portfolio (Real Estate, Individual and Corporate Loans, and other receivables with characteristics of a credit operation), except when indicated differently, are presented by their gross balance of the allowance for losses through adjustment to recovery value.
In the fiscal year ending December 31, 2022, the net income was a loss of R$14.1 million, representing an increase of R$41.0 million when compared to the fiscal year ending December 31, 2021. The impact on the net result is mainly due to revenues from securities and foreign exchange fees.
Home Loan reached the amount of R$625.9 million on December 31, 2022, representing a growth of 22.1% in relation to December 31, 2021. This increase in the Home Loan portfolio is the result of continuous investments in the segment, such as diversification in the offer of home loans that range from loans with collateral in real estate to real estate financing in the Real Estate Finance System (SFI) and the Brazilian System of Savings and Loans (SBPE) segments. Additionally, due to funding via savings accounts and reduction in the Bank's funding cost, we have tapped the market at lower rates while maintaining the average return on operations.
In relation to total funding (represented by deposits and funds from acceptance and issuance of securities), on December 31, 2022, the balance was R$37,751.9 thousand, or 38.6% higher than the sums on December 31, 2021. Highlights include Demand Deposits, Interbank Deposits, LCIs, and Repurchase Agreements, which grew by 16.5%, 48.4%, 63.4%, and 95.5%, respectively, in relation to the balance on December 31, 2021, and totaled R$25,244.7 thousand on December 31, 2022, against R$18,494.9 thousand on December 31, 2021, respectively.
In 2018, Inter began to raise funds through Savings, and as of December 31, 2022, this product accounted for R$1,307.1 thousand of its total funding, a growth of 6.3% compared to the balance presented at the end of fiscal year 2021.

Loans and advances to customers
On December 31, 2022, the balance of total Loan Operations totaled R$22,698.3 million, a positive variation of 31.8% in relation to December 31, 2021. The Mortgage loan portfolio totaled R$6,251.8 million, which represented a growth of 22.1% compared to December 31, 2021, when it totaled R$5,121.4 million. The Personal Loan portfolio, which totaled R$5,463.8 million on December 31, 2022, showed a growth of 52.7% in comparison to December 31, 2021. The Corporate Loan portfolio, without real estate collateral, grew 12.4% in relation to December 31, 2021, totaling R$ 3,392.5 million. On December 31, 2022, the credit card portfolio had a growth of 43.2%, totaling R$ 6,870.6 million. On December 31, 2022 the rural credit portfolio grew 2.8%, totaling R$ 750.9 million. The chart below shows the positions as of December 31, 2022, and December 31, 2021:

Cartão de Crédito
(R$ milhões)
6.870,6
4.798,3
2022
2021

Crédito Imobiliário
(R$ milhões)
6.251,80
5.121,4
2022
2021

Crédito Pessoal
(R$ milhões)
5.463,8
3.579,3
2022
2021

Crédito Empresas
(R$ milhões)
3.392,5
3.017,2
2022
2021

Crédito Rural
(R$ milhões)
719,7
700,2
2022
2021

Liabilities with financial institutions and with clients, and securities issued
On December 31, 2022, the balance of Liabilities with Customers totaled R$23,642.8 thousand, a balance 29.0% higher than the amount of R$18,333.5 thousand recorded on December 31, 2021. This evolution is explained, mainly, by exceeding the mark of 24.7 million clients on December 31, 2022, as a consequence of the significant increase in the balances of demand deposits, savings deposits, and CDBs, compared to December 31, 2021.
Time deposits (CDB), Savings and Bonds Issued (Real Estate Credit Notes (LCI), Financial Notes (LF), and Real Estate Guaranteed Notes (LIG)) represented, on December 31, 2022, 52.8% of total funding (46.6% on December 31, 2021), totaling R$19,929.1 thousand, an increase of 57.0% in relation to December 31, 2021.

The increase in the deposit portfolio can be attributed to the growth of the digital account customer base, with an increase in the balance of demand deposits, generating a highly stable, pulverized, and zero-cost funding. The chart below shows the balance as of December 31, 2022:

Breakdown Captação 2022
0,7%
3,5%
13,8%
5,0%
1,9%
0,1%
0,2%
27,9%
15,3%
0,9%
30,6%
Obrigações com redes de cartão de crédito
Obrigações por operações compromissadas
Depósitos interfinanceiros
Outros
Letras financeiras
Letras de crédito imobiliário
Letras de crédito Agronegócio
Depósitos a vista
Depósitos a prazo
Depósitos poupança
Credores por recursos a liberar

Economic and Financial Highlights
In the fiscal year ending December 31, 2022, the loss was R$14.1 million, representing an increase of R$41 million when compared to the fiscal year ending December 31, 2021. The Return on Average Equity (ROAE), which refers to the annualized net loss divided by the average equity for the period, was -0.2% in December 31, 2022, which represented an increase of 0.7 p.p. in relation to the ROAE ascertained in December 31, 2021. The increase in net income for the year and ROAE were mainly due to the increase in credit and service revenues.
Net revenues reached R$ 3,562.8 million, registering an increase of R$ 1,340.9 million in relation to the fiscal year ending December 31, 2021. The administrative and personnel expenses incurred in the fiscal year ending December 31, 2022, totaled R$ 2,228.1 million, an increase of R$ 620 million compared to the fiscal year ending December 31, 2021, explained mainly by the volume of transactions, expansion of services and products offered, and growth of the customer base.
Operational Highlights
Customers
On December 31, 2022, Inter reached 24.7 million customers, a number 51% higher than on December 31, 2021. There was also growth in the number of active customers, which reached approximately 12.6 million in the year ended December 31, 2022, representing an evolution of 43% compared to the same period last year. We believe that this constant evolution of the activity index is due to our capacity to offer a complete platform, with an integrated and fluid Customer Experience (UX).

Equity Highlights
Cash and cash equivalents
On December 31, 2022, the balance of cash and cash equivalents totaled R$1,331.6 million, which is 166.1 % greater when compared to the balance of R$500.4 million on December 31, 2021. The cash and cash equivalents item is composed of: (1) Cash in local currency, predominantly made up of free reserves at the Central Bank, which are collected for purposes of complying with compulsory payments on demand and microfinance resources, (2) cash in foreign currency and (3) investments in the open market (repo operations) and in short-term, highly liquid interfinancial deposits, with insignificant risk of significant variation and with a maturity of 90 days or less.
Marketable securities
On December 31, 2022, the balance of securities totaled R$ 12,448.6 million, a reduction of 2.4% when compared to the balance on December 31, 2021. The portfolio's reduction was due, mainly, to the decrease in the position of Financial Treasury Notes.
Indicators
Comments on the Company's main indicators are presented below:
Basel Index
Financial institutions operating in Brazil are subject to a capital standards and measurement methodology based on an asset-risk weighted ratio. The parameters of this methodology are similar to the international parameters for measuring minimum approved capital, as adopted by the Basel Accord. The Central Bank of Brazil, through CMN Resolution No. 4,955, of October 21, 2021, as amended by CVM Resolution No. 4,278, of October 31, 2013, instituted the calculation of Reference Equity on a consolidated basis on the financial conglomerate, and through Resolution No. 4,958, of October 21, 2021, instituted the calculation of the minimum Reference Equity required for risk-weighted assets (RWA).
The table below shows the Company's Reference Equity, as well as the calculation of the Basel Index, for the periods indicated:

BASEL INDEX	As of December 31,		Variation between December 31,
	2022	2021	2022 vs 2021
Reference Equity (R$ thousand)	5,913,329	7,955,238	-26%
Basel Index	24.1%	44.3%	-20 p.p.
The Reference Equity (or regulatory capital) is the amount of available capital taken into consideration for the purposes of determining the operating limits of Brazilian financial institutions, and is composed of two levels. Tier I capital is represented by the composition of shareholders' equity plus the balance of certain reserves, income, and hybrid capital and debt instruments authorized by the Central Bank. Tier II capital is composed of revaluation reserves, contingency reserves, special profit reserves related to mandatory dividends not yet distributed, preferred shares with cumulative dividends, certain subordinated and hybrid debt instruments, and unrealized profits related to adjustments in the market value of securities available for sale.
According to the Basel III directives, the Reference Equity (PR) continues to be constituted by the sum of Tier I and Tier II, with Tier I consisting of the Core Capital (less Prudential Adjustments) and Complementary Capital. However, in order to improve the quality of the capital of financial institutions, Basel III restricts, for the purposes of the composition of the Prudential Capital, the acceptance of financial instruments that do not demonstrate effective capacity to absorb losses and requires the reduction of assets that, in certain situations, could compromise the capital value of the financial institution due to the low liquidity of the instruments, dependence on future earnings for realization, or difficulty in measuring value.

Indicators of Loans and advances to customers
In accordance with the IFRS Financial Statements, the percentage of impairment allowances in relation to the total loan portfolio was 6% at December 31, 2022, compared to 4% on December 31, 2021. Throughout 2022, the Bank increased its loan portfolio to R$22,698.3 thousand, which reflected in the increase of R$ 637.5 thousand in the balance of the provision set up, when compared to the amounts indicated at December 31, 2021.
b.    capital structure

	As of December 31,
(R$ thousands, except percentages)	2022	% Total Liabilities	2021	% Total Liabilities
Total Liabilities and Net Equity (a)	46,343,100	100%	36,626,337	100%
Equity Capital(1) (b)	7,089,104	15.3%	8,449,784	23.1%
Third Party Capital(2) (a) - (b)	39,253,996	84.7%	28,176,553	76.9%
(1)    Equity capital corresponds to Net Equity.
(2)    Third party capital is composed of Liabilities and non-controlling shareholder interests
The information for December 31, 2022, has been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).
Inter believes that the current capital structure is adequate for its business plan. The Basel Index was 24.1% at December 31, 2022 (44.3% at December 31, 2021), a level considered comfortable in view of the minimum capital rules required by the Central Bank of Brazil, considering this to be 8% as of 2019. The representativity of third-party capital in the financing of operations is considered normal for Management, an institution whose main activity is financial brokerage.
c.    ability to pay in relation to financial commitments assumed
The Company's asset and liability management policy aims to ensure that its capital position is in accordance with applicable regulatory standards and guidelines. In particular, the policy aims to avoid significant mismatches between assets and liabilities, optimize the risk/return ratio, and ensure that the availability of liquidity is sufficient to honor deposit withdrawals, make payments on other liabilities when due, extend loans or other forms of credit to customers, and meet its own working capital needs.
The Treasury is responsible for the diversification of funding sources, cash management, control of maturities, interest rates and currencies, and follows the policies defined by the Financial Committee (composed of the Executive Committee, the Director responsible for the Risk area, the Director responsible for the Planning area, and the Director responsible for the Asset and Liability Management area), which meets monthly to deliberate on these policies and evaluate their implementation. In Treasury, the asset and liability management area aims to maintain an appropriate balance of maturity distributions and diversification of sources of financial resources. Based on funding levels and the ability to obtain access to financial resources, the Company's overall liquidity is sufficient to meet current obligations to customers and debt holders of the Company and/or its subsidiaries, as well as to support possible future changes in asset and liability levels and working capital requirements.
Management seeks to maintain a liquidity position that allows it to meet its present and future financial obligations and to take advantage of commercial opportunities as they arise. The liquid assets consist mainly of interbank investments and marketable securities. Inter seeks to ensure continued access to diversified sources of cost-effective financing.
Management believes that as of the date of this Reference Form the current capital structure coupled with the strategy applied in the management of its Treasury provided the Company with full payment capacity to meet its financial commitments.

d.    sources of funding for working capital and investments in non-current assets used
The Company's working capital and current and non-current assets are financed through its own capital, as described in item 2.1.b, and through funding from third parties, shown under Liabilities to Financial Institutions, Liabilities to Customers, and Securities issued, also described in item 2.1.f and in the financial statements, which can be segregated into:
Liabilities with financial institutions and Liabilities with customers: Inter finances part of its operations through the following forms of deposits:
•Demand deposits:A banking product that constitutes one of the Group's funding sources, through which clients provide Inter with funds that will be available for movement and withdrawal at any time;
•Interbank deposits:Term deposits, without the issue of a certificate, used by financial institutions and other institutions authorized by the Central Bank to transfer surplus funds among themselves, as a way to raise funds or invest surplus funds;
•Time deposits:A banking product that constitutes one of the Group's financing sources, whereby clients provide Inter with funds that will be available for withdrawal, together with the payment of a fee, after a certain period of time, as previously agreed;
•Term Deposits with Special Guarantees (DPGE): Term deposits, without issuance of certificate, raised by financial institutions and guaranteed by the Credit Guarantee Fund (FGC), the remuneration of which can be pre or post-fixed.
•Savings: highly popular and affordable investment option for customers. Besides being guaranteed by the government, savings accounts have their operating rules defined by the Central Bank. The remuneration is regulated by law and corresponds to up to 0.5% interest per month, depending on the variation of the SELIC Rate, calculated on the deposited amounts, plus the variation of the TR - Referential Rate. Amounts held in an account for less than one month are not remunerated.
•Bank Certificates of Deposit:The bank certificate of deposit is a promise to pay the deposit amount on demand, plus the agreed-upon inflation value and interest, issued exclusively by banks and with a term longer than eighteen (18) months, under the terms of Law No. 4,728, of July 14, 1965, as amended. Once Inter issues a bank certificate of deposit, the claim against Inter for the principal and interest may not be subject to attachment, garnishment, sequestration, search, or seizure, or any other impediment that prevents the payment of the amount deposited and its interest, but the certificate of deposit may be pledged for the obligation of its holder.
Securities issued:
Real Estate Letters of Credit: Fixed income securities backed by home loans guaranteed by fiduciary sale or mortgage of real estate, issued in accordance with Law No. 10,931, of August 2, 2004, as amended. It gives the holder a credit right against the issuing institution for the nominal value, interest, and, if applicable, adjustment for inflation stipulated therein. The LCI may have an additional fiduciary guarantee from a financial institution and may be guaranteed by one or more real estate loans, but the sum of the principal of the LCIs issued cannot exceed the total value of the real estate loans held by the issuing institution. The LCI cannot have a maturity term longer than the maturity of any of the real estate loans that serve as its backing.
Agribusiness Letters of Credit: Registered credit securities, freely traded, representing a promise of payment in cash and constituting an extrajudicially enforceable instrument, issued exclusively by public or private financial institutions, backed by agribusiness credit rights, issued under the terms of Law No. 11,076, of December 30, 2004, as amended. The value of the LCA cannot exceed the total value of the agribusiness credit rights linked to it. The LCA grants a pledge right over the credit rights attached to it, independently of an agreement, without prejudice to other guarantees that may be established.

Financial Letters: registered credit securities, transferable and freely traded, exclusively issued by financial institutions and other institutions authorized to operate by the Central Bank, with maturity not less than one (1) year, in the terms of Law No. 12,249, of June 11, 2010, as amended. The Financial Letter shall be issued exclusively in book-entry form, by means of registration in a registration and financial settlement of assets system authorized by the Central Bank. The Financial Letter is an extrajudicially enforceable instrument, which can be executed regardless of protest, and can, depending on the remuneration criteria, generate a redemption value lower than its issue value. Financial Letters can be issued with a subordination clause to unsecured creditors, preferring only shareholders in the remaining assets, if any, in the event of liquidation or bankruptcy of the issuing institution and, in this case, can be used for the purposes of making up the reference equity of the issuing institution, under the conditions specified by the CMN.
Obligations for Loans and Onlendings: These refer to onlending operations for financing real estate loans obtained from Caixa Econômica Federal.
Secured Real Estate Note: Fixed-income securities issued by banks, savings banks, credit, financing or investment companies, mortgage companies, and savings and loan associations, created by Law No. 13,907, in January of 2015, with the aim of fostering the real estate market in Brazil, based on the model recognized abroad of covered bonds. They are transferable and freely traded securities, guaranteed by a portfolio of assets submitted to the trustee, who has the duty to look after the investors' interests, monitoring the conditions of the security and of the portfolio of assets. The LIG is the only bank funding security that is not automatically accelerated in the event of insolvency of the issuing institution. If this happens, the asset portfolio will supply the payments due to investors and the trustee will take over the management of the security and the portfolio.
Inter has access to diversified sources of local and external funding from different categories of investors (individuals, companies, pension funds, investment funds, banks, etc.). The decision to use one or another source of financing takes into account customer demand and the characteristics of the lines (rates, terms, indexers, etc.). Historically, Inter has diversified its funding sources, which has been adequate for liquidity control, as it provides the possibility of maintaining a high cash balance, as explained above, which has proven efficient in periods of liquidity crisis. Inter has maintained liquidity indexes significantly above the limits established as minimums, and has as one of the main points of its funding policy the lengthening of terms, in addition to its efforts to maintain the relative level of costs currently found.
Management believes that its current funding policy and treasury management for cash and working capital management purposes are in line with regulatory requirements and have made it capable of meeting all its obligations.
Below is a breakdown of funding sources as of December 31, 2022. The figures below refer to Financial Information prepared in accordance with IFRS.
Liabilities with financial institutions
The following figures refer to the annual financial statements prepared in accordance with IFRS.

	December 31 of
(in thousands of Brazilian Reais)	2022	2021
Obligations with credit card networks	5,228,314	3,876,964
Repurchase agreement obligations	1,902,873	973,533
Interbank deposits	732,528	139,477
Interdependency relationships	43,182	351,490
Total liabilities with financial institutions	7,906,897	5,341,464

Liabilities with customers
The following figures refer to the annual financial statements prepared in accordance with IFRS.

	December 31 of
(in thousands of Brazilian Reais)	2022	2021
Demand deposits	11,566,826	9,932,809
Term deposits	10,517,060	6,922,061
Savings deposits	1,307,055	1,230,039
Creditors by funds to be released	251,863	248,634
Total liabilities with customers	23,642,804	18,333,543
Securities issued
The following figures refer to the annual financial statements prepared in accordance with IFRS.

	December 31 of
(in thousands of Brazilian Reais)	2022	2021
Financial notes	67,014	25,154
Real estate credit notes	5,794,144	3,546,939
Agribusiness letters of credit	341,007	—
Total securities issued	6,202,165	3,572,093
e.    sources of funding for working capital and investments in non-current assets that it intends to use to cover liquidity shortfalls
Additional Sources of Funding
Inter has a liquidity policy in compliance with the Central Bank regulations that determines the minimum cash volume, as well as contingency criteria in case of financial crises in the market. The liquidity position is managed by carrying out overnight operations with other financial institutions, backed by federal government bonds and with resale commitments, as well as operations to buy federal government bonds that have immediate liquidity in the market.
Inter periodically assesses its liquidity and minimum capital needs, in line with its funding and treasury management policy, not only to meet regulatory requirements but to ensure efficient management of its resources. Facing a need, Inter will be able to draw on resources from various local and external sources, from different categories of investors (individuals, companies, pension funds, investment funds, banks, etc.). The decision to use one or another source of financing takes into account customer demand and the characteristics of the lines (rates, terms, indexers, etc.).
Management believes that Inter will be able to fund its working capital needs as they arise.
f.    levels of indebtedness and the characteristics of such debts, describing further:
i.    material loan and financing agreements
Inter is not a party as a borrower in significant loan and financing agreements. As of December 31, 2022, Inter did not have time deposits with special guarantees provided by the Credit Guarantee Fund (FGC). The reduction in the balance of such guaranteed deposits was mainly due to the change in the strategy adopted by Inter, opting to raise funds through its dispersed and less expensive customer base.
ii.    other long-term relationships with financial institutions
There are no long-term relationships with other financial institutions that are considered significant to Inter and its controlled companies.

iii.    degree of subordination between debts
There is no degree of contractual subordination between the Company's debts. However, the Secured Real Estate Notes (LIG) issued by Inter on December 18, 2018, had no balance as of December 31, 2021 (balance of R$12.7 million as of December 31, 2019), were backed by real estate credit transactions, which constitute separate equity that, under the terms of the regulations in force does not account for the Company's other debts.
In the event of a universal competition of creditors, the order of preference shall be established pursuant to Law No. 6,024, of March 13, 1974, with the secondary application of Law No. 11,101, of February 9, 2005. By virtue of the provisions of article 34 of Law No. 6,024/75, it is possible to apply bankruptcy legislation secondarily to the extrajudicial liquidation procedure of financial institutions, with the proviso that Law No. 11,101/2005 will only apply to the extent applicable and that it does not conflict with the precepts of Law No. 6,024/74.
In light of the above, payment to creditors follows the order: (i) credits arising from labor legislation, (ii) tax debts - with the exception of tax fines, (iii) unsecured debts, (iv) contractual penalties, and (v) monetary penalties for breach of criminal or administrative law - including tax fines and subordinated debts.
iv.    Any restrictions imposed on the issuer, in particular, in relation to limits on indebtedness and the taking out of new debts, the distribution of dividends, the sale of assets, the issuance of new securities, and the sale of corporate control.
Inter is not a party as a borrower in material loans and financing agreements and therefore is not subject to limits on indebtedness and contracting new debt, the distribution of dividends, the disposal of assets, the issuance of new securities, and the disposal of corporate control imposed by its own indebtedness.
Financial institutions are subject to the operating limits established by the CMN and the Central Bank for their operations, as per the provisions of the regulations in force, especially Law No. 4,595/1964, which established the SFN, and Central Bank Resolution No. 4,019/2011, which provides for preventive prudential measures to ensure the soundness, stability, and regular operation of the SFN.
Among the limits established, the following stand out: (i) Reference Equity compatible with the risks of its activity; (ii) fixed assets, which limits the total funds invested in fixed assets to 50.00% of the Reference Equity value; (iii) exposure per client, which establishes a maximum limit of 25.00% of the Reference Equity value of exposure per customer; and (iv) minimum limits of realized capital and net equity for operation.
The norms also forbid financial institutions from performing certain operations, with highlighting on: the acquisition of real estate not earmarked for their own use, in addition to establishing limits applicable to loan transactions carried out with related parties.
In response to the COVID-19 pandemic, the National Monetary Board, primarily through CMN Resolution No. 4,820, of May 29, 2020, restricted, for the fiscal year 2020, the payment of dividend distributions to shareholders of financial institutions throughout Brazil, limiting such distributions to the minimum mandatory dividend established in article 202 of Law No. 6,404, of December 15, 1976, as amended, which includes the distribution of profits in the form of interest on equity. For more information, please see Section 7.5 of this Reference Form.
g.    limits on financing contracted and percentage already used
Inter is not a party as a borrower in material loan and financing contracts and therefore does not have any limits for use.
The use of the funding contracted by Inter in new loan transactions is conditioned on the maintenance of its Basel Index above the regulatory minimum of 8.0% (the Basel Index as of December 31, 2022, was 24.1% and 44.3% as of December 31, 2021). In addition, there are restrictions on the concentration of risk, so that on December 31, 2021, the limit for using the financing obtained in a credit operation for any person or group of persons acting alone or in common interest was R$1,478.3 million (25% of the Reference Equity of R$5,913.3 million), compared to R$1,988.2 million (25% of the Reference Equity of R$7,955.2 million) on December 31, 2021.

The Bank periodically issued DPGE - Term Deposits with Special Guarantee, in two different levels (DPGE I - with no guarantee by the Credit Guarantee Fund - and DPGE II - with guarantee by the Credit Guarantee Fund) which is subject to a regulatory limit. As of December 31, 2022, Inter did not have special guaranteed time deposits (DPGE) provided by the Credit Guarantee Fund (FGC), due to a change in business strategy.
h.    significant changes in income statement and cash flow items
The material changes in the main items of the consolidated income statement and statement of cash flows as of December 31, 2022, are discussed below.
We emphasize that the information relating to the audited consolidated financial statements for the fiscal year ended December 31, 2022, has been prepared in accordance with IFRS.
INCOME STATEMENT FOR THE FISCAL YEAR
INCOME STATEMENTS FOR THE FISCAL YEARS ENDING ON DECEMBER 31, 2022 AND 2021.

Income Statements - Consolidated (R$ thousand)	Fiscal Year Ended December 31, 2022	% Total	Fiscal Year Ended December 31, 2021	% Total	Variation 2022 vs 2021

Interest income	2,802,658	337.7%	1,435,428	160.9%	95.2%
Interest expenses	(1,972,850)	(237.7)%	(543,242)	(60.9)%	263.2%
Net interest income	829,808	100.0%	892,186	100.0%	(7.0)%

Revenue from services and commissions	968,039	116.7%	542,569	60.8%	78.4%
Expenses for services and commissions	(129,233)	(15.6)%	(100,297)	(11.2)%	28.9%
Net income from services and commissions	838,806	101.1%	442,272	49.6%	89.7%

Income from equities and securities	1,471,737	177.4%	745,613	83.6%	97.4%
Results from derivative financial instruments	33,884	4.1%	(48,330)	(5.4)%	(170.1)%
Other revenue	388,462	46.8%	190,082	21.3%	104.4%
Revenue	3,562,697	429.3%	2,221,823	249.0%	60.4%

Results from losses due to decrease in amount recoverable of financial assets	(1,083,237)	(130.5)%	(595,581)	(66.8)%	81.9%
Personnel expenses	(733,605)	(88.4)%	(443,328)	(49.7)%	65.5%
Depreciation and amortization	(163,972)	(19.8)%	(94,251)	(10.6)%	74.0%
Other administrative revenue (expenses)	(1,743,072)	(210.1)%	(1,310,961)	(146.9)%	33.0%
Total Other Expenses	(161,189)	(19.4)%	(222,298)	(24.9)%	(27.5)%

Revenue from Equity Interest	(17,384)	(2.1)%	(8,764)	(1.0)%	98.4%
Result before taxes	(178,573)	(21.5)%	(231,062)	(25.9)%	(22.7)%

Current income tax and social contribution	(106,625)	(12.8)%	(52,441)	(5.9)%	103.3%
Deferred income tax and social contribution	271,119	32.7%	228,434	25.6%	18.7%
Income tax and social contribution benefit	164,494	19.8%	175,993	19.7%	(6.5)%

Net profit for the fiscal year	(14,079)	(1.7)%	(55,068)	(6.2)%	(74.4)%

Profit attributable to:
Controlling shareholders	(11,090)		(72,663)
Non-controlling shareholders	(2,989)		17,597

Net income from Interest
The net interest income for the fiscal year ending December 31, 2022, reached R$829.8 million, representing a reduction of 7.0% compared to the fiscal year ending December 31, 2021, which totaled R$892.1 million.
This reduction was mainly due to the following factors:
Interest revenue: interest revenue increased 95.3% in the fiscal year ended December 31, 2022, with the main changes resulting from interest revenue from loans and advances to customers and interest revenue from interbank investments, explained below:
iInterest income from loans and advances to customers: There was an increase in the loans and advances to customers portfolio by 29.3% as of December 31, 2022, disregarding the effects of allowances for loss, when compared to the same date in 2021. In this same comparison period, interest income from loans and advances to customers increased 81.3%. This increase is directly linked to the credit card and personal credit portfolios, which grew 43.2% and 52.7%, respectively, on December 31, 2022, compared to the balance on December 31, 2021, in addition to the increase in the basic interest rate (SELIC), going from an average of 12.63% per year in 2022 to an average of 4.81 per year in 2021.
iiResult of interbank investments: the result of interbank investments had an increase of 209.4% compared to the results obtained in the fiscal year ended December 31, 2021. This increase is mainly due to the higher volume of investments in National Treasury Bonds made during the year 2022.
iiiInterest expenses: expenses arising from the compensation paid with market funding operations, represented by funds obtained in the local market through Liabilities with financial institutions (Term Deposits and Interbank Deposits), Liabilities with customers (Term Deposits) and Securities issued (Financial Letters (LFs) and Home Loan Letters (LCIs), in addition to results from Financial Leasing. Interest expenses increased by 263.2%, ending 2022 at R$1,972.9 million, compared to R$543.2 million in the fiscal year ending December 31, 2021, mainly due to the increase in time deposits, which in turn was driven by the growth in our customer base compared to the prior period, as well as the increase in interest paid to customers, which was triggered by the growth in the basic interest rate (SELIC), from an average of 12.63% per year in 2022 compared to an average of 4.81% per year in 2021.
Net income from services and commissions
Net income from services and commissions increased by 89.7%, and for the fiscal year ending December 31, 2022, was R$838.8 million, compared to R$442.3 million for the fiscal year ending December 31, 2021. This increase occurred mainly due to the following factors:
i.Revenue from services and commissions: With the growth in the Group's volume of operations, service and commission revenues showed a growth of 77.5% in 2022 compared to 2021, mainly due to the increase in card exchange fees (revenue received for the use of our credit and debit cards by our customers), the increase of which was driven by the 42.6% growth in the number of active customers as of December 31, 2022, compared to December 31, 2021.
iii.Expenses for services and commissions: This Group is represented by commission and brokerage expenses, which increased by 28.8% to R$129.2 million for the year ended December 31, 2022, compared to R$103.3 million for the fiscal year ended December 31, 2021. The increase in these expenses is mainly due to ATM maintenance fees (24-hour self-service network), which also include commissions payable for services used by our customers.
Income from equities and securities
Revenue from equities and securities increased 97.4% to R$1,471.7 million for the fiscal year ended December 31, 2022, compared to R$745.6 million for the fiscal year ended December 31, 2021. This impact is the result of the significant increase in the Group's investments in National Treasury Bonds, which were affected by the rise in the basic interest rate and inflation.
Results from derivative financial instruments
In the fiscal year ending December 31, 2022, the Company calculated a positive result from derivative financial instruments in the amount of R$33.9 million, compared to the negative result of R$48.3 million obtained in the fiscal year ending December 31, 2021. These results are derived from the increase in dollar transactions offered in the Global Account.

Other revenues
The account balance increased by 104.4% to R$388.5 million in the fiscal year ending December 31, 2022, compared to R$190.1 million in the fiscal year ending December 31, 2021. The increase in other revenues was mainly driven by the R$47.5 million increase in performance revenue, which consists substantially of the result of the commercial agreement with Mastercard, B3, Liberty, and Sompo that offers performance bonuses as established targets are met, and, the R$75.1 million increase in foreign exchange revenues, resulting from the growth in foreign exchange operations in connection with an increase in dollar transactions, mainly, of the Global Account and also the focus on Cross Border services.
Results from losses due to decrease in amount recoverable of financial assets
The result of impairment losses of financial assets is presented net of reversals and recovery of written-off credits. There was an increase of 81.9%, from an expense of R$595.6 million in the fiscal year ending December 31, 2021, to an expense of R$1,083.2 million in the fiscal year ending December 31, 2022. This increase can be attributed to two main factors: first, the expansion of the credit portfolio by 31.8%, with an outstanding 45.2% growth in the credit card portfolio, an unsecured portfolio with the highest credit losses excepted; and second, the increase in defaults in the Brazilian financial market in response to consecutive increases in interest rates, driven by the challenging domestic and global macroeconomic environment. As a result of these trends, we anticipated higher losses on financial assets, requiring a more rigorous approach to credit risk management and a more cautious stance on new lending.
Personnel expenses
Personnel expenses consist essentially of expenses with fixed and variable compensation of employees. Personnel expenses increased 65.5% in the fiscal year ending December 31, 2022, reaching R$733.6 million, compared to R$443.3 million in the fiscal year ending December 31, 2021, resulting mainly from the increase in benefits related to share-based payments, totaling R$94.9 million in 2022 compared to R$3.1 million in 2021, due to the acquisition of Inter&Co Payments, Inc. by Banco Inter, since during the negotiation it was established that part of the payment to the main executives of said company would be made in cash.
Other administrative revenues (expenses)
Other administrative revenues (expenses) consist of data processing, advertising, and publicity, specialized technical services, taxes, among other expenses. The expenses showed an increase of 33.0%, reaching R$1,743.1 million in the fiscal year ending December 31, 2022, compared to R$1,310.9 million in the fiscal year ending December 31, 2021, mainly due to the increase in expenses with card brand processing, increase of tax expenses, bank fees resulting from the increase of operations in the Global Account and outsourced services such as consulting, auditing, lawyers, and fraud prevention, all driven by the high growth of the customer base, services, and expansion to the international market.
Result before taxes
Due to the factors described above, the pre-tax result was negative R$178.6 million for the fiscal year ending December 31, 2022, compared to negative R$215.8 million for the fiscal year ending December 31, 2021.
Income tax and social contribution
The current and deferred income tax and social contribution amounted to R$164.5 million in the fiscal year ending December 31, 2022, and R$228.4 million in the fiscal year ending December 31, 2021. The significant variation comes from the lower amount of temporary differences arising from impairment provisions due to the increase in the values of loans and advances to customers realized in 2022.
Net income
Due to the factors described above, Inter's net result presented a variation of 74.4%, corresponding to a negative balance of R$14.1 million in the fiscal year ending December 31, 2022 compared to negative R$55.1 million in the fiscal year ending December 31, 2021.

CASH FLOWS
STATEMENT OF CASH FLOWS
COMPARATIVE CASH FLOW ANALYSIS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020.
The following are the explanations to the main variations that have occurred and explanations of the Company's cash flows.

	Fiscal Year Ended December 31,
(in R$ thousands)	2022	2021
Net cash generated by operating activities	2,240,239	91,644
Net cash generated by investment activities	(187,649)	(7,175,779)
Net cash used in financing activities	(1,221,171)	5,429,924
Operating activities
Operating activities reached R$2,240,239 thousand as of December 31, 2022, which represented an increase of 2,344.5% compared to the R$91,644 thousand recorded on December 31, 2021. This variation was mainly due to an 82% increase in impairment losses on financial assets compared to the prior year. This increase can be attributed to two main factors: first, the expansion of our credit portfolio by 31.8%, with an outstanding 45.2% growth in the credit card portfolio, an unsecured portfolio with higher credit losses excepted; and second, increase in default in the Brazilian financial market in response to consecutive increases in interest rates, driven by the challenging domestic and global macroeconomic environment.
Investment activities
Investment activities were negative R$ 187,649 million at December 31, 2022, which represented a reduction of 97.4% in relation to the negative R$ 7,175,779 thousand recorded at December 31, 2021. This variation was due to financial assets measured at fair value. The reduction of R$5,037.8 million compared to December 31, 2021, is related to acquisitions and sales of financial assets valued at fair value.
Financing activities
Financing activities reached negative R$ 1,221.2 million on December 31, 2022, which represented a reduction of 122.5% in relation to the R$ 5,429.9 million recorded on December 31, 2021. This variation was due, mainly, to minority shareholding funds, including a capital increase. The reduction of R$5,478.9 million compared to December 31, 2022, is due to the recognition of minority interests on May 7, 2021, that were accounted for in 2021 and were not recognized in 2022.

2.2. Operating and financial results
a.     net income of the issuer's operations, especially:
i.    description of any important components of revenue
The Company's gross results of operations comes mainly from its operations, through the products of real estate credit, corporate credit, and payroll credit.
Consolidated Revenue

	Fiscal year ended December 31,
(R$ thousand, except percentages)*	2022	% of the Total	2021	% of the Total
Interest income(1)	2,802,658	49.5%	1,435,428	50.1%
Income from services and commissions(2)	968,039	17.1%	542,569	18.9%
Income from equities and securities(3)	1,471,737	26.0%	745,613	26.0%
Net income from derivative financial instruments(3)	33,884	0.6%	(48,330)	-1.7%
Other revenue	388,462	6.9%	190,082	6.6
Total Income	5,664,780	100.0%	2,865,362	100.0%

(1)     Income from loans and financing granted by the Company and financial investments made in other financial institutions.
(2)     Fee and commission income, which includes commissions, investment fund management fees, and others.
(3)     Income from hedge operations through interest rate and index swaps, aimed at covering exposures in asset and liability operations related to the credit and funding portfolio.
*     The amounts presented for the fiscal years ending December 31, 2022, and 2021, are in accordance with IFRS.
Income per Segment
The table below shows the incomes of our reportable segments for the years ending December 31, 2022, 2021, and 2020:

	Fiscal year ended December 31,
	2022		2021
Revenue	(in millions of R$, except percentages)
Banking & Spending (1)	3,163.8	88.8%	2,066.3	93.0%
Investments (1)	125.2	3.5%	95.9	4.3%
Insurance Brokerage(1)	130.6	3.7%	57.2	2.6%
Inter Shop & Commerce Plus	367.4	10.3%	183.8	8.3%
Total reportable segments	3,786.9	106.3%	2,403.1	108.2%
Other	108.6	3.0%	68.5	3.1%
Deletions and adjustments(2)	(396.5)	(9.3)%	(249.8)	(11.2)%
Total	3,562.7	100.0%	2,221.8	100.0%

(1)The table shows the net revenue (comprised of the revenue line item) by reportable segment before eliminations of transactions between companies of the group in accordance with IFRS accounting practices.
(2)Deletions due to differences in accounting policies applied in the financial information reported by operating segments, which are based on accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil and IFRS.
In general, regardless of the accounting practices in question, the variations in the Company's revenue are intrinsically related to the variation in interest rates and the variation in the demand for credit.
The Company's results of operations come mainly from operations in the home loan, corporate credit, and payroll credit products.

ii.    factors that materially affected results of operations
The officers believe that the main factors impacting on the Bank's results of operations are:
Brazilian Macroeconomic Environment
As a company that operates primarily in Brazil, our results of operations, cash flow, and financial condition are affected by general economic conditions in Brazil, particularly Brazil's economic growth. The table below presents selected economic indicators for the periods indicated:

	Fiscal year ended December 31,
	2022	2021
GDP growth (reduction)	2.9%	4.6%
Inflation(IGP-M)(1)	5.5%	17.8%
Inflation(IPCA)(2)	5.8%	10.1%
Interbank Rate- CDI(3)	12.4%	4.4%
TJLP(4)	7.2%	4.8%
Exchange rate at the end of the period per US$1.00	R$5.22	R$5,581.00
Average exchange rate per US$1.00	R$5.17	R$5,396.00

Sources: IBGE, Central Bank, CETIP, and FGV.
(1)    the IGP-M is the general market price index calculated by the FGV (accumulated in each period).
(2)     The IPCA is a consumer price index calculated by the IBGE (accumulated in each period).
(3)     The CDI or DI rate refers to the average rates of overnight interbank loans in Brazil, annualized from the last day of the corresponding period (using the year-to-date rate).
(4)    the Long-Term Interest Rate (TJLP) is the rate applicable to long-term loans from the National Bank for Economic and Social Development (BNDES). The TJLP contains an inflation factor and is determined quarterly.
The performance of the Brazilian GDP and unemployment in Brazil have a direct impact on the purchasing power of the Brazilian population and on the labor market, which in turn influence the demand for our services. While Brazil's GDP increased 4.6% in 2021, it fell 4.1% in 2020, and increased 1.1% in 2019. The modest increase in Brazil's GDP in 2019 has suggested the beginning of an economic recovery in the country. However, in 2020, due to factors such as unstable oil prices and the onset of the COVID-19 pandemic and restrictions related to economic activity, there was a contraction of the Brazilian economy, as occurred in many countries around the world. In 2021, Brazilian GDP grew by 4.6%, mainly reflecting the comparative effect of the pandemic-related decline in COVID-19 in the previous year. By 2022, Brazil's GDP grew by 2.9% in part as a result of the relaxation of COVID-19 restrictions and continued tax incentives provided by the Brazilian government, sustaining GDP growth.
Inflation, interest rates, and availability of credit
A significant portion of our revenue, expenses, assets, and liabilities are directly affected by interest rates, and our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations, and government monetary policies.
• The inflation rates in Brazil measured by the IPCA were 5.8%, 10.1%, and 4.5% and the inflation rates in Brazil measured by the IGP-M index were 5.5%, 17.8%, and 23.1% for the years ended December 31, 2022, 2021, and 2020, respectively.
• The Brazilian Interbank Rate - CDI was 12.3%, 4.4%, and 2.8% on December 31, 2022, 2021, and 2020, respectively.
Our business is affected by inflation. Higher levels of inflation tend to negatively impact our loan portfolio and restrict the availability of credit and consumer demand for credit. Inflation also negatively affects our personnel expenses and other administrative expenses that are directly or indirectly tied to inflation indices. On the other hand, lower levels of inflation may adversely affect our financial results, since we have a considerable position in inflation-linked securities. This impact is aggravated in an environment where the Central Bank postpones the loosening of monetary policy, which would compress our real rate spreads, since the short-term real rate would be higher than implied by the yield curve.

We are also affected by changes in the prevailing interest rates. Increases in interest rates tend to adversely affect us by making our credit and investment products more expensive for consumers, thus reducing consumer demand for such products. Increases in interest rates also tend to increase our funding costs. The profitability of our credit operations depends on our ability to raise funds at competitive rates. An increase in market interest rates in Brazil could increase our cost of funding, especially the cost of time deposits, thus reducing the spread earned on our loan portfolio. In addition, rising interest rates increase the risk of default for our customers. A sudden drop in interest rates can affect the gross return on our loan portfolio. Our real estate loans, which represented 25% of our loan portfolio as of December 31, 2022, are primarily comprised of floating rate loans.
In addition, increases in interest rates, inflation indices, and other index coupons can adversely affect the results of investments not indexed to these indices. This type of exposure can adversely affect the performance of our credit portfolios that are not indexed to these indices, thus decreasing the spread that we earn in relation to our pre-fixed credit portfolio.
As a result of the above, we consider exposure to interest rates and inflation rates to be a significant risk. We are subject to the risk of loss or gain from fluctuations in interest rates earned or charged on our loan and borrowing portfolios. To try to control this risk, we analyze our exposure based on the limits established and identified through the use of specific financial models, as well as through capital control requirements. We use market risk management, in part, to support our business areas by establishing processes and implementing tools necessary to assess and control the related risks, allowing us to measure and monitor the risk tolerance levels established by our senior management. For more information about our risk management practices, see note 6 of our Audited Financial Statements.
b.    material changes in revenues attributable to the introduction of new products and services, changes in volumes, and changes in prices, exchange rates, and inflation
Number of customers and our ability to cross-sell
Our growth and profitability depends on our ability to not only expand each of our product ecosystems individually, but also generate and leverage the synergies in the Super App to create more value for our customers and, consequently, increase customer retention and cross-selling. We built our Super App with the goal of making it easier for our customers to access all of our financial and non-financial products and services, most of which are offered only to account holders (our shopping platform is available for non-account holders). One example of our synergistic strategy is how we encourage our customers to build their investment portfolios within our ecosystem and to use our banking solutions as their primary bank. The growth of our account base directly expands the number of people we can reach with our financial and non-financial products through our application.
Currently, we can observe high levels of activation in all our main business verticals. We will reach a total of approximately 12 million active customers as of December 31, 2022, compared to approximately 9 million active customers as of December 31, 2021, an annual growth of 42.6%.
Reservation and Loan Requirements
The Central Bank's requirements for compulsory deposits and credits have a significant impact on the results of financial institutions in Brazil. Increases or decreases in such requirements may impact on our results of operations by limiting or expanding the amounts available for commercial credit transactions. We believe that, considering current regulations, we have sufficient assets to operate without significant reserve constraints and borrowing requirements. As of December 31, 2022, 2021, and 2020, compulsory deposits represented 6.16%, 6.55%, and 8.58% of our total assets, respectively. As of December 31, 2022, our capital adequacy ratio was 24.1%, significantly above the minimum requirements of 10.5%. Historically, we have been able to keep our capital adequacy ratio above the minimum limit by acquiring funds through equity offerings.
International Expansion
Currently, our operations are concentrated in Brazil, but we are in an initial phase of international expansion. As part of this strategy, in January of 2022 we completed the acquisition of 100% of the capital stock of USEND, now Inter&Co Payments, Inc. for money remittances between countries, among other things.

In addition, in 2022, we will form Inter&Co Securities LLC, a company currently approved for association with the Financial Industry Regulatory Authority (FINRA), which will manage brokerage services for Inter's clients investing in the U.S. markets. Inter&Co Securities LLC was registered as a broker-dealer with the Securities and Exchange Commission and will be registered to operate in all states. In addition, as one of our international expansion strategies, we have entered into a partnership with Apex Clearing, which allows our clients to open an account with Apex and access an Apex-provided equity trading platform for U.S. investments in selected stock exchanges (currently Nasdaq and NYSE) within our Super App.
On January 24, 2023, we completed the acquisition of YellowFi Mortgage LLC, a company that owns, manages, and operates a lending and mortgage origination business in the states of Colorado, Florida, and Georgia and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage note investment fund that holds promissory notes from various investors in the United States.
We also expect to make investments to expand our Inter Shop & Commerce Plus platform internationally, both to offer our existing customers a shopping option outside of Brazil and to reach new customers outside of Brazil. We may be unable to identify, complete, integrate, or obtain the benefits of past and future acquisitions (See Section 4 - Risk Factors)."
c.     material impact of inflation, changes in prices of major inputs and products, foreign exchange rates, and interest rates on the issuer's operating and financial income
Foreign exchange rates
The Brazilian foreign exchange system allows the purchase and sale of foreign currency and international transfer of Brazilian Reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.
Since 1999, the Central Bank has allowed the Brazilian Real/US dollar exchange rate to float freely, which has resulted in increased exchange rate volatility. Until the beginning of 2003, the Brazilian Real declined against the US dollar. Between 2006 and 2008, the Brazilian Real appreciated against the US dollar, except during the most severe periods of the global economic crisis. Given the turbulence in international markets and the then applicable Brazilian macroeconomic outlook, the Brazilian Real depreciated against the US dollar from mid-2011 until early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the Brazilian Real depreciated at a much higher rate than in prior years. Overall, in 2015, the Brazilian Real depreciated 32%, reaching R$3.905 per US$1.00 on December 31, 2015. In early 2016, the Brazilian Real faced continuous fluctuations, mainly as a result of Brazil's political instability, and appreciated against the US dollar from March of 2016 until early 2017. For most of 2017, the Brazilian Real continued to fluctuate and has depreciated against the dollar since the beginning of 2018. This depreciation and fluctuation continued throughout 2019. With the COVID-19 pandemic in 2020 and 2021, the Brazilian Real depreciated even further. On December 31, 2020 and 2021, the exchange rate of Brazilian Reais per US dollar was R$ 5.197 and R$ 5.5805 per US$ 1.00, respectively, based on the selling rate reported by the Central Bank. On March 31, 2022, the Brazilian Real to US dollar exchange rate was R$4.7372 to US$1.00, representing a 15.1% appreciation of the Brazilian currency in the first three months of 2022. There is no guarantee that the Brazilian Real will not depreciate against the US dollar. The Brazilian Real can fluctuate substantially against the US dollar in the future.
The Central Bank has intervened occasionally to try to control the instability in exchange rates. We cannot predict whether the Central Bank or the Brazilian federal government will continue to allow the Brazilian Real to float freely or whether it will intervene in the foreign exchange market by re-implementing a currency range system or in some other way. The Brazilian Real may depreciate or appreciate substantially against the US dollar in the future.
In addition, Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot guarantee that such measures will not be taken by the Brazilian federal government in the future. See "Section 4 - Risk Factors - Risks Relating to Brazil and the Global Economy - Exchange Rate Instability May Adversely Affect the Brazilian Economy, Us, and the Price of Our Securities.

The tables below present the selling rate, expressed in Brazilian Reais per US dollar (R$/US$), for the periods indicated, as reported by the Central Bank:

Fiscal year ended December 31	End of period	Average(1)	Low	High
2018	3,874.8000	3,655.8000	3,139.1000	4,187.9000
2019	4,030.7000	3,946.1000	3,651.9000	4,260.2000
2020	5,196.7000	5,155.2000	4,020.7000	5,936.6000
2021	5,580.5000	5,395.6000	4,920.6000	5,839.7000
2022	5,217.7000	5,165.4000	4,617.5000	5,704.2000

Month	End of period	Average(2)	Low	High
October 2022	5,257.0000	5,250.3000	5,141.1000	5,345.4000
November OF 2022	5,294.1000	5,274.7000	5,036.0000	5,465.5000
December 2022	5,217.7000	5,242.4000	5,144.5000	5,340.6000
January of 2023	5,099.3000	5,200.7000	5,076.7000	5,445.9000
February 2023	5,207.8000	5,171.7000	4,990.1000	5,252.6000
March 2023	5,080.4000	5,211.5000	5,080.4000	5,298.1000
April 2023 (until April 24)	5,059.5000	5,015.7000	4,909.7000	5,083.4000

Sources: Central Bank.
(1)    Represents the average of the exchange rates at the close of each day during the year.
(2)     Represents the average of the exchange rates at the close of each day during the month

2.3. Changes in Accounting Practices/Modified Opinions and Emphasis
a.    changes in accounting practices that resulted in significant effects on the information provided for in fields 2.1 and 2.2
In the fiscal year ended December 31, 2022, a number of new standards, amendments, and interpretations became effective for the period covered by the IFRS financial statements, none of which had a material impact on the information presented in items 2.1 and 2.2 above.
b.    revised opinions and emphases present in the auditor's report
Not applicable, since there are no modified opinions and/or emphasis paragraphs in the report of the Independent Auditors regarding the Financial Statements for the fiscal year ending December 31, 2022.

2.4. Material effects on DFs
a.    introduction or disposal of operating segment
Operating segments are disclosed based on internal information that is used by the chief operating decision-maker to allocate resources and assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments, and responsible for making strategic decisions for Inter is the Board of Directors.
For the fiscal year ending December 31, 2022, Inter changed the structure of the operating segments to consistently reflect in its Financial Statements the way its internal reporting is done. The new structure is reflected for the current and prior periods, as presented in Explanatory Note No. 5 to the Financial Statements - Information by segment. Inter's operations are divided into five reportable segments: Banking & Spending; Investments; Insurance Brokerage; Inter Shop & Commerce Plus and Miscellaneous.
b.    formation, acquisition, or sale of equity interest
In the year ended December 31, 2021, there was incorporation, acquisition, or disposal of an equity interest in other companies by the Group, as below:
•On February 12, 2021, the Group acquired 60% of the capital stock of Acerto Cobrança e Informações Cadastrais S.A. ("Acerto"), a pioneering platform in the Brazilian market's Winback model, with digital processes focused on the end-customer experience, with superior performance compared to providers that operate separately in each of the pillars;
•On March 5, 2021, the Group acquired 45% of Granito Soluções em Pagamento S.A. ("Granito"), in line with the Group's strategy of acquiring new companies with a strong technology base and innovative profile. Founded in 2015, Granito operates in the payment capture (acquiring) sector, developing customized products for its customers;
•On May 13, 2021, the Group acquired control of Inter Food, whose purpose will be to offer a benefits program via an app for consumers and restaurants under the Inter Food brand, whose operations are carried out within the subsidiary Inter Marketplace Ltda. This new investment, added to the partnership with Delivery Center, strengthens the value proposition to the customer and consolidates Inter Shop's food vertical, which will have on and off-line experiences all over Brazil;
•On July 1, 2021, the Group acquired a 50% equity interest in IM Designs Desenvolvimento de Software Ltda (“IM Designs"). IM Designs is a company specialized in the development of immersive 3D technologies and tools for the creation of visualization projects for indoor and outdoor environments through virtual reality (VR), augmented reality (AR), and mixed reality (MR). It has a partnership with the largest software provider in the engineering and architecture segment, Autodesk®, and is part of a select group of companies with access to its Beta versions. With the acquisition of a stake in IM Designs, the Group is investing in new technologies that can transform the customer experience (UX and UI) in its ecosystem and seeks to maintain the cutting-edge positioning of its Super App.
•On December 20, 2021, the subsidiary Inter Marketplace Ltda. acquired "Inter Café", a service provider focused on the sale of food and non-alcoholic beverages, and acquired "Inter Boutiques", specialized in the sale of customized clothing and objects, with an exclusive focus on app sales. This new investment will have online and offline experiences all over Brazil. Adding continuity in the provision of merchandise sales services on the digital platform offered by the Marketplace.
In the year ended December 31, 2022, the Group acquired ownership interests in other companies, as follows:
•On January 14, 2022, the Group completed the acquisition of 100% of the capital of the controlled company Inter & Co Payments, Inc (formerly USEND or Pronto Money Transfer, Inc). It is an American company with expertise in foreign exchange and financial services, offering, among other products, a digital Global Account solution for making money transfers between countries. It has licenses to act as a money transmitter in more than 40 US states, and can offer services such as digital wallet, debit card, bill payment, and others to US residents.

c.    unusual events or transactions
In the fiscal year ending December 31, 2022, no unusual events or transactions occurred in the Group that have caused or are expected to cause any significant impact on its results.

2.5. Non-accounting measurements
If the issuer has disclosed during the past year or wishes to disclose non-accounting measurements in this form, such as EBITDA (earnings before interest, taxes, depreciation, and amortization) or EBIT (earnings before interest and income taxes), the issuer must:
a.report the value of non-accounting measurements
GROSS CREDIT PORTFOLIO
Gross credit portfolio is the financial measure used by the Company to measure the size of its credit portfolio provided to all its clients, whether individuals, companies, or financial institutions. This indicator is obtained by the sum of the Loans and advances to financial institutions and Loans and Advances to Customers according to IFRS for the fiscal year in reference.
In the fiscal year ending December 31, 2022, the Company's gross loan portfolio was R$24.5 billion, an increase of approximately 40.2% compared to December 31, 2021.
ROAE
ROAE is the acronym in English for Return on Average Equity, an index used by the Company to evaluate the return to its shareholders and is responsible for guiding the actions of the Company's Management in order to maximize the return generated. In practice, it is a measure of profitability that represents the profit the company is able to generate using its shareholders' resources. The calculation of the ratio for the year is obtained by dividing the net income (profit/loss) under IFRS for the year in question, by the average equity for the year, calculated by adding the equity under IFRS at the end of the year in question to the equity under IFRS at the end of the prior year, divided by two. The index calculation for a single quarter is performed by annualizing the net income for the period according to IFRS, that is, multiplying by four (4), and dividing by the average net equity calculated by adding the net equity according to IFRS at the end of the quarter in reference to the net equity according to IFRS at the end of the prior quarter, divided by two.
For the fiscal year ending December 31, 2022, the Company's ROAE was -0.2%, showing an increase of 0.7 p.p. compared to December 31, 2021.
b.    making reconciliations between the amounts disclosed and the amounts in the audited financial statements
Gross Loan Portfolio

(R$ million)	Fiscal year ending December 31[1]
	2022	2021
Loans and advances to financial institutions	1,845.7	295.3
Loans and Advances to Customers	22,698.3	17,216.4
Gross Loan Portfolio	24,544.0	17,511.7

[1] Information derived from financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB).

ROAE

(R$ thousand - except percentages)	Fiscal year ending December 31[1]
	2022	2021
Net Income	(14,079)	(55,068)
Net Equity at the End of the Reference Period	7,139.9	8,449.8
Net Equity at the End of the Prior Period	8,449.8	3,324.2
Average Net Equity[1]	7,769.4	5,887
ROAE (%)	-0.2%	-0.9%

[1] Information derived from financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (IASB).
[2] Average Net Equity equals the sum of the net equity at the end of the reference period and the net equity at the end of the prior period, divided by two.

c.    explain why you believe this measurement is more appropriate for a correct understanding of your financial condition and your results of operations
Inter&Co uses these measurements because it believes they represent the metrics commonly used in the Brazilian market and by investors in general to diagnose and analyze the Company's operations. In addition, it uses these metrics to guide the actions of Inter's Management in order to maximize its financial and operational performance, as well as the profitability of its shareholders' stake.

2.6. Events subsequent to the DFs
In connection with Inter&Co's consolidated financial statements for the fiscal year ended December 31, 2022, approved by the Company's Board of Directors on March 13, 2023, the following subsequent events have occurred:
a)    Incorporation of Inter Mortgage Holding, Inc.
On January 9, 2023, Inter Mortgage Holding, Inc., a wholly owned subsidiary of Inter US Holding LLC, was incorporated in Delaware, USA. It is a non-operationing Holding Company, with no assets, liabilities, or contingencies.
b)    Name change from "NEW LA BI LLC." to "Inter US Holding, LLC."
On January 12, 2023, the name change of NEW LA BI LLC. to Inter US Holding, LLC was approved.
c)    Acquisition of the controlled company "YellowFi Mortgage LLC”
On January 24, 2023, through the Holding Company "Inter Mortgage Holding, Inc.", the acquisition of 100% of the capital stock of YellowFi Mortgage LLC and YellowFi Management LLC, consisting of 100,000 units in each company, occurred. The consideration paid for the acquisition of YellowFi Mortgage LLC and YellowFi Management LLC was USD$450,000, part settled in cash and part settled in shares of the Group.
YellowFi is a US-based mortgage company with operations in Florida, Georgia, and Colorado, providing credit focused on the housing market. The company holds licenses in all three operating states and and obtains financing from investors. The business is focused on mortgage origination and distribution and allows the development of other loan portfolios in the U.S., providing Inter&Co's customers with a broader range of financial services.
d)    Share-based payment
On January 4, 2023, the Extraordinary General Meeting of Inter&Co, Inc. was held at which the migration of "Plan 4" and Programs 1, 2, and 3 under "Plan 4" was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations under "Plan 4" and the respective programs. As a result of the corporate reorganization, each 2 Units of Banco Inter S.A. (BIDI11), each composed of 1 common share and 2 preferred shares of Banco Inter S.A., began to correspond to 1 Class A Share of Inter&Co (INTR), so that the number of options held by each beneficiary was changed proportionally. Thus, for every 6 options to purchase a common share or preferred share of Banco Inter S.A, the beneficiary will have 1 option to purchase a Class A Shares of Inter&Co. Likewise, for every 2 options to purchase units of Banco Inter S.A., the beneficiary will have 1 option to purchase a Class A Shares of Inter&Co. In addition, repricing of the options granted in the scope of Program 3 of "Plan 4” was approved, which have not yet been exercised, changing the exercise price to R$15.50.

2.7. Income allocation

Period	2022
(a) Profit retention rules
The Company is not required to retain profits or maintain profit or capital reserves under Cayman Islands law or its by-laws. The members of the Company's Board of Directors may decide to withhold profits.

(a.i) Amounts of Profit Retentions	Not applicable since the Company calculated a loss for the fiscal year ending December 31, 2022.
(a.ii) Percentages in relation to Total Reported Profits	Not applicable since the Company calculated a loss for the fiscal year ending December 31, 2022.
(b) rules on the distribution of dividends
In accordance with the Companies Act of the Cayman Islands, the Ordinary General Meeting of the Company may resolve on the payment of dividends out of its distributable reserves (retained or current earnings) or out of its share premium account.

(c) Frequency of dividend distributions	The Company's Bylaws provide that the Board of Directors will decide the frequency of the dividend distribution, which will be done in proportion to the shares held by each shareholder.
(d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative, or arbitral decisions
Under Cayman Islands law, the distribution of dividends is prohibited if the Company is unable to pay its debts in the normal course of business or if the payment of dividends would result in such a situation.

(e) Whether the issuer has a formally approved earnings allocation policy, informing the body responsible for approval, date of approval, and, if the issuer discloses the policy, locations on the worldwide web where the document can be accessed
Not applicable, since the company does not have a formally approved income allocation policy.

2.8. Material items not evidenced in the DFs
a.    the assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off balance sheet items), such as:
i.    receivables portfolios written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the asset transferred, indicating the respective liabilities
ii.    contracts for the future purchase and sale of products or services
iii.    unfinished construction contracts
iv.    contracts for future receipt of financing
All assets and liabilities assumed by Inter&Co are recorded on its balance sheet. Therefore, there are no assets or liabilities held by Inter&Co that are not evidenced on its balance sheet.
b.    other items not shown in the financial statements
There are no other material items not evidenced in Inter&Co.'s financial statements.

2.9. Comments on items not evidenced
With respect to each of the items not evidenced in the financial statements indicated in item 2.8, the officers should comment:
a.    how such items change or may change the revenues, expenses, results of operations, financial expenses, or other items in the issuer's financial statements
Not applicable, as there are no relevant items not evidenced in the Inter&Co's financial statements
b.    nature and purpose of the transaction
Not applicable, as there are no relevant items not evidenced in the Inter&Co's financial statements
c.    nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction
Not applicable, as there are no relevant items not evidenced in the Inter&Co's financial statements

2.10. Business plans
a.    investments, including:
i.    quantitative and qualitative description of ongoing and planned investments
The Group intends to strengthen its position as a complete digital platform that includes financial and non-financial services. On the financial side, we offer various products such as a 100% digital current account, credit and debit cards, foreign exchange products, insurance, investments, through an open platform, which includes products from the Company and from third parties, home broker, and various investment funds, with cashback of management fees. On the non-financial products side, the marketplace is composed of an e-commerce platform (shopping), and sales of services such as cell phone recharging, parking payment, gift cards, and mobile phone plans by Intercel, among others.
In addition to the focus on growth and constant evolution in existing products, the Group and its controlled companies continuously analyze potential services to expand the offer in the Super App.
In 2021, two acquisitions were done and/or completed: (i) Duo Gourmet; and (ii) IM Designs. Further details about these transactions are given in item 1.1 of this Reference Form. In 2022 the acquisition of USEND (now Inter&Co Payments) was completed. Further details about these transactions are given in item 1.1 of this Reference Form.
We make significant investments in technology and innovation to enable us to launch new products and keep them constantly improving over time. These investments seek to ensure the availability, stability, and security of transactions, as well as to offer a better customer experience, and greater agility in developing new products, while generating gains in efficiency.
In line with its business plan, the Company expects to make the following investments in the coming years:
•    Inter Shop & Commerce Plus: Our Inter Shop & Commerce Plus platform aggregates non-financial products and services, such as shopping, parking, cell phone recharging, and gift cards. We expect to invest in new and existing products, including technology, integrations, features, and new partnership projects, as well as back-office, user experience (UX), and user interface (UI) improvements.
•    Customer service and Super App experience: We continuously look for ways to improve our channels to better serve customers, contributing to the high NPS recorded in recent years. In 2023, we plan to improve our contact with customers and enhance the Super App experience, such as integrating new customers and customizing the app.
•    Internationalization: We intend to expand the offering of our products and services, such as Inter Shop & Commerce Plus, our investment platform, insurance brokerage, and digital bank account through our Global Account, outside of Brazil, more specifically in the United States.
Besides the projects mentioned above, we plan investments in data security, collection process, operational risk platform and internal controls, process automation, system integrations, and system improvements.
ii.    sources of investment financing
The Company's investments are financed with its own funds arising from its cash generation due to the regular exercise of its activities, as well as through funds raised in primary stock offerings.
iii.    material ongoing divestments and planned divestments
There are no material divestments underway or planned.
b.    in the event that it has already been disclosed, indicate the acquisition of plants, equipment, patents, or other assets that should materially influence the productive capacity of the issuer
There are no previously disclosed acquisitions of plants, equipment, patents, or other assets that could materially influence the Company's production capacity.

c.    new products and services, indicating:
i.    description of ongoing research already released
The Group does not have a specific research and development structure ("R&D"). The Group adopts a model of continuous innovation through which market research is constantly conducted and new products and services are continuously launched, tested, and optimized, aiming to deliver a sophisticated, agile, and high value-added platform.
•Total amounts spent by the issuer in research for development of new products or services
As mentioned in item 2.10.c (i) above, the Group does not have a specific structure dedicated to R&D.
•Projects in development already disclosed
All projects under development are considered in item 2.10.a (i) above.
•Total amounts spent by the issuer on development of new products or services
The investment in the development of new products and services of the Group is part of the daily routine of all the business areas, together with the teams from each product, Business Development, Data Governance, and Technology. In 2023, it is expected to invest about R$79 million, as estimated for the projects highlighted in item 2.10.a (i) above.
d.    opportunities embedded in the issuer's business plan related to ESG issues
Although not formally included in its business plan, the Company, through its controlled companies, it includes the Sustainable Development Goals (SDGs) in its day-to-day operations, and is committed to four thematic areas proposed by the UN Global Compact in 2020: Human Rights, Labor, Environment, and Anti-Corruption. In this sense, we highlight below Inter’s priority SDGs:

2.11. Other factors that materially influenced operational performance
Advertising, Sponsorship, Partnerships, and Agreements
Inter & Co, through its controlled companies has as one of premises to stimulate the social and cultural development of the communities with which it relates in the regular course of its activities. In this sense, the Group constantly evaluates projects and initiatives that aim to strengthen the relationship with the community and stimulate the development of the values it defends.
Inter & Co operates with advertising campaigns in digital channels, using social networks as its main channel for acquiring new customers and building relationships with existing ones.
In the year ending December 31, 2022, Inter & Co incurred expenses for advertising campaigns, support/sponsorship of social, cultural, and sports projects amounting to R$137.9 million.
Selected Statistical Information
In addition to the information provided for in this item, the Group presents below selected statistical information pertinent to its financial condition, its loan portfolio, and its assets and liabilities.
The information provided for the fiscal year ended December 31, 2022, is derived from Inter & Co's consolidated financial statements, prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
The average balances were calculated based on the total balances at the end of the months. Inter & Co believes that the average data presented accurately reflects in all respects our financial condition and results of operations at the dates and for the periods specified.

Average balances, interest received from assets, and interest paid from liabilities
The return (or yield) was calculated by the amount of interest income or expense in the period divided by the average balance.
The table below presents the average balances of assets, liabilities and net equity, interest received or paid, and average interest rates for interest-bearing assets and interest-bearing liabilities for the fiscal years ended December 31, 2022 and 2021.

	Fiscal year ended December 31, 2022			Fiscal year ended December 31, 2021
	Average Balance	Financial Income/(Expenses)	Average Rate (%)	Average Balance (1)	Financial Income/(Expenses)	Average Rate (%)
	(in R$ million, except percentages)			(in R$ million, except percentages)
ASSETS
Interest bearing assets:
Loans and advances to customers, net of expected losses	18,683.1	2,557.7	13.7%	13,166.9	1,359.2	10.3%
Matched transactions	733.1	221.1	30.2%	949.6	71.1	7.5%
Marketable securities	12,619.9	1,471.7	11.7%	10,102.2	745.6	7.4%
Cash and cash equivalents in foreign currency	283.1	20.1	7.1%	—	—	—
Total interest bearing assets	32,319.20	4,270.70	13.2%	24,849.70	2,175.90	8.8%

Cash and cash equivalents	25,140.0	—	—	—	—	—
Loans and advances to financial institutions	2,549.4	—	—	1,112.5	—	—
Derivative financial instruments	7.6	—	—	143.5	—	—
Compulsory deposits with the Central Bank of Brazil	2,534.9	—	—	1,980.6	—	—
Deferred tax assets	889.3	—	—	431.4	—	—
Non-current assets held for sale	156.5	—	—	128.8	—	—
Investments	77.0	—	—	147.1	—	—
Fixed Assets	197.8	—	—	155.6	—	—
Intangible	1,259.7	—	—	331.9	—	—
Other assets	1,121.5	—	—	799.3	—	—
Total Assets	41,364.40	4,270.70	10.3%	30,459.70	2,175.90	7.1%

LIABILITIES
Interest-bearing liabilities:
Term deposits	8,856.0	(1,057.6)	(11.9)%	6,060.5	(294.2)	(4.9)%
Savings deposits	1,213.8	(81.0)	(6.7)%	1,052.9	(25.6)	(2.4)%
Securities issued	5,447.4	(689.8)	(12.7)%	2,431.9	(207.7)	(8.5)%
Matched transactions	1,668.3	(77.3)	(4.6)%	611.0	(10.1)	(1.7)%
Loans and onlending	33.0	(6.7)	(20.3)%	31.5	(0.2)	(0.5)%
Total interest-bearing liabilities	17,218.50	(1,912.50)	(11.1)%	10,535.80	(537.80)	(5.1)%
Non-interest bearing liabilities:
Demand deposits	10,007.4	—	—	8,283.2	—	—
Creditors by funds to be released	229.0	—	—	153.4	—	—
Liabilities with financial institutions	5,135.3	—	—	2,912.6	—	—
Income tax and social contribution	82.7	—	—	21.6	—	—
Other tax liabilities	111.5	—	—	28.7	—	—
Provisions	58.3	—	—	39.4	—	—
Derivative financial instrument liabilities	70.6	—	—	80.0	—	—
Other liabilities	831.4	—	—	616.6	—	—
Capital stock	29.7	—	—	6,362.2	—	—
Reserves	5,674.0	—	—	50.3	—	—
(-) Other comprehensive income	(524.4)	—	—	(192.4)	—	—
(-) Treasury Shares	—	—	—	(45.7)	—	—
Net equity + Total non-interest-bearing liabilities	21,705.40	—	—	18,355.90	—	—
Holdings of non-controlling shareholders	2,440.50	—	—	(81.00)	—	—
Net equity + Liabilities	41,364.40	(1,912.50)	(4.6)%	30,459.70	(537.80)	(1.8)%

3. PROJECTIONS
3.1. Disclosed projections and assumptions
The Company has not disclosed projections as of the date of this Reference Form.

3.2. Follow-up on projections
The Company has not disclosed projections as of the date of this Reference Form.

4. RISK FACTORS
4.1. Description of risk factors
Describe the risk factors with actual potential to influence an investment decision, observing the categories below and, within them, decreasing order of relevance
Set forth below are the principal risk factors considered material as of the date of this Reference Form and that the Company believes may influence investors' decision to purchase securities issued by it. If these risks materialize, the Company's business, financial condition, and the price of the securities issued by it may be adversely affected. The market price of the Company's securities may decrease due to any of these risks, in which events potential investors may lose part or all of their investment in the Company's securities.
Before making any investment decision regarding any security issued by the Company, any investors should carefully analyze all the information contained in this Reference Form, the risks mentioned below, and the Company's financial statements and related explanatory notes.
For the purposes of this section "4. Risk Factors", unless expressly stated otherwise or the context so indicates, the mention of the fact that a risk, uncertainty, or problem may cause or has or have caused, or will cause an "adverse effect" or "negative effect" on the Bank, or similar expressions, means that such risk, uncertainty, or problem may or could cause a material adverse effect on the Bank's business, reputation, financial condition, net income, cash flow, liquidity, and/or future business, as well as the market price of securities issued by Inter. Similar expressions included in this section "4. Risk Factors” must be understood in this context.
Notwithstanding the subdivision of this item "4.1. Risk Factors" and item "4.2. Market Risks", certain risk factors that are in one item may also apply to other items in this item "4.1. Risk Factors", item "4.2 Description of the 5 main risk factors" and item "4.3. Market Risks."
The terms "we", "our", "Inter & Co”, or "Company" when used in this section of the Reference Form refer to or mean, as the case may be, the Company and its controlled companies together, and the terms "Bank" or "Banco Inter" refer to or mean, Banco Inter S.A. and its controlled companies together, unless expressly stated otherwise.
a.    issuer
The digital banking or neo-banking sector in Brazil is still incipient and highly competitive, so it is not possible to guarantee that Inter will be able to maintain its position in this market.
The Brazilian digital banking or neobanking sector is in its early years and is highly competitive. Thus, large financial institutions, considered "incumbents," have adopted strategies that focus on digital banking and thus compete with newcomers in:
•     consolidating a position in the digital bank account market;
•     development of benefit programs to attract and retain account holders; and
•     expansion of the digital product portfolio.
Many of our competitors, in particular traditional banks or competitors affiliated with traditional banks, have substantially greater financial, operational, and marketing resources than we do. Consequently, these competitors may offer broader or improved products and services to customers, or offer such products and services at more attractive rates (including more attractive interest rates on deposits and loans) or on better terms. As a result, we may be forced to increase our deposit interest rates, or reduce the rates we charge for loans or the rates we charge for other services, or devote significant financial resources to our marketing efforts or development of customized products and services that customers demand in order to maintain and expand our market share. If this occurs, we will need to increase cost control to maintain our margins, and if we cannot control our costs, our margins could be adversely affected.

In addition, other financial institutions (including fintechs with digital credit platforms) have become active in the digital banking segment in Brazil, further increasing competition. The fintech business model has as a differential the use of technology to reduce bureaucracy in financial solutions, with a proposal of efficiency and productivity that allows reduction of costs and processes, compared to traditional banks. These business models are also usually subject to more lenient regulations. These business models are invariably subject to lighter regulatory requirements. These competitive advantages produced by the fintech ecosystem itself become a challenging point for the traditional banking model, provoking the need for constant adaptation and differentiation in the face of innovations in the industry and enabling the insertion of new players in the segment in a very dynamic way that cannot always be anticipated or immediately followed by their competitors.
Also, certain competitors in certain products and markets may not be subject to the same regulatory requirements to which the Company is subject. For example, certain fintechs in Brazil operate under licenses that establish more lenient regulatory requirements when compared to the requirements applicable to a multiple bank, such as direct lending companies and payment institutions. Regarding the latter, some payment institutions are allowed to operate in Brazil without the authorization of the Central Bank, or compliance with applicable regulations, and the higher costs associated with operations until a certain transaction limit is met. Because of this, certain competitors are able to offer products and services at lower costs, which puts pressure on the prices and terms and conditions that are implemented by Inter in relation to its products and services and, consequently, affect its profit margins.
Failures or breaches in critical processes and/or systems can interrupt the Company's business, increasing expenses and causing losses, which may adversely affect its financial condition, results of operations, and reputation.
As a financial institution, the Company is exposed to a variety of operational risks, including the risks of systems breakdowns and failures in its operations, risks of fraud by its customers, employees, or third parties, as well as failure to properly record transactions, equipment failures, and manual errors by employees.
The Company cannot assure that its systems will not fail or that fraud, error, or operational problems will not occur and could adversely affect its business, financial condition, results of operations, and reputation.
The Company's business may be subject to material operational process disruptions, including events completely or partially beyond management's control, that could materially adversely affect its operations, including, but not limited to:
•total or partial unavailability of systems that support services to support the operation of the business;
•failures in critical internal processes, whether automated or not; and
•interruption in the supply of outsourced services on which critical operational processes depend, such as the processing of electronic transfers of interbank funds, redemption of funds, clearing of public or private securities, settlement of purchase, and/or sale orders of securities market assets, among other processes.
Operational failures, including those resulting from human error and fraud, increase costs and can lead to losses, customer conflicts, damage to image, lawsuits, regulatory fines, penalties, intervention, refunds, and other compensation costs.
These impacts can also be long-lasting and have irreversible consequences on the long-term prospects of the business. Any operational failure can adversely affect Inter.
Failure to protect against cybersecurity-related risks could cause loss of revenue and damage to the Company's reputation, impairing its operations or resulting in the unauthorized disclosure of information.
Our security infrastructure is subject to failures in its cyber security, including cyber attacks, which may include intrusion into information technology platforms and systems (which includes, but is not limited to, servers, databases, networks, applications, software, services, partner services, and anything that is considered a digital asset (e.g. has bits and bytes)) by malicious third parties, infiltration of malware (such as computer viruses) into systems, contamination (whether intentional or accidental) of networks and systems by third parties with whom data is exchanged, as well as other cyber attacks aimed at accessing, altering, corrupting, or destroying systems, computer networks, and stored or transmitted information, and unauthorized access to, or disclosure of, confidential and/or private customer data by persons inside or outside the Company. In this regard, in May of 2018, there was an unauthorized disclosure of some information regarding a portion of the Company's number of customers at the time, and this fact even led to some legal disputes, including a public civil action, closed in 2019.

The company has strategic infrastructure and systems partners that also process information and operate critical services. These suppliers are subject to risks similar to those described above and can have a direct impact on the Company and its customers. We may be jointly and severally liable for any damages caused by third-party service providers involved in our operations. Also as of the date of this Reference Form, some of our subsidiaries have elected not to use the same cybersecurity control procedures and systems as Banco Inter. Therefore, the risk is higher in these controlled companies.
Any successful cyber attacks can result in system downtime or unavailability of services for indefinite periods of time, resulting in loss of business, contamination or loss of customer data and other sensitive stored information, data security breaches, unauthorized disclosure of information, or loss of significant levels of liquid assets (including monetary sums).
Cyberattack attempts continue to evolve in size and sophistication. In this scenario, the Company incurs significant costs in implementing controls and tools to counter such attacks, which may be exacerbated in the event of the need for remediation or forensic investigation of complex security incidents.
We may not be able to update our systems quickly enough to keep up with changes in cyber attacks, or we may be required to allocate additional funds above the amounts originally intended to prevent such attacks.
We are also subject to cyber risk management regulations. Failure to manage cyber risks or to comply with these regulatory requirements could adversely affect us.
Interruptions or failures in the Company's technology systems, lack of integration and redundancy in these systems could adversely affect the Company's operations.
The Company's operations depend on the efficient and uninterrupted operation of its technology systems, including the portion of our technology stack that relies on cloud storage or third-party processing services. Thus, for example, it is necessary for such systems to process many growing transactions efficiently and accurately, and to allow confidential data and other sensitive information to be processed, stored, and transmitted securely. The software used by the Company for processing these transactions needs to interact with third-party software or operating systems. Accordingly, any incompatibilities or unavailability of such software or operating systems, or any failures and/or limitations in their use, may prevent the proper processing of transactions carried out by the Company's customers, which may lead to losses, conflicts with customers, lawsuits, regulatory fines, sanctions, intervention, refunds, and other indemnification costs, all of which may have a material adverse effect on the Company's business, reputation, and results of operations.
In addition, the hardware and software used by the Company (including cloud data storage services) can be damaged or have its operation interrupted, partially or totally, by its own faults or by bad weather, failure in the provision of services by telecommunication operators, computer viruses, physical or electronic invasion, and by other similar facts or occurrences. Any of these events may cause interruption, delays, and/or losses in the transmission of essential data, which may materially adversely affect the Company's business and operating and financial condition. System failures, bugs, and software updates can also adversely affect the Company's operations, including through interruption of services, data losses, data leakage, and/or vulnerabilities.
Moreover, considering that our core business is intrinsically linked to the digital environment in which new technologies are developed daily, our ability to maintain our competitiveness and expand our business depends on our ability to improve IT systems and efficiently increase our operational capacity. As a result, we must make continuous investments in significant improvements to our IT infrastructure to remain competitive. We cannot guarantee that we will have the resources available to maintain the levels of investment required to support improvements or upgrades to our IT infrastructure, which could result in a significant loss of competitiveness relative to our principal competitors and an inability to keep pace with evolving industry and customer needs, adversely affecting us in material ways.

The models, management methods, and procedures adopted by the Company for risk management (including market, liquidity, credit, operational, and social and environmental risks) may not be sufficient to avoid exposure to unforeseeable or unknown risks that could adversely impact on the Company.
The set of methodologies, policies, processes, and methods used by the Company in monitoring, measuring, and managing risks (including credit risk management models) may not be sufficient to prevent exposure of the Company to uncategorized or unforeseen risks, as well as materialization of already mapped risks. This may materially adversely impact on the Company's reputation, financial condition, stability, and results of operations. Any legal measures or changes by the regulator, or legislation, could have a negative impact on the Company's business and results of operations. The profitability of our banking operations also depends, among other factors, on balancing expected risks and returns on banking transactions, which introduces an additional layer of complexity into our models.
For example, the statistical models and management tools used in estimating the Company's exposures within a time horizon may be inaccurate in measuring the capital, controls, and safeguards needed to cover, control, and mitigate unpredictable, uncategorized, or wrongly quantified factors. Also, stress tests and sensitivity analyses, based on pre-defined scenarios, may not show all the possible impacts on the Company's results.
The Company may also incur losses due to failures, inadequacies, or deficiencies in internal processes, systems, human error, or even external events such as natural disasters, terrorism, robbery, and vandalism, in addition to occurrences that are not properly identified and handled by the operational risk controls, which may significantly adversely affect the Company's business and operating and financial conditions. The occurrence of any of these risks may adversely affect the Company.
The Company is subject to risks associated with non-compliance with data protection laws, and may be adversely affected by fines and other types of sanctions.
In the year 2018, the General Data Protection Act, as amended (Law No. 13,709/2018 - "LGPD"), was passed, which entered into effect in September of 2020. The LGPD establishes a new legal framework to be observed in personal data processing operations and provides, among other things, for the rights of personal data subjects, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, the obligations and requirements relating to security incidents and leaks and data transfers, as well as the creation of the National Data Protection Authority ("ANPD"), through Law No. 13,853, of July 9, 2019, as amended.
This adjustment process requires constant improvement, which may require additional investments and increased technical and organizational security resources, which could have a material adverse effect on its financial condition and results of operations.
The risks of non-compliance with any provisions foreseen in the LGPD are: (i) the filing of lawsuits, individual or collective, seeking compensation for damages resulting from violations, based not only on the LGPD, but also ad hoc and sector-specific legislation on data protection still in effect; and (ii) application of the penalties provided for in the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet by some consumer protection agencies, since these have already acted in this regard, even before the LGPD and the ANPD began their work, especially in cases of security incidents that result in improper access to personal data.
Should deviations from the LGPD occur, the Company may be subject to the sanctions, separately or cumulatively, of a warning, the obligation to disclose an incident, temporary blocking and/or deletion of personal data, and a fine of up to two percent (2%) of the revenue of the company, group, or conglomerate in Brazil in its last fiscal year, excluding taxes, up to the global amount of fifty million Brazilian Reais (R$50,000,000.00) per violation. In addition, the Company may be held liable for economic, non-economic, individual, or collective damages caused by it and jointly and severally liable for economic, non-economic, individual, or collective damages caused by its controlled companies due to non-compliance with the obligations established by the LGPD.
Thus, failures in the protection or treatment processes of the personal data collected, processed, or stored by the Company, as well as inadequacy in complying with the legislation, may result in high fines for the Company, impact on image in the disclosure of the incident to the market, the need to delete personal data from the database, and even suspension of its activities, as well as affect the results of the institution.

Thus, any failure to protect personal data processed by us or our subsidiaries to comply with applicable data protection laws may result in significant fines, an obligation to disclose the incident to the market, an obligation to delete personal data from our records, or suspension of our operations and may adversely affect our reputation and results of operations.
As of the date of this Reference Form, some of our subsidiaries have elected not to use the same privacy controls and systems procedures as Banco Inter. Therefore, the risk is higher in these subsidiaries
Implementation of the growth strategy, including improvement of the Company's results and financial position, may be impaired if the Company is unable to provide new and innovative products and services.
To be competitive and maintain and improve the customer experience and the quality of its products and services, the Company must continually invest in developing new products and features to keep up with technological evolution. Rapid, significant, and disruptive technological changes have impacted or may in the future impact on the industries in which Inter operates, including changes in artificial intelligence and machine learning (e.g., in relation to fraud and risk assessment); payment technologies (e.g., real-time payments, bank card tokens, virtual and crypto currencies, including distributed blockchain and ledger blockchain technologies, and proximity payment technology, such as near-field communication and other proximity payments); mobile and internet technologies (e.g., mobile app technology); marketplace technologies, including for use in-store, online, and via mobile, virtual, augmented, or social media channels; and digital banking capabilities (e.g., balance and fraud monitoring and notifications).
Many of its competitors, particularly traditional financial institutions and their associated competitors, have the ability to devote more financial and operational resources than the Company to the development of new technologies and services and, if successful, their development efforts could make the Company's services less desirable to customers, resulting in the loss of customers or a reduction in the fees that Inter could generate. If the Company's development efforts are not successful, or if the Company is unable to develop, adapt to, or access technological changes on a timely and cost-effective basis, its business, financial condition, and results of operations may be materially affected.
The Company is subject to laws and regulations governing the prevention and combating of money laundering, financing of terrorism, corruption, and other illicit activities in the jurisdictions in which it operates, and may be adversely affected by violations of such laws and regulations.
The Company is subject to legislation and regulations related to the prevention and combat of money laundering, financing of terrorism, corruption and other illicit activities. These laws and regulations require, among other things, that the Company adopt and enforce "Know Your Customer" (including politically exposed person or "PEP" assessments), "Know Your Partner" and "Know Your Supplier" policies and procedures. The Company must also conduct training for its employees on the prevention of money laundering, the financing of terrorism, and other related illicit activities, as well as reporting suspicious transactions to the appropriate authorities.
In January of 2022, we completed acquisition of 100% of the capital stock of Inter&Co Payments, which is engaged in the money transmission business in the United States. Money transmission businesses are particularly exposed to money laundering risks, especially with regard to international transfers of small amounts, which may not be captured by monitoring processes.
These standards have become more detailed and complex, requiring the continuous improvement of already sophisticated systems and the use of specialized personnel for compliance and monitoring of all customers and products. If we are unable to fully comply with applicable laws and regulations to prevent and combat money laundering and financing of terrorism, anti-corruption, or other related illegal activities, we may be subject to:
•administrative, criminal, and/or civil fines and penalties;
•loss of our operating licenses;
•prohibition or suspension of our activities; and
•prohibition on entering into contracts with the Brazilian public administration and become ineligible for certain tax benefits or other programs involving public funds.

Any such consequences could adversely affect our reputation, financial condition, and results of operations. We may be materially harmed to the extent that we, our controlling shareholder, affiliates, directors, officers, employees, or agents of third parties are involved in or accused of being associated with money laundering, financing of terrorism, corruption, or other related illegal activities, or in the event that our operations, accounts, or systems are used, with or without our knowledge, to promote money laundering, financing of terrorism, financing of weapons of mass destruction, corruption, or other illegal or improper purposes.
Damage to the Company's reputation can harm its business and prospects. The Company depends on its image and credibility in the market to conduct its business and attract and retain its clients, investors, and employees. Various factors can cause damage to its reputation and create a negative perception about the Company by clients, counterparts, shareholders, investors, governmental bodies, the community, or regulators, such as non-compliance with legal obligations, entering into irregular deals with clients, contracting suppliers that do not ensure ethical conduct in their business, leaking client information, misconduct by its own employees, and failures in risk management, among others. In addition, negative publicity concerning the Company could ultimately harm its business. Further, actions taken by third parties, including suppliers, such as hiring child or slave-like labor, discriminatory practices, illegal acts and corruption, actions contrary to health, work safety, and social and environmental standards, may indirectly impact on the Company's reputation with the market in general.
Failure to establish or preserve a favorable reputation among clients and in the market in general could adversely impact on the Bank's business, results of operations, and financial condition.
Banco Inter may have insufficient capital to meet the capital requirements established by the National Monetary Council ("CMN") and by the Central Bank of Brazil ("BACEN" or the "Central Bank").
Brazilian financial institutions must observe guidelines imposed by the CMN and by BACEN that are similar to the Basel Accord's guidelines concerning capital adequacy, including with regard to minimum capital. Banco Inter cannot guarantee that it will have, in the future, sufficient funds, or available means for its capitalization and, thus, may be unable to meet the capital adequacy requirements imposed by the CMN and BACEN.
CMN Resolution No. 4,955, of October 21, 2021, establishes the methodology for calculating reference equity, which must be calculated by financial institutions and other institutions authorized to operate by BACEN.
This resolution marks the beginning of the transition to the new prudential standards set by the Basel Committee on Banking Supervision (Basel III Accord) and its main objectives are: (i) to improve the capacity of financial institutions to absorb shocks coming from the financial system or from other sectors of the economy; (ii) to reduce the risk of contagion from the financial sector to the real sector of the economy (systemic risk); (iii) to help maintain financial stability; and (iv) to promote sustainable economic growth.
Furthermore, the financial institutions can only distribute results, on any account, in an amount higher than that required by law or the regulation in effect, in the event this distribution does not compromise the fulfillment of the capital and net equity requirements.
In addition, failure to comply with the minimum capital rules could adversely affect Banco Inter's ability to distribute dividends and interest on shareholders' equity, could adversely affect its ability to operate and lend, and could cause Banco Inter to have to sell assets or take other actions that could adversely affect its results of operations and financial condition. The regulator may impose sanctions on Banco Inter for capital inadequacy, including administrative proceedings, fines, disqualification of officers and directors and even revocation of the authorization to operate, which could have a material adverse effect on Banco Inter's operating and financial conditions.
Mismatches between interest rates, indexing factors, exchange rates, and the terms of the Company's credit portfolio and its sources of funds could adversely affect the Company and its credit transactions.
The Company is exposed to interest rate and maturity mismatches between its assets and liabilities. The Company's credit portfolio consists of operations with pre and post fixed interest rates and the profitability of credit operations depends on the Company's ability to obtain funding at competitive costs (rates). An increase in market interest rates in Brazil could increase the cost of the Company's funding, especially the cost of time deposits, reducing the spread earned on receivables, adversely affecting results of operations.

Any mismatch between the maturity of credit operations and sources of funds, generally shorter term, will magnify the effect of any imbalance in interest rates, and also represent a liquidity risk if the Company ceases to have continuous funding. An increase in the total cost of funding sources could result in an increase in the interest rates the Company charges on the credit it grants, which could consequently affect its ability to attract new customers and reduce our net interest margin. A decline in the growth of the Company's credit operations, as well as illiquidity arising from an inability to raise continuous funding, could adversely affect results of operations and its financial condition.
The growth of the Company's portfolio of credit operations, including the credit card portfolio, may lead to an increase in defaults in relation to the total portfolio.
The Company's management has adopted the strategy of expanding its portfolio of credit operations, in particular unsecured credits (which are more subject to default). Such a strategy may cause the Company's financial leverage to increase and eventually result in increased risk of default and impairment losses on financial assets, which may adversely affect the Company's results.
The systems and methods of identification, analysis, management and control of risks linked to the Company's portfolio of clients may not be sufficient to avoid losses.
Part of the Company's credit portfolio is composed of treasury and credit transactions and, as a result, interest rates, prices of securities, exchange rates, and other floating market indexes may adversely affect its results. The greater or lesser success of these transactions depends, among other factors, on the equivalence between the risks assumed and the returns obtained in the transactions.
Before performing any of these transactions, the Company performs an analysis of the credit profile of each of its clients in order to assess the risks to which each transaction submits the Company. The Company cannot guarantee that its risk management systems, credit analysis, methods or control policies, and systems will be sufficient to avoid losses as a result of failure to identify certain of the risks involved or as a result of inadequate, incorrect, or untimely risk analysis, which could have a materially adverse effect on the Company's operating and financial condition.
The Company's ability to directly receive the payments due from personal payroll credit operations depends on the effectiveness and validity of the agreements entered into with public sector entities, including the National Institute of Social Security ("INSS") and companies in the public and/or private sector, as well as the maintenance of the borrowers' jobs.
Part of the Company's loan revenues derive from payroll credit operations, including the payroll card modality. The amounts are deducted directly from the respective retirements, pensions, or earnings received by borrowers. These deductions may be interrupted if the retiree, pensioner, employee, or public and/or private sector employee loses the employment relationship, has priority discounts in relation to the payment of the credit transaction, such as alimony, and also in the event of death of the borrower.
In the event of dismissal or removal of the borrower, payment of the loan may depend, exclusively, on the borrower's financial capacity. It is not possible to guarantee that the value that is the subject of the loan will be recovered in these circumstances.
The legislation and regulations regarding payroll loans establish a maximum limit for the commitment of the borrowers' monthly income, which represents the percentage of their income that can be discounted by financial institutions for the purpose of paying off debts arising from payroll loans. If borrower, whose payments due are deducted from payroll, divorces or legally separates, under certain circumstances, according to Brazilian law, the alimony owed by the borrower can be deducted directly from payroll. These and other payroll deductions may take priority over other debts of the borrower such as payroll loans, and as a result the Company may not receive the debt due in these circumstances.
There are also risks arising from the employer or payer. Any events that affect payments to employees, such as financial problems of the employer, failures, or changes in the internal system, may delay, reduce, or make it impossible to discount from employees' salaries and, consequently, result in losses in the Company's payroll loan portfolio, which may adversely affect the Company's business and results of operations.

Any of these risks can result in increased portfolio defaults, increasing provision expenses and other expenses related to collecting payments due.
Executive Order No. 936 of 2020, converted into Law No. 14,020, of July 6, 2020, established the Emergency Program for Maintenance of Employment and Income (the “Program”), with application during the state of public calamity recognized by Legislative Decree No. 6, of March 20, 2020, and includes the possibility of proportional reduction of working hours and wages and temporary suspension of the employment contract. Due to the prolonged effects of the COVID-19 pandemic in the country, Executive Order No. 1,045, of April 27, 2021, re-launched the Program for an additional 120 days. In this scenario, a percentage of consigned credit agreements may be affected, notably in relation to the decrease in the consignable margin of the borrower in this period, causing compulsory refinancing, prolonging the agreements and consequently the receipt of these amounts by the Company.
The Company may not be able to fully implement its management strategy, which could have an adverse effect on its results of operations and financial condition.
The Company intends to expand its participation in the Brazilian financial market, especially in the retail segment, including by increasing the credit portfolio, as well as by diversifying and increasing the portfolio of existing products and services. In this scenario, the actual productivity, investments, operating costs, and business strategy may turn out to be substantially less favorable than those estimated. Difficulties may arise, especially, from financial, demographic, competition, and/or technology issues, among others. There can be no assurance that the Company will be successful in implementing its strategy or that the concentration of its activities in specific segments will not adversely affect its operations and financial condition.
The Company may face difficulties in enforcing guarantees related to defaulted loans and financing.
When borrowers become delinquent on loan or financing agreements, the Company must take judicial and extrajudicial measures to collect the amounts due. Accordingly, there is no way to ensure that the measures used in the procedures for collection and foreclosure of the execution of procedures related to these loans or financings shall be the most adequate, or that they will result in the effective recovery of the amounts due and unpaid. The Company's results may be materially adversely affected as a result of increased losses due to default. For example, all of our real estate loans are secured by the property in question (by means of a real estate assignment or mortgage). The enforcement of such collateral requires us to observe specific procedures that can be time-consuming and may be further delayed due to circumstances beyond our control (such as difficulty in locating the debtor). Court challenges by the debtor can also result in rulings that require additional procedures to effectuate the execution or even invalidate a completed execution as a whole. Due to depreciation and other security related maintenance costs, we may sell the asset at short notice, which may force us to accept worse business conditions for the sale. We may also fail to sell the asset. We may also face difficulties collecting defaulted loans or foreclosing on collateral if the debtor is under bankruptcy or judicial or extrajudicial reorganization proceedings. We cannot guarantee that we will be able to collect defaulted loans, successfully and timely foreclose on the loan collateral, or that the recovered amounts will cover the outstanding balance of a defaulted loan. As such, an increase in loan defaults or an increase in our loss from defaults could adversely affect us.
We may be unable to fully implement our management strategies, which may adversely affect us.
We intend to expand our participation in the Brazilian domestic financial market, mainly by expanding our share in the retail segment (including personal loans) and by diversifying and expanding our portfolio of products and services. Our actual productivity, investments, operating costs, and business strategies may be substantially less favorable than originally projected. Difficulties may arise especially in the form of financial, demographic, competition-related, and/or technological issues, among others. We cannot guarantee that we will be successful in implementing our management strategies, or that our concentration of activities in specific segments will not adversely affect us.

Unfavorable rulings in judicial or administrative proceedings, investigation procedures involving Banco Inter, its controlled companies, or their respective officers and directors may cause material adverse effects on the results and reputation of Banco Inter and, consequently, of the Company.
Banco Inter, its controlled companies, and officers and directors are subject to, and are parties to, lawsuits, administrative proceedings, and investigation procedures in the course of their business, related to civil matters, notably consumer, tax, labor, competition, and regulatory relations. Such lawsuits involve reasonable amounts of cash and other forms of compensation.
Banco Inter cannot assure that the results of these actions will be favorable or that it will identify the risks inherent in such actions in a timely manner. The provisions for contingencies recognized by Banco Inter, or that may be recognized in the future, may be insufficient to cover the total cost of these lawsuits.
Furthermore, there is no guarantee that new contingencies related to material legal, arbitral, and administrative proceedings will not arise in the future, which could cause a significant outlay of funds by Banco Inter.
In addition, according to Brazilian legislation, a wide range of conduct involving environmental, labor, or tax laws can be considered criminal offenses. Thus, Banco Inter, its subsidiaries, and members of its management could be subject to criminal investigations and prosecution related to allegations of violations of environmental, labor, or tax laws.
In addition, Banco Inter may incur costs in such proceedings, including legal fees, and may have some of its assets frozen or subject to seizure, which may affect its liquidity.
Additionally, it is possible that Banco Inter may not have the funds necessary to make judicial deposits, provide or offer guarantees in judicial or administrative proceedings that dispute substantial amounts. Difficulty in obtaining the necessary funds to make these deposits or to provide or offer these guarantees will not suspend the collection of amounts arising from any judgments and may have an adverse effect on its business, financial condition, and results of operations.
The inability to make the deposits mentioned above or to provide or offer guarantees may generate formalization of free attachment of its assets, including its financial assets, billing, and even difficulty in obtaining tax clearance certificates, which may have an adverse effect on its operations and on the development of its business.
Banco Inter may be adversely affected in the event of unfavorable decisions in any lawsuits, especially those involving significant sums, or that impose restrictions that prevent Banco Inter from conducting its business as initially planned, as well as in cases of liability for labor debts and/or obligations arising from outsourcing and debts arising from labor claims filed by third parties seeking to establish an employment relationship. In addition, unfavorable decisions in any lawsuits filed against officers and directors of Banco Inter and/or its controlled companies may also disqualify them from acting as officers and directors of Banco Inter and/or its subsidiaries, as well as affect the reputation and business of Banco Inter.
The insurance policies purchased by the Company may be insufficient to cover any claims and losses.
The Company cannot guarantee that its insurance policies, when purchased, will be sufficient in all circumstances, or against all risks to which the Company and its assets are subject. The occurrence of a significant uninsured or uninsurable loss, in part or in full, or failure of the Company's subcontractors to meet indemnity obligations to the Company or to purchase insurance, may have a material adverse effect on the Company. Generally speaking, certain risks may not be covered by the insurers operating in the market (such as, for example, war, acts of God, and force majeure, interruption of certain activities, and human error, including those related to medical error, damages due to contamination). In addition, natural disasters, adverse weather conditions, power outages, and other events can cause physical harm and loss of life, interruption of the Company's business, damage to equipment, pollution, damage to the environment, among others. Additionally, insurance coverage is also conditioned on the timely payment of the respective premium.
Furthermore, the Company cannot assure that it will be able to maintain insurance policies at reasonable costs, terms, and/or conditions in the future. Claims that are not covered by its policies purchased or the impossibility of renewing insurance policies may generate a material adverse effect on the Company's business and results.

Securities and derivatives transactions can result in substantial losses for the Company.
The Company conducts transactions with securities, as well as acquires debt securities and shares for sale. These investments may result in substantial losses to the Company in the future, as the securities are subject to significant price fluctuations.
In addition to this, the Company also carries out transactions with derivatives. Such transactions are subject to market, credit, and operational risks, including basis risk (risk of loss associated with changes in the spread between the return on assets and the funding and/or hedging cost) and credit or default risk (risk of insolvency or other inability of counterparties in a particular transaction to meet their obligations, including the provision of sufficient collateral).
The performance of transactions in the derivatives market may cause variations in its net equity or results greater than those that would occur if these strategies were not used. The Company cannot assure that such transactions will not have a material adverse effect on the Company's financial position.
The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and capital markets, including Brazil, including causing several circuit-breakers on B3 during March of 2020. The prices of most assets traded on B3 have been and are being adversely affected by a number of factors, including the COVID-19 pandemic. Impacts similar to those described above may occur again, causing the assets traded on B3, including the securities issued by the Company, to oscillate.
The Company's results could be materially affected in the event that the use of the "Inter" trademark on any of its main avenues is prevented or prohibited, or if our intellectual property rights are not protected.
The Company believes that the "Inter" brand is an important distinctive sign that differentiates it from its competitors. Some of its trademark applications on the "Inter" trademark were rejected by the National Institute of Intellectual Property (INPI), including the application to register the Inter trademark for use in connection with financial services.
Banco Inter has filed a lawsuit, which is still in progress, to reverse the INPI's decision regarding the "Inter" trademark and judicially register the trademark. Therefore, the Company currently does not have the "Inter" brand, which is the common identifier between its different products. As a result, (i) the Company's ability to protect the Inter brand and prevent third parties from using that trademark is limited, and (ii) there can be no assurance that the relevant authorities would not recognize third-party exclusive rights to the Inter trademark in certain industries or jurisdictions, in which case the Company could be prohibited from using the Inter trademark in those industries or jurisdictions. If the Company is prohibited from using the Inter brand on any of its main avenues, particularly its banking brand, its business could be adversely affected.
In addition, the Company may be unable to obtain intellectual property rights in its technologies and trademarks, and its existing trademark registrations and applications. Consequently, any trademarks that may be used in the future may not provide the Company with competitive advantages or distinguish its products and services from those of its competitors. In addition, the Company's intellectual property rights may be challenged, circumvented, or found to be unenforceable, weak or invalid, and the Company may not be able to prevent third parties from violating or infringing them. The Company may have to become a party to judicial or extrajudicial proceedings to enforce or determine the scope and enforceability of its intellectual property rights, trade secrets, and know-how, which is costly, could cause a deviation of resources, and might not be successful. Any failure to protect the Company's intellectual property rights could materially affect the Company's results.
Third parties may prevent the Company from using the technology necessary to provide its services or may bring intellectual property litigation against the Company.
The Company relies on intellectual property developed by third parties, including open source libraries, to conduct its business, such as patents, computer programs, and user licenses, among others. If its use of third-party intellectual property is deemed illegal or irregular, the Company may be prevented, including through legal action, from continuing to use such assets.
In addition, the Company's inability to negotiate a license to use third party intellectual property that is essential to its business on acceptable terms could lead to suspension of the use of the intellectual property in question or suspension of the provision of services incorporating such intellectual property. In such cases, the Company may be required to indemnify the third party or be involved in costly and complex litigation, which, regardless of the outcome, could materially affect the Company's business and results of operations.

A downgrade of the Company's credit ratings may harm its liquidity and competitiveness, as well as increase its funding costs.
Inter's funding costs and access to the debt capital market are influenced by various factors, such as: macroeconomic conditions, the regulatory environment applicable to financial institutions in Brazil, capital shortfalls, failure to meet obligations with clients and suppliers on a timely basis, maintenance of the volume of time deposits in the Brazilian market, and failure to increase Inter's portfolio of credit operations. Because of this, the Company is significantly dependent on its credit ratings. These ratings are assigned by private credit rating agencies that can reduce or withdraw the ratings assigned to the Company or place the Company on credit watch with negative implications at any time.
An unfavorable change in the factors mentioned above could negatively impact on the Company's credit risk by causing Inter's credit ratings to be downgraded and may increase its borrowing costs and limit its access to capital markets. This, in turn, can reduce revenues and harm the Company's liquidity. The Company cannot guarantee that rating agencies will not downgrade its credit ratings or allocate it a negative credit rating. Changes in circumstances, actual or perceived, may result in significant changes in credit ratings, which in turn could adversely affect the Company's earnings and liquidity.
The Company may not be able to identify, consummate, integrate, or successfully realize and receive the benefits of past and future acquisitions or business partnerships.
The Company has engaged in certain mergers and acquisitions transactions and business partnerships in the past and may undertake further acquisitions and other business partnerships in the future as part of its growth strategy. The Company cannot guarantee that it will be able to identify and secure suitable acquisition or business partnership opportunities.
Acquisitions may expose the Company to unknown obligations or contingencies incurred prior to the acquisition of the acquired companies or their respective assets. The due diligence performed to evaluate the legal and financial condition of the companies to be acquired, as well as any contractual or indemnification guarantees received from the sellers of the target companies or their businesses, may be insufficient to protect or indemnify the Company against any contingencies that may arise. Any significant contingencies arising from acquisitions could impair its activities and results. In addition, the Company may acquire companies that are not subject to independent external auditing, which may increase the risks related to acquisitions.
We may also fail to identify or delay the adjustment of aspects of our acquired company's practices related to, among other things, cybersecurity, information technology, or risk management that are not consistent with our standards. Any failure or delay may increase our exposure to risks related to, among others, cybersecurity, information technology, or risk management.
As a result of a number of factors, we may not be able to benefit from completed acquisitions, including as a result of our inability to:
•     implement our culture in the acquired companies;
•     integrate our operational and accounting policies and procedures;
•     accelerate the consolidation of subsidiaries;
•     maintain existing management to the extent necessary or adapt the operations of the acquired companies; • prevent the loss of customers of the acquired companies or our existing customers; or
•     otherwise generate enough revenue to offset the acquisition costs and expenses.
In addition, the completion and success of any transaction is, at least in part, subject to a number of economic and external factors that are beyond the Company's control. Any combination of the above mentioned factors may result in the inability of the Company to integrate the acquired companies or assets or to achieve the growth or synergies expected from a specific transaction. As a result, the Company's business, results of operations, and financial condition may be materially and adversely affected.

The Company's international expansion efforts may not be successful, or may subject the Company's business to increased risks.
As part of its growth strategy, the Company is expanding its operations by offering its products and services in other regions, in which it has no experience. The Company may not succeed in expanding its operations into these markets in an economically efficient or timely manner, and if it does, the products and services offered by Inter may not experience the same market acceptance in such international jurisdictions as experienced in Brazil. In particular, expansion of Inter's business into new regions (or further expansion into regions in which the Company already currently operates) may depend on the local regulatory environment or require a close business relationship with one or more local banks or other intermediaries, which could prevent, delay, or limit the introduction of products and services in these countries. Local regulatory environments can vary significantly in scope and sophistication.
The Company may also not be able to recover the investments made in new regions in a timely manner, if it does so. If Inter's international expansion efforts are unsuccessful, including because potential customers in a particular jurisdiction do not accept the products and services offered, Inter's reputation and brand could be damaged, and its ability to expand its business and revenues could be adversely affected.
Even if the Company's international expansion efforts are successful, international operations will subject Inter's business to increased risks, including:
•increased regulatory requirements;
•competition from service providers or other local market participants that have more experience in local markets than Inter;
•increased associated costs and difficulty in obtaining, maintaining, processing, transmitting, storing, handling, and protecting intellectual property, proprietary rights, and sensitive data;
•changes in the way business is conducted compared to current operations;
•non-acceptance of the products and services offered;
•the ability to support and integrate with local third-party service providers;
•difficulties in hiring foreign staff and managing foreign operations in an environment with diverse culture, language, laws, and customs;
•difficulties in recruiting and retaining qualified personnel and maintaining the Bank's culture;
•increased costs for travel, infrastructure, and legislation and compliance;
•compliance obligations with various potentially conflicting and changing legal and regulatory regimes, including those relating specifically to financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery, and anti-money laundering;
•compliance with complex and potentially conflicting and changing tax regimes;
•potential tariffs, sanctions, fines, or other trade restrictions;
•currency exposure;
•increased exposure to public health issues, such as the COVID-19 pandemic, and government and industry actions taken to address these issues; and
•regional economic and political instability.
As a result of these risks, the Company's international expansion efforts may not be successful or may be hampered, which would limit the Company's ability to expand its business.

A significant increase in the number of our digital accounts in a short period of time could increase our exposure to operational risks, negatively impacting our business, results of operations, and reputation.
We will reach approximately 24.7 million customers by December 31, 2022, a 51% increase over December 31, 2021. This significant increase in the number of clients in a short period of time increases our exposure to various operational risks, including failures in our capacity to record banking transactions, as well as the unavailability of systems crucial to our business operations, processing of gains and losses in public and private securities, fraud detection, and settlement of buy and sell orders in the capital markets, among other operational processes that may be negatively impacted. The realization of one or more of these risks could adversely affect our results of operations, financial condition, and reputation.
The Company and its controlled company, Inter Shop, may not be able to maintain their strategies for developing and maintaining their on-demand e-commerce service platforms.
The Company and its controlled company, Inter Marketplace Intermediação de Negócios e Serviços Ltda., or Inter Shop, which operates its marketplace, carrying out e-commerce operations for its customers through its digital application. If the Company is unable to maintain its strategies for the development and maintenance of the on-demand and e-commerce services platform, including the maintenance of contracts with certain vendors on which the Company relies to maintain its e-commerce operations, the Company will be harmed by its lack of ability to effect e-commerce transactions and, as a result, the Company's business may be adversely affected.
In addition, companies selling their products on Inter Shop are free to leave the platform and are not bound by non-compete or similar agreements. If the Company cannot retain enough customers selling its products on its platform, its e-commerce activities may stop, which could adversely affect the Company.
Significant deficiencies were identified in the Company's internal controls over financial reporting. If the Company is unable to remedy such significant deficiencies or fails to maintain an appropriate and effective system of internal controls and financial statement disclosures, its ability to present timely and accurate financial statements, its results of operations, and ability to operate its business or comply with applicable regulations could be adversely affected.
We identified material weaknesses in our internal controls over financial reporting as of December 31, 2022. A material weakness is a deficiency, or combination of control deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) lack of controls over accounting reconciliations and manual entries, (ii) lack of a process for identifying significant disclosures, including market and credit risk and income tax reconciliation, (iii) design, implementation and operation of controls over merger and acquisition processes, (iv) insufficient controls over the identification, review, and disclosure of related party transactions, (v) ineffective controls over general information technology controls, or GITCs, in the areas of change management, user identity, and access management processes, including segregation of duties, and (vi) insufficient controls over the database used to calculate allowances for doubtful accounts as a result of manual entries. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. We may be subject to external audit of our internal controls over financial reporting in the future, and our independent registered public accounting firm may identify additional material weaknesses or significant deficiencies.
We are required to perform systems and process evaluations and tests of our internal controls over financial reporting to enable management to assess the effectiveness of our internal controls. Our future testing may reveal other material weaknesses or significant deficiencies and result in a conclusion that our internal controls over financial reporting is ineffective. We expect to incur additional accounting and auditing expenses and spend significant management time in complying with these requirements. If we are unable to comply with these requirements in a timely manner, or if we or our management identify other deficiencies in our internal controls over financial reporting that are considered material weaknesses, the market price of our shares may decline and we may be subject to investigations or sanctions by the SEC and other regulatory authorities.

We are subject to consumer protection laws and governmental consumer protection regulators, and any non-compliance with consumer protection laws or non-compliance with agreements entered into with the respective authorities may cause damage to its image, brands, and financial results.
In Brazil, the Consumer Protection Code, which is applicable to financial institutions, regulates commercial practices and provides for, among other things, product and service conformity responsibility, strict liability of the supplier for the conformity of products or services, reversal of the burden of proof in favor of consumers as the weaker party, joint and several liability of all parties in the supply chain, abuse of rights in contractual clauses, advertising, and information about products and services offered to the public.
The Consumer Protection Code also establishes the rights of consumers to access and modify personal information collected about them and stored in private databases. Brazilian consumer protection laws can result in substantial costs due to non-compliance. Financial institutions are generally exposed to a significant number of administrative and judicial complaints from consumers, and to the scrutiny of federal and state prosecutors' offices and associations for the protection of consumer rights. Banco Inter is involved in certain public civil actions or other types of class actions available under Brazilian law with claims relating to its payroll deductible loans and other matters, and may be subject to further claims in the future.
In addition, with our international expansion, we are subject to international consumer protection rules. Specifically in relation to Inter&Co Payments, we are subject to the rules of the United States federal agency, the Consumer Financial Protection Bureau (CFPB), which is responsible for consumer protection in the financial industry that implements and enforces federal consumer financial laws to ensure that all consumers have access to markets for consumer financial products and services that are fair, transparent, and competitive.
Inter & Co is a foreign company incorporated under the laws of the Cayman Islands and is therefore not under the full jurisdiction of the CVM.
Inter & Co is a foreign company, existing under the laws of the Cayman Islands. Consequently, the rights of the holders of its shares are governed by the laws of the Cayman Islands, as well as its organizational document. The rights of the Company's shareholders under Cayman Islands law may differ from the rights of shareholders of companies based in other jurisdictions. Thus, capital increases, rights, and obligations of shareholders, including voting rights, the right to withdraw from the company, preemptive rights, dividend distributions, attendance at ordinary general meetings, the election of members of management, conflicts of interest, among others, are governed by the laws of the Cayman Islands, mainly the Company Act, which differs in various respects from Brazilian corporate legislation.
The duties and responsibilities of our officers and members of the board of directors may differ from the duties and responsibilities of the management of a Brazilian public company. Also, the responsibility related to compliance with the rules issued by the CVM applicable to foreign issuers, such as CVM Resolution No. 44, of August 23, 2021, and CVM Resolution 80, of March 29, 2022, usually falls on the legal representatives and corporate officers of a company. As the Company is not a Brazilian company, the CVM's power of inspection and sanction in relation to the conduct of Inter & Co's officers and directors is limited, in comparison to the corporate officers of Brazilian public companies, including not being charged with investigating deviations of conduct, such as non-compliance with fiduciary duties, making it difficult to effectively execute its rules and decisions.
Thus, any sanctions ordered by the CVM can most likely only be imposed on the Brazilian representatives of Inter & Co.
If trading of the majority of the Company's shares is not concentrated on Nasdaq and the Company's assets remain concentrated in Brazil, the foreign regulator and self-regulator may not have sufficient incentives for oversight of the Company.
As practically all of the Company's operations are currently in Brazil, in the context of the Company's registration as a foreign issuer for the purpose of issuing Level II BDRs, the CVM, according to the Board Meeting held on June 21, 2022, waived the requirement for the Company to have its shares traded in the previous 12 months on a foreign stock exchange (article 1, paragraph 1, subsection II, letter "a" of Annex 32-I of CVM Instruction No. 480/2009 (now Exhibit J of CVM Resolution No. 80/2022).

In view of the granting of this waiver and since in the context of the Inter corporate reorganization, Banco Inter's shareholders received BDRs issued by the Company, it is possible that Nasdaq will not represent the largest trading market for the Company's shares.
The absence of a relevant volume of trading in the Company's U.S. issued shares and assets abroad could potentially reduce the incentives of the foreign regulator and self-regulator to exercise detached supervision and oversight of the Company, which could be detrimental to its shareholders.
The Company's bylaws do not limit the number of shares that can be bought back by the Company.
The Company's bylaws provide that the Board of Directors can approve buybacks of the Company's shares. Unlike the limitation provided for in Brazilian regulations, the legislation applicable to the Company does not impose any limit on the number of shares that can be brought back.
Accordingly, if the Board of Directors decides to buy back a large number of shares, the liquidity of the shares could be affected.
The Company may not be able to consolidate the properties secured by fiduciary sale (or mortgage), which could impact on its business.
Due to the increase in the Company's credit portfolio, the volume of foreclosures arising from customer defaults may increase significantly, which would indicate a risk to the Company's credit portfolio. All the Company's real estate financing is guaranteed by fiduciary sale or mortgage. In the event of default by the assignor (or counterparty), and after the grace period established in the contract is complied with, and after the time limit for purging the arrears has expired, the Company may request consolidation of ownership of the property in its name and may procure auction of the property.
The Bank is not subject to any deadline for the foreclosure of the property and the deadline for the full foreclosure of the property by the Company may vary, depending on the situations that occur during the extrajudicial procedure, such as the imposition of notarial requirements, difficulty in locating the debtor in order to purge the arrears, the need to publish notices to purge arrears, filing of lawsuits by the debtor with a request to suspend the extrajudicial process of summons/consolidation of ownership, among others. In addition to the possibility of delay in the proceeding, there is also the possibility for the debtor to question the procedure, which may lead to eventual judicial declaration of nullity of some act or even annulment of the ownership consolidation procedure, auction, and even of any bidding process carried out, which may adversely impact on the Company. Because of depreciation and other maintenance costs that impact on the guarantee, the Company tries to sell the assets that are not for its own use within a short period. The Company may be unable to sell its properties on acceptable terms and conditions, which could adversely affect it.
In addition, specifically in relation to the foreclosure of collateral, subject to the laws and regulations in force, there is no way to ensure that the amounts obtained by the Company at the auctions for sale of consolidated real estate will be sufficient to reach the amounts due and unpaid by its clients.
If the Company is not effective in its collection and/or foreclosure procedures or is not successful in auctions of properties pledged as collateral, its results of operations and financial condition could be adversely affected.
Disruptions or volatility in the global financial and credit markets may adversely affect the financial and economic environment in the countries in which the Company operates, primarily Brazil, which could have a material adverse effect on its business, financial condition, and results of operations.
Our operations are dependent on the performance of the economies in which we do business, especially Brazil. Crises and volatility in financial markets in countries other than Brazil may affect the global financial markets and the Brazilian economy and could have a negative impact on our operations.

Volatility and uncertainty in the global financial and credit markets generally lead to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on acceptable financial terms, if any. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and results of operations may be adversely affected. In addition, economic and market conditions in other countries, including the United States, European Union countries, and emerging markets, can affect the volume of foreign investments in Brazil. If the level of foreign investment decreases, our access to capital may also decrease, which could adversely affect our business, ability to take advantage of strategic opportunities, and, ultimately, the trading price of the BDRs backed by our Class A Shares.
In addition, the demand for credit and financial services, as well as our customers' ability to make payments and deposits, is directly impacted by macroeconomic variables such as economic growth, income, unemployment rate, inflation, and fluctuations in interest and exchange rates. Disruptions and volatility in global financial markets can have significant consequences in the countries where we operate, such as volatility in security prices, interest rates, and exchange rates. Increased uncertainty and volatility can result in a slowdown in the credit market and the economy, which in turn can lead to higher unemployment rates and reduced consumer purchasing power. Such events could significantly impair our customers' ability to meet their obligations and increase past due or delinquent loans, resulting in an increase in the risk associated with our lending activity.
Any growth of the Brazilian economy is limited by inadequacies in infrastructure, including energy shortages and deficiencies in the transport, logistics and telecommunications sectors, lack of skilled labor and public and private investment in these areas and in education, limiting productivity and efficiency. Any of these factors could result in volatility in the labor market and have an aggregate impact on income, purchasing power, and consumption levels, which could adversely affect us in a material way due to the restricted growth of the economy and the consequent increase in default rates.
The Company is subject to various risks in its credit card operations.
The Company issues credit cards and payment cards to its customers. Its credit card operations are subject to various risks, including fraud risk and credit risk of its customers, as well as risks related to the general economic conditions of the Brazilian economy. Fraud risks include losses from various types of fraud by the Company's customers or third parties, including use of stolen or fraudulent credit card data, attempted payments with insufficient funds, and other forms of fraud.
Scammers use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person's identity, account, or payment information, and unauthorized acquisition or use of credit or debit card data, bank account information, and cell phone numbers and accounts. The Company's credit card credit risk is the risk that its customers will not have sufficient funds to pay the credit card balance when due. This risk could be exacerbated if the models used by the Company to determine the amount of credit it extends to each customer are not properly calibrated.
The Company may be subject to the Economic Substance Regime in the Cayman Islands.
On December 27, 2018, the Cayman Islands published "The International Tax Co-operation (Economic Substance) Act" (as amended) and "The International Tax Co-operation (Economic Substance) (Prescribed Dates) Regulations (as amended)" (when taken together, "Initial Act"). The Initial Act was amended several times by amending instruments, which were later consolidated into "the International Tax Co-operation (Economic Substance) Act (As Revised)" ("Economic Substance Act"). The Economic Substance Act is supplemented by Guidance on Economic Substance for Geographically Mobile Activities, version 3.1 of which was issued on June 30, 2021. The Company may be subject to the Economic Substance Act, considering that the Economic Substance Act was enacted recently, and its business activities and operations may change from time to time. Because of this it is not possible to predict the impact that the adoption of the Economic Substance Act could have on the Company and its subsidiaries. Compliance with any applicable regulatory obligations may create significant additional costs that may be borne by the Company or affect its management and operations.

Failure to improve the Company's information technology systems linked to the Company's operations or its inability to make the necessary investments to keep up with the technological evolution of the banking and financial market could adversely affect its operations.
Considering that the Company's core business is intrinsically linked to a digital environment, in which the development of new technologies is daily, the Company's ability to maintain its competitiveness and expand its business depends on its ability to improve its information technology systems and increase its capacity in a cost-efficient manner.
Because of this, the Company needs to make investments on an ongoing basis for significant improvements in its information technology infrastructure in order to remain competitive. It is not possible to guarantee that resources will be available in the future to maintain the level of investment required to support the improvement or updating of its information technology infrastructure, which could lead to a significant loss of competitiveness against its main competitors, as well as the Company's inability to keep up with the evolution of industry and customer needs.
Furthermore, it is not possible to predict the effects of technological changes on the Company's business. In addition to its own initiatives, the Company depends in part on third parties for the development of and access to new technologies. Services and technologies applicable to the industry in which the Company operates may emerge and render obsolete the technologies currently used in its products and services. Developing and incorporating new technologies into its products and services may require substantial investment and considerable time, and ultimately may not be successful. In addition, the Company's ability to adopt new products and services and develop new technologies may be inhibited by industry standards, changes in laws and regulations, customer resistance, third-party intellectual property rights, or other factors. The Company's success will depend on its ability to develop and incorporate new technologies, meet the challenges posed by the rapidly evolving market for electronically delivered financial services, and adapt to technological changes, and if it is unable to do so in a timely or cost-effective manner, its business and results of operations may be adversely affected. The company has systems, programs, and routines that are developed and codified by its employees and outsourced professionals. It cannot be guaranteed that these codes will not contain unmapped faults or security holes.
A deterioration in the Company's credit rating may increase its funding costs, which could adversely affect its results of operations and financial condition.
The costs involved in raising funds are influenced by numerous factors, such as macroeconomic conditions, the regulatory environment for Brazilian banks, insufficient capital, the Company's failure to meet its obligations to its clients and suppliers on time, the continued availability of time deposits in the local market, greater difficulty in obtaining new funds, and the failure to expand its credit portfolio. Any unfavorable change in these factors could adversely impact on the Company's credit rating, which could restrict its ability to borrow funds, assign credit portfolios or issue securities on acceptable terms, increase the cost of raising funds, and adversely affect its results of operations and financial condition.
The company keeps information and data produced in its operations on cloud servers directly on the internet. Any interruption or failure in the systems responsible for this storage may result in losses or disclosure of sensitive information, temporary interruption of operations, as well as liability for third parties that may be directly or indirectly affected by events of this nature, which may adversely affect the Company's operations.
The company's operations depend on the efficient and uninterrupted operation of its information systems. The data and information generated in the operations are processed and stored in virtual servers, directly on the internet, through cloud storage providers. If these servers have their activities interrupted due to their own failures, failures arising from outsourced services, or as a result of viral attacks, or physical or electronic invasions, or due to the inability to comply with contracts assumed, there may be temporary interruptions in the Company's operations, as well as its liability to third parties that may be directly or indirectly affected by such occurrences, which may adversely affect the Company's operations.

The Company may not be able to continue to expand its loan portfolio or effectively manage significant increases in its loan origination, either of which could adversely affect its reputation, business, financial condition, and results of operations.
A substantial part of the Company's loan portfolio consists of loans to real estate purchasers and refinancing of existing loans. Historically, most of the Company's real estate loan origination has been related to refinancing existing loans (including from other financial institutions) rather than making new loans. Thus, if interest rates rise, the Company expects to face more competition for loans originated or refinanced, as well as less demand for loans in general, and therefore may be adversely affected if it is unable to increase its share of loan originations through refinancing.
In addition, the Company's ability to originate loans is also subject to other market factors. Such factors include, for example, reductions in the general level of refinancing activity, slow growth or less housing finance activity, or inadequate supply in the housing market. Such factors, among others, may impact on the Company's ability to continue to increase loan origination volume and may cause the Company to accept lower margins on its loans in order to remain competitive, which could adversely affect its business.
Currently, the Company is operating in a period of economic uncertainty and disruption in the capital markets, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and the Ukraine. The Company's business may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in the Ukraine or any other geopolitical tension.
Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the beginning of the military conflict between Russia and the Ukraine. While the duration and impact of the ongoing military conflict are highly unpredictable, the conflict in the Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, and supply chain disruptions. The Company continues to monitor the situation in the Ukraine and globally and assesses its potential impact on its business.
In addition, the previous annexation of Crimea by Russia, the recent recognition of two breakaway republics in the Donetsk and Luhansk regions of the Ukraine, and subsequent military interventions in the Ukraine have led to sanctions and other sanctions imposed by the United States, the European Union, and other countries against Russia, Belarus, the Crimean Region of the Ukraine, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic, including an agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, an expansive ban on imports and exports of goods to and from Russia, and a ban on the export of U.S.-denominated banknotes to Russia or persons located there. Additional potential sanctions have also been proposed and/or threatened. Russian military actions and the resulting sanctions could negatively affect the global economy and financial markets and lead to instability and illiquidity in the capital markets, potentially making it difficult to raise additional funds and sell the shares we are offering. The extent and duration of military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Such interruptions may also magnify the impact of other risks described in this Reference Form.
The Company's shareholders may suffer dilution of their equity interest.
The Company may need additional resources in the future and may not be able to obtain financing on attractive terms. If the Company is unable to raise adequate funds to meet its capital needs, a capital increase may be required. In addition, the Company may opt to seek additional capital if management believes that funding conditions will be more advantageous. Any additional funds raised through capital increases may dilute the equity interest of the Company's shareholders if they do not participate proportionately in such capital increases.

If the trading price of our Class A common shares fluctuates, our investors could lose a significant portion of their investments. A significant number of our class A common shares are held through our BDRs in Brazil, which may impact on the liquidity and trading price of our class A common shares.
The market price of the Class A common shares can be influenced by many factors, some of which are beyond our control, including:
•     announcements by us or our competitors about significant contracts or acquisitions; • technological innovations by us or our competitors;
•    failure of financial analysts to continue to cover our Class A common shares; - actual or anticipated changes in our results of operations;
•     changes in the financial estimates of financial analysts, or any failure by us to meet or exceed any of those estimates, or changes in the recommendations of any financial analysts who choose to follow our Class A common shares or the stock of our competitors;
•     adverse news relating to us and our business, our executives, and key business partners or suppliers; future sales of our shares (including by our controlling shareholder who may, at any time, convert
•     its class B common stock into class A common stock); and • investors' perceptions of us and the industries in which we operate.
In addition, the global stock market in general has experienced substantial price and volume fluctuations that are often unrelated or disproportionate to the operating performance of particular affected companies. These broad market and industry factors can materially harm the market price of our Class A common shares. In the past, following periods of volatility in the market price of securities of certain companies, securities class actions have been instituted against these companies. Such litigation, if brought against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be severely impaired.
A significant number of our Class A common shares are held through our BDRs in Brazil, which may impact on the liquidity and trading price of our Class A common shares. To the extent our Class A common shares are held through our BDRs, you may have difficulty selling any of our Class A common shares. We cannot predict the extent to which investor interest in us and our Class A common shares will affect the trading market for our Class A common shares on Nasdaq or otherwise or how liquid that market may become.
We may issue additional Class A common shares, which may dilute your ownership interest in our capital stock and affect the trading price of our Class A common shares and, consequently, the trading price of our BDRs
We may issue additional shares of Class A common shares in the future, which may result in dilution of your ownership interest in our capital stock and affect the trading price of our Class A common shares. Existing Class A shareholders will have no preemptive or priority rights to participate in a priority offering of our Class A common shares.
Under our Bylaws, holders of our Class B common shares have preemptive rights to maintain their proportional ownership interests. For more information, see item "12. Capital stock and securities.”
We may also raise additional funds to expand our business and implement our growth strategy through public or private issuances of common shares or securities convertible or exchangeable into our shares, which may dilute your ownership interest in our capital stock or result in other similar transactions in the future that may dilute your ownership interest in our capital stock or result in a reduction in the market price of our shares. Any fundraising through the issuance of shares or securities convertible or exchangeable into shares or participation in corporate transactions with similar effect to a merger may dilute your ownership interest in our capital stock or result in a reduction in the market price of our Class A common interest shares.
Our Bylaws contain anti-takeover provisions that may discourage third parties from acquiring us and adversely affect the rights of holders of our Shares.

Our Bylaws contain certain provisions that may limit the ability of others to acquire our control, including a provision granting authority to our board of directors to establish and issue from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions may have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price, thereby discouraging third parties from attempting to obtain our control in a public offering or similar transactions.
The requirements associated with being a listed company in the United States require significant company resources and management attention.
We are subject to certain reporting requirements of the Exchange Act and other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. These rules and regulations have increased and may continue to increase our legal, accounting, and financial compliance costs and may make some activities more time-consuming and expensive. New rules and regulations regarding disclosure, financial reporting and controls, and corporate governance, which may be adopted by the SEC, Nasdaq, or other regulatory agencies or exchange entities from time to time, may result in a significant increase in legal, accounting, and other compliance costs and make certain corporate activities more time-consuming and expensive, which could adversely affect our business, financial condition, and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified people to serve on our board of directors or as executive officers. These cost increases and the deviation of management's attention may adversely and significantly affect our business, financial condition, and results of operations.
Our dual class capital structure means that our shares will not be included in certain indices. We cannot predict what impact this may have on the trading price of our Class A common shares, and, consequently, the trading price of our BDRs.
In 2017, FTSE Russell, S&P Dow Jones, and MSCI announced changes to their eligibility criteria for inclusion of public company shares in certain indices to exclude companies with multiple classes of common stock from being added to such indices. The FTSE Russell announced plans to require new constituents of its indexes to have at least five percent of their voting rights in the hands of public shareholders, while S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together form the S&P Composite 1500. MSCI also opened public comments on the treatment of non-voting and multi-class structures and temporarily barred new multi-class listings of its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October of 2018, MSCI announced its decision to include stocks "with unequal voting structures" in its indexes and launch a new index that specifically includes voting rights in its eligibility criteria. We cannot guarantee that other stock indexes will not adopt an approach similar to that of FTSE Russell, S&P Dow Jones, and MSCI in the future. Under the policies announced, our dual-class capital structure makes us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that passively attempt to track these indices will not invest in our shares. It is not yet clear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from the indices, but in certain situations they may depress these valuations compared with those of other similarly included companies. Exclusion from the indices may make our Class A Shares and, consequently, our BDRs, less attractive to investors and, as a result, the market price of our Class A Shares and, consequently, of our BDRs, may be adversely affected.

Inter & Co is a Cayman Islands exempt company with limited liability. Inter & Co shareholder rights, including with respect to fiduciary duties and corporate opportunities, may differ from shareholder rights governed by the laws of U.S. jurisdictions.
Inter & Co is a Cayman Islands exempt company with limited liability. Inter & Co's corporate affairs are governed by its Bylaws and the laws of the Cayman Islands. The rights of Inter & Co shareholders and the responsibilities of Inter & Co board members may differ from the rights of shareholders and responsibilities of officers and directors in companies governed by the laws of U.S. jurisdictions. In particular, under Cayman Islands law, the officers and directors of a Cayman Islands company have fiduciary duties to the company and, separately, duties of care, diligence, and skill to the company. Under Cayman Islands law, officers and directors have the following fiduciary duties: (1) a duty to act in good faith in what the director or officer believes to be the best interests of the company as a whole; (2) a duty to exercise powers for the purposes for which those powers were conferred and not for collateral purposes; (3) officers and directors must not unduly restrict the exercise of future discretion; (4) a duty to exercise powers fairly among different sectors of shareholders; (5) a duty to exercise independent judgment; and (6) a duty not to place themselves in a situation of conflict between their duties to the company and their personal interests. Inter & Co's Bylaws amended the latter obligation by providing that an officer or director must disclose the nature and extent of his or her interest in any contract or arrangement and, upon such disclosure, such officer or director shall not vote with respect to any transaction or arrangement in which he or she is interested and shall not be counted in the quorum of the meeting. The resolution can be approved by a majority of the board members present at the meeting. On the other hand, under Delaware corporate law, an officer and director has a fiduciary duty to the corporation and its shareholders (composed of two components) and the officer and director's duties prohibit him from self-dealing and provide that the best interests of the corporation and its shareholders take precedence over any interest held by a director, officer, or controlling shareholder and not shared by the shareholders at large.
Shareholders and holders of Inter & Co BDRs may face difficulties in protecting their interests because Inter & Co is a Cayman Islands exempt company.
Inter & Co's corporate affairs are governed by our Bylaws, the Cayman Islands Companies Act (as revised), or the Companies Act, and the common law of the Cayman Islands. Rights of action against shareholders and holders of BDRs of Inter & Co against Inter & Co officers and directors, minority shareholder actions, and the fiduciary responsibilities of our officers and directors to us under Cayman Islands law are largely governed by Cayman Islands common law. The customary law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, which has persuasive, but not binding, authority in a Cayman Islands court. The rights of shareholders and holders of BDRs of Inter & Co and the fiduciary responsibilities of Inter & Co's officers and directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less exhaustive body of securities laws than the United States. In addition, some US states, such as Delaware, have a more complete and mature body of corporate law than the Cayman Islands.
Although Cayman Islands law allows a dissenting shareholders to express their opinion that a judicial reorganization of a Cayman Islands company would not provide fair value for the shareholder's shares, Cayman Islands statutory law does not specifically provide for shareholder valuation rights in connection with a merger or consolidation of a company that occurs through a scheme of arrangement. This can make it more difficult for the investor to assess the value of any consideration you may receive in a merger or consolidation (through a scheme of arrangement) or to require the acquirer to give you additional consideration if the investor believes the consideration offered is insufficient. However, the Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not occur by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for determination of the fair value of the dissident shares if it is not possible for the company and the dissident to reach agreement on a fair price within the prescribed time limits.
Shareholders of Cayman Islands exempt companies do not have general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of shareholder lists. Inter & Co's officers and directors are free under Inter & Co's Bylaws to determine whether, and under what conditions, Inter & Co's corporate records may be inspected by Inter & Co's shareholders, but are not required to make them available. This may make it more difficult for investors to obtain the information needed to establish any facts necessary for an action by a shareholder and holders of Inter & Co BDRs, or to solicit proxies from other shareholders in connection with a proxy contest.

As a foreign private issuer and an "emerging growth company" (as defined in the JOBS Act), Inter & Co has different disclosure and other requirements than US domestic listed companies and non-emerging growth companies.
As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than U.S. residents and non-emerging growth companies. For example, as a foreign private issuer, in the United States, Inter & Co is not subject to the same disclosure requirements as a U.S. domestic listed company under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. residents under Section 14 of the Exchange Act or insider reporting and short-term profit rules applicable to U.S. residents under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules that will allow Inter & Co to follow Cayman Islands legal requirements, rather than some of the requirements applicable to U.S. residents.
We follow Cayman Islands laws and regulations applicable to Cayman Islands companies. However, the Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to reporting on Form 10-Q or 8-K, or the U.S. rules relating to liability for insiders who profit from trades made within a short period of time, as noted above.
In addition, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Fair Disclosure Regulation, intended to prevent issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations that have, in some respects, a similar effect to the Fair Disclosure Regulation. As a result of the above, although we are required to file reports on Form 6-K disclosing the limited information that we have made or are required to make public under Cayman Islands law, or are required to distribute to shareholders generally, and this is important to us, you may not receive information of the same type or amount that must be disclosed to shareholders of a U.S. company.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this law, as an emerging growth company, Inter & Co is not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, while we are an emerging growth company, U.S. Public Company Accounting Oversight Board, or PCAOB, auditing standards will not apply to our audits (unless the SEC determines otherwise) and our auditors will not need to attest to Inter & Co's internal controls under Section 404(b) of the Sarbanes-Oxley Act. We can follow these reporting exemptions until Inter & Co is no longer an emerging growth company. We cannot predict whether investors will find Inter & Co common stock less attractive because we can count on these exemptions. If some investors find Inter & Co common stock less attractive, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.
As a foreign private issuer and a "controlled company", we can rely on exemptions from certain corporate governance requirements. Our investors will not have the same protections afforded to shareholders in companies subject to such requirements.
We are a "controlled company" within the meaning of the corporate governance standards of the Nasdaq corporate governance rules, and a foreign private issuer, which allows us to rely on exemptions from certain corporate governance requirements. As a result, (i) we are not required to have a board composed of a majority of "independent board members" as defined by the rules of such an exchange, (ii) we are not required to have a compensation committee that is composed entirely of independent board members; and (iii) we are not required to have a nominating and corporate governance committee composed entirely of independent board members. We use and intend to continue using these exemptions.

United States civil liabilities and certain judgments obtained against Inter & Co by Inter & Co shareholders may not be enforceable.
We are a Cayman Islands exempt company and substantially all of our assets are located outside the United States. In addition, the majority of Inter & Co's officers and directors and executives are nationals and residents of countries other than the United States. A substantial part of these people's assets are located outside the United States. As a result, it can be difficult to effect service of process within the United States on these people. It may also be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and officers and directors of Inter & Co who are not residents of the United States and whose substantial majority of assets are located outside of the United States.
In addition, it is unclear whether the original actions based on civil liabilities based solely on U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. The courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of the U.S. courts based on the civil liability provisions of the securities laws of the United States or of any state of the United States on the basis that such provisions are criminal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated amount, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a judgment of the Cayman Islands in respect of the same matters, and was not obtained in a manner contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court can stay proceedings if competing cases are being brought elsewhere.
Brazilian court judgments to enforce our obligations with respect to our class A common shares may be paid only in Brazilian Reais.
Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations with respect to our Class A common shares, we may not be obliged to fulfill our obligations in a currency other than the Brazilian Real. Under Brazilian foreign exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the Brazilian Real can only be satisfied in Brazilian currency at the exchange rate, normally determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are normally adjusted to reflect foreign exchange rate variations and adjustment for inflation until the date of actual payment. The then current exchange rate may not provide non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.
There may be adverse US tax consequences for US citizens holding Class A common shares if we are treated as a passive foreign investment company.
U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the value of its assets (usually determined on a quarterly average basis) is attributable to assets that produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% of the value of another corporation's stock is treated as though it owned its proportionate share of the other corporation's assets and directly received its proportionate share of the other corporation's income.
Based on our Audited Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our revenue and, relevant market and shareholder data, we do not believe that we have been treated as a PFIC for our 2022 or 2021 taxable year and do not anticipate becoming a PFIC in our current taxable year or in the reasonably foreseeable future.
However, the determination of whether we are a PFIC must be made annually after the close of each fiscal year and based on the facts and circumstances at the time, such as the valuation of our assets, including goodwill and other intangible assets, which may depend on the value of the Class A common shares and BDRs, which may vary from time to time. The determination of our PFIC status also depends on whether and how quickly we apply significant amounts of cash and other liquid assets. In addition, although we consider ourselves to be actively engaged in an active business, some of our revenues may be treated as passive revenue unless they qualify for an exception for certain revenue derived from the active conduct of a banking business, or the "Active Banking Exception" and related assets may be considered passive assets unless the Active Banking Exception applies. We believe that the Active Bank Exception, as interpreted by Treasury regulations, including the recently proposed Treasury regulations, or the Proposed Regulations, should be applied to treat such revenues and related assets as assets, but such treatment is not certain. In addition, while the Proposed Regulations allow taxpayers to rely on them, it is possible that the U.S. Department of the Treasury, or Treasury Department, will not follow the Proposed Regulations' approach when issuing final regulations, in which case the Active Bank Exception may not apply to our income and it is possible that we will be treated as a PFIC. Thus, there is no guarantee that we will not be treated as a PFIC in a given fiscal year. If we are a PFIC, U.S. shareholders would be subject to certain adverse U.S. federal income tax consequences, as discussed under "Taxation-U.S. Federal Income Tax Considerations."
If we are required to register under the Investment Company Act, our ability to conduct our business may be adversely affected and you may suffer losses.
Inter & Co is not registered and does not intend to register as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. The Investment Company Act contains substantive legal requirements that regulate the way in which investment companies can conduct their business activities. Inter & Co's assets are mainly its indirect shareholding in Banco Inter, which we believe is not an investment company under the exemption set out in Rule 3a-6 of the Investment Company Act (which covers foreign banks). We expect Inter & Co's operations to be conducted through wholly or majority owned operating subsidiaries, such that Inter & Co and each of its subsidiaries are not an investment company under the Investment Company Act. As a consequence of trying to avoid the need for continued registration under the Investment Company Act, we may be prevented from holding certain securities or we may structure transactions in a way that is less advantageous than would be the case in the absence of such requirements.
In addition, if we were to be considered an investment company, the restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to enter into transactions with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations. Under Brazilian law, we may change our deposit agreement with respect to BDRs and the rights of BDR holders by contract with the BDR Depositary and without the consent of BDR holders.
Under Brazilian law, we may change the BDR deposit agreement and Inter & Co's BDR rights by means of an agreement with the BDR Depositary and without the consent of the BDR holders. In such a case, even if the change or amendment is materially adverse to the BDR holders' rights, it will take effect and the BDR holders will not be able to challenge such change.
There are no specific rules regarding the exit of our BDRs from B3. We may decide to delist the Inter & Co BDRs from B3. In this case, we cannot guarantee that we (or any person related to us) will make a public offering to acquire Inter & Co's BDRs or the underlying Class A common shares on terms and conditions that meet the expectations of BDR holders, which, under no circumstances, may prevent us from cancelling our registration with the CVM and withdrawing our BDRs from B3.
b.    your shareholders, especially the controlling shareholders
Our controlling shareholder owns all of our Class B common stock, which represents approximately 80% of the voting power of our issued share capital and controls all matters requiring shareholder approval.
Our controlling shareholder controls us through ownership of all of our Class B common shares and, therefore, approximately 80% of our voting capital. Our Class B common stock is entitled to 10 votes per share and our Class A common shares is entitled to one vote per share. As a result, our controlling shareholder controls the outcome of all decisions at our general meetings and can elect a majority of the members of our board of directors. They can also direct our actions in areas such as business strategy, financing, distributions, acquisitions, and divestitures of assets or businesses. For example, our controlling shareholder may cause us to make acquisitions that increase the value of our indebtedness or outstanding Class A common shares, sell revenue-generating assets, or inhibit change-of-control transactions that could benefit other shareholders. Our controlling shareholder's decisions on these matters may be contrary to their expectations or preferences, and they may take actions that may be contrary to their interests. For more information about shareholdings in Inter & Co, see sections "6. Control and economic group" and "11. Transactions with related parties.”

As long as our controlling shareholder owns a sufficient number of shares of our Class B common stock, even if it owns significantly less than 50% of our outstanding capital stock, it can effectively control our decisions.
c.    your controlled and associated companies
Our holding company structure makes us dependent on the operations of our subsidiaries, which may affect our ability to pay cash dividends in the foreseeable future.
Inter&Co is a holding company that holds the controlling interest in our operating companies. Consequently, our relevant assets are our direct and indirect ownership interests in our subsidiaries and, therefore, our ability to make cash distributions is subject to the results of operations of our subsidiaries. Currently, all of our revenues are expected to come from Banco Inter and its subsidiaries. We expect to continue to depend on our subsidiaries for a significant portion of our revenues for the foreseeable future, and any reduction in revenue from our subsidiaries or any other event that significantly affects our subsidiaries could have a material adverse effect on our financial condition and results of operations.
Additionally, we have non-controlling shareholders in some of our subsidiaries or investees. These non-controlling shareholders may have the power to influence certain decisions of the subsidiary or investee and may also have economic interests different from ours and may act contrary to our strategy or objectives. If we are unable to obtain the consent of non-controlling shareholders to approve decisions we deem appropriate, we may not be able to implement, in whole or in part, the business strategy for these companies, which could adversely affect our results of operations.
The structure of our holding company also means that we depend on payments, dividends, and distributions from our subsidiaries to obtain funds to pay operating and other expenses of our holding company and to pay future cash dividends or distributions, if any, to holders of our BDRs backed by Class A Shares of our issuance. In addition, payments, dividends, and distributions from our subsidiaries to us to pay future cash dividends or distributions, if any, to holders of our BDRs, backed by our Class A Shares, may be restricted by financing arrangements that we or our subsidiaries may enter into in the future. Additionally, we and our subsidiaries may be required to obtain approval from creditors to make such payments in the event that we are in default or under payment obligations.
In addition, we may be adversely affected if the Brazilian government imposes legal restrictions on the distribution of dividends by our Brazilian subsidiaries. In the past, in response to uncertainty regarding the economic effects of the COVID-19 pandemic, the Central Bank of Brazil has restricted financial institutions, such as Banco Inter, from paying dividends in fiscal year 2020 above the minimum required by law (or, if applicable, the minimum limit established in the entity's organizational documents). The Brazilian government or regulatory authorities may create other similar restrictions in the future.
We may also incur tax costs in connection with any dividends or distributions from our subsidiaries, which may affect the amount available for us to distribute to holders of our BDRs, backed by our Class A Shares. The Brazilian Congress is discussing a tax reform that could create a tax on dividends and increase the rates of other forms of distribution. This new or increased tax burden may adversely affect our and our subsidiaries' ability to pay dividends or make distributions.
The declaration, payment, and amount of any future dividends or distributions to holders of our BDRs backed by our Class A Shares will be made at the discretion of our board of directors and will depend, among other things, on our results of operations, cash flows and financial condition, operating and capital requirements, and other factors that our board of directors deems relevant. We cannot guarantee that we will pay dividends in the future.
The retail sector in Brazil is highly competitive, which may adversely affect the market share of Inter Shop, the Company's indirect subsidiary, and consequently affect the net revenues of its operations.
Inter Shop, the Company's controlled company, faces intense competition. Some of Inter Shop's competitors that are retailers or marketplace operators that carry inventory benefit from more beneficial tax treatment, as they get tax credits that are not available to operators that do not carry inventory, such as Inter Shop. In addition, it competes with many multinational general merchandise retail chains, as well as big box stores that offer their customers durable goods. Some of these international competitors may have access to larger sources of financing at lower costs than Inter Shop.

In addition, consumers' purchasing decisions are affected by factors such as brand recognition, quality, product performance, credit availability, price, and individual consumer habits and preferences. Some competitors may make substantially larger marketing investments than Inter Shop. If Inter Shop's advertising, promotional, or marketing strategies are not successful, or if there is any inability to offer new products (and services) that meet market demands (or changes in consumer habits), or if there is a lack of success in administering and managing new products or if the profitability of these efforts is not adequate, or if for other reasons end consumers believe that other competitors' products and services are more attractive, then Inter Shop's sales, profitability, and results of operations may be affected, which could adversely impact on the Company's results.
Competition in e-commerce may also intensify. Other companies in the retail and e-commerce business may enter into alliances or agreements that will strengthen their competitive position. As the customer portfolio grows and their loyalty increases in the various segments of the Internet market, the participants in these segments may seek to expand their business to the market segments in which Inter Shop operates. In addition, new technologies can further intensify the competitive nature of online retailing. It is believed that the nature of the Internet as an electronic marketplace facilitates the entry of competitors and allows for price comparison shopping. This increase in competition may reduce Inter Shop's sales, profitability, and results of operations, which could negatively impact on the Company's results. Also, competitors may be able to provide more resources for technology development and marketing than Inter Shop. Furthermore, as the use of the Internet and other online services increases, retailers in this market may be acquired by, receive investments from, or enter into other business relationships with larger, more established, and financially well-funded companies.
The Company indirectly controls Inter Seguros, an insurance broker. Potential changes in the insurance brokerage regulatory environment could have a material adverse effect on its business, financial condition, results of operations, and prospects for expansion.
Inter Seguros' activities are subject to supervision, mainly by the Superintendence of Private Insurance [“Superintendência de Seguros Privados”] ("SUSEP") and the National Council of Private Insurance ("CNSP"). Changes in the laws and regulations applicable to the insurance market, reinsurance, and insurance brokers could have a material adverse effect on the business of insurance companies. There can be no assurance that the Federal Government, whether through SUSEP or any other government entity or body, will not change such laws and regulations, which may prevent or restrict Inter Seguros' operations, adversely affecting its business, financial condition, results of operations, and prospects for expansion.
d.    your officers and directors
We may be materially affected if key members of the Company's management resign, or if the Company fails to attract skilled management and qualified employees.
The Company's ability to remain competitive in the market and achieve its growth targets depends on its Management. The Company may not be able to successfully attract and retain specialized management. If key members of management resign, or if the Company is unable to continue to attract and retain expert management, its business, financial condition, and results of operations may be adversely affected.
In addition, the Company's business involves specialized functions and requires qualified personnel with a wide range of experience and talent. The Company may face a shortage of personnel in the market and increases in labor costs, and to maintain the growth of its business, the Company needs to attract and retain highly qualified employees.
There is a limited group of professionals who have the necessary skills and training to help its growth, and the Company competes for talented professionals not only with other companies in the Brazilian financial industry, but also internationally, especially given the flexibility for remote work since the beginning of the COVID-19 pandemic.
If the Company loses key members of its management or key people, the Company may not be able to make an adequate or qualified replacement, and may incur additional expenses to recruit and train a replacement, which could severely harm its business and growth.

e.    your suppliers
The Company cannot guarantee that its suppliers, business partners, and retail sellers will not use irregular practices. The Company may be held liable for the default and marketing of unsuitable products by partner sellers registered on its e-commerce platform and on-demand services, which may cause damage to its image, brands, and financial results.
The Company and its controlled company Inter Shop cannot guarantee that some of its suppliers and business partners of its e-commerce platform and on-demand services will not present irregularities in their operations due to non-compliance with tax, labor, social and environmental, and anti-corruption legislation. It is possible that the partners use the fourth part of the production chain, or even that they use any irregularities to have a lower cost for their products.
Through its e-commerce platform and on-demand services, Inter Shop enables its partners to register and offer their products within its e-commerce channels. Through this model, Inter Shop acts as an intermediary in sales transactions, and the respective company is not in control of the fulfillment of the partner sellers' obligations and responsibilities to their respective customers. If any of these partners fail to meet their obligations to customers, the Company and/or Inter Shop may have their customer service indicators negatively impacted, suffer sanctions from regulatory agencies, and identify an increase in the number of lawsuits in the civil and tax spheres, among others, as well as be required to pay costs to customers who purchased their products through the marketplace. The Company and Inter Shop may also be held liable for partner sellers selling, or even registering and offering on their e-commerce platform and on-demand services, counterfeit, illicit, and/or illegal products. These issues may subject the Company to damage to its image and, as a consequence, loss of attractiveness to its customers, with direct impact on its net revenue and results of operations, and we may face fines and/or sanctions to be applied by competent agencies. Such events may adversely affect the market value of our securities.
Additionally, the Company and Inter Shop may be jointly and severally or secondarily liable if their suppliers and/or business partners demonstrate problems as described in the previous paragraph, in addition to default, on the part of its retail partners and to Inter Shop's customers.
f.    your customers
The incorporation of real properties to the Company's assets due to defaults by clients may generate a significant increase in "assets not for own use".
Due to the growth in the Company's credit portfolio, the amount of assets repossessed by financial institutions due to default on financing can rise significantly, indicating an increase in the risk of the credit portfolio. Due to the possible depreciation of the collateral and the burden of maintaining the collateral, it is recommended that the sale of these repossessed assets by the Company take place within a short period of time.
The Company may not be able to sell assets not for own use within the deadlines and under the conditions desired or imposed by applicable regulations, which could negatively impact on its results and financial margin.
A deterioration in the credit quality of the withdrawals in the receivables guarantee portfolio could adversely affect the Company's results of operations and financial condition.
Part of the credit operations entered into by the Company with companies are secured by receivables held by the respective borrowers against their own clients. Any unfavorable change in the credit quality of these third-party debtors could adversely affect the Company's ability to collect amounts due from its clients, which could adversely affect its net income and financial results.

The expected allowance for loan losses is based on the Company's current assessment and expectations regarding various factors that affect the quality of the Company's credit portfolio. These factors include, but are not limited to: the borrowers' financial condition, payment abilities and intentions; the realizable value of collateral, prospects for support from a guarantor, government macroeconomic policies, interest rates, and the legal and regulatory environment. Because there are so many factors that are beyond the Company's control, the current or future provision for expected losses may not be sufficient to cover actual losses. If the Company's assessment and expectations regarding the abovementioned factors differ from actual events, if a deterioration in the quality of its total credit portfolio occurs for any reason, or if actual (future) losses exceed its loss estimates, the Company may be required to increase its provisions, which may affect the Company negatively. If the Company is unable to control or reduce the level of non-performing or substandard loans, this could have a material adverse impact on its business and results.
The effectiveness of the Company's credit risk management is affected by the quality and scope of information available in Brazil.
In determining the creditworthiness of customers, we use the credit information available in our database, as well as public credit customer information provided by the Central Bank and other sources. Due to limitations in the availability of information and the existing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate, or reliable information. In addition, we cannot guarantee that our credit rating systems collect complete or accurate information that reflects customers' actual behavior or that their credit risk can be properly assessed. We rely on other publicly available resources and internal resources, which may not be effective. As a consequence, our ability to effectively manage credit risk and, subsequently, our allowance for impairment losses may be adversely affected.
An increase in borrower defaults could adversely affect the Company's results of operations and financial capacity.
The ability of borrowers to honor their obligations on time is directly related to the performance of economic activity in Brazil. Economic crises, such as the one caused by the COVID-19 pandemic, or poor economic performance, can generate an increase in loan defaults. The effects of the economic crisis are still visible to the market and there is no way to guarantee that default levels will remain stable going forward.
An increase in the level of default in the loan portfolio may result in actual losses or an increase in provisions to support any losses and, consequently, adversely affect the Company's results of operations and financial condition.
The Company's ability to collect payments due from payroll loan operations is tied to laws and regulations, judicial interpretations, and public entity policies regarding payroll deductions.
Part of the Company's income results from payroll loan operations, in which the amounts related to the amortization and interest of the loans are deducted directly from the respective retirements, pension payments, or earnings received by the borrowers. The Company's ability to make payroll deductions from borrowers' payrolls is governed by various federal, state, and local laws and/or regulations, which set limits on such deductions, and is dependent upon licenses issued by relevant public entities and agreements with private sector employers. Changes in the applicable regulations or court decisions may require adjustments in the operating procedures for collection of installments in payroll and granting of credit.
As the regulatory framework for artificial intelligence and machine learning technology evolves, Inter's business, financial condition, and results of operations may be negatively impacted.
The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations may be adopted, or existing laws and regulations may be interpreted in different ways, which would affect the operation of Inter and the way artificial intelligence and machine learning technology is used, including with respect to laws regarding lending. In addition, the cost of complying with such laws or regulations may be significant and may increase Inter's operating expenses, which could adversely affect its business, financial condition, and results of operations.

g.    sectors of the economy in which the issuer operates
The increasingly competitive environment in the banking sector in Brazil may adversely affect the Company's business prospects.
The market for financial and banking services in Brazil is highly competitive. There is increasing competition with other Brazilian and international banks, both public and private, as well as with other companies that provide financial services in Brazil (fintechs). The recent interest of various institutions in acting with a digital focus, trying to attract new clients, is noticeable, intensifying the competition in the sector.
It is not possible to ensure that the Company will be able to continue to compete adequately in the market, particularly with the entry of larger domestic and foreign financial institutions, and fintechs. Regarding fintechs specifically, these entities usually operate subject to more lenient regulatory and licensing requirements than those applicable to multiple banks, through direct lending companies and payment institutions, which may incur lower operating costs compared to those applicable to the Bank or other financial institutions.
Increased competition makes it more difficult for the Company to increase its customer base and expand operations, which may lead to a reduction in the profit margin on its activities, and increasing competition for acquisition targets, business partnerships, and other similar investment opportunities.
In addition, if the Company's customer service levels are perceived by the market as significantly below those offered by competing financial institutions, the Company may miss existing and prospective business opportunities. If the Company is not successful in retaining and strengthening its customer relationships, it may lose market share, incur losses in some or all activities, or fail to attract new and retain existing customers, which could have a substantial negative effect on the Company.
Changes in the basic interest rates introduced by BACEN may adversely affect the Company's results of operations and financial condition.
The Central Bank's Monetary Policy Committee ("COPOM") periodically establishes the SELIC rate, the basic interest rate for the Brazilian banking system, which serves as an important instrument for compliance with inflation targets. The basic interest rate has fluctuated frequently in recent years. COPOM has frequently adjusted the basic interest rate due to economic uncertainties and to meet the objectives set by the Federal Government's economic policy.
For example, on August 5, 2020, the basic rate reached 2.0%, this being the lowest level in history, a decision which was is made at a time of sharp reduction in the level of activity in the world economy. However, the prime rate has been raised significantly over 2021. On February 2, 2022, the Selic rate was raised from 9.25% to 10.75% due to concerns over inflationary pressure.
Given this scenario, the Central Bank, the CMN, and the Federal Government have been taking various measures to improve the liquidity conditions of the National Financial System. The effectiveness of the measures adopted cannot be fully measured.
Increases in the basic interest rate may adversely affect the Bank's results of operations, through a reduction in the demand for credit, an increase in funding costs, and an increase in the risk of client default, among others. In particular, lending tends to be more affected by an increase in the basic interest rate, which may adversely impact on the Company's business. Reductions in the basic interest rate may also adversely affect the Company's results of operations, through reduction in income from income-generating assets and decrease in margins, among others. There is no way to predict or ensure that the current interest rates followed by the Central Bank will be maintained.
h.    regulation of the sectors in which the issuer operates
For more information about the risks related to the regulation of the sectors in which the issuer operates, please refer to item 4.1 (i) below.

i.    foreign countries where the issuer operates
Changes in the legislation and regulations that deal with the granting of real estate loans by financial institutions in Brazil may adversely affect the Company's results of operations and financial condition.
The granting of real estate loans by financial institutions in Brazil obeys a series of legal provisions that can affect the volume and conditions of the supply of this type of product in the national financial market. From time to time the Brazilian government promotes adjustments to these rules, including for the achievement of public policies related to housing. The Company cannot assure that no changes will occur in the legal and regulatory norms for the granting of real estate loans by financial institutions in Brazil, nor that, should such changes occur, they will be favorable to the Company. The results from mortgage lending represent a significant portion of the Company's results of operations. Therefore, a suspension or significant change in the legislation and regulations applicable to the granting of real estate loans may affect the Company's granting of real estate loans, and, consequently, its financial and operating results may also be adversely affected.
The Company's business is highly dependent on the prevailing regulatory environment.
The Federal Government has historically implemented or changed regulations affecting financial institutions as part of its implementation of economic policy. Such regulations are constantly modified by the Federal Government to control the availability of credit and to reduce or increase consumption. Some of these controls are temporary in nature and may be modified from time to time in accordance with the Federal Government's credit policies. Other controls were introduced and remained stable or were gradually reduced. Since changes in such regulations may occur frequently, historical results of operations are not necessarily indicative of the Company's expected future results.
Brazilian financial institutions are subject to extensive and continuous regulatory supervision by the Central Bank.
The Company has no control over regulations concerning banking operations, including but not limited to those that establish:
•minimum capital requirements;
•compulsory deposit requirements;
•limits for investment in fixed assets;
•lending limits and other credit restrictions;
•limits or other restrictions on rates;
•accounting and statistical requirements;
•foreign exchange exposure limits;
•requirements for contracting data processing and storage and cloud computing services;
•requirements as regards the prevention of money laundering crimes, record keeping, and ethical issues; and
•intervention, liquidation, and/or temporary special administration regime.
The regulatory framework, which establishes the guidelines to be followed by Brazilian financial institutions, including banks, brokerage firms, and leasing companies, has been evolving continuously. Existing laws and regulations may change, the manner in which existing laws and regulations are enforced or interpreted may change, and new laws or regulations may be adopted. Moreover, the regulations issued by the Central Bank are not subject to the legislative process, so their enactment and implementation may occur within a very short period of time, affecting our business in an unforeseen and sudden manner. Such changes may adversely affect the Company's operations and revenues.
For example, the Central Bank has periodically changed the level of reserves and compulsory deposits that Brazilian banks must keep with the Central Bank. Reserve and compulsory deposit requirements can reduce liquidity and the ability to provide loans and make other investments.
In addition, the Central Bank may in the future increase reserve requirements or establish new reserve or compulsory deposit requirements, and these developments may materially affect the Company's financial condition and results of operations.

In addition, any restrictions on bank loan interest rates could adversely affect the Company's revenues and its ability to borrow money. Decree No. 22,626/33, also known as the Usury Law, prohibits banks from establishing interest rates higher than 12% per year. The Banking Reform Law, Law No. 4,595, of December 31, 1964 ("Law No. 4,595"), exempted banks from this prohibition. Any changes in the interpretation of this exception, amendments to applicable laws or regulations limiting the interest rate that may be applied to the Company's loans may adversely affect its business, results of operations, and financial condition.
Changes in the compulsory deposit requirements may reduce the Company's operating margins.
The Central Bank has periodically changed the level of compulsory deposit requirements that financial institutions in Brazil must keep with the Central Bank. During the years 2020 and 2021 and the first quarter of 2022, compulsory rules linked to time deposits and demand deposits were changed 14 times, requiring compulsory deposits to amount to a minimum of 2% and a maximum of 65% of all deposits of a financial institution or multiple banks (such as Banco Inter).
The Central Bank may increase the Company's compulsory deposit requirements in the future or impose new requirements. Compulsory deposits usually generate lower returns than other investments, since no interest is charged on a portion of the Company's compulsory deposits with the Central Bank and the funds cannot be allocated to loans.
Any increase in compulsory deposit requirements may reduce the Company's ability to borrow funds and make other investments, and may consequently adversely affect the Company.
The Company's liquidity and financial condition may be adversely affected as a result of future Central Bank interventions in other Brazilian financial institutions.
Brazilian banks may suffer a reduction in deposits due to certain situations and facts in the Brazilian financial market, especially concerns about the financial health of these institutions. Such a situation could be observed in several global and local crises in recent years, where the availability of liquidity for Brazilian banks is strongly impacted.
It is not possible to guarantee that the Central Bank will not intervene in other financial institutions. If the Central Bank intervenes, even in other financial institutions that are not part of the Company's economic group, the Company may suffer unexpected withdrawals of funds that could adversely affect its results of operations and financial conditions.
Payroll credit is subject to laws and regulations that, like the interpretation given by the courts, can change.
Payroll deduction is regulated by various laws and regulations, at the federal, state, and municipal levels, which set maximum limits for deduction. These laws provide for the irrevocability of the authorization given by a public or private employee or beneficiary of the INSS to deduct amounts for loan payment. In April of 2020, Resolution No. 958, issued by the Board of the Guarantee Fund for Length of Service - FGTS, allowed the structuring of a new credit product by financial institutions, consisting of extension of loans guaranteed by individuals within their FGTS account and who opted to withdraw part of their funds annually, in the anniversary month (the loans are guaranteed and paid directly with these funds) (FGTS Loans).
The publication of any new law or regulation or change, or the repeal or emergence of a new interpretation of existing laws or regulations that results in a prohibition or restriction on the Company's ability to make these direct deductions could increase the risk profile of its loan portfolio, leading to a higher percentage of loan losses. The Company cannot assure that the laws and regulations regarding direct payroll deduction or INSS or FGTS benefits will not be changed or repealed in the future.
Furthermore, the Company is subject to the imposition of limits on the interest rates it charges on its FGTS loans and loans to INSS pensioners and retirees and to public employees of other government entities with which it has entered into agreements to grant credit by means of payroll deduction, as well as to delays in the receipt of the amounts discounted. The Company cannot guarantee that the entities with which it enters into agreements will maintain the maximum interest rates applicable at current levels.

Furthermore, the granting of payroll loans to the FGTS, payroll loans to public employees and retirees and pensioners through the INSS depends on the authorization of the public entities to which these people are linked. The Federal Government or other governmental entities can change the regulation of these authorizations. At present, the Company is not authorized to offer payroll loans to employees of certain state or municipal governments because the laws of these states and municipalities only permit such operations to be carried out by state-owned banks. Other governmental agencies may impose regulations that restrict or prevent the Company from offering payroll loans to its employees. Furthermore, unfavorable administrative or judicial decisions related to or issued in the context of this segment, including, but not limited to, those imposing any restrictions or burdens on the Company regarding (i) the possibility of entering into personal payroll loan credit operations; (ii) deduction of amounts directly from the payrolls of retirees, pensioners, public and private sector employees, may lead to an increase in its losses and expenses related to these operations. Any change in these factors could have an adverse effect on the Company.
Also, if the contract between the public employer and the borrower is terminated, or if the borrower stops receiving the benefit or payment for any reason, including death, this can lead to default on payment of the payroll loan. The agreement signed between the Company and the INSS to provide payroll loans to INSS beneficiaries has a fixed term and must be periodically renewed. The Company cannot guarantee its renewal, which may adversely affect the Company's payroll and payroll credit card operations. Furthermore, if a public employer suffers losses or declares bankruptcy or a similar situation in applicable proceedings, or is in a difficult financial situation, it may not be able to pay the wages of the borrowers. Any of the above events may increase the risk under the Company's payroll loan and payroll operations. Additionally, these factors can increase the need for default control measures, such as reducing the borrower's credit limit or blocking the borrower from carrying out new payroll credit operations. Such events may adversely affect the Company's financial condition and results.
During the pandemic, new rules were instituted regarding payroll loans, and other rules may still be created, including the provision of a grace period to begin discounting the first installment. Law No. 14,131, of March 30, 2021, established that financial institutions may offer, at their discretion, a grace period for the beginning of the discount of the first installment of the social security benefit, for the payment of payroll loans, provided it does not exceed 120 days.
In addition, any changes regarding the processes and regulations discussed above may result in the need for changes to the payroll deduction collection system adopted by the Company. A new system may not be as effective as the current payroll deduction system, and may have higher operating costs and possible new implementation expenses. In this case the Company may be required to redirect its line of business to operations with a higher credit risk.
Certain claims on the borrower's income have priority over payroll loan repayments and can cause these payments to be temporarily suspended or permanently reduced. Such suspensions may affect the Company's business, financial condition, and results of operations and prospects.
The INSS and other government entities impose various requirements on the repayments of payroll loans for retirees and pensioners through the INSS and for public sector employees. One of the restrictions refers to the fact that payroll deductions for the benefits of INSS retirees and pensioners and for the salaries of federal civil servants cannot exceed 35% of the total monthly amount a borrower receives from INSS or from his employer, after deducting preferential expenses (such as alimony, contributions due to the INSS, and income tax). The amount available for payroll deductions after preferred expenses is referred to as the borrower's assignable margin, and is a total limit that applies to all payroll deductions for INSS retirees and pensioners and to the salaries of federal civil servants who are borrowers.
The suspension or reduction of payroll deductions can occur when a borrower takes on additional obligations that have payment priority over payroll loan repayments, thus reducing the amount of the borrower's salary available for making payments, with payroll loan repayments still having priority over payroll card repayments. If the amount due monthly by a borrower exceeds his assignable margin, only the amount equivalent to his assignable margin may be deducted from his benefits or salary, as applicable, and the portion due on his loan may be paid only partially or not at all, which may adversely affect the Company's results.

The increased competitiveness in the banking sector due to the implementation of the Open Banking system may make it more difficult to retain clients and affect the Company's results.
On May 4, 2020, the CMN and the Central Bank enacted Joint Resolution No. 1/2020 and Central Bank Circular No. 4,015, which implemented the Open Financial System ("Open Banking") in Brazil, with the objective of facilitating the access of new players to the financial market, as well as encouraging competition among financial institutions. The changes brought about by these new regulations began to require the opening and sharing of information on the services of the main financial institutions in Brazil and expansion of the portability of client data and transactions. As a result, financial institutions will be required to adopt certain technological standards for the implementation and operation of interfaces dedicated to sharing data and services. Thus, client data and services of financial institutions become available for access by participants of the financial system, provided that the sharing of their data is previously allowed by the clients. The implementation of Open Banking is expected to be completed in 2022.
The Company is currently required to participate in Open Banking as a payment transaction initiator (payment transaction initiator), but intends to voluntarily participate. If the Company is unable to be competitive in the face of these new market conditions or to fully and properly observe minimum technology standards, including those relating to cybersecurity, it may have difficulty retaining clients and its financial results, as well as its reputation, could be negatively impacted, as could its reputation.
We cannot guarantee that we will manage our scale effectively.
Our number of employees and the scale and complexity of our business have increased significantly over time. The scale of our business and the breadth of our products create significant challenges for our managerial, operational, and financial resources, including managing multiple relationships with users, marketers, developers, and other third parties, and maintaining information technology systems and internal controls and procedures that support the scale and complexity of our business. In addition, some members of our management do not have significant experience in managing a large global business operation, so our management may not be able to manage our scale effectively. To effectively manage our scale, we must maintain and continue to adapt our operational, financial, and management processes and systems, manage our number of employees and facilities, and train and manage our people effectively. In addition, we periodically implement organizational changes to seek greater efficiency and realign our business and strategic priorities. As our organization continues to evolve and we are required to implement and adapt complex organizational management structures, we may find it difficult to maintain the benefits of our corporate culture, including our ability to rapidly develop and launch new and innovative products. This can negatively affect the performance of our business.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, default, or delinquency by financial institutions or transactional counterparties, may adversely affect the Company's current and projected business operations and its financial condition and results of operations.
Current events involving reduced or limited liquidity, default, delinquency, or other adverse developments affecting financial institutions or other companies in the financial services industry or the financial services industry in general, or concerns or rumors about any such events, have in the past and may in the future lead to market-wide liquidity problems. In Brazil, for example, the credit markets were significantly impacted by the Americanas case (Americanas is a publicly-traded company in Brazil that operates in retail in two sectors, physical stores and e-commerce. In 2023, Americanas filed for judicial reorganization following the discovery of inconsistencies in its financial statements), which has led creditors to be more cautious and selective in granting credit and widened bank spreads, which may increase the risk of default by our customers, suppliers, service providers and other counterparties, and reduce our customers' ability to make additional investments. In addition, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly with Signature Bank and Silvergate Capital Corp on March 12, 2023. Although we had no cash or cash equivalent balances on deposit with Silicon Valley Bank, Signature Bank and Silvergate Capital Corp, investor concerns regarding U.S. or international financial systems may result in less favorable commercial financing terms, including higher interest rates or costs and more stringent financial and operating covenants, or systemic limitations on access to sources of credit and liquidity, thereby making it more difficult for us to acquire financing on acceptable terms or at all. If other banks and financial institutions go into receivership or become insolvent in the future in response to financial conditions affecting the banking system and the financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any reduction in available financing or access to our cash and liquidity resources could, among other risks, adversely affect our ability to meet our operating expenses, financial obligations, or meet our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, may have material adverse impacts on our liquidity and our current and/or projected business operations, financial condition, and results of operations.
The Company may face difficulties in adapting its operational structure to the requirements for the implementation of instant payment arrangements.
Through the promulgation of BACEN Resolution No. 1, of August 12, 2020, and BACEN Circular No. 4,027, of June 12, 2020 (which was repealed on April 1, 2022, by BACEN Resolution No. 195, of March 3, 2022), BACEN instituted and regulated, among other issues, the instant payment arrangement ("PIX") and the instant payment system ("SPI"), which allows instant payments to be made (the electronic transfer of funds in which the transmission of the availability of funds to the receiving user occurs in real time and whose service is available 24 hours a day, seven days a week, and 365 days a year).
The Company cannot guarantee that it will not have eventual needs for improvements in the development of the operational structure necessary to reconcile and keep its systems adherent to the regulatory requirements for instant payment arrangements, which are in constant evolution and often require us to add new features or products to our portfolio (such as, for example, withdrawals - PIX withdrawal - and change - PIX change). It may also face operational problems when new updates are implemented in the system, due to new rules that may be promulgated by the Central Bank. Such issues could lead to complaints and administrative and judicial claims by clients and difficulties in retaining clients and require additional unforeseen investments, which could negatively impact on its financial results, as well as its reputation.
j.    social issues
The Company may incur financial and reputational losses due to relationships with shareholders, suppliers, commercial partners, and/or clients assisted by credit/financing operations, whose activities may generate negative social and environmental impacts, affecting the Company's business, results, and reputation.
The Company has a diversified client base that may have its economic activities exposed to social and environmental risk factors. Any manifestations of social and environmental risk factors in the economic activities of the Company's shareholders and clients may occur in the most varied forms and in different degrees of intensity in the economic, social, and environmental dimensions, imposing on them financial and/or reputational losses that may affect their relationship with the Company, adversely impacting on the Company's business, results, and reputation.
The Company may also be involved in legal proceedings and suffer infraction notices and fines, be accused of direct or indirect involvement in operations and business with these customers, suppliers, and commercial partners and their social and environmental damage, which could generate a material adverse effect on the Company's business, results of operations, financial situation and reputation.
The Company's controls to identify social and environmental risks in lands and properties (such as contaminated land, illegally invaded land, or land with flora reserves below the legal limit, among others) offered as collateral in credit transactions and other products may fail, so the Company may accept such assets upon foreclosure. These assets may generate additional treatment costs (such as decontamination and reforestation costs), environmental infraction notices and fines, adversely affecting results as well as the Company's image. The assets (in use or not) recorded in the Company's balance sheet may also become social and environmental liabilities as a result of contamination, deforestation, and illegal trespassing, among other risk events, which may have a material adverse effect on the Company's business, results of operations, financial condition, and reputation.

k.    environmental issues
The Company is subject to losses due to events associated with environmental degradation, including through the actions of its customers.
Environmental Risk is related to the possibility of losses to the Company due to events associated with environmental degradation, including excessive use of natural resources. Considering the Company's business model, the materialization of this risk can occur in a direct way, through actions of degradation of Inter's supply chain, and in an indirect way, through events caused by its customers and by members of its supply chains. Materialization of events associated with environmental degradation may impact on the financial capacity of its customers and cause damage to the Company's business, as well as demand additional and unplanned investments, which may adversely affect its business and its results of operations.
l.    climate issues, including physical and transitional risks
Climate change can cause damage to the Company's and its customers' business.
Climate risk can be understood as the possibility of losses to the Company due to events associated with the process of transition to a low-carbon economy, or "climate transition risk," and frequent and severe weather, or so-called "physical climate risk." Regarding climate transition risk, it is known that the current global economy is based on industries with high CO2 (carbon dioxide or carbon dioxide gas) emission rates in the atmosphere, so companies are challenged to adapt their operations in order to reduce the CO2 emission rate. Among the main impacts that this adaptation process can generate for Inter, one highlights the change in the supply and demand for products and services, since conscious consumers tend to look for less polluting companies, and possible regulations and/or taxes on the CO2 emitted, since clients who take on loans will be directly affected and can have their credit capacity negatively impacted. Regarding physical climate risk, Inter's facilities, its clients, and the entire supply chain involved can be severely impacted by extreme weather conditions, making it impossible to continue operations and, consequently, to meet its financial obligations. The occurrence of adverse and unforeseen weather conditions may cause damage to the Company's business and require additional and unplanned investments, which may adversely affect its business and results of operations.
m.    other issues not included in the previous items
Changes in Brazilian tax and social security legislation may adversely affect the Bank's results of operations and financial condition.
The Federal Government regularly implements changes in tax, social security, and other laws and taxation regimes affecting the Company and its clients. These changes include changes in tax rates and, occasionally, the establishment of temporary tax rates, the proceeds of which are earmarked for certain governmental purposes. In addition, we may also be affected by different interpretations of the tax laws applicable to us. In February of 2023, the STF issued a decision stating that final and unappealable decisions regarding one taxpayer cannot control over later decisions issued by the STF that apply to all taxpayers.
These events may result in increased payment of taxes and social security contributions, which may materially adversely affect us. We cannot guarantee that conditions will be sufficient to maintain the profitability we have achieved in previous years if there are substantial increases in taxes imposed on us, our subsidiaries, and our operations.
In addition, the previous fiscal reforms brought about uncertainties regarding the national financial system, increased the cost of credit, and contributed to an increase in customer defaults. We cannot predict future tax reforms that may be implemented by the Brazilian government or their effects or guarantee that any tax reform that may be undertaken will not adversely affect us.
It is not possible to predict future adjustments in regulation or legislation, or even the effects that any tax reforms may have on the macroeconomic environment, nor ensure that any tax reform that may be undertaken in the future will not have an adverse effect on the results of operations and financial capacity of the Company or its customers.

In addition, the previous fiscal reforms brought about uncertainties regarding the national financial system, increased the cost of credit, and contributed to an increase in customer defaults. We cannot predict future tax reforms that may be implemented by the Brazilian government or their effects or guarantee that any tax reform that may be undertaken will not adversely affect us.
We cannot quantify the effects of changes in tax rules and regulations that may be implemented by the Brazilian government in the future. We cannot assure that future changes in tax rules and regulations will not have a material adverse effect on our results and operations or those of our customers. There are several tax reform proposals currently under discussion in Brazil, including some rules regarding the taxation of individuals, companies, and financial investments. Two of the main points under discussion are the taxation of dividends, with the likely rate of 15%, and the abolition of payments of interest on equity.
Political instability in Brazil, including as a result of investigations of corruption and/or reckless public management, may adversely affect the Company's business and results of operations, as well as the market price of its shares. Additionally, these investigations may result in reputational risks.
Historically, Brazil's political landscape has influenced and continues to influence the performance of the country's economy. Political crises have affected and continue to affect investor and public confidence, which has resulted in economic slowdowns and increased volatility in securities issued by Brazilian companies. The instability resulting from social and political unrest has increased due to the presidential elections in Brazil that took place in the second half of 2022.
Brazilian markets have experienced an increase in volatility due to the uncertainties arising from the corruption investigations, conducted by the Federal Public Prosecutor's Office and other authorities, and its impact on Brazil's economy and political scenario. Some members of the federal executive branch and the legislative branch, as well as executes of large state-owned enterprises, are facing allegations of political corruption for allegedly accepting bribes, through kickbacks, in contracts awarded by the government to various construction, infrastructure, oil, and agribusiness companies. The Company cannot assure that any person directly or indirectly connected to it, including suppliers, service providers, or subcontractors are not or will not be involved in criminal, corruption, or other investigations that could adversely impact on its image and reputation.
The possible outcome of any investigation is uncertain and the Company cannot predict whether investigations conducted by the Federal Police and the Attorney General's Office will lead to any political and economic instability, nor the effects of any such investigation. Nor can the Company predict the outcome of any current or future investigations, including their effects on the Brazilian economy.
The potential outcome of these and other investigations is uncertain, but they have already had a negative impact on the image and reputation of the companies involved, as well as on the market's general perception of the Brazilian economy. The development of these cases has adversely affected and may continue to adversely affect the Company's business, financial condition, and results of operations, as well as the trading price of its shares. The Company cannot predict whether the ongoing investigations will lead to further political and economic instability, nor whether new allegations against government officials and executives and/or private companies will arise in the future. Nor can the results of these investigations be predicted, nor the impact on the Brazilian economy or the Brazilian stock market.
In addition, any difficulty by the federal government in gaining support in the national congress may result in congressional gridlock, political unrest, and massive demonstrations and/or strikes that could adversely affect the Company's operations.
The Company cannot predict how the administration of the Federal Government may impact on the overall stability, growth prospects, and the economy and political situation of the country.
Any of the above factors could create political uncertainties, which could materially impact on the Brazilian economy, our business, financial condition, and the Company’s results of operations.]
The Brazilian government exercises influence over the Brazilian economy and governmental actions may adversely affect the Brazilian market and the Compan's business, financial condition, and results of operations.
Economic policies, including credit, monetary, tax, and exchange rate policies, among other things, are used as instruments to maintain the functioning of Brazil's economic system. In this context, changes in regulations with respect to foreign exchange controls, taxes, and other areas, applicable to the services that financial institutions offer, may adversely affect the Company's business, financial condition, and results of operations.

Uncontrolled inflation, large variations in exchange rates, social instability, and other political, economic, and diplomatic developments, as well as the Brazilian government's response to such events, may adversely affect the Company's business and strategy. In addition, uncertainty in relation to economic policy guidelines may contribute to the distrust of financial agents and increase volatility in the Brazilian capital markets, as well as in the price of securities of Brazilian issuers. It is not possible to assertively predict that the approval of reforms, such as labor, social security, administrative, tax, as well as any other reform, will have positive economic impacts in Brazil. An uncertain political and/or economic environment can affect and cause adverse impacts, such as, but not limited to:
•fluctuations in interest rates;
•exchange rate fluctuations
•reductions in wage and income levels;
•rising unemployment rates
•inflation;
•reserve requirements;
•capital requirements;
•liquidity of the capital and credit markets;
•macro prudential measures;
•default;
•monetary and tax policies, as well as changes in the tax regime;
•political, social, or economic instability;
•allegations of corruption against political parties, public officials, and others; and
•other political, social, and economic developments affecting Brazil.
There is no predictability regarding possible strategies, actions, and policies by the Brazilian government, which, if and when implemented, may create instability in the Brazilian economy. For example, in recent years, the deterioration of the fiscal results of the federal, state, and municipal governments has caused an unprecedented increase in the gross debt figures, as well as in the ratio of this indicator to GDP. In this environment, the government may have difficulties in honoring its commitments to transfer to the Company the payroll loan installments discounted from the salaries of its public servants, pushing up expenses with provisions for losses due to non-recovery.
There is no way for the Company to estimate the impact of any changes in the conduct of Brazilian economic and/or tax policy, nor to predict how current or future measures may impact on the Company's business. Furthermore, due to the current economic and political context, substantial uncertainties exist with respect to future economic policies and the Company cannot predict which policies will be adopted by the Brazilian government and whether these policies will adversely affect the economy or the Company's business or financial performance. Any changes in regulatory capital requirements for credit, reserve requirements, or regulations on products and services, among other things, or continuing political uncertainty could have a material adverse impact on the Company's business.
Any further downgrade of Brazil's credit rating may adversely affect the Company's funding costs.
Rating agencies regularly assess Brazil and its sovereign ratings, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, debt metrics, and the prospect of changes in any of these factors, and which affect investors' perception of risk.
Since December of 2019, S&P maintains Brazil's sovereign credit rating from BB to BB-, in addition to changing the outlook from negative to stable, citing the delay in approving tax measures that rebalance public accounts. In December of 2019, S&P revised from stable to positive the outlook for Brazil's rating and maintained the credit rating at BB-, considered speculative grade, stating that the government continues to implement fiscal consolidation measures that have helped reduce the country's still high deficit, which together with lower interest rates and gradual implementation of the reform agenda should contribute to stronger growth and investment prospects over the next three years, in addition to a gradual improvement in fiscal results.

Since April of 2018, Moody's has maintained Brazil's rating at Ba2, changing the outlook from negative to stable.
As a result, Brazil lost its investment grade status from all three major rating agencies and, consequently, the trading prices of securities in the Brazilian debt and equity markets for Brazilian securities issuers were negatively affected. Any further downgrade in Brazil's sovereign credit rating may increase investors' perception of risk and, consequently, may increase the Company's future funding costs and adversely affect interest margins and results of operations.
If the Brazilian government fails to make payments due to holders of securities issued by the National Treasury to finance the public debt, we may be materially adversely affected by our investments in these securities. In addition, a significant decrease in the market value of the Brazilian government bonds allocated in our portfolio may result in negative adjustments in the market value of these bonds, which may adversely affect us.
Brazil's economy is vulnerable to external shocks that may have a material adverse effect on Brazil's economic growth, on the Company's business, and on its results of operations.
Events and the perception of risks in other countries, particularly emerging market countries, may have a material adverse effect on the market price of Brazilian securities, including those issued by us. The market value of securities issued by Brazilian companies is influenced to varying degrees by economic and market conditions in other countries, including the United States, European countries, Latin American countries, and emerging countries. The reaction of investors to events in these other countries can have an adverse effect on the market value of securities of Brazilian companies. The prices of stocks traded on B3, for example, have historically been sensitive to fluctuations in US interest rates, as well as to variations in the main US stock exchanges. In addition, crises in other emerging countries may reduce investor interest in securities of Brazilian companies, including those of our issuance, which may adversely affect the market price of our shares. In addition, instability or volatility in global financial markets may further increase the negative effects on Brazil's financial and economic environment, which could adversely affect us.
War, terrorism, geopolitical uncertainties, public health problems, and other business interruptions have caused and may cause damage or disruption to the global or regional economy and trade, which could have a material adverse effect on our business, our customers, and the companies with whom we do business. For example, the current crisis caused by Russia's invasion of the Ukraine has caused high levels of market volatility and uncertainty and may continue to adversely impact on global financial and capital markets. While the duration and impact of the ongoing military conflict are highly unpredictable, the conflict in the Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, and supply chain disruptions.
The Company's business may be impacted by political events, war, terrorism, public health problems, natural disasters, and other business interruptions.
War, terrorism, geopolitical uncertainties, public health problems, and other business disruptions have caused damage or disruption to the economy and trade on a global or regional basis, which could have a material adverse effect on the business of the Company, its customers, and companies with which the Bank does business. For example, the current crisis caused by Russia's invasion of the Ukraine has caused levels of market volatility and uncertainty and could continue to negatively impact on global financial and capital markets.
In addition, the Company's business operations are subject to interruption by, among other things, natural disasters, fires, power outages, earthquakes, floods, nuclear and other industrial accidents, terrorist attacks and other hostile acts, labor disputes, public health problems, and other events beyond the Company's control. Such events could decrease demand for the Company's products and services or make it difficult or impossible to deliver products and services to the Company's customers. In the event of a natural disaster, the Company could incur significant losses, require substantial recovery time, and experience significant expenses to resume operations.

Exchange rate instability may have adverse effects on the Brazilian economy, the U.S. economy and the price of the Company's Class A Common Shares.
The Brazilian currency has historically been volatile and has depreciated frequently over the last three decades. Throughout this period, the Brazilian government implemented various economic plans and used a variety of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments varied daily), foreign exchange controls, dual currency markets, and a floating exchange rate system. While the long-term depreciation of the Brazilian Real is generally linked to the rate of inflation in Brazil, the depreciation of the Brazilian Real over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian Real, the US dollar, and other currencies.
A devaluation of the Brazilian Real against the dollar could generate inflationary pressures in Brazil and cause the Brazilian government, among other measures, to increase interest rates. Any depreciation of the Brazilian Real can generally restrict access to international capital markets. It would also reduce the dollar value of the Company's results of operations.
Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm the Company's results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies can have a negative impact on the Brazilian economy. These policies and any reactions to them could harm the Company by reducing access to foreign financial markets and provoking further government intervention. A devaluation of the Brazilian Real against the US dollar can also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures, and reduce economic growth.
On the other hand, an appreciation of the Brazilian Real against the US dollar and other foreign currencies can deteriorate Brazil's foreign exchange current accounts. The Company and some of its suppliers purchase services outside Brazil, and thus changes in the value of the U.S. dollar relative to other currencies can affect the costs of such services.
Depending on the circumstances, either a devaluation or appreciation of the Brazilian Real against the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy as well as the Company's business, results of operations, and profitability.
The Company's ability to make interest payments may be limited by liquidity constraints in Brazil, in the occurrence of an event that could lead to a flight of capital from Brazil and/or induce BACEN to implement a substantial and sudden increase in Brazilian interest rates.
The occurrence of an event that could lead to capital flight from Brazil and/or induce BACEN to suddenly and abruptly raise the economy's basic interest rate could have an impact on local liquidity conditions. These uncertainties in the financial environment, which can be of both external and internal origin, can increase liquidity risks, negatively affecting the main sources of funds, especially short-term deposits, raising financing costs, which may have an adverse effect on the Company's revenues and liquidity levels.
In addition, adverse events affecting the Brazilian economy may directly or indirectly affect the ability of certain clients to honor their financial commitments to the Bank, adversely affecting the financial condition or results of operations of the Bank.
A future substantial rise in inflation could adversely affect the Company's financial condition and results of operations.
Brazil is living with high rates of inflation. Various measures and plans have been adopted by the Brazilian government in order to combat inflation and have negatively affected the Brazilian economy. Although the Brazilian inflation targeting system adopted in 1999 has been relatively successful in controlling inflation, there is no guarantee that inflationary pressures will not affect the Brazilian economy in the future. Currently, the Central Bank adjusts monetary policy to ensure that the inflation rate remains in line with the predetermined and publicly announced target. Brazilian inflation rates will reach 10.0%, 4.5%, and 4.3% in 2021, 2020, and 2019, respectively, according to the National Broad Consumer Price Index - IPCA.

If the Brazilian government fails to control inflation and Brazil experiences high levels of inflation that persist over a long period of time, the Company's results of operations and financial condition may be adversely affected, negatively impacting on its ability to meet its obligations, as the Company has various contracts that are adjusted for inflation indices. Inflationary pressures may also reduce the Company's ability to access foreign financial markets, affect the ability of clients to honor their commitments, and lead to additional government interventions in the economy, including the introduction of economic policies, which may adversely affect the performance of the Brazilian economy as a whole and, consequently, the Company’s financial condition and results of operations.
Deficiencies in infrastructure and labor in Brazil may impact on the growth of the Brazilian economy, with a material adverse effect on the Company.
In general, the Bank's performance is strongly influenced by the growth of the Brazilian economy. Brazil's gross domestic product ("GDP") growth has fluctuated over the past few years, with growth of 4.6% in 2021, a reduction of 4.1%, in 2020, and growth of 1.1% in 2019. Such growth is limited by inadequacies in infrastructure, including possible energy shortages and deficiencies in the transport, logistics, and telecommunications sectors, lack of skilled labor, and public and private investment in these areas and in education, restricting productivity and efficiency.
Any of these factors may cause volatility in the labor market and generally impact on income, purchasing power, and consumption levels, which may have a material adverse effect on the Company's operations, as a result of limited growth in the economy and increased default rates.
Exposure to Brazilian government debt risk may have an adverse effect on the Company's business.
Should the Brazilian Government fail to make the payments due to holders of securities issued by the National Treasury to finance the public debt, this could have an adverse effect on the Company's liquidity and results of operations due to the investments made in these securities and the repo operations carried out with collateral in these securities.
Additionally, a significant reduction in the market value of the Brazilian government securities allocated in the Company's portfolio may imply the accounting of a negative adjustment to market value, which may significantly affect its results of operations and financial condition, depending on the classification category of these securities.
If securities or industry analysts fail to publish research or publish inaccurate or unfavorable research on our business, the price of our Class A common shares, and thus our BDRs, and their trading volumes could decline.
The trading market for our Class A common shares may depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently publish research on us and never can. If none or very few securities or industry analysts start covering us, the trading price of our Class A common shares, and consequently our BDRs, would be negatively affected. In the event that securities or industry analysts initiate coverage, if one or more of the analysts covering us downgrade our Class A common shares and, consequently, our BDRs or publish inaccurate or unfavorable research about our business, the price of our Class A common shares will likely decline. If one or more of these analysts stops covering us or stops publishing reports about us on a regular basis, the demand for our Class A common shares, and hence our BDRs, may decrease, which could cause the price of our Class A common shares, and hence our BDRs, and trading volume to decline.

4.2. Description of the five (5) main risk factors
Indicate the five (5) main risk factors, among those listed in field 4.1, regardless of the category they fall into
•The neobanking or digital banking sector in Brazil is in its early years and is highly competitive, and we may not be able to maintain our position in the market;
•Failures or breaches in critical processes and/or systems can interrupt the Company's business, increasing expenses and causing losses, which may adversely affect its financial condition, results of operations, and reputation;
•Failure to protect against cybersecurity-related risks could result in loss of revenue and adversely affect us, including by impairing our operations or resulting in the unauthorized disclosure of information;
•Interruptions or failures in our technology systems or any lack of integration or redundancy of these systems may adversely affect us;
•Models, policies, procedures, and methodologies we adopt to manage risks (including market, liquidity, credit, operational and environmental, social and climate risks) may not be sufficient to avoid exposure to unforeseen risks or the occurrence of known risks that may adversely affect us.

4.3. Description of the main market risks
Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including with respect to foreign exchange risks and interest rates
Market risk is the possibility of losses due to changes in stock prices, interest rates, exchange rates, price indexes, and commodity prices. In essence, market risk is the risk arising from movements in the markets to which the Company is exposed. Price Indices are also treated as a risk factor.
Interest rate risk is the possibility of loss arising from exposure to fluctuations in interest rates and other indices, which may negatively impact on the results of portfolios that do not have index matching. The exposure to interest rate risk stems from this mismatch, which may lead the Bank to have a reduction in the spread on its fixed-rate asset portfolio, for example, due to an increase in the domestic interest rate.
The price index risk is the possibility of an abrupt drop in inflation (which values the asset portfolio) without the respective drop in interest rates (which values the liability portfolio) in the same period of time, implying a reduction in the Bank's results at that moment.
In general, the market risk positions are controlled by models such as (i) delta EVE - Economic Value of Equity; (ii) Delta NII - Net Interest Income; (iii) DV01 - delta variance risk and (iv) value at risk, also analyzed (and monitored) by the Assets and Liabilities Committee.
•ΔEVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of the repricing flows of instruments in a base case scenario and the present value of the sum of the repricing flows of the same instruments in an interest rate shock scenario. This metric evaluates the sensitivity of the banking book to strong changes in interest rates.
•ΔNII (Delta Net Interest Income) is defined as the difference between the financial brokerage result of instruments in a base case scenario and the financial brokerage result of the same instruments in an interest rate shock scenario.
•Sensitivity (DV01 - Delta Variation Risk): impact on the market value of cash flows when a change of 1 basis point is applied to current interest rates or index rates.
•Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected under normal market conditions, considering a defined holding period and confidence interval. The VaR calculation is considering a parametric model with 99% confidence level and a holding period of 21 days. Volatility is calculated considering the Exponential Weighted Moving Average model with a lambda of 0.94 at 252 business days.
The Company segregates its market risk exposures, including derivative financial instruments, as follows:
1)Trading Book: basically composed of transactions contracted with the intention of trading or intended for account hedge; and
2)Banking Book: basically composed of operations contracted with the intention of being kept until maturity.
The market risk of the Trading Portfolio, considering the VaR model, is presented in the table below:

R$ thousand	2022	2021
Risk factor	21 days - retention period
Price index coupons	4,133	4,882
Pre-fixed interest rate	541	83
Foreign currency coupons	883	—
Variations in exchange rates	624	80
Share price	528	1,599
Subtotal	6,709	6,645
Diversification effects (correlation)	1,958	1,758
Amount at Risk	4,751	4,887

The market risk of the Banking Portfolio, considering the VaR model, is presented in the table below:

R$ thousand	2022	2021
Risk factor	21 days - retention period
Price index coupons	234,172	364,502
Pre-fixed interest rate	55.0003	49,576
Interest rate coupons	55,003	36,555
Foreign currency coupon	7,774	—
Share price	—	1,412
Subtotal	374,397	452,045
Diversification effects (correlation)	30,767	84,587
Amount at Risk	343,630	367,458
Analysis of sensitivity
The Company performs sensitivity analysis for market risk factors considered material. The largest losses, by risk factor, in each of the scenarios have been presented with an impact on the result, providing a view of the Company's exposure by risk factor in exceptional scenarios. The table below presents the estimated impact of three possible scenarios on the fair value of the Company's market risk exposures:
Scenario 1: Probable situation that reflects the perception of the Company's management regarding the most likely scenario of occurrence, considering macroeconomic factors and market information observed in the period. Assumption used: Increase or decrease of 1 basis point in the rates of each risk factor - the numbers presented represent the largest loss per risk factor and do not consider correlation.
Scenario 2: It projects a possible variation of 25% in the rates of each risk factor. The numbers presented represent the highest loss per risk factor and do not consider correlation.
Scenario 3: It projects a remote 50% variation in the rates of each risk factor. The numbers presented represent the highest loss per risk factor and do not consider correlation.

Banking and trading portfolios exposures		December 31,2022
		Scenarios
Risk factor	Risk of variation in:	Variation Rate Scenario I	Scenario I	Variation Rate Scenario II	Scenario II	Variation Rate Scenario III	Scenario III
		(in R$ thousand)
IPCA Coupon	Price index coupons	increase	(3,085)	increase	(421,495)	increase	(748,028)
IGP-M Coupon	Price index coupons	increase	(21)	increase	(2,949)	increase	(5,542)
Pre curve	Fixed interest rates	increase	(470)	increase	(162,809)	increase	(338,073)
TR Coupon	Interest rate coupons	increase	(850)	increase	(188,954)	increase	(334,415)

Banking and trading portfolios exposures		December 31,2021
		Scenarios
Risk factor	Risk of variation in:	Variation Rate Scenario I	Scenario I	Variation Rate Scenario II	Scenario II	Variation Rate Scenario III	Scenario III
		(in R$ thousand)
IPCA Coupon	Price index coupons	increase	(3,045)	increase	(350,577)	increase	(658,147)
IGP-M Coupon	Price index coupons	increase	(42)	increase	(5,281)	increase	(10,118)
Pre curve	Fixed interest rates	reduction	(334)	reduction	(166,292)	reduction	(551,209)
TR Coupon	Interest rate coupons	increase	(813)	increase	(149,209)	increase	(266,744)
Finally, we point out that since the Company was incorporated on January 26, 2021, the information presented in this section 4.3 that refers to periods prior to its incorporation date refers exclusively to Banco Inter S.A. and its subsidiaries.

4.4. Material non-confidential cases
Describe the legal, administrative, or arbitral proceedings to which the Issuer or its controlled companies are a party, specifying labor, tax, civil, environmental, and other proceedings: (i) that are not confidential, and (ii) that are material to the business of the issuer or its controlled companies:
Banco Inter and its subsidiaries are parties to a number of administrative and judicial proceedings related to tax, labor, and civil matters in the normal course of our business. For the description of the material cases below, cases have been selected that the Company believes, based on the analysis and assessment of its legal advisors as well as its business judgment, could influence investment decisions. The cases were considered material due to the amount involved or due to the risks related to the matter discussed.
With respect to civil lawsuits, the amount recognized as a provision considers the best estimate of disbursement required to settle the obligation in question on the date of the Financial Statements.
Banco Inter had the following provisions for labor, civil, and tax lawsuits linked to ongoing lawsuits, by nature, on the dates indicated:

Nature	12/31/2022
	(In R$ thousand)
Labor	R$	3.80
Civil	R$	24.30
Tax	R$	—
Total	R$	28.10
Tax Proceedings
Inter and its subsidiaries are challenging, in the administrative and judicial spheres, the collection of certain taxes. The tax cases, in their majority, are related to tax assessment notices issued by the Brazilian Federal Revenue Service due to its understanding regarding the broadening of the calculation basis of the Contribution to Finance Social Security (COFINS).
It should be noted that Inter and its subsidiaries have already been successful in lawsuits that deal with this issue, including a final and unappealable decision from the Federal Supreme Court, which is why it has not set aside provisions for the amounts under discussion, considering the likelihood of success is "possible".
These lawsuits are monitored by specialized legal advisors who advise Inter and its subsidiaries on the possibility of loss and the positioning of the judging bodies in order to keep the provisions for contingencies always up to date.

The tax disputes considered material are limited to those listed below:

1) Vacatur Action No. 0049040-46.2011.4.01.3800
a) Court	Federal Court of Appeals for the 1st Circuit (TRF-1).
b) Instance	2nd Level of Appeal
c) Date of Filing	09/13/2011
d) Parties to the proceeding	Plaintiff: Banco Inter S.A. Defendant: Federal Government (National Treasury)
e) Amounts, assets, or rights involved	R$ 4,248,383.98
f) Main facts
Vacatur action filed to cancel COFINS debts arising from Administrative Proceeding No. 10833.000393/2010-92, which has as its subject matter the collection of COFINS debts from the calculation period between 05/1999 and 12/2002, 01/2006 and 02/2006, related to the amounts subject to the judicial deposits made by the Institution in the record of Application for Mandamus No. 1999.38.00.016025-9. The aforementioned Application for Mandamus challenged the legality of the expansion of the COFINS tax basis to include financial revenues of financial institutions. The outcome of the lawsuit came with a decision by the STF, in which expansion of the calculation basis for Banco Inter was ruled out. The aforementioned Application for Mandamus became final and unappealable on December 14, 2005. Nevertheless, the Brazilian Federal Revenue Service continued with collection of the debts under discussion. On September 19, 2011, the Hon. Judge of the 7th Federal Court of the Judicial Section of Belo Horizonte granted interim relief to suspend the enforceability of COFINS debts controlled by Administrative Proceeding No. 10833.000393/2010-92. On February 8, 2013, a decision was issued confirming the interim relief granted and granting Banco Inter's request to cancel the tax collection. On March 13, 2013, the Federal Government filed an appeal. On April 26, 2013, Banco Inter filed counterarguments to the Federal Government's appeal. On February 6, 2017, the 8th Panel of the TRF for the 1st Circuit, by unanimous vote, dismissed the appeal and the necessary remittance, to recognize that the tax collection affronts the substantive res judicata formed in the record of Application for Mandamus No. 1999.38.00.016025-9. On September 21, 2017, a special appeal was filed by the Federal Government. No extraordinary appeal was filed. On November 21, 2017, Banco Inter filed counterarguments to the special appeal. On October 26, 2017, the order that summoned Banco Inter to submit counterarguments to the special appeal filed by the Federal Government was published. On November 21, 2017, Banco Inter filed counterarguments to the special appeal. On January 30, 2018, a hearing was held with an auxiliary judge to emphasize the particularities of the case, in particular the reasons why the Federal Government's special appeal should not be admitted, due to issues of a procedural nature. August 26, 2022, with the establishment of the Federal Court of Appeals for the 6th Circuit, which will have jurisdiction over the State of Minas Gerais, the lawsuit will be reassigned to be handled by said Court. December 15, 2022, after the final migration of the case to the Federal Court of Appeals for the 6th Circuit, the case was concluded for a decision. The admissibility of the special appeal filed by the Federal Government is pending.

g) Summary of the decisions issued on the merits
On February 8, 2013, a decision was issued confirming the interim relief granted, granting Banco Inter's request to cancel the COFINS debts.
On February 6, 2017, the 8th Panel of the TRF for the 1st Circuit rendered an Appellate Decision favorable to Inter.

h) Stage of the proceeding	The Federal Government filed a Special Appeal, with a judgment of its admissibility pending
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material
Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.

k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. The amounts under discussion currently total R$4,248,383.98.

2) Vacatur Action No. 0066823-75.2016.4.01.3800
a) Court	19th Federal Court of the Judicial Section of Belo Horizonte
b) Instance	Trial level
c) Date of Filing	11/11/2016
d) Parties to the proceeding	Plaintiff: Banco Inter S.A. Defendant: Federal Government (National Treasury)
e) Amounts, assets, or rights involved	R$26,852,228.50
f) Main facts
Vacatur Action filed to cancel COFINS debts arising from Administrative Proceeding No. 15504.019137/2010-14, which for collection purposes were transferred to Administrative Proceeding No. 10680.723518/2016-32. On November 11, 2016, a request for urgent interim relief was filed with the objective of guaranteeing, through the offering of a performance bond, the COFINS debts, so that they do not represent an obstacle to renewal of the certificate of issues found but with the effects of clearance, as well as not be subject to protest or registration with the credit protection bureau. On November 22, 2016, a decision was rendered that admitted the performance bond presented by Banco Inter, granting in limine relief to order that the debts subject to this claim do not constitute an obstacle to the issuance of a certificate of issues found but with the effects of clearance, and are not subject to protest or registration with the credit protection bureau. On November 29, 2016, the Federal Government was served with process. On February 6, 2017, the main claim (annulment of the tax debts) was filed by Banco Inter. On May 9, 2018, the Bank filed a petition requesting removal of the judicial performance bond, in order to enable its attachment to the record of Tax Enforcement No. 0035717-61.2017.4.01.3800. On October 16, 2018, the removal of the performance bond was certified and remitted to the record of the Tax Enforcement. On August 6, 2018, a decision was published that declined the jurisdiction of the present matter, ordering its processing and judgment by the 27th Federal Court of the Judicial Section of Belo Horizonte, by dependence on Tax Enforcement No. 0035717-61.2017.4.01.3800. On August 10, 2018, a motion for clarification was filed by the Bank, requesting that the decline of jurisdiction be set aside and removal of the performance bond authorized, in order to enable its attachment to the record of Tax Enforcement No. 0035717-61.2017.4.01.3800. On September 19, 2018, Banco Inter filed a petition to add to the case record a decision from the 2nd Section of the TRF-3rd Circuit/SP, corroborating the argument that the decline of jurisdiction must be set aside, and reiterate the request to accept the motion for clarification. On October 11, 2018, a decision was issued that accepted the motion for clarification filed by the Bank, to rule out the decline of jurisdiction and authorize the removal of the performance bond. On October 16, 2018, the removal of the performance bond was certified and remitted to the record of Tax Execution No. 0035717-61.2017.4.01.3800. On February 21, 2019, the decision that accepted the Bank's motion for clarification was published. On July 10, 2019, an order was issued which (I) dismissed the Federal Government's objection to interrogatory VI submitted by Banco Inter and (II) ordered summons of the Expert to start the expert work. On December 10, 2019, the Expert submitted a fee proposal for delivery of the expert report.
On January 13, 2020, the Federal Government expressed disagreement with the expert's proposal and requested the setting of expert fees under CNJ Resolution No. 232/2016. On February 17, 2020, the Bank filed a petition agreeing with the fee estimate submitted by the expert. On March 6, 2020, a decision was issued (I) rejecting the request made by the Federal Government in the petition submitted on January 13, 2020; (II) setting the expert fees at R$25,000.00, as proposed by the expert; (III) ordering the Bank to prove, within five (5) days, deposit of the amount of the fees; and (IV) granting the period of forty-five (45) days requested by the expert for delivery of the expert report. On November 9, 2020, the case was migrated to the PJE. On November 12, 2020, the Federal Government acknowledged its awareness of the decision issued. On November 30, 2020, Banco Inter filed a petition reporting that no omissions or compromises were identified in the quality of the typing of the record. On March 22, 2021, Banco Inter was notified of the order on March 6, 2020. On March 29, 2021, Banco Inter filed a petition enclosing proof of the court deposit for the expert's fees, set at R$25,000.00.
On April 27, 2021, an electronic summons was issued to the expert, summoning him to present the expert report within 45 days. On September 20, 2021, the expert requested an extension of deadline to present the report. On October 11, 2021, an order was issued granting extension of the time limit. On March 7, 2022, the expert report, together with its exhibits, was joined to the record. On June 20, 2022, Inter manifested its agreement with the content of the expert report and requested attachment of the "Concurring Opinion" prepared by its expert witness. On June 21, 2022, the Federal Government filed a petition requesting that the expert clarify whether the operating revenues recorded in the COFINS calculation memoranda, years 2006 to 2008, are revenues from Banco Inter's activities. On August 23, 2022, with the establishment of the Federal Court of Appeals for the 6th Circuit, which will have jurisdiction over the State of Minas Gerais, the lawsuit will be reassigned to be handled by said Court. On October 7, 2022, after the final migration of the case record to the Federal Court of Appeals for the 6th Circuit, an order was issued summoning the expert Florentino Geraldo Ferreira Junior, for a period of ten (10) days, to provide the clarifications requested by the Federal Government. Furthermore, the parties were ordered to be summoned to comment on the expert's clarifications. On January 9, 2023, a response from the Court-Appointed Expert was awaited regarding the clarifications requested by the Federal Government.

g) Summary of the decisions issued on the merits	Urgent interim relief was granted on November 22, 2016, for there to be no impediment on issuance of the CND and acceptance of the performance bond.
h) Stage of the proceeding	Parties' responses on the expert report
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. The amounts under discussion are the same as those indicated in Tax Execution No. 0035717-61.2017.4.01.3800.

3) Tax Execution No. 0035717-61.2017.4.01.3800
a) Court	27th Federal Court of the Judicial Section of Belo Horizonte/MG
b) Instance	Trial level
c) Date of Filing	09/04/2017
d) Parties to the proceeding	Judgment Creditor: Federal Government (National Treasury). Judgment Debtor: Banco Intermedium S.A. (former name of Banco Inter S.A.)
e) Amounts, assets, or rights involved	R$26,852,228.50
f) Main facts	Tax Execution seeking collection of alleged COFINS debts, plus an ex-officio fine of 75% and default interest for the period from March of 2006 to December of 2008, ascertained in Administrative Proceeding No. 15504.019137/2010-14, which for collection purposes were transferred to Administrative Proceeding No. 10680.723518/2016-32. On October 2, 2017, a petition was filed to report that the debts executed are already fully secured by means of a performance bond presented in the record of Vacatur Action No. 0066823-75.2016.4.01.3800 and, in view of this, requesting suspension of the progress of the tax execution until the final decision is issued in the vacatur action. On June 19, 2018, an order was issued mandating that the vacatur action court be notified to take the steps necessary to transfer the performance bond to the record of this Tax Execution Action. The performance bond was duly transferred to the Tax Execution. On May 21, 2019, an order was issued mandating suspension of this Tax Execution pending final judgment of Vacatur Action No. 0066823-75.2016.4.01.3800. On July 3, 2019, the decision was published. On September 3, 2019, the case was stayed pending final judgment of Vacatur Action No. 066823-75.2016.4.01.3800. On March 8, 2020, the Federal Government filed a petition agreeing with the performance bond endorsement submitted by the company. On May 24, 2021, an order was issued maintaining the execution suspended pending judgment of Vacatur Action No. 066823-75.2016.4.01.3800. On August 23, 2022, with the establishment of the Federal Court of Appeals for the 6th Circuit, which will have jurisdiction over the State of Minas Gerais, the lawsuit will be reassigned to be handled by said Court. On October 24, 2022, after definitive migration of the case to the Federal Court of Appeals for the 6th Circuit, the company submitted an endorsement of the performance bond. On November 7, 2022, the case was stayed pending judgment of Ordinary Action 0066823-75.2016.4.01.3800, and mandating suspension of the tax execution pending judgment of the Ordinary Action. The judgment of Ordinary Action 0066823-75.2016.4.01.3800 is awaited.
g) Summary of the decisions issued on the merits	Acceptance of the performance bond and stay of execution pending judgment of suit 0066823-75.206.4.01.3800
h) Stage of the proceeding	Suspended
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. If it does not pay spontaneously, it will be subject to seizure of assets to pay the judgment.

4) Tax Debt Vacatur Action No. 1024238-49.2020.4.01.3800
a) Court	18th Federal Court of the Judicial Section of Belo Horizonte
b) Instance	Trial level
c) Date of Filing	06/24/2020
d) Parties to the proceeding	Plaintiff: Banco Inter S.A Defendant: Federal Government (National Treasury).
e) Amounts, assets, or rights involved	R$36,390,547.06
f) Main facts	On June 24, 2020, the lawsuit was filed, with a request made by Banco Inter for emergency interim relief to suspend enforceability of COFINS debts under discussion in Administrative Proceeding No. 15504.729527/2014-20. On June 29, 2020, a decision was issued granting the request for interim emergency relief made by Banco Inter, to mandate suspension of enforceability of the tax debt at issue in the administrative proceeding, pending final judgment of the claim. On June 30, 2020, the writ of summons and notice of the decision that granted the urgent interim relief was issued. On July 22, 2020, the Federal Government filed an answer. On the same date, the Federal Government, in view of the decision that granted the request for emergency interim relief, filed Interlocutory Appeal No. 1023011-75.2020.4.01.0000, assigned to the 8th Panel of the Federal Court of Appeals for the 1st Circuit, to the Reporting Federal Judge, with a request for appellate relief to suspend the emergency interim relief granted. On July 24, 2020, a brief was given to the Reporting Federal Judge. On August 4, 2020, in the case record of the main proceeding, an electronic summons was issued, summoning the company to present a reply to the answer. On the same date, a hearing was held with the Reporting Judge of Interlocutory Appeal No. 1023011-75.2020.4.01.0000, during which all the particularities of the case were clarified and maintenance of the decision under appeal was defended. On August 13, 2020, the company was summoned to file a reply in the main proceeding. On September 2, 2020, Banco Inter filed a reply to the Federal Government's answer. On September 14, 2020, Banco Inter was summoned to specify the evidence it intends to produce. On September 17, 2020, Banco Inter reported that, with respect to the central issue under discussion - violation of res judicata - the action is ready for judgment at this time, since it deals with matters of law only, pursuant to article 355, I, of the Code of Civil Procedure of 2015, requesting, if it is not so found, in the alternative issue referring to accounting groups (atypical financial revenues), to accept the expert report produced in Vacatur Action No. 49040-46.2011.4.01.3800 as borrowed evidence; or else, to accept the expert accounting evidence. On September 18, 2020, Banco Inter, in the record of Interlocutory Appeal No. 1023011-75.2020.4.01.0000, was notified of the decision of September 8, 2020, which suspended the effects of the interim relief granted by the lower court. On September 18, 2020, in the main proceeding, Banco Inter filed a petition renewing its request for urgent relief.

On September 23, 2020, an order was issued in the main case summoning the Federal Government to respond to the request made by Banco Inter on September 18, 2020.  On September 24, 2020, the Federal Government, in the record of Interlocutory Appeal No. 1023011-75.2020.4.01.0000, stated its awareness regarding the decision of September 8, 2020.  On September 25, 2020, Banco Inter, in the record of the interlocutory appeal, filed a motion for clarification, to remedy errors of premise contained in the decision of September 8, 2020.  On October 2, 2020, the Federal Government was summoned to respond to the clarifications of September 25, 2020. On October 5, 2020, the Federal Government filed a response to Banco Inter's motion for clarification.  On October 6, 2020, the Federal Government, in the main record, presented a brief requesting denial of the request.  On October 8, 2020, Banco Inter filed a reply to Interlocutory Appeal No. 1023011-75.2020.4.01.0000.  On October 9, 2020, the Federal Government filed a brief in the record of the interlocutory appeal.  On October 14, 2020, in the main record, a decision was issued denying urgent relief.  On October 14, 2020, in the main record, the Federal Government and Banco Inter were notified of the decision.  On October 29, 2020, in the main proceeding, Banco Inter filed a motion for clarification. On February 17, 2021, the Federal Government was summoned to respond to Banco Inter's motion for clarification. On February 19, 2021, the Federal Government presented a response to Banco Inter's motion for clarification. On February 23, 2021, a decision was issued rejecting the motion for clarification of October 29, 2020. On March 8, 2021, Banco Inter submitted a performance bond as security for the debt in order to enable the issuance of a tax good standing certificate and requested the granting of injunctive relief of an ancillary nature, inaudita altera parte, in view of the presence of all the requirements authorizing receipt of the security, in order to ensure the right that the debt under discussion, currently recorded as Outstanding Debt under No. 60.6.21.000065-93, not be an obstacle to the issuance of a certificate with issues found with the effects of clearance, as well as not be subject to protest or registration with the credit protection bureau.  On March 10, 2021, an order was issued summoning the Federal Government to respond regarding the good standing of the security offered.  On March 15, 2021, the parties were notified of the decision.  On March 26, 2021, the Federal Government reported that the security cannot be accepted for the time being because there was no proof of registration of the policy with SUSEP, requesting that Banco Inter present the document.

4) Tax Debt Vacatur Action No. 1024238-49.2020.4.01.3800
On March 29, 2021, an order was issued summoning Banco Inter to respond to the Federal Government's petition of March 26, 2021. On March 30, 2021, Banco Inter, aware of the order, proved registration of the policy with SUSEP and requested that the Federal Government be notified urgently to respond regarding bringing into good standing the security, given the need to issue a tax clearance certificate. On April 5, 2021, an order was issued summoning the Federal Government to respond to the petition of March 30, 2021. On April 22, 2021, the Federal Government reported that it has already made an annotation of the security in the Outstanding Debt registers. On April 30, 2021, an order was issued reporting that because the Federal Government has made registration of the security in the outstanding debt registers, there is nothing to provide regarding the company's request for ancillary interim relief, since it was duly granted. On May 24, 2021, the parties were notified of the order. On September 24, 2021, a decision was issued denying the company's request for production of evidence, mandating conclusion of the case for judgment. On November 4, 2021, the company filed a motion for clarification against the decision that denied the request for production of expert evidence. On November 12, 2021, an order was issued giving the Federal Government review of the record to respond to the company's clarifications. On November 22, 2021, the Federal Government filed a response to the company's motion for clarification. On March 2, 2022, the motion for clarification was rejected. On August 27, 2022, with the establishment of the Federal Court of Appeals for the 6th Circuit, which will have jurisdiction over the State of Minas Gerais, the lawsuit will be reassigned to be handled by said Court. On December 15, 2022, a decision was rendered ordering further fact-finding, as well as granting the company's request for an accounting expert examination, having nominated as expert Ms. Adriana Demetre Gritras Polignano and the parties were notified to, within 15 days, respond regarding the appointment, indicate expert witnesses, and submit interrogatories. On January 6, 2023, Inter submitted an endorsement of the policy. Publication of the decision and beginning of the period for a response are awaited.
g) Summary of the decisions issued on the merits	Petition for interim relief denied. Performance bond accepted. Since the Federal Government has registered the bond in the outstanding debt registers, there is nothing to provide regarding the company's request for ancillary interim relief, since it was duly granted.
h) Stage of the proceeding	Awaiting accounting expert examination
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. The amounts under discussion currently total R$36,390,547.06.

5) Tax Execution No. 1018217-23.2021.4.01.3800
a) Court	24th Tax Foreclosure Court of SJMG
b) Instance	Trial level
c) Date of Filing	04/15/2021
d) Parties to the proceeding	Judgment Creditor: Federal Government (National Treasury). Judgment Debtor: Banco Intermedium S.A. (former name of Banco Inter S.A.)
e) Amounts, assets, or rights involved	R$36,390,547.06
f) Main facts	Tax execution filed by the Federal Government for the collection of alleged COFINS debts controlled by Administrative Proceeding No. 15504.729527/2014-20, which were entered in the Federal Outstanding Debt under No. 60 6 21 000065-93, now the subject matter of Tax Debt Vacatur Action No. 1024238-49.2020.4.01.3800 (table 5 above). On April 15, 2021, a Tax Execution Action was filed. On April 24, 2021, an order was issued mandating that the Bank be served with process. On October 17, 2021, the Bank was served with process by e-mail. On November 19, 2021, the Bank presented a petition reporting that the debt executed is guaranteed by a judicial bond offered in Tax Debt Vacatur Action No. 1024238-49.2020.4.01.3800, and requesting suspension of the tax execution pending final and unappealable judgment of the aforementioned vacatur action, in which the merits of the claim are discussed. On August 29, 2022, with the establishment of the Federal Court of Appeals for the 6th Circuit, which will have jurisdiction over the State of Minas Gerais, the lawsuit will be reassigned to be handled by said Court.
g) Summary of the decisions issued on the merits	Acceptance of the performance bond
h) Stage of the proceeding	Awaiting request to suspend the case pending the end of Tax Debt Vacatur Action No. 1024238-49.2020.4.01.3800
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. If it does not pay spontaneously, it will be subject to seizure of assets to pay the judgment.

6) Administrative Proceeding No. 10680.723654/2015-41
a) Court	Administrative
b) Instance	1st instance - Regional Office of the Federal Revenue Service of Brazil
c) Date of Filing	10/09/2015.
d) Parties to the proceeding	Applicant: Banco Intermedium S.A. (former name of Banco Inter S.A.) Respondent: Federal Revenue Service of Brazil
e)Amounts, assets, or rights involved	R$2,630,424.13
f) Main facts	Statement of Objection filed against the order that denied the COFINS credit right claimed, not approving the offsets claimed by the Bank. Statement of Objection filed on November 3, 2015, with the Federal Revenue of Brazil Judgment Office - DRJ/MG, proving the existence of the credit claimed and its sufficiency to settle the debts offset. On July 20, 2020, Banco Inter was notified of the decision of the 1st administrative instance that did not recognize the receivable arising from undue payment of COFINS in January and February of 2014 and reviewed, ex-officio, the decision that had approved the offset declared through PERD/COMP No. 0346.00740.060514.1.3.04-9005, so as to no longer approve it. On September 29, 2020, Banco Inter filed a voluntary appeal. On October 2, 2020, the record was sent to the Administrative Tax Appeals Board (CARF). The assignment of Banco Inter's appeal in CARF is awaited, as is the subsequent designation of a Board Member as Reporting Judge.
g) Summary of the decisions issued on the merits	Inter's right to offset not recognized.
h) Stage of the proceeding	Awaiting designation of the Reporting Board Member
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. If it does not pay voluntarily, it will be subject to an action for execution to be brought by the Tax Authorities.

7) Administrative Proceeding No. 15215.720028/2017-75
a) Court	CARF
b) Instance	2nd administrative instance
c) Date of Filing	04/05/2017
d) Parties to the proceeding	Assessor: Federal Revenue Service of Brazil Assessed: Banco Intermedium S.A. (former name of Banco Inter S.A.)
e) Amounts, assets, or rights involved	R$24,161,275.32
f) Main facts	Assessment Notice issued to establish an alleged COFINS tax credit, plus an ex-officio fine of 75% and default interest, on the grounds that the Bank, in calendar year 2013, had made insufficient payments of the contribution in question due to the non-inclusion of "financial revenue" in the calculation basis. The Bank filed an objection on May 10, 2017, before the Federal Revenue Judgment Office DRJ/MG, claiming that the requirement of COFINS was undue and, therefore, the assessment was unfounded. On September 5, 2017, the Bank was notified of the Federal Revenue Judgment Office DRJ/MG ruling that dismissed the objection, fully upholding the tax requirement. On October 4, 2017, the Bank filed a voluntary appeal with the CARF, requesting that the appellate decision be overturned in order to fully cancel the assessment. In the judgment, after the filing of briefs and the oral arguments of Banco Inter's appeals, the Reporting Board Member voted for partial granting of the voluntary appeal, to exclude the levy of COFINS on revenue from the "recovery of charges and expenses.” The judgment was then adjourned due to a request for examination of the record. On September 25, 2019, a judgment was concluded, by the 1st Ordinary Panel of the 2nd Chamber of the 3rd Section, which partially granted the voluntary appeal filed by Banco Inter, to exclude the revenue "recovery of charges and expenses" from the COFINS tax basis, by unanimous vote. On November 13, 2019, the decision by the 1st Ordinary Panel of the 2nd Chamber of the 3rd Section of the CARF was formalized. On the same date, the case was sent to the National Treasury Attorney's Office for awareness of the decision and any appeal. On December 5, 2019, the case was returned to the CARF. On January 8, 2020, the case was sent to the lower Office of the Federal Revenue Service for summons of Banco Inter regarding the decision of the 1st Ordinary Panel of the 2nd Chamber of the 3rd Section of the CARF, as well as any appeal filed by the National Treasury Attorney's Office. On November 4, 2020, Banco Inter was notified of the appellate decision. On November 9, 2020, Banco Inter filed a motion for clarification. On December 8, 2020, the motion was assigned to the 1st Ordinary Panel of the 2nd Chamber of the 3rd Section of CARF. On April 15, 2021, Banco Inter's motion for clarification was included in the virtual trial agenda for April 28, 2021. On the same date, Banco Inter, given the particularities of the case, requested that the case be removed from the virtual trial agenda for April 28, 2021, so that the appeal could be timely included in an in-person session, enabling the filing of briefs and oral arguments, and the request was granted.
On May 7, 2021, the appeal was removed from the trial agenda. On December 1, 2021, the case was included in the trial agenda for December 17, 2021. On December 17, 2021, after the submission of the brief, the presentation of oral argument, and after Reporting Board Member Laércio Cruz Uliana Junior voted for the partial acceptance and, in this part, denied it relief (thus upholding the decision that partially granted relief to the voluntary appeal to exclude the revenues recorded in the "Recovery of Charges and Expenses" account from the COFINS tax basis), the judgment of Banco Inter's motion for clarification was interrupted due to the request for examination of the record made by Board Member Leonardo Ogassawara de Araújo Branco (Taxpayers' Representative). On October 24, 2022, after submission of the brief and presentation of oral argument, Banco Inter's motion for clarification was partially accepted, without any amending effect, only to remedy omissions related to the following matters: (i) application of article 100, sole paragraph, of the CTN, (ii) judicial pronouncement favorable to the movant in the records of the vacatur action, and (iii) application of article 112 of the CTN. However, the appealed decision, which unanimously granted in part Banco Inter's voluntary appeal, was maintained, in order to rule out from the COFINS tax basis the revenues recorded in Accounting Account 7.1.9.30.00-6 ("Recovery of Charges and Expenses"). On November 17, 2022, the appellate decision that partially granted Banco Inter's motion for clarification was published. On December 15, 2022, the case was remanded to the Office from which it originated for Banco Inter to be notified of the decision that partially granted its motion for clarification, without any amending effects, such that the result of the judgment was maintained. The summons of Banco Inter is pending.
g) Summary of the decisions issued on the merits	Partially favorable decision for Inter, to rule out from COFINS' calculation basis the revenues recorded in Accounting Account 7.1.9.30.00-6
h) Stage of the proceeding	Awaiting closure
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. If it does not pay voluntarily, it will be subject to an action for execution to be brought by the Tax Authorities.

8) Administrative Proceeding No. 15504.726266/2018-10
a) Court	Regional Office of the Federal Revenue Service of Brazil
b) Instance	1st administrative instance
c) Date of Filing	10/31/2018
d) Parties to the proceeding	Assessor: Federal Revenue Service of Brazil Assessed: Banco Inter S.A.
e) Amounts, assets, or rights involved	R$24,553,104.28
f) Main facts	Tax assessment notice issued to create a COFINS tax credit, plus an ex-officio fine of 75% and default interest, on the grounds that Banco Inter, in calendar year 2014, had made insufficient payments of the contribution in question due to non-inclusion of "financial revenues" in its calculation basis. On October 31, 2018, Banco Inter was served with the Infraction Notice. On November 29, 2018, an Objection was filed. On January 2, 2019, the Bank was notified of Tax Summons No. 1,050, of December 20, 2019, which summoned it to bring into good standing the legal representation of its attorneys-in-fact. On January 21, 2019, the Bank filed a petition to attach an instrument of power of attorney to the record. On June 7, 2019, the Bank was notified of the first administrative instance decision that dismissed the objection, fully maintaining the assessment. On June 28, 2019, the Bank filed a voluntary appeal. On July 3, 2019, the case record was sent to the Administrative Tax Appeals Board - CARF for judgment of the voluntary appeal filed. On February 19, 2020, the voluntary appeal was assigned to the 1st Ordinary Panel of the 4th Chamber of the 3rd Judgment Section of CARF and assigned to Board Member Lazaro Antônio Souza Soares. On February 19, 2020, the voluntary appeal was assigned to the 1st Ordinary Panel of the 4th Chamber of the 3rd Judgment Section of CARF and assigned to Board Member Lazaro Antônio Souza Soares. On May 13, 2021, appeal included on trial agenda for May 25, 2021. On May 18, 2021, appeal withdrawn from the trial agenda. On June 22, 2021, case reassigned to the 2nd Ordinary Panel of the 4th Chamber of the 3rd Section of CARF. On December 1, 2021, the case was included in the trial agenda for December 15, 2021. On December 15, 2021, after submission of a brief, presentation of oral argument, ample debates, and the vote of Reporting Board Member Lazaro Antonio Souza Soares for partial relief (to exclude the revenues recorded in the "Recovery of Charges and Expenses" account from the COFINS tax basis), the judgment of the company's voluntary appeal was interrupted due to the request for examination of the record made by Board Member Maysa de Sá Pittondo Deligne (Taxpayers' Representative). On June 9, 2022, after the resubmission of briefs and oral arguments, Banco Inter's voluntary appeal was partially granted relief, by majority vote, in order to cancel only the tax assessment in relation to the accounting account related to the recovery of charges and expenses, maintaining in the appellate decision the remaining tax assessment. The dissenting opinion was to grant the voluntary appeal in full, canceling in full the tax assessment. October 31, 2022 The appellate decision that unanimously granted partial relief to Banco Inter's voluntary appeal was published. Afterwards, the case was sent to the PGFN for a statement of awareness. November 16, 2022 PGFN filed a motion for clarification. The examination of PGFN's motion for clarification is pending and Banco Inter will be notified of the appellate decision.
g) Summary of the decisions issued on the merits	The assessment is maintained. Banco Inter's voluntary appeal was partially granted relief, in order to cancel the tax assessment in relation to the accounting account related to the recovery of charges and expenses
h) Stage of the proceeding	Awaiting finalization
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Inter considers relevant all cases related to COFINS that originated from the inspection of the Federal Revenue Service that disagreed with the application of the decision handed down in Application for Mandamus No. 1999.38.00.016025-9.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. If it does not pay voluntarily, it will be subject to an action for execution to be brought by the Tax Authorities.

9) Tax Debt Vacatur Action no. 1054778-80.2020.4.01.3800
a) Court	15th Federal Civil Court of the Judicial Subsection of Minas Gerais
b) Instance	Trial level
c) Date of Filing	12/17/2020
d) Parties to the proceeding	Plaintiff: Banco Inter S.A Defendant: Federal Government
e) Amounts, assets, or rights involved	R$59,925,553.51
f) Main facts
Urgent in limine injunction aimed at guaranteeing, through Performance Bond No. 1007500018116, the IRPJ and CSLL tax credit for the calendar years 2008 and 2009, plus an ex-officio fine (qualified) of 150% and default interest, discussed in Administrative Proceeding No. 10600.720008/2013-11 and subsequently split into Administrative Collection Proceeding No. 16327.721123/2020-45. On December 17, 2020, a request for an urgent provisional injunction was filed with the objective of guaranteeing the IRPJ and CSLL debts by means of a performance bond. On December 17, 2020, a decision was issued granting the relief requested, in order to accept the performance bond offered for the debts embodied in Administrative Assessment Proceeding No. 16327.721123/2020-45, as well as in order that they not create an obstacle to the issuance of a good tax standing certificate. On December 18, 2020, process was served on the Federal Government. On December 18, 2020, the Federal Government was notified of the decision that granted the relief requested. On December 21, 2020, the Federal Revenue Service Office in Belo Horizonte was notified of the decision that denied the relief requested. On December 22, 2020, the Federal Government filed a motion for clarification of the decision issued. On December 22, 2020, the Federal Government's service of process was returned fulfilled. On December 24, 2020, the service of process on the Federal Revenue Service Office in Belo Horizonte was returned fulfilled. On December 28, 2020, the fulfillment of the service of process on the Federal Revenue Service Office in Belo Horizonte was attached to the record. On January 6, 2021, Banco Inter presented a brief, attaching to the case record proof of registration of Performance Bond No. 04669202010010750018116 and its Endorsement. On January 7, 2020, a decision was issued that did not accept the Federal Government's motion for clarification. On January 8, 2021, electronic communications were sent via the system to Banco Inter and the Federal Government regarding the decision not to accept the Federal Government's motion for clarification. On January 8, 2021, DEINF reported that the debts from Administrative Proceeding No. 16327.721193/2020-45 were forwarded to the Attorney General's Office of the National Treasury and registered as Outstanding Debt under Nos. 60.2.21000054-07 (IRPJ) and 60.6.21.000066-74 (CSLL). On January 8, 2021, electronic communications were sent via the system Banco Inter and the Government regarding the decision not to accept the Federal Government's motion for clarification.

On March 4, 2021, Banco Inter reported that, despite the Bond having been accepted, the debts are unduly listed as pending in the tax report, constituting an obstacle to renewal of its good tax standing certificate, requesting that the Federal Government be summoned urgently to bring into good standing in its system the registration of IRPJ and CSLL debts, allowing the document to be issued.  On the same date, an order was issued summoning the Federal Government to respond within 48 hours regarding Banco Inter's allegation of possible non-compliance with the relief granted, proving effective fulfillment of the aforementioned court decision, under penalty of a fine to be established later by this Court. On March 8, 2021, the Federal Government submitted a brief reporting that (a) it is not possible to issue the good tax standing certificate due to an alleged new debt arising from Administrative Proceeding No. 15504.729527/2014-20, recorded in CDA No. 60.6.21.000065-93, and (b) that issuance of the certificate can be requested administratively, since, supposedly, the Court had not ordered exclusion of the pending issues in Banco Inter's tax status report. On March 10, 2021, Banco Inter filed a principal request to cancel the debts in Administrative Proceeding No. 10600.720008/2013-11, and subsequently split into Administrative Collection Proceeding No. 16327.721123/2020-45. On March 15, 2021, the Federal Government was summoned to present its answer to the main claim. On March 18, 2021, the Federal Government reported fulfillment of the decisions that granted in limine injunctive relief. On April 6, 2021, Banco Inter was made aware of the Federal Government's brief of March 18, 2021, reporting that on April 6, 2021, a Certificate of Issues Found with the Effects of Clearance for Debts related to Federal Taxes and Federal Outstanding Debt was issued. On April 30, 2021, the Federal Government filed its answer to the main claim. On June 14, 2021, the parties were summoned for specification of evidence. On July 5, 2021, Banco Inter filed a reply to the Federal Government's answer and, in the same petition, requested the production of technical expert accounting, documentary, and testimonial evidence. On the same date, the Federal Government presented a petition reporting that it has no other evidence to produce and petitioning for a summary judgment. On August 27, 2021, the company filed a petition requesting the attachment of the performance bond endorsement. On February 7, 2022, an order was issued denying the Federal Government's request to strike the reply filed by the plaintiff, on the grounds that it was untimely, and summoning the Federal Government to respond regarding the performance bond attached, as well as to submit a copy of the complaint in Tax Enforcement Action No. 101225-4.34.2021.4.01.3800. On February 8, 2022, the Federal Government presented a petition acknowledging the endorsement of the performance bond. On August 27, 2022, with the establishment of the Federal Court of Appeals for the 6th Circuit, which will have jurisdiction over the State of Minas Gerais, the lawsuit will be reassigned to be handled by said Court. October 19, 2022, after the definitive migration of the case to the Federal Court of Appeals for the 6th Circuit, the company was summoned to respond regarding the Federal Government's acknowledgment of the endorsement of the performance bond. On November 25, 2022, the company acknowledged the Federal Government's petition.  Review of the request for the production of evidence is pending.

9) Tax Debt Vacatur Action no. 1054778-80.2020.4.01.3800
g) Summary of the decisions issued on the merits	The urgent relief was granted to accept the performance bond and that it not constitute an obstacle to the issuance of the good tax standing certificate.
h) Stage of the proceeding	The request for the production of technical expert accounting, documentary, and testimonial evidence submitted by the company is pending review.
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Considered material due to the sum involved.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. The amounts currently under discussion total R$56,409,040.55.

10) Tax Execution No. 1012254-34.2021.4.01.3800
a) Court	26th Tax Foreclosure Court of SJMG
b) Instance	Trial level
c) Date of Filing	03/17/2021
d) Parties to the proceeding	Judgment Creditor: Federal Government (National Treasury). Judgment Debtor: Banco Intermedium S.A. (former name of Banco Inter S.A.)
e) Amounts, assets, or rights involved	R$ 59,925,553.51
f) Main facts	Tax enforcement filed by the National Treasury aiming at collection of alleged tax debts of IRPJ and CSLL from the calendar years of 2008 and 2009, plus an ex-officio fine set at 150% and default interest, which originated Administrative Proceeding No. 10600.720008/2013-11, and are currently controlled by Administrative Proceeding No. 16327.721193/2020-45 and are recorded as Outstanding Debt under No. 60.2.21.000054-07 (IRPJ) and 60.6.21.000066-74, subject to litigation in Vacatur Action No. 1054778-80.2020.4.01.3800. On March 17, 2021, a Tax Execution Action was filed. On March 24, 2021, an order was issued directing the company to be summoned. On August 17, 2021, the company was served with process. On August 24, 2021, the company presented a petition reporting that the debt executed is guaranteed by a judicial bond offered in Tax Debt Vacatur Action No. 1054778-80.2020.4.01.3800, and requesting suspension of the tax execution pending final and unappealable judgment of the aforementioned vacatur action, in which the merits of the claim are discussed. On August 27, 2021, the company attached the performance bond endorsement to the record, containing an express reference to the number of this tax execution. On February 22, 2022, the Federal Government was summoned to respond to the petition presented by Banco Inter. On March 18, 2022,the Federal Government responded requesting: (1) the issuance of the respective writ of attachment; (2) opening of a time period for filing a motion to stay execution; and (3) suspension of the present execution pending final judgment of the vacatur action. On September 1, 2022, with the establishment of the Federal Court of Appeals for the 6th Circuit, which will have jurisdiction over the State of Minas Gerais, the lawsuit will be reassigned to be handled by said Court. October 19, 2022. After the final migration of the case to the Court of Appeals for the 6th Circuit, the case was concluded for a decision. The company's request for suspension of the tax execution is pending review.
g) Summary of the decisions issued on the merits	There has been no decision on the merits thus far.
h) Stage of the proceeding	The request for suspension of the tax execution is awaiting review
i) Chance of loss (probable, possible, or remote)	Possible
j) Reason why the case is considered material	Considered material due to the sum involved.
k) Analysis of the impact in the event of loss in the case	In the event of loss, the Bank will have to pay the amount indicated in item "e", duly adjusted for inflation. If it does not pay spontaneously, it will be subject to seizure of assets to pay the judgment.
Civil Cases
The Company is not a party to any civil suit individually deemed material.
Labor Cases
The Company is not a party to any labor suits individually deemed material.

4.5. Total amount provisioned for material non-confidential proceedings
Indicate the total amount reserved, if any, for the proceedings described in item 4.4
Not applicable, since no provision had been made as of December 31, 2022, for the tax proceedings described in item 4.4 above.

4.6. Material confidential suits
With respect to material confidential proceedings to which the issuer or its controlled companies are a party and that have not been disclosed in item 4.4, analyze the impact in the event of loss and report the amounts involved.
As of the date of this Reference Form, the Company does not appear as a party in confidential proceedings that are considered material.

4.7. Other material contingencies
Describe other relevant contingencies not covered by the previous items
We and our indirect subsidiary, Inter&Co Payments, together with Eliran Grushkowsky and Fernando Fayzano, who are former executives and shareholders of Inter&Co Payments, are defendants in an action filed on December 8, 2022, by Forex Express Corp. ("WireCash" ) in the Superior Court of Los Angeles County, California. The plaintiff alleges that Mr. Eliran Grushkowsky, a former WireCash executive, took unspecified "trade secrets" related to anti-fraud technology from his employment at WireCash and used the information after being hired by Inter&Co Payments to bolster the company's anti-fraud capabilities. In its complaint, WireCash alleged a significant amount of compensatory damages and other claims for other supposed damages, including punitive and other special damages, restitution of profit, in addition to reimbursement of reasonable legal costs and expenses. Based on our investigation as of the date of this Reference Form, we believe Inter Payments uses third-party licensed tools and services for its anti-fraud efforts, not any proprietary WireCash technology. As such, we believe that WireCash's claims are frivolous and without merit and that we and Inter&Co Payments have substantial legal and factual defenses to such claims made by Wirecash.
On February 6, 2023, Inter&Co Payments filed an objection to the complaint seeking dismissal of all claims made against it. Furthermore, on the same day, we filed a motion to quash the service of process and complaint against us, since service of the complaint and related documents must be effected, if at all, through the Hague Convention, which was not done. On April 6, 2023, WireCash initiated proceedings to amend the complaint, advancing the same core theory of trade secret misappropriation as the original complaint, without providing any further facts. We intend to continue to vigorously and proactively defend against what we believe to be meritless allegations in this lawsuit and any future related actions or claims.

5. RISK MANAGEMENT AND INTERNAL CONTROLS POLICY
5.1. Description of risk management and market risks
In relation to the risks indicated in items 4.1 and 4.3, state:
a.    whether the issuer has a formalized risk management policy, highlighting, if so, the body that approved it and the date of its approval, and, if not, the reasons why the issuer did not adopt a policy
For risk management, the company adopts the policies applicable to Banco Inter, which is its only asset.
Banco Inter has policies that establish the guidelines and governance for risk management, approved by Banco Inter's Board of Directors, as listed in the table below:

Nr.	Policy	Date of Approval	Date of latest update
647	Policy - Risk Appetite Statement	05/14/2018	01/16/2023
648	Integrated Risk Management Policy - GIR	05/14/2018	02/01/2023
563	Information Policy Regarding Integrated Risk Management	10/25/2013	12/30/2022
771	Market Risk Management Policy	12/30/2020	07/25/2022
772	Capital Management Policy	12/30/2020	08/16/2022
773	Liquidity Risk Management Policy	12/30/2020	January 5, 2023
767	Operational Risk Management Policy	01/25/2021	December 5, 2022
781	Credit Risk Management Policy	12/30/2020	04/22/2022
730	Social, Environmental, and Climate Responsibility Policy	January 15, 2021	12/02/2022
764	Business Continuity Management Policy - BCM	January 29, 2021	02/07/2023
785	Prevention of Money Laundering, Financing of Terrorism, and Corruption Policy	11/12/2013	03/31/2023
645	Compliance Policy	12/20/2017	05/03/2022
968	Internal Controls Policy	05/15/2017	04/03/2023
709	Credit Operations Approval Policy	11/25/2019	December 15, 2022
689	Anti-Corruption Policy	07/11//2019	05/03/2022
820	Conflict of Interest Policy	09/28/2021	03/31/2023
639	Inter Audit Responsibility Policy	07/22/2021	12/02/2022
809	Private Social Investment Policy	11/01/2021	February 27, 2023
With the publication of BACEN Resolution No. 4,557/2017, all of Banco Inter's risk management guidelines were unified into a single policy, called "GIR - Integrated Risk Management".
The policies are periodically updated by the responsible areas and are approved by Banco Inter's Board of Directors, when applicable. The documents related to risk management are reviewed annually.
In relation to market risks, as mentioned above, the Company adopts the policies applicable to Banco Inter. As a result, the Company adopts the procedures of the Market Risk Management Policy in addition to the criteria defined in Banco Inter's Integrated Risk Management Policy (GIR) as applicable, both approved by Banco Inter's Board of Directors. These policies define the guidelines to be followed by Banco Inter, involving the quantitative and qualitative issues of market risk exposure, as well as the metrics used for this management.

b.    the objectives and strategies of the risk management policy, if any, including:
The risk management process allows for identification and measurement of possible impacts (and alternatives) of the risks assumed by Inter against its strategic objectives and risk appetite. The Inter Group seeks to develop processes and controls that allow it to anticipate scenarios and/or situations that may result in imbalances or mismatches in relation to the risk levels it is willing to assume.
i.    the risks for which protection is sought
The risks listed below encompass the Inter Group's set of relevant corporate risks:
i.Liquidity Risk: risk associated with the occurrence of imbalances between tradable assets and payable liabilities - "mismatches" between payments and receipts - that may affect the Company's ability to pay, taking into consideration the different currencies and settlement terms of its rights and obligations.
ii.Credit Risk: This is the possibility of occurrence of losses associated with non-fulfillment by the borrower or counterparty of their respective financial obligations under agreed-upon terms, the devaluation of a credit agreement due to the deterioration of the borrower's risk classification, reduction of earnings or remuneration, advantages granted in renegotiation, and recovery costs, which include, further:
Counterparty Credit Risk: This is the possibility of non-performance by a certain counterparty of obligations related to the settlement of transactions involving the trading of financial assets, including those related to the settlement of derivative financial instruments.
Customer Risk: This is the risk of financial loss resulting from the closeout process of its positions, considering a set of risk scenarios and the collateral deposited.
Broker Risk: This is the possibility of losses associated with non-fulfillment of financial obligations in the terms agreed upon by the broker of credit operations.
Concentration Risk: This is the possibility of credit losses arising from significant exposures to a counterparty, to a risk factor, or to groups of counterparties related through common characteristics.
i.Operational Risk: This is the possibility of losses resulting from failure, deficiency, or inadequacy of internal processes, people, and systems, or external events, including the possibility of losses arising from legal risk, due to inadequacy or deficiency in contracts entered into by the Company, as well as sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from activities conducted by the Company.
ii.Strategy Risk: This is the possibility of losses resulting from adverse changes in the business environment, or from the use of inadequate assumptions in decision-making.
iii.Reputational Risk: This is the possibility of losses arising from negative perception about the Company by customers, counterparties, shareholders, investors, government agencies, the community, or supervisors that may adversely affect the sustainability of the business.
iv.Social and Environmental Risk: This is the possibility of losses arising from exposure to social and environmental damage generated by the Company's activities.
v.Compliance Risk: This is the possibility of financial, reputational, and image losses resulting from failure to comply with laws, regulations, internal rules, code of conduct and ethics, and guidelines established for the business and activities of the Company and its controlled companies.
vi.Market Risk: The possibility of losses resulting from fluctuations in the market values of positions held by a financial institution.

ii.    instruments used for protection
The Inter Group has established policies and strategies for risk management, as well as for the management of derivative financial instruments, which determine the Group's guidelines for the process of managing these risks.
In relation to equity protection (hedge), the instruments used for the mitigation of risks are over-the-counter derivatives or those registered in stock exchanges, traded directly on B3 S.A. - Brasil, Bolsa, Balcão ("B3"), or directly with the counterparty, such as swaps, futures contracts, and currency forwards.
Market Risk
The risk management practices are aligned with the recommendations of Pillar III of the Basel Committee for both qualitative and quantitative issues. The risk management model includes:
•Segregation of duties;
•Specific structure for risk management;
•Defined management process;
•Decisions at various hierarchical levels;
•Clear standards and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
The market risk positions are analyzed and monitored by our Assets and Liabilities Committee through various reports that aim to provide an analytical assessment and support market risk decisions.
Daily control and monitoring of market risks through models and reports, considering:
-     Exposures to market risks by risk factor;
-     Exposures to market risks by product;
-     Asset and Liability mismatch;
-     VaR by risk factor; and
-     Delta EVE.
Liquidity Risk
The Inter Group has established policies and strategies for managing liquidity risks. The liquidity risk management process uses mechanisms that detail the necessary procedures for implementation of decisions related to the Group's business and activities, as well as meeting legal requirements and those of regulatory and oversight agencies.
In managing liquidity risk, processes are used to evaluate, monitor, and control the level of liquidity, minimum cash, position of assets with a high degree of liquidity, and concentration level, among other things. Additionally, Banco Inter has an Assets, Liabilities, and Liquidity Committee, which is a joint structure prepared to evaluate the market and make decisions that can protect the institution's interests.
Credit Risk
The Inter Group's credit risk management is carried out based on market practices and follows banking supervision and regulation standards. Credit risk management involves strategies, processes, procedures, systems, and reporting on credit risk.
The measurement of credit risk is carried out by means of various indicators: default, delay, portfolio quality, allowance for loan losses, concentration, regulatory capital requirement, and stress tests, among other things, which reflect the risk mitigation policy.

Operational Risk
Operational risk management aims to ensure identification and monitoring of possible operational failures and improvements, seeking assertive and preventive action to eliminate, reduce, and/or mitigate any risks to which the Inter Group may be exposed.
The Inter Group maps its operational risks, identifying its main exposures and planning actions for each risk identified. The approaches used are Top Down in light of the strategic risks and Bottom-up, in a complementary manner and in accordance with the regulatory agendas, as well as in consonance with the needs observed in the work carried out by operational risk management.
Banco Inter also has other policies associated with operational risk management, such as: Money Laundering Prevention and Combating the Financing of Terrorism, Fraud Prevention, Information Security, Business Continuity Management, among others.
Strategy Risk
The Inter Group adopts as a regular practice analysis of macroeconomic and financial industry scenarios, in order to better evaluate market scenarios, opportunities, and threats, seeking a better basis for its strategic decisions, considering the possibility of losses resulting from adverse changes in the business environment or the use of inadequate assumptions in decision-making. Strategy risk management is accomplished through strategic planning as well as the capital plan.
Strategy risk management is carried out by means of market evaluation and monitoring, strategic planning, as well as by monitoring and analyzing deviations between the projected and realized values and projection updates throughout the year, seeking to maintain this exposure always balanced.
Reputation Risk
The reputation risk management framework involves broad management of operational processes in general and brand management processes in particular. In the scope of this performance, we monitor indicators related to the quality of communications, indicators related to the brand on the social networks, BACEN's ranking, complaints received by the Ombudsman’s Office, lawsuits filed, external ratings, and market analysts' reports.
Social and Environmental Risk
The risk management structure acts by assessing, preventing, and/or controlling the Inter Group's exposure to social and environmental risk events in the granting of loan transactions, in the process of operating losses, in the processes of defining corporate strategy and brand management, of purchases in general, of hiring and management of logistical resources, of prospecting for investments, and of strategic partnerships.
The Inter Group is also concerned with investing in social, educational, and sports incentive projects, in green area maintenance, among other actions that aim to provide a more pleasant environment and a better quality of life for society.
Compliance Risk
Aiming to strengthen existing practices at the Inter Group, the Bank's Board of Directors approved the Compliance Policy, which defines the standards for action in order to comply with the applicable laws, regulations, and internal rules that safeguard the companies.
In addition to implementing the Compliance Policy, the Inter Group adopts standardized procedures to test the adherence of internal processes to the Compliance Policy, as well as to other internal rules, regulations, and legislation applicable to its activities. The Compliance, AML/CFT, Internal Controls, Operational Risk, and Internal Audit areas are involved in this process, in addition to the internal Committees and Boards.
Holdings
In line with current regulations, the Inter Group evaluates the risk management of connected entities, issuing guidelines for adequacy regarding risk management and its alignment with the practices adopted by the Inter Group.

iii.    organizational risk management structure
The risk governance model adopted by the Inter Group involves the structure of the Banco Inter's Board Advisory Committees, such as the Board of Auditors, Credit Risk Committee, Assets, Liabilities, and Liquidity Committee, and Operational Risks and Compliance Committee.
In addition to Banco Inter's Board of Directors, the main body responsible for the management of the Company's risks, the hierarchical structure for the management of risks and controls is also part of the hierarchical structure, although with joint or isolated responsibilities: Chief Executive Officer’s Office (CEO), the Vice-Presidencies, the Chief Risk Officer (CRO), the Internal Audit Committee, the Operational Risk Committee, Governance and Integrity, Internal Audit, Treasury, Compliance, AML/CFT and Internal Controls, the Finance and Investor Relations Office.
Below is a description of the responsibilities of each Banco Inter body involved:
1.Joint: Board of Directors, Committees, CEO, Vice Presidency, and CRO:
i.Evaluate periodically the Risk Matrix of Banco Inter;
ii.Understand, in a comprehensive and integrated manner, the risks that can impact on capital and liquidity;
iii.Understand the limitations of information in risk and capital management reporting;
iv.Ensure that the content of the RAS is observed;
v.Understand the limitations and uncertainties related to risk assessment, models, even when developed by third parties, and methodologies used in the management framework;
vi.Ensure that each manager understands the Risk Matrix under his or her responsibility and requires its continuous monitoring;
vii.Approve and review annually the Company's policies and strategies for risk management; and
viii.Propose strategies and structures for risk management.

2.Joint: Board of Directors, CEO, and Vice Presidency:
i.Approve the appointment of the Chief Risk Officer (CRO);
ii.Approve and review at least annually the Risk Appetite Statement, as well as the Integrated Risk Management Policy;
iii.Ensure timely correction of deficiencies in the risk and capital management framework;
iv.Approve necessary changes in the Company's strategies, as well as in its systems, routines, and procedures;
v.Authorize, when necessary, exceptions to the activities defined in the policies, procedures, limits, and risk appetite levels established in the RAS;
vi.Promote the dissemination of the Company's risk management culture;
vii.Ensure adequate and sufficient resources for the exercise of risk management and capital activities, in an independent, objective, and effective manner;
viii.Ensure that the compensation structure adopted by the Company does not encourage behavior that is incompatible with the risk appetite levels set out in the RAS;
ix.Ensure that the Company maintains adequate and sufficient levels of capital and liquidity; and
x.Propose strategies and structures for risk management.
3.Chief Risk Officer (CRO):
i.Not perform functions or any other business activity of the Company that may constitute a conflict of interest;
ii.Exercise duties in an independent manner;
iii.Oversee the development and performance of the risk management framework, including its improvement;
iv.Ensure that the policies, processes, reports, systems, and models used in risk management are in line with the RAS and with the Company's strategic objectives;
v.Ensure that the members of the specific risk management unit are adequately trained in the policies, processes, reports, systems, and models of the risk management framework, even if developed by third parties;
vi.Effectively participate in the process of making strategic decisions related to risk management and, when applicable, to capital management, assisting the board of directors; and
vii.Propose strategies and structures for risk management.
4.Vice-Presidencies
i.Approve the definition of the organizational structure for risk management implementation;
ii.Expressly opine on the actions to be implemented for timely correction of the deficiencies pointed out;
iii.Approve the implementation of risk management processes, procedures, and systems;
iv.Propose strategies and structures aimed at risk management and forward them to the Operational Risk Committee for evaluation;
v.Promoting dissemination of a risk management culture at the Company;
vi.Ensure adequate and sufficient resources for the exercise of risk management and capital management activities, in an independent, objective, and effective manner; and
vii.Ensure that the compensation structure adopted by the institution does not encourage behavior that is incompatible with the risk appetite levels set out in the RAS.

5.Risk Committee
i.Propose, whenever necessary, approval and revision of the risk management policies, strategies, and limits;
ii.Propose annually the setting and review of the Company's risk appetite levels;
iii.Ensure the Company's adherence to risk management policies, strategies, and limits;
iv.Approve significant changes, as a result of risks in the Company's policies and strategies, as well as in its systems, routines, and procedures;
v.Promoting dissemination of a risk management culture at the Company;
vi.Evaluate the adequacy of the risk appetite levels set in the RAS and the strategies for their management, considering the risks individually and in an integrated manner; and
vii.Assess the degree of adherence of the risk management framework processes to the policies established.
6.Compliance, AML/CFT, and Internal Controls
i.Prepare, propose, and keep updated, at least annually, the applicable policies, standards, and methodologies;
ii.Propose strategies and structures aimed at risk management and forward them to the Risk Committee for evaluation;
iii.Evaluate and propose the acquisition of appropriate systems for risk management;
iv.Present to the Risk Committee the critical risks involved in each macro-process, process, sub-process, and activity after they are mapped by the risk management area;
v.Ensure the Company's adherence to and compliance with applicable standards, laws, and regulations;
vi.Implement, maintain, and disseminate the structured process of corporate communication internally and externally;
vii.Effectively manage risk by pointing out deficiencies and recommending control actions that can mitigate them;
viii.Follow up with the companies and areas of the Company on implementation of the controls recommendations; and
ix.Monitor the work of internal and external audits, and of regulators, ensuring that notes, when pertinent, are dealt with and the risks involved are mitigated.
x.Internal Audit
i.Evaluate, at least annually, the adequacy of the risk management systems, routines, and procedures; and
ii.Evaluate the methodologies used, assumptions made, and the performance of risk management.
7.Treasury
i.Propose strategies and structures for market and liquidity risk management, when applicable.
8.Controllership
i.Report to risk on significant corporate reorganizations;
ii.Report to the risk area any material change in the accounting information; and
iii.Ensure that accounting information complies with regulatory requirements.
9.Financial
i.Prepare strategic planning and budgeting; and
ii.Prepare and track budgeted vs. realized expenses and revenues.

c.    adequacy of the operational structure and internal controls to verify the effectiveness of the policy adopted
The Inter Group's organizational structure has defined duties and established governance, with the participation of the Inter Group's senior management, which makes it compatible with the complexity of the products, the nature of the operations, and the dimension of exposure to risks. We believe that the Inter Group's risk management structure is adequate to confirm the effectiveness of its risk management.
The Inter Group uses an operational model based on the Three Lines of Defense, aiming to assign responsibilities in a coordinated and cooperative manner among those involved, so that actions occur in a systemic and complementary way, seeking to maximize results and minimize failures and waste of resources.
The first line of defense is composed of the business areas; managers must manage the risks inherent to their area of activity with ownership over them. In addition, they must take responsibility for implementing corrective actions to resolve deficiencies in processes and controls.
The manager should be primarily responsible for maintaining effective internal controls and conducting security procedures with appropriate frequency.
In the second line of defense are risk management, compliance, control, and enforcement functions to help develop and monitor the controls of the first line of defense. These functions, in addition to helping monitor first-line controls, also serve to advise, monitor, and contribute to the implementation of risk management practices.
In the third line, internal audit has the role of evaluating and reporting on the effectiveness of governance, risk management, and internal controls, including how well the first and second lines of defense achieve their objectives in relation to risk management and controls. Internal auditors are responsible for providing the governance body and upper management with objective and comprehensive assessments, with the highest level of independence within the organization.
The policies and practices adopted by the areas that make up Integrated Risk Management are encompassed within the scope of Internal Audit regarding the risk management information contained in the Company's financial statements, as well as in the Compliance vision.

5.2 Description of internal controls
In relation to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate:
a.    the main internal control practices and the degree of efficiency of such controls, therein indicating any imperfections and the steps taken to correct them
The internal controls practices and structure adopted by Banco Inter are appropriate for its size and complexity, and aim to ensure compliance with the applicable legislation and regulations, and are in force in all companies of the Group.
As an integral part of the Corporate Governance mechanisms, Banco Inter's Executive Management of Operational Risks and Internal Controls acts in accordance with the duties of the second line of defense, identifying opportunities and proposing consistent adoption of control procedures that mitigate risks.
The methodology for managing the internal control system is based on, but not limited to, the integrated internal controls framework model proposed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).
This widely used methodology relates the components of the internal controls structure to the organizational objectives and levels, in light of their lines of defense.
The RCSA - Risk Control Self Assessment - is periodically applied to all areas of Inter to collect information about possible deficiencies in order to supplement the examinations carried out.
The scope of Banco Inter's Operational Risk and Internal Controls Executive Management also includes Business Continuity and Crisis Management practices, as well as Social, Environmental, and Climate Risk Management.
Considering the history of absence of relevant deficiencies identified in the financial statements, Banco Inter considers the degree of efficiency of its existing controls to be adequate.
It is worth noting that Banco Inter has been making significant investments and continuous improvements in the processes that support the issuance of its Financial Statements to ensure reasonable assurance of its accounting records and integrations.
b.    the organizational structures involved
The areas involved in the work of checking and monitoring internal controls at Banco Inter are directly linked to the Board of Directors, ensuring the independence of their actions.
It is worth noting that Banco Inter's Compliance area was restructured at the end of 2020, and is currently part of the Legal, Corporate Operations, and Compliance Department, while the AML/CFT area is part of the Security, Data, and AML/CFT Department and the Internal Controls area is part of the Risks and Internal Controls Department.
Compliance, AML/CFT, and Internal Controls
iMaintain high standards of integrity and values of conduct and ethics, through the dissemination of a culture that emphasizes and demonstrates to all employees of the Inter Group the importance of Internal Controls.
iiGuarantee an Internal Controls structure that leads to the understanding of the main risks arising from internal and external factors incurred by the Inter Group, in order to ensure that they are identified, assessed, monitored, controlled, and tested in an efficient and effective manner.
iiiKeep management records of Internal Controls in line with the best practices that should be periodically reviewed and updated, so that any deficiencies identified are promptly and fully corrected, ensuring their effectiveness.
ivAlign the management structure of Internal Controls with the goals set by the Inter Group and the periodic review of the strategies and policies instituted.

vEnsure the existence of assignment of responsibility and delegation of authority, observing the hierarchical structure established by the Inter Group, ensuring appropriate segregation of functions, in order to eliminate assignments of conflicting responsibilities, as well as reduce and monitor, with the due independence required, potential conflicts of interest existing in the areas.
viSupport the management of financial, property, technological, and human resources to ensure that the Inter Group's goals are met.
viiPromote the effective and independent performance of the Internal and External Audits on Internal Controls in key and critical processes of the Inter Group.
viiiAttend to demands sent by regulatory agencies.
ixPromote, execute, and monitor activities independently and objectively, generating flows of information about the processes of the Inter Group, making it possible to add value and improve the quality of operations, ensuring preparation of reports on the status of Internal Controls, to be reviewed and approved every six months by the Board of Directors.
Internal Audit
The Internal Audit area is an independent area that reports to the Corporate Board of Auditors, which aims to promote, through its activities, continuous improvement of processes, monitoring of the internal controls environment, and to provide information to upper management. The responsibilities of Inter Audit are, among others:
iAnalyze and handle demands presented by the Board of Auditors;
iiReview and handle demands presented by Regulatory Bodies;
iiiPrepare and execute the annual internal audit plan; and
ivMonitor the Company's operational activities and report the unconformities found to the Board of Auditors.
The information generated by the areas mentioned above, as well as in the notes presented in the work issued by regulatory agencies and checks on the effectiveness of the controls carried out by the areas on their activities, must be in compliance with the internal rules, and this work is unified in an annual Internal Controls report, which registers the follow-up of the actions carried out by the areas that manage the issues on the notes identified in the aforementioned work.
Banco Inter's Board of Auditors monitors the actions taken by the areas on the points identified by the work of the Internal and External Audit and the regulatory agencies, recording them in minutes and resolving on the effectiveness of the actions taken to mitigate these points and proposing new measures to ensure the effectiveness of the risk mitigation process.
c.    whether and how the effectiveness of internal controls is supervised by the issuer's management, indicating the position of the persons responsible for such monitoring
In 2022, the persons responsible for the areas mentioned in item 5.2.b of this Reference Form were the Risk, Compliance, Credit and Controllership Officers.
The effectiveness of the work performed by internal controls is monitored and recorded by the advisory committees to the Board of Directors, such as the Board of Auditors, the Operational Risk and Compliance Committee, and the Credit Risk Committee.
In relation to supervision, Inter believes that an effective controls environment is formed through the participation of all employees, regardless of their function or hierarchical position. Additionally, all managers have the role of disseminating the Inter Group's rules, policies, and standards to their employees, as well as its 5 pillars: simplicity, transparency, experience, safety, and partnership.

d.    deficiencies and recommendations on internal controls present in the detailed report, prepared, and sent to the issuer by the independent auditor, under the terms of the regulations issued by the CVM dealing with the registration and exercise of the independent audit activity
The independent auditors obtained an understanding of the internal controls relevant to the audit of financial statements for the purpose of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing the effectiveness of internal controls.
On the date of this Reference Form, the last detailed report regarding the internal controls, prepared and forwarded to the issuer by the independent auditor, under the terms of the regulations issued by the CVM, refers to the audit procedure of the Financial Statements related to the fiscal year ended on 31 December 2021. Pursuant to Circular Letter CVM SEP 2023, the significant deficiencies identified in the last report are as follows:
A.1. Information Technology
•A.1.1. The Group does not have a policy and/or procedure with security guidelines and technology controls for end-user tools, such as Excel, Access Bank, among other data processing tools.
•A.1.2. We identified that there is no process for preserving evidence collected during the forensic investigation process.
•A.1.3. We have not identified a documented security profile in each area with the overview of the environment, including but not limited to: (a) individuals operating in the local environment, for example: key business contacts, individuals with information security responsibilities; (b) business processes, for example: definition of the level of importance to the organization, the types of information handled in the local environment, ownership and responsibility for critical and confidential information, external suppliers used to support the local environment; and (c) information associated with the local environment, for example: business applications, computer equipment, employee-owned, communications and telephone equipment.
•A.1.4. Regarding the risk assessment in legacy systems migration, we verified that they are maintained as a consultation basis, however, it was identified that there is no documentation for decommissioning these systems and there is no forecast for the implementation of this formalization.
A.2. Financial statements preparation process
•We observed opportunities for improvements in controls related to the financial reporting process, including the existence of manual entries, accounting reconciliations, formalized policies and procedures, formalization of accounting policies for unusual transactions, in addition to failures related to the preparation and review of the group's financial statements that would ensure greater compliance in the disclosures required by the applicable standards, as exemplified below:
•Disclosures related to valuation techniques for assets and liabilities measured at fair value, effects of significant unobservable data and narrative of fair value measurement sensitivity, as required by Resolution 4,748/2019.
•Disclosure of the financial effect of the business combination carried out with the acquisition of the company USEND, as required by Resolution 3,973/11.
•Difference in the comparison of the reports of R$ 6,390.3 thousand between the managerial bases and the balances recorded in the accounting under the Liabilities Interbank Relations item.

e.    comments by the officers regarding the deficiencies identified in the detailed report prepared by the independent auditor and on the corrective measures adopted
Based on the last detailed report, prepared and sent to the issuer by the independent auditor, referring to the audit procedure of the Financial Statements for the fiscal year ended on December 31, 2021, significant deficiencies were found reported in the fiscal year ended on December 31, 2021, as described in subitem "d" above, which are commented by the officers as below:
A.1. Information Technology
•A.1.1. The Group has specific controls for the development, implementation and monitoring of systems/applications developed internally and for solutions contracted with third parties.
•A.1.2. We currently have log consolidation initiatives that meet the criteria of best digital forensics practices, with the aim of meeting and organizing information in a structured way for dealings.
•A.1.3. Although there is no formalization of business and information in each area of the institution, there are established controls to protect sensitive information in each area. A recent mapping was carried out by the data protection team raised awareness to the DLP (data loss prevention) tool. Additionally, during the access and identity management project, network directories and critical systems/transactions are being mapped and segregated by activity.
•A.1.4. The Group has regulations that deal with the aforementioned topic: it is the NO929 - Data Migration, of 2021, which addresses, in its item 5.1, the decommissioning of applications.
A.2. Financial statements preparation process
•The Group has prepared action plans to implement and/or improve controls that will mitigate the risks identified by this audit.

5.3 Integrity program
In relation to the integrity mechanisms and internal procedures adopted by the issuer to prevent, detect, and remedy deviations, fraud, irregularities, and illicit acts committed against the public administration, domestic or foreign, state:
a.    whether the issuer has rules, policies, procedures, or practices aimed at the prevention, detection, and remediation of deviations, fraud, irregularities, and illicit acts committed against the public administration, identifying, if so:
i.    the main integrity mechanisms and procedures adopted and their suitability to the profile and risks identified by the issuer, stating how often the risks are reassessed and the policies, procedures, and practices are adapted
The Company approved its Code of Conduct and Ethics on October 25, 2021, which became applicable on June 20, 2022, the date on which the Inter Group's Corporate Reorganization was implemented.
Inter has an Anti-Corruption Policy, which establishes guidelines for preventing and combating situations that are prone to acts of corruption, bribery, and fraud, based on the Brazilian Anti-Corruption Law and good international practices, in order to ensure that the highest standards of integrity, legality, and transparency are adopted during the conduct of business.
The Compliance area is structured according to the three management lines model, i.e., a structure that integrates processes and people in the Compliance Program within the scope of risk management, assigning essential responsibilities for each front.
The operational managers, responsible for the business areas, are the first line of defense. The Compliance and Risk Management functions form the second line of defense, while Internal Audit, for its independent assurance function, represents the third line.
The Compliance Area has autonomy, independence, and material, human, and financial resources to carry out its responsibilities and is responsible for managing integrity and compliance risks arising from non-compliance with applicable legal and regulatory obligations, such as external standards, Code of Conduct and Ethics, and internal policies. Failure to comply with these requirements can lead to financial and reputational losses, or legal or regulatory sanctions. Also included is the legal and regulatory risk associated with inadequacy or deficiency in contracts entered into by the Company.
To mitigate these risks, Compliance will work together with the owners of the risks - the first line of defense - in the preparation, implementation, and monitoring of integrity and compliance risk response plans. Thus, integrity and compliance risk management contributes to the decision-making process, for the preservation of value, and for improvement of the Company's governance levels.
The parameters for identification and handling of these risks are re-evaluated on an ordinary annual basis, and, extraordinarily, whenever any need is detected to adapt/adjust to a certain situation previously not covered by virtue of a change in standards or facts.
ii.    the organizational structures involved in monitoring the functioning and effectiveness of internal integrity mechanisms and procedures, indicating their attributions, if their creation has been formally approved, the issuer's bodies to which they report, and the mechanisms to guarantee the independence of their managers, if any
Banco Inter adopts internal controls for monitoring the efficiency of its integrity verification procedures. The Board of Directors, the Executive Board, and the Compliance Area participate in these activities.
Within Banco Inter's organizational structure, its corporate committees, the Executive Board, and the Compliance Area report directly to the Board of Directors.
Considering only integrity risk management, below is a description of the competencies of each of the bodies/structures of the Inter Group involved in the process:

Board of Directors
Analyze the reports forwarded by the committees and by the Company's Executive Board regarding the integrity risks identified, define the guidelines to be observed for their treatment and mitigation, as well as determine the measures to be taken by the Company's Executive Board in relation to the facts and employees involved.
Operational Risk and Compliance Committee
It is incumbent upon the Committee, among other activities, to:
i.Promote and ensure the application of guidelines and strategies for Operational Risk Management, Social and Environmental Risk, Compliance, Internal Controls, and Business Continuity Management;
ii.Preventively manage non-financial risks (operational, technological, cyber, customer, regulatory, etc.), by receiving information regarding exposures, losses, opportunities identified, improvements established, and returns expected;
iii.Ensure compliance with the requirements of regulatory and supervisory bodies;
iv.Monitor the risk appetite levels set in the RAS and the strategies for their management, considering the risks individually and in an integrated manner;
v.Monitor operational risk events and action plans in execution;
vi.Monitor Business Continuity Management and Crisis Management [IBFB1];
vii.Monitor Environmental and Social Risk Management;
viii.Monitor the monthly and accumulated Compliance Index;
ix.Monitor the Compliance Function;
x.Interpret the internal standards of Inter Compliance, as well as to resolve gaps or omissions;
xi.Support and emphasize actions to develop the Institution's risk culture;
xii.Support the actions of training, awareness, dissemination, and application of the Compliance rules among the members of Inter;
xiii.Give visibility to the Board on the issues dealt with in this Committee;
xiv.Evaluate and supervise the CRO in relation to the work related to operational risk management; and
xviii.Assess the degree of adherence of the risk management framework processes to the policies established.
Ethics Committee
The following is incumbent on the Ethics Committee:
i.Define and formalize the penalty levels referring to any deviation from ethical conduct, encompassing internal or external employees;
ii.Receive periodically a summary of the denunciations received by the Ethics Channel or directly by members of the Ethics Committee;
iii.Analyze the complaints received in the Ethics Channel;
iv.Evaluate the classification and treatment suggested by the People to Business area;
v.Evaluate and decide on any disciplinary measures for cases of misconduct;
vi.In cases of serious infractions and violations, recommend preventive and corrective action plans; and
vii.Evaluate and decide on the closure of cases reported to the Ethics Channel.

Compliance and Integrity Committee
It is incumbent on the Compliance and Integrity Committee to:
i.maintain and monitor the effectiveness of standards of ethical business conduct;
ii.plan training, awareness, dissemination, and application of the rules of conduct and ethics among the Company's members, including evaluating whether the internal communication is clear as to the importance of the controls and risk management related to the Code;
iii.convert chosen principles and values into standards regarding acceptable and unacceptable conduct;
iv.interpret internal standards of the Inter Integrity Program, as well as resolve gaps or omissions;
v.ensure measures to raise the level of confidence, image, and reputation of Inter;
vi.monitor the monthly and accumulated compliance index;
vii.follow up on risk assessments and compliance controls deficiencies;
viii.monitor changes in external and internal issues that are pertinent to compliance management;
ix.ensure sufficiency of available resources for Compliance;
x.report directly and periodically to the Board of Directors and its advisory committees, as the case may be, on matters related to the performance and development of the activities within its competence;
xi.issue mandatory reports, when applicable.
Compliance Board
It is incumbent on the Compliance Board to:
i.put the strategic plan into practice, prepare and implement all operational and financial processes, including those related to compliance, risk management, and communication with the market and other stakeholders;
ii.ensure that the organization is in compliance with the legal provisions and internal standards to which it is subject;
iii.lead by example, reinforcing the tone to be followed by the organization, reaffirming the commitment to integrity and encouraging compliance with the internal rules, laws, and regulatory provisions to which the organization is subject;
iv.together with the Board of Directors, the Executive Board must convey the message that the internal rules, applicable laws, and regulations must be observed by everyone;
v.approve the compliance risk matrix, ensuring that regulatory mapping and all updates are contemplated; and
vi.also ensure that appropriate disciplinary measures are applied in cases of violation of the Code of Conduct and Ethics.
Compliance Area
The following is incumbent on the Compliance Area:
i.coordinate the Ethics Channel;
ii.discuss the degree of exposure and evolution of compliance risks;
iii.raise awareness in the organization about adherence to ethical principles, standards of conduct, and applicable obligations, leading the process of disseminating the compliance culture;
iv.perform integrated monitoring of compliance activities;
v.cooperate in the development of a training plan for all employees and stakeholders;
vi.coordinate the communication initiatives aimed at disseminating the topic throughout the organization;
vii.ensure that controls and tests are in place to confirm adherence to the organization's policies and procedures;

viii.cooperate in the process of investigation of irregularities, with broad access to documents and information from different areas of the organization, in accordance with the policy approved by the Board of Directors;
ix.conduct compliance interviews, when applicable, and demanded by the Compliance Committee;
x.suggest, in conjunction with the Ethics Committee, the application of sanctions provided for in the consequences policy; and
xi.ensure that the sanctions determined are enforced.
iii.    whether the issuer has a formally approved code of ethics or conduct, indicating:
•    whether it applies to all officers, tax advisors, board members, and employees and also covers third parties, such as suppliers, service providers, brokerage agents, and associates
The Code of Conduct and Ethics is applicable to all members of the Management bodies (CEO, Vice-President, directors, executive officers, board members, and committee members), employees, interns of the Company, and its controlled companies, as well as its suppliers and service providers and business partners. The Code of Conduct and Ethics was approved by the Company's Board of Directors on October 25, 2021, and became effective on June 20, 2022.
•    the penalties applicable in the event of violation of the code or other rules on the subject, identifying the document in which these penalties are provided for
In cases in which there is a violation or suspected violation of any of the provisions of the Company's Code of Conduct and Ethics, the Internal Ethics Committee will be triggered, and will evaluate the facts presented, therein applying, as the case may be, the disciplinary measures below, provided for in the Code of Conduct and Ethics, in any order, depending on the gravity of the situation: (a) written warning; (b) suspension; (c) dismissal/discharge; (d) exclusion of the supplier or service provider; and/or (e) filing of the appropriate lawsuits.
•    body that approved the code, date of approval, and, if the issuer discloses a code of conduct, locations on the World Wide Web where the document can be consulted
The latest version of Banco Inter's Code of Conduct and Ethics was approved by its Board of Directors on August 28, 2019, and is available for review on the CVM (www.gov.br/cvm), B3 (www.b3.com.br), and Banco Inter (ri.bancointer.com.br) websites.
b.    whether the issuer has a reporting channel, therein indicating, if so:
i.    whether the reporting channel is internal or handled by a third party
Banco Inter's Ethics Channel is outsourced. The communication channel is available on the internal and external website and telephone in Portuguese and English, as described below:
(i)Internet: At https://canaldedenuncia.bancointer.com.br/, the whistleblower writes incidents in text format, and can include files (documents, photos, and videos, for example) in order to enrich his report. The channel is available 24 hours a day, 7 days a week.
(ii)Tel.: Calling 0800-887-0077, the complainant talks to a professional from the specialized company. The channel is available 24 hours a day, 7 days a week.
ii.    whether the channel is open for receiving reports from third parties or receiving reports from employees only
As described above, the complaints/whistleblower channel is available to the internal/external public.

iii.    whether there are mechanisms for anonymity and protection of good faith whistleblowers
The Ethics Channel is outsourced and guarantees the confidentiality of the whistleblower, the party reported, and those who participate in the investigation of the violation reported, as well as the content of the complaints. The Inter Group does not tolerate any discrimination or retaliation against whistleblowers who have reported violations and suspected violations in good faith, even if their report proves to be unfounded.
(i)    body of the issuer responsible for investigating complaints
As of the detection of evidence of the occurrence of acts of legal and/or corporate "non-compliance", an internal investigation is started, which will serve as a basis for the appropriate measures to be taken. The procedure aims to investigate irregularities in internal processes and allegations of fraud, corruption, conflicts of interest, and other risks to the reputation, image, and integrity of the Inter Group.
The area responsible for the process of investigating complaints and situations raised is Compliance, which can count on the support of other areas of Banco Inter, such as AML and People to Business.
The investigation is based on confidentiality, impartiality, and secrecy, ensuring the protection of the whistleblower and the person reported.
c.    number of confirmed cases in the last three (3) fiscal years of deviations, fraud, irregularities, and illicit acts committed against the public administration and corrective measures adopted.
In the last three fiscal years, there were no confirmed cases of deviation, fraud, irregularities, or illicit acts against the public administration involving cases investigated by the Company.
d.    whether the issuer has rules, policies, procedures, or practices aimed at the prevention, detection, and remediation of deviations, fraud, irregularities, and illicit acts performed against the public administration, identify the reasons why the issuer has not adopted controls in this sense
Item not applicable, given that the Company presents standards, as indicated above, that deal with the subject.

5.4. Significant changes
State whether, in relation to the last fiscal year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, also commenting on any expectations of reduction or increase in the issuer's exposure to such risks:
In the last fiscal year there were no significant changes in the main risks to which the Company is exposed, nor in the risk management policy adopted.

5.5. Other material information
Provide other information that the issuer deems relevant:
There is no other information considered material besides that disclosed in the prior items.

6. CONTROL AND ECONOMIC GROUP
6.1/ 6.2 Shareholding interest / Shareholding interest
(interest equal to or greater than 5%)

SHAREHOLDER
Shareholder CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last change
Foreign Resident Shareholder	Name of legal representative or proxy		Person type	CPF/CNPJ of the legal representative or proxy
Number of common shares (units)	% of common shares	Number of preferred shares (units)	% of preferred shares	Total number of shares (units)	Total shares %
COSTELLIS INTERNATIONAL LIMITED
35.820.857/0001-32	British Virgin Islands	Yes	Yes	05/19/2022
Yes	Rubens Menin Teixeira de Souza		Individual	315.836.606-15
117,037,105	29.12%	0	0.000%	117,037,105	29.12%
Share class	Number of shares	Shares %
-	0	0.000000%
HOTTAIRE INTERNATIONAL LIMITED
40.193.255/0001-32	British Virgin Islands	No	No	05/19/2022
Yes	José Felipe Diniz		Individual	421.676.716-87
16,500,000	4.11%	0	0.000%	16,500,000	4.11%
Share class	Number of shares	Shares %
-	0	0.000000%
SBLA HOLDINGS (CAYMAN) LP
--	United States	Yes	No	06/20/2022
Yes	SBLA Holdings (Cayman) LP		Legal Entity	-
64,506,636	16.05%	0	0.000%	64,506,636	16.05%
Share class	Number of shares	Shares %
-	0	0.000000%
ATMOS CAPITAL GESTÃO DE RECURSO LTDA
10.957.035/0001-77	Brazil	No	No	04/28/2023
No	Atmos Capital Gestão de Recurso Ltda		Legal Entity	10.957.035/0001-77
14,547,429	3.62%	0	0.000%	14,547,429	3.62%
Share class	Number of shares	Shares %
-	0	0.000000%
OTHER
203,731,165	47.07%	0	0%	203,731,165	47.07%
Share class	Number of shares	Shares %
-	0	0.000000%
TREASURY SHARES
104,876	0.03%	0	0%	104,876	0.03%
TOTAL
401,873,146	100.000%	0	0.000%	401,873,146	100.000%

CONTROLLER/INVESTOR
SHAREHOLDER
Shareholder CPF/CNPJ	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last change
Foreign Resident Shareholder	Name of legal representative or proxy		Person type	CPF/CNPJ of the legal representative or proxy
Number of common shares (units)	% of common shares	Number of preferred shares (units)	% of preferred shares	Total number of shares (units)	Total shares %
COSTELLIS INTERNATIONAL LIMITED
RUBENS MENIN TEIXEIRA DE SOUZA
315.836.606-15	Brasileira - MG	No	Yes	04/06/2021
No	-		-	-
64,031.34	78.41%	35,720	100%	99,751.34	84.98%
JOÃO VITOR NAZARETH MENIN TEIXEIRA DE SOUZA
013.436.666-27	Brasileira - MG	No	No	04/06/2021
No	-	-	-	No
13,779.16	16.87%	0	0.00%	13,779.16	11.74%
Share class	Number of shares	Shares %
-	0	0.000000%
OTHER
3,847.28	4.71%	0	0.00%	3,847.28	3.28%
Share class	Number of shares	Shares %
-	0	0.000000%
TREASURY SHARES
0	0%	0	0%	0	0%
TOTAL
81,657.78	100.00%	35,720	100.00%	117,377.78	100.00%

6.3. Capital distribution
In the form of a table, describe the distribution of capital, as determined at the last general meeting of shareholders:

Date of the last meeting/ Date of the last amendment	04/28/2023
Number of individual shareholders (Units)	139,438
Number of corporate shareholders (Units)	541
Number of institutional investors (Units)	378
Outstanding Shares
Free float corresponds to all the issuer's shares, with the exception of those held by the issuer's parent company, by persons related to it, by the issuer's officers and directors, and shares held in treasury, as determined after disclosure of the announcement of the closing of the public offering of shares.

Number of common shares (Units)	279,248,029	69.487%
Number of preferred shares (Units)	0	0%
Total	279,248,029	69.487%

6.4. Holdings in companies
Indicate the companies in which the issuer has an interest and that are material to the development of its activities:

Corporate Name	Inter Holding Financeira S.A.
CNPJ	39.903.325/0001-10
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter&Co Securities LLC
CNPJ	Company incorporated in Delaware
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter&Co Participações Ltda.
CNPJ	47.941.325/0001-32
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter US Holding, Inc.
CNPJ	Company incorporated in Delaware
Issuer Stake (%)	100% of the total capital stock

Corporate Name	INTRGLOBALEU Serviços Administrativos, Lda.
CNPJ	Company incorporated in Portugal
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Banco Inter S.A.
CNPJ	00.416.968/0001-01
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter US Finance LLC
CNPJ	Company incorporated in Florida
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter US Management LLC
CNPJ	Company incorporated in Florida
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Distribuidora de Títulos e Valores Mobiliários Ltda.
CNPJ	18.945.670/0001-46
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Digital Corretora e Consultoria de Seguros Ltda.
CNPJ	00.136.889/0001-39
Issuer Stake (%)	60% of the total capital stock

Corporate Name	Inter Marketplace Intermediação de Negócios e Serviços Ltda.
CNPJ	35.502.377/0001-23
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Asset Holding S.A.
CNPJ	28.632.300/0001-02
Issuer Stake (%)	70% of the total capital stock

Corporate Name	Granito Instituição de Pagamento S.A.
CNPJ	22.177.858/0001-69
Issuer Stake (%)	50% of the total capital stock

Corporate Name	Acerto Cobrança e Informações Cadastrais S.A.
CNPJ	24.533.496/0001-27
Issuer Stake (%)	60% of the total capital stock

Corporate Name	IM Designs Desenvolvimento de Software S.A
CNPJ	04.198.662/0001-79
Issuer Stake (%)	50% of the total capital stock

Corporate Name	Inter & Co Payments, Inc.
CNPJ	Company incorporated in Delaware
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Asset Gestão de Recursos Ltda
CNPJ	05.585.083/0001-41
Issuer Stake (%)	99.98% of the total capital stock

Corporate Name	Inter Food S.A.
CNPJ	41.985.090/0001-02
Issuer Stake (%)	70% of the total capital stock

Corporate Name	Inter Café Ltda.
CNPJ	31.275.047/0001-91
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Boutiques Ltda.
CNPJ	35.119.784/0001-56
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Viagens e Entretenimento Ltda.
CNPJ	48.767.783/0001-60
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Conectividade Ltda.
CNPJ	49.947.911/0001-10
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Granito Sistemas de PDV Ltda
CNPJ	48.388.759/0001-10
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Usend Ltd.
CNPJ	Company incorporated in the United Kingdom
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Usend Tecnologia e Serviços Financeiros Ltda.
CNPJ	31.712.536/0001-63
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Inter Global Payments ULC
CNPJ	Company incorporated in Canada
Issuer Stake (%)	100% of the total capital stock

Corporate Name	Mil Participações e Locação S/A.
CNPJ	44.566.661/0001-54
Issuer Stake (%)	16.67% of the total capital stock

6.5. Organizational of the shareholders and the economic group
Insert the organizational chart of the issuer's shareholders and the economic group it is part of, indicating all direct and indirect controllers and, if the issuer so wishes, the shareholders an interest equal to or higher than 5% of a class or type of shares; b. main controlled and affiliated companies of the issuer; c. interest of the issuer in companies of the group; d. interest of companies of the group in the issuer; e. main companies under common control

6.6. Other material information
Provide other information that the issuer deems relevant
Information in Addition to Items 6.1./6.2.
Inter&Co has two classes of common shares: Class A Shares and Class B Shares. The voting rights of the two classes of shares are different. While each Class B Share grants its holder ten (10) votes per share, each Class A Share grants its holder one (1) vote per share.
one hundred percent (100%) of the Class B Shares issued by the Company are owned by Costellis (the Company's controlling shareholder). Costellis, thus, by holding all of the Class B Shares issued by the Company, despite holding 29.12% of the Company's common shares issued, controls 80.43% of the Company's voting power.
In item 6.1 one included, besides Costellis (controlling shareholder), the shareholders holding 5% or more of the Class A Shares issued by the Company, even if such shareholders hold less than 5% of the number of shares issued by the Company (considering both the Class A Common Shares and the Class B Common Shares issued by the Company).
For a better understanding of the shareholders' participation in the voting power and economic rights of the Company, see the table below:
Information in Addition to Item 6.3.
The information provided in item 6.3 "d", concerning the distribution of the Company's capital, with respect to the direct holders of Class A Shares, is presented taking into consideration only the number of institutions providing brokerage services, responsible for the custody of Class A Shares, as well as for representing the holders of Class A Shares before the Company, considering that, under the terms of the laws and regulations applicable to the Company, it is not subject to the maintenance of the individual registration of the holders of Class A Shares.

7. GENERAL MEETING AND MANAGEMENT
7.1. Main characteristics of the management bodies and the audit committee
Describe the main characteristics of the issuer's management bodies and audit committee, identifying:
a.    main characteristics of the policies for nomination and filling of positions, if any, and, if the issuer discloses it, locations on the world wide web where the document may be viewed
Not applicable, since the Company has no formalized nomination and filling policy.
b.    whether there are performance evaluation mechanisms, therein reporting, if so:
i.    the frequency of evaluations and their scope
The frequency of the performance evaluations is annual, and the evaluations include the Board of Directors and the Corporate Board of Auditors.
Board of Directors and Committees:
The Board of Directors will oversee an annual self-evaluation of the Board itself, each Committee, and each board member. It will also be responsible for establishing the evaluation criteria and implementing the process, as well as considering other principles of corporate governance that should occasionally be reviewed by the Board of Directors.
Executive Board:
As of the date of this Reference Form there are no evaluation mechanisms in place regarding the performance of the executive board, nor regarding the performance of the officers individually.
ii.    methodology adopted and the main criteria used in the evaluations
Board of Directors:
The Board of Directors is responsible for periodically reviewing and evaluating the qualifications, specializations, and desired characteristics of the members of the Board of Directors.
Although the Board of Directors has not established minimum and specific qualifications for its members, the Board of Directors believes that evaluation of the qualifications of its members may include several factors, such as character, professional ethics and integrity, judgment, business ability, proven performance and experience in their field, ability to exercise sound business judgment, presence on the Board of Directors, and complementary skills, understanding of the Company's business.
Executive Board:
As of the date of this Reference Form there are no evaluation mechanisms in place regarding the performance of the executive board, nor regarding the performance of the officers individually.
iii.    whether external consultancy or advisory services have been engaged
The Company has not hired consulting or specialized external advisory services.
c.    rules for identification and management of conflicts of interest
Under Cayman Islands corporate law, members of the Company's Board of Directors have a duty not to place themselves in a position where there is a conflict between their duties to the Company and their personal interests.
In connection with this obligation, the Company's Board of Directors has three (3) independent directors as defined by Rule 10A-3 of the Exchange Act, as required by Nasdaq for listing purposes.

d.    by body:
i.    total number of members, grouped by self-declared gender identity

Management Body	Female	Male	Non-binary	Other	Prefer not to answer	Not applicable
Executive Board	3	5	-	-	-	-
Board of Directors - Full Members	1	9	-	-	-	-
Board of Directors - Alternates	-	-	-	-	-	-
Audit Committee - Full Members	-	-	-	-	-	-
Audit Committee - Alternates	-	-	-	-	-	-
Total Members	4	14	-	-	-	-
ii.    total number of members, grouped by self-declared racial identity or color

Management Body	Yellow	White	Black	Brown	Indigenous	Other	Prefer not to answer	Not applicable
Executive Board	-	7	-	-	-	1	-	-
Board of Directors - Full Members	-	6	-	-	-	4	-	-
Board of Directors - Alternates	-	-	-	-	-	-	-	-
Audit Committee - Full Members	-	-	-	-	-	-	-	-
Audit Committee - Alternates	-	-	-	-	-	-	-	-
Total Members	-	13	-	-	-	5	-	-
iii.    total number of members grouped by other diversity attributes that the issuer deems relevant
The Company believes that there are no other diversity attributes relevant to the classification of its officers and directors.
e.    if any, specific goals that the issuer has with respect to diversity of gender, color, or race or other attributes among the members of its management bodies and its audit committee
The Company has the specific goal of complying with Nasdaq standard 5605(f), so as to have at least two (2) members of its Board of Directors who fit within the concept of "diversity", and among these two members, one must identify as a woman, and the other as an "Underrepresented Minority" or "LGBTQ+", by the deadline stipulated by Nasdaq.
Under Nasdaq's published standards: (i) an individual falling within the concept of diversity means an individual who identifies as one or more of the following: female, LGBTQ+ or an Underrepresented Minority based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in the country of the Company's principal executive offices; (ii) LGBTQ+ means an individual who identifies as any of the following: lesbian, gay, bisexual, transgender, or as a member of the queer community; (iii) Underrepresented Minority means an individual who identifies as one or more of the following: black or African American, Hispanic or Latino, Asian, Native American or Alaska Native, Native Hawaiian, or Pacific Islander, or two or more races or ethnicities.
f.    role of management bodies in assessing, managing, and overseeing climate-related risks and opportunities
Initially, it is important to highlight that the risk management process represents the set of continuous activities, carried out by employees at all levels of the institution, from the definition of strategies to the level of operational activities, in order to identify risks that may affect the organization's ability to reach its objectives, to support decision-making and the actions necessary to keep them at levels compatible with the previously established exposure limits, so as to provide reasonable assurance that the objectives will be met.

Inter has governance instances that act jointly in climate risk management, in order to ensure the effectiveness of the social, environmental, and climate agenda at Inter&Co. Among the main responsibilities of the management are: (i) approval, promotion, and review of the PRSAC (Policy of Social, Environmental, and Climate Responsibility); (ii) evaluation of the effectiveness of the independent and internal audits, including as to the verification of compliance with provisions of law and regulations applicable to the Inter; (iii) follow-up of the actions for identification, evaluation, and monitoring of social, environmental, and climate risk, observing the principles of proportionality and relevance defined by the PRSAC; such principles lead to prioritization of the consideration of social, environmental, and climate risk for decisions that involve:
a.    Operations with credit granting characteristics, mainly operations with larger amounts and longer terms;
b.    Clients whose activities are classified among economic sectors considered of high exposure to social, environmental, and climate risks.

7.2. Information related to the board of directors
Regarding the board of directors specifically, please indicate:
a.    permanent bodies and committees that report to the board of directors
BOARD OF AUDITORS
Currently, the company has a formally organized Board of Auditors.
The Company's Board of Auditors reports to the Board of Directors and is responsible for assisting it in overseeing the issuance of accounting and financial reports and in auditing the financial statements.
The Board of Auditors will consist of at least three (3) and at most five (5) members belonging to the Board of Directors with financial expertise, and will be governed by a regulation that complies with Nasdaq rules.
The Board of Auditors is responsible, among other things, for:
•Appointment, compensation, retention, and supervision of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or certification services;
•Pre-approve the audit and non-audit services to be provided by the independent auditor before the auditor is engaged to provide such services;
•Review and discuss with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor's annual audit plan(s), and significant audit findings;
•Obtain and review the independent auditor's report describing all relationships between the independent auditor and the Company;
•Confirm and evaluate the rotation of the audit partners on the audit team, as required by law;
•Review with management, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by management and/or the independent auditor that present material financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements and other critical accounting policies and practices of the Company;
•Review, together with the Chief Executive Officer and Chief Financial Officer, the Company's disclosure controls and procedures and internal controls over financial reporting;
•Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters; and
•Approve or ratify any related party transaction.
The Board of Auditors will meet at least four (4) times a year.
EXECUTIVE BOARD
The Board of Directors of the Company may by internal resolution elect officers to carry out management of the Company for a term of two (2) years.
The Company has eight (8) officers, namely (i) a chief executive officer, (ii) a chief financial officer, (iii) a chief marketing officer, (iv) a chief operating officer, (v) a chief technology officer, (vi) a chief administrative officer, (vii) a chief strategy and investor relations officer, and (viii) a chief governance and compliance officer.

Under the terms of the Company's Memorandum and Articles of Association, the Company's Board of Directors may delegate to the Company's officers powers necessary to perform their duties within the Company.
The officers of the Company are responsible for the management and representation of the Company. The board members may appoint such officers as they deem necessary on such terms, in and to perform such duties, and subject to such provisions as disqualification and removal in such manner as the board members may deem fitting. The Executive Board does not have its own internal rules.
b.    how the board of directors evaluates the work of the independent auditors, indicating whether the issuer has a policy for contracting non-audit services from the independent auditor and, if the issuer discloses the policy, locations on the World Wide Web where the document may be viewed
The Company's Board of Directors periodically evaluates the work of the external audit firms hired, always according to the best interests of the Company, guided by the standards established in the legislation and regulations in force and with the support of the Board of Auditors. Except for the internal rules of the Board of Auditors, there is no formal policy for contracting non-audit services, and any contracting needs are assessed in advance and on a targeted basis by the Board of Directors, taking into account the recommendation of the Board of Auditors, which considers all issues necessary to ensure the independence of the external auditors is maintained.
c.    if any, channels established for critical issues related to ESG and compliance topics and practices to be brought to the attention of the board of directors
The communication channel is available on the internal and external website and telephone in Portuguese and English, as described below:
•Internet: At https://canaldedenuncia.bancointer.com.br/, the whistleblower writes incidents in text format, and can include files (documents, photos, and videos, for example) in order to enrich his report. The channel is available 24 hours a day, 7 days a week.
•Tel.: Calling 0800-887-0077, the complainant talks to a professional from the specialized company. The channel is available 24 hours a day, 7 days a week.

7.3/7.4. Composition and professional backgrounds of the management of the audit committee and committees

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms
CPF	Profession	Elective position held	Date of taking of office	Elected by the controlling company	Percentage of participation in meetings
whether it is an independent member, under the terms of the specific regulations applicable to the matter		Description of other position/function		if the officer or audit committee member has been serving consecutive terms, the starting date of the first of such terms
Rubens Menin Teixeira de Souza	03/12/1956	Belongs only to the Board of Directors	10/25/2021	2 years	-
315.836.606-15	Engineer	Chairman of the Board of Directors	10/25/2021	Yes	-
No		N/A		10/25/2021
Graduate in Civil Engineering from the Federal University of Minas Gerais - UFMG (1978). He is the founder of Banco Inter and Chairman of its Board of Directors since its foundation. He is the founder of MRV Engenharia (1979), in which he served as Chief Executive Officer until March of 2014, and is currently the Chairman of its Board of Directors. He is also Chairman of the Board of Directors of LOG Commercial Properties S.A. and Chairman of the Board of Directors of Urbamais Properties e Participações S.A., also of the MRV Group. The Company is not aware of the participation of Mr. Rubens Menin Teixeira de Souza in third sector entities. Mr. Rubens Menin Teixeira de Souza states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Maria Fernanda Nazareth Menin Teixeira de Souza Maia	12/29/1978	Belongs only to the Board of Directors	10/25/2021	2 years	-
040.415.096-96	Attorney	Full Member of the Board of Directors	10/25/2021	Yes	-
No		N/A		10/25/2021
She graduated in Law from Faculdade Milton Campos in 2001 and received a post graduate degree in Economics and Business Law from FGV in 2003. She is a full member of the OAB/MG's Committee for Corporate Advocacy. She joined MRV Serviços de Engenharia Ltda. in 1997, as a trainee in the Collections Department. During this period she held the positions of Legal Department Intern, Legal Assistant, Legal Department Coordinator, Legal Superintendent, and Legal Executive Manager. She was elected MRV's Chief Legal Officer in 2010, a position she held until 2019, when she was elected a member of the Board of Directors. On December 23, 2019, she was elected a member of the Board of Directors of Banco Inter. The Company is not aware of the participation of Ms. Maria Fernanda Nazareth Menin Teixeira de Souza Maia in third sector entities. Ms. Maria Fernanda Nazareth Menin Teixeira de Souza Maia states that she has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified her from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

João Vitor Nazareth Menin Teixeira de Souza	02/10/1982	Belongs only to the Executive Board	01/26/2021	2 years	-
013.436.666-72	Engineer	Chief Executive Officer	01/26/2021	Yes	-
N/A		N/A		01/26/2021
Graduate in Civil Engineering from FUMEC, in Belo Horizonte - MG (2005), with an MBA in finance from IBMEC (2008). He joined Banco Inter (2004), having been elected Executive Officer in April of 2008 and CEO in December of 2015. He has extensive experience in the financial and capital markets, having collaborated in and/or led Inter's main projects over the last ten (10) years, having been elected a member of Inter's Board of Directors in 2005, a position he held until 2019. Moreover, the João Vitor is a member of the Decision-Making Council of the Órbi Conecta Association (since mid-2017), a non-profit association with the goal of fostering and supporting Brazilian impact, innovation, and technology entrepreneurship. As mentioned above, he also participates in the Órbi Conecta Association, a third sector entity. Mr. João Vitor Nazareth Menin Teixeira de Souza states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Helena Lopes Caldeira	03/11/1987	Belongs only to the Executive Board	10/25/2021	2 years	-
089.600.106-77	Economist	Chief Financial Officer	10/25/2021	Yes	-
N/A		N/A		10/25/2021
She holds a BA in Economics from IBMEC (2009), an MBA from London Business School (2016), and a Certificate of Investment Manager from ANBIMA (CGA). She joined Inter in 2016 as Business Development Manager, and was appointed as Superintendent of Investor Relations and Financial Planning in December of 2017 and subsequently elected as Chief Financial and Investor Relations Officer. Before joining Inter, she served as Fixed Income Portfolio Manager at Araújo Fontes (2009 to 2013) and New Business Advisor at the Ferreira Lopes Group (2014). The Company is not aware of any participation of Ms. Helena Lopes Caldeira in third sector entities. Ms. Helena Lopes Caldeira states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified her from the performance of any professional or commercial activity. She is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Santiago Horacio Stel	12/23/1979	Belongs only to the Executive Board	06/20/2022	2 years	-
-	Economist	Chief Strategy and Investor Relations Officer	06/20/2022	Yes	-
N/A		N/A		06/20/2022
He has a degree in Economics from the University of Buenos Aires and an MBA from the School of Business at Duke University. Prior to joining the Company, he served in the Morgan Stanley Investment Banking Division from 2012 to 2022, supporting financial institutions in Latin America in their M&A and transactions to raise capital, including the IPO of Banco Inter in 2018. Between 2010 and 2012, he worked at Barclays Capital in the Latin America Debt Market area. Between 2009 and 2004, he worked at Banco Itáu Argentina in the risk management area. The Company is not aware of the participation of Mr. Santiago Stel in third sector entities. Mr. Santiago Stel states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Alexandre Riccio de Oliveira	12/27/1980	Belongs only to the Executive Board	04/29/2021	2 years	-
013.202.406-31	Engineer	Chief Administrative Officer	04/29/2021	Yes	-
N/A		N/A		04/29/2021
He has a degree in Civil Engineering from the Federal University of Minas Gerais - UFMG (2003), and an MBA from the Kellogg School of Management, Northwestern University - USA (2012). He joined Banco Inter (2013) in the position of Development Superintendent, and was elected Director in April of 2015 and Vice President Director in December of 2015. Before joining Inter, he served as a Consultant at The Boston Consulting Group - BCG (2011 to 2013), Operations Manager at Gerdau Ameristeel (2006 to 2010), Consultant at Falconi (2004 to 2006), and had experience as an entrepreneur in the sports food business. The Company is not aware of the participation of Mr. Alexandre Riccio de Oliveira in third sector entities. Mr. Alexandre Riccio de Oliveira states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Priscila Salles Vianna de Paula	01/20/1988	Belongs only to the Executive Board	06/20/2022	2 years	-
083.358.626-21	Advertising Professional	Other Officers	06/20/2022	Yes	-
N/A		Chief Marketing and Customer Experience Officer		06/20/2022
She has a degree in Social Communication from the Pontifical Catholic University of Minas Gerais (2007) and post-graduate degrees in Marketing (2012) and Business Management (2015) from Ibmec. As professional experience, she has worked in the area of institutional communication (2009) and as Marketing Analyst (2009-2011) at RKM Engenharia Ltda. In 2011, she joined Banco Inter, where she held the positions of Head of Marketing (2011-2016), Executive Manager of Customer Relations and Marketing (2016-2018), and Superintendent of Marketing and CRM (2018). In January of 2019, she was elected to the Board of Directors of Banco Inter. The Company is not aware of any participation of Ms. Priscila Salles Vianna de Paula in third sector entities. Ms. Priscila Salles Vianna de Paula states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified her from the performance of any professional or commercial activity. She is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Guilherme Ximenes de Almeida	06/05/1980	Belongs only to the Executive Board	06/20/2022	2 years	-
295.769.398-44	Engineer	Other Officers	06/20/2022	Yes	-
N/A		Chief Technology Officer		06/20/2022
Graduate in Electrical Engineering from the Mauá Institute of Technology (2003), post-graduate degree in Financial Management from Insper, formerly Ibmec - SP (2007), and is currently taking the Stanford Advanced Project Management Certificate at Stanford University. He joined Inter (2015), as Technology Manager responsible for digital product solutions. Before joining Inter, he served as Project Coordinator and IT Specialist at Smiles S.A. (2012 to 2015), Gol Linhas Aéreas (2009 to 2012) and Systems Consultant at Accenture (2004 to 2009). The Company is not aware of the participation of Mr. Guilherme Ximenes de Almeida in third sector entities. Mr. Guilherme Ximenes de Almeida states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Ray Tarick Pereira Chalub	01/25/1986	Belongs only to the Executive Board	06/20/2022	2 years	-
080.114.146-07	Engineer	Other Officers	06/20/2022	Yes	-
N/A		Chief Operations Officer		06/20/2022
Graduate in Electronic and Telecommunication Engineering from PUC, in Belo Horizonte - MG (2008), with MBA in Project Management with emphasis on IT (2012) and Master in Management with focus on Innovation and Business Models (2014). He joined Inter in May of 2015 and was elected officer in January of 2019, responsible for the areas of Digital Account, Means of Payment, Treasury Operations, Credit Operations and Collections. The Company is not aware of the participation of Mr. Ray Tarick Pereira Chalub in third sector entities. Mr. Ray Tarick Pereira Chalub states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Ana Luiza Vieira Franco Frattari	07/19/1975	Belongs only to the Executive Board	02/07/2023	2 years	-
025.129.256-34	Attorney	Other Officers	02/07/2023	Yes	-
N/A		Chief Legal Governance and Compliance Officer		02/07/2023
She joined Inter in 2015, having served as legal, administrative, and human resources superintendent, before taking a position on the Legal Governance and Compliance Executive Board. Former head of compliance and legal at Omega Energia, former head of risks at Arezzo&Co and of investments at Tarpon. Formerly with the capital markets teams of Cescon Barrieu and Machado Meyer. She worked as an international lawyer from 2001 to 2002 at Andrews Kurth LLP. The Company is not aware of participation of Ms. Ana Luiza Vieira Franco Forattini in third sector entities. The Company is not aware that Ms. Ana Luiza Vieira Franco Forattini has been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified her from the performance of any professional or commercial activity. She is not considered a Politically Exposed Person, as defined by CVM Resolution No. 50.

José Felipe Diniz	11/14/1961	Belongs only to the Board of Directors	06/20/2022	2 years	-
421.676.716-87	Economist	Full member of the Board of Directors	06/20/2022	Yes	-
No		N/A		06/20/2022
Graduate in Economics from the Pontifical Catholic University of Minas Gerais - PUC/MG (1989). He is a shareholder and member of Inter's Board of Directors. He is also a managing partner of Santa Rosa Urbanismo and was Vice-President of Communication for Sinduscon/MG (2003 to 2005). The Company is not aware of the participation of Mr. José Felipe Diniz in third sector entities. Mr. José Felipe Diniz states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. Not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Leonardo Guimarães Corrêa	08/30/1958	Belongs only to the Board of Directors	06/20/2022	2 years	-
275.939.836-68	Economist	Full member of the Board of Directors	06/20/2022	Yes	-
No		N/A		06/20/2022
Graduate in Economics from the Federal University of Minas Gerais - UFMG in 1980 and post-graduate degree in Finance from FGV in 1986. He has served as Treasury Director since November of 2020 and as a Member of the Board of Directors since 2017. He worked from 1982 to 1990 at Lloyds Bank as Treasury Manager. From 1990 to 2000 he worked at JP Morgan, his last position being treasury director for Brazil. He was a partner at Banco Pactual from 2000 to 2003. From 2003 to 2006 he was a partner at Perfin Administração de Recursos, an independent asset management company that specialized in the management of investment funds. He served from March of 2006 to March of 2019 as Chief Financial and Investor Relations Officer at MRV Engenharia. The Company is not aware of the participation of Mr. Leonardo Guimarães Corrêa in third sector entities. Mr. Leonardo Guimarães Corrêa states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Cristiano Henrique Vieira Gomes	12/08/1957	Belongs only to the Board of Directors	06/20/2022	2 years	-
249.815.406-04	Economist	Full member of the Board of Directors	06/20/2022	Yes	-
No		N/A		06/20/2022
Graduate in Economic Sciences from Pontifical Catholic University of Minas Gerais - PUC/MG (1979), with post-graduate degree in International Relations from Mary Ward University, London - United Kingdom (1980), with a continuing education course in "International Banking", Manchester Business School, Manchester - United Kingdom (1985), and with a continuing education course in "Advanced Management Programme", INSEAD, Fontainebleau - France (1997). He joined Banco Inter as Chief Commercial Officer (2011-2015), and was elected a member of the Board of Directors in May of 2016. Before joining Banco Inter, he served as Chief Financial Officer at Banco Mercantil do Brasil S/A (2007 and 2008), entrepreneur in the real estate sector (2000-2006), worked at Banco Interatlantico S/A in several positions, having held the position of Corporate/Statutory Executive Officer and member of the Credit Committee (1994), together with the position of Chief Marketing and Corporate Banking Officer (1996-1999), and worked at Lloyds Bank PLC, having held his last position as Senior Foreign Trade Manager (1982-1990). He has participated in several associations, such as the British Chamber - Rio de Janeiro (1990-1999), American Chamber - Rio de Janeiro (1990-1999), British Chamber - São Paulo (1986-1990), Canning House - Latin American Society, in London - United Kingdom (1987-1989), and the Commercial Association of Caxias do Sul (1984-1986). The Company is not aware of the participation of Mr. Cristiano Henrique Vieira Gomes in third sector entities. Mr. Cristiano Henrique Vieira Gomes states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Luiz Antônio Nogueira de França	07/14/1962	Belongs only to the Board of Directors/Board of Auditors not adhering to CVM Instruction 308/99	06/20/2022	2 years	-
078.004.438-09	Engineer	Independent Member of the Board of Directors/ Full Member of the Board of Auditors not adhering to CVM Instruction 308/99	06/20/2022	Yes	-
Independent Board Member		N/A		06/20/2022
He has a degree in Civil Engineering from Mackenzie Presbyterian University in São Paulo (1985). Between 2006 and 2015 he served as Director of Real Estate Credit at Banco Itaú Unibanco S.A. Between 2012 and 2015, responsible for backoffice, products, treasury, and wholesale and retail distribution. He is currently president of Abrainc (Brazilian Association of Real Estate Developers), chairman of the Board of Renac, and managing partner of França Participações. Mr. França was a full member of Tecnisa's Board of Directors between 2015 and 2017. From September of 1996 to March of 2015, Mr. Mr. França has held positions at Banco Itaú S.A., such as Head of Mortgage, Head of Corporate Products, Head of Investment Bank, and Head of Corporate Finance. From the year 2007 to 2011, Mr. França held the position of Director of FEBRABAN - Brazilian Federation of Banks, Chairman of ABECIP, and Board Member of the National Confederation of Financial Institutions - CNF. Additionally, he was Chairman of the Board of Directors of Cibrasec - Companhia Brasileira de Securitização (a company in the financial sector). Since April of 2015, he has been CEO of França Participações and chairman of the Board of Directors of Renac. Mr. Luiz Antônio Nogueira de França states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

André Guilherme Cazzaniga Maciel	09/29/1981	Belongs to the Board of Directors/Board of Auditors not adhering to CVM Instruction 308/99	06/20/2022 06/20/2022	2 years	-
299.490.388-12	Business Manager	Independent Member of the Board of Directors/ Full Member of the Board of Auditors not adhering to CVM Instruction 308/99	06/20/2022 06/20/2022	Yes	-
Independent Board Member		N/A		06/20/2022
Graduate in Business Administration from EASP-FGV (2003). Founder of Volpe Capital since December of 2020. He served as Managing Investment Partner and Head of Brazil at Softbank Group International between 2019 and 2020. Prior to that, he co-founded 30 Knots, a Venture Capital fund in Latin America in early 2019. He started his career at J.P. Morgan (2002), where he stayed for 17 years, 7 of which in New York, and was involved in more than 200 M&A and Capital Markets transactions, serving as Managing Director at J.P. Morgan and Head of Investment Banking Advisory in Brazil (2017-2019), being responsible for covering technology, telecom, and media sectors in Latin America, also acting as Head of Equity Capital Markets for Latin America. He was responsible for advising landmark transactions such as Mercado Libre's IPO (2007), Telefónica's purchase of GVT (2015), and Cablevision's purchase of Telecom Argentina (2018). The Company is not aware of the participation of Mr. André Guilherme Cazzaniga Maciel in third sector entities. Mr. André Guilherme Cazzaniga Maciel states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Antônio Kandir	07/14/1962	Belongs to the Board of Directors/Board of Auditors not adhering to CVM Instruction 308/99	02/16/2023	2 years	-
146.229.631-91	Engineer	Independent Member of the Board of Directors/ Full Member of the Board of Auditors not adhering to CVM Instruction 308/99	02/16/2023	Yes	-
Independent Board Member		On the same date, Mr. Antônio Kandir was elected as a member of the Company's Board of Auditors.		02/16/2023
Antonio Kandir served as Minister of State for Planning and Budget from 1996 to 1998, Special Secretary for Economic Policy, President of the National Privatization Board, Brazilian Governor at the Inter-American Development Bank, President of the Institute for Applied Economic Research - IPEA, Federal Congressman (1995-2003), Adviser to Private Equity and Hedge Funds, and Research Coordinator at Itaú Planejamento e Engenharia S.A. Kandir, and also worked as Professor at the University of Campinas (UNICAMP) and at the Pontifical Catholic University of São Paulo (PUC-SP), and as Assistant Professor at the University of Notre Dame in the United States. He holds a PhD and a Master's degree in Economics from the University of Campinas (UNICAMP) and a Bachelor's degree in Mechanical Production Engineering from the Polytechnic School of the University of São Paulo (USP). Kandir was already serving as a member of the Board of Auditors of Banco Inter S.A. (a committee regulated by the Central Bank of Brazil) and will retain this position. The Company is not aware of the participation of Mr. Antônio Kandir in third sector entities. Mr. Antônio Kandir states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Lorival Nogueira Luz Júnior	06/16/1971	Belongs only to the Board of Directors	02/16/2023	2 years	-
678.741.266-53	Business Manager	Independent member of the Board of Directors	02/16/2023	Yes	-
Independent Board Member		N/A		02/16/2023
Lorival Nogueira Luz Junior was BRF's Global CEO from 2019 to 2022, after serving as CFO in 2017 and COO in 2018. He has over 17 years of corporate banking and treasury experience, gained at Citibank, and also served as Global CFO of Votorantim Cimentos, CPFL Energia, and Estácio Participações, and Global Corporate Treasurer of Votorantim Industrial. He has also served on the Advisory Boards of the Brazilian Association of Animal Protein and the Federation of Industries of the State of Minas Gerais (FIEMG) and is currently a member of the Board of Entrepreneurs of the Ayrton Senna Institute. He has a Bachelor's degree in Business Administration from FAAP. The Company is not aware of the participation of Mr. Lorival Nogueira Luz Junior in third sector entities. Mr. Lorival Nogueira Luz Junior states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

Todd Chapman	06/14/1962	Belongs only to the Board of Directors	02/16/2023	2 years	-
000.000.000-00	Non-Resident Fellow at the Payne Institute for Public Policy and Senior Consultant (Non-Resident) at Cent	Independent member of the Board of Directors	02/16/2023	Yes	-
Independent Board Member	N/A			02/16/2023
Todd Chapman recently retired from the U.S. Government after 30 years as a career diplomat in the United States Foreign Service. As United States Ambassador to Brazil from 2020 to 2021, he advanced a broad economic, environmental, and security agenda in the sixth largest U.S. embassy in the world, coordinating assistance to more than 275,000 Americans residing in Brazil. Previously, he served as U.S. Ambassador to Ecuador from 2016 to 2019, revitalizing bilateral relations and attracting new U.S. investment to Ecuador. International experience throughout his career in foreign service and the private sector includes posts in Afghanistan, Bolivia, Costa Rica, Mozambique, Nigeria, Saudi Arabia, and Taiwan. Mr. Chapman was recently inducted into the American Academy of Diplomacy in Washington D.C. He also served as Senior Advisor to Under Secretary of State for Economic Affairs Keith Krach and Principal Deputy Assistant Secretary of State for the Bureau of Political-Military Affairs at the U.S. Department of State. He is currently a Non-Resident Fellow at the Payne Institute for Public Policy and a Senior Consultant (Non-Resident) at the Center for Strategic and International Studies (CSIS). Mr. Chapman holds an M.B.A. from National Intelligence University and a B.A. from Duke University. He is fluent in Spanish and Portuguese. Mr. Chapman was serving the Company as a member of the Advisory Committee. The Company is not aware of the participation of Mr. Todd Chapman in third sector entities. Mr. Todd Chapman states that he has not been convicted, in the last five years, of any (i) criminal offense, (ii) administrative proceeding by the CVM, or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the performance of any professional or commercial activity. He is not considered a Politically Exposed Person, as defined by CVM Resolution 50.

7.5. Family relationships
•Existence of the existence of a conjugal relationship, stable union, or kinship up to the second degree between: Officers or Directors of the Issuer

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of relationship
Position/Function
Officer of the issuer or controlled company
Rubens Menin Teixeira de Souza	315.836.606-15	Inter & CO, Inc.	42.737.954/0001-21	Father
Chairman of the Board of Directors
Related Person
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-72	Inter & CO, Inc.	42.737.954/0001-21
Chief Executive Officer
Note-

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of kinship with the administrator of the issuer or controlled company
Position/Function
Officer of the issuer or controlled company
Rubens Menin Teixeira de Souza	315.836.606-15	Inter & CO, Inc.	42.737.954/0001-21	Father
Chairman of the Board of Directors
Related Person
Maria Fernanda Nazareth Menin Teixeira de Souza	040.415.096-96	Inter & CO, Inc.	42.737.954/0001-21
Member of the Board of Directors
Note-

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of kinship with the administrator of the issuer or controlled company
Position/Function
Officer of the issuer or controlled company
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-72	Inter & CO, Inc.	42.737.954/0001-21	Brother
Chief Executive Officer
Related Person
Maria Fernanda Nazareth Menin Teixeira de Souza	040.415.096-96	Inter & CO, Inc.	42.737.954/0001-21
Member of the Board of Directors
Note-

•(i) Officers and Directors of the Issuer and (ii) Officers and Directors of Direct or Indirect Controlled Companies of the Issuer

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of relationship
Position/Function
Officer of the issuer or controlled company
Rubens Menin Teixeira de Souza	315.836.606-15	Inter & CO, Inc.	42.737.954/0001-21	Father
Chairman of the Board of Directors
Related Person
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-72	Inter Holding Financeira S.A.	39.903.325/0001-10
Chief Executive Officer
Note -

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of relationship
Position/Function
Officer of the issuer or controlled company
Rubens Menin Teixeira de Souza	315.836.606-15	Inter & CO, Inc.	42.737.954/0001-21	Father
Chairman of the Board of Directors
Related Person
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-72	Banco Inter S.A.	00.416.968/0001-01
Chief Executive Officer
Note -

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of kinship with the administrator of the issuer or controlled company
Position/Function
Officer of the issuer or controlled company
Rubens Menin Teixeira de Souza	315.836.606-15	Inter & CO, Inc.	42.737.954/0001-21	Father
Chairman of the Board of Directors
Related Person
Maria Fernanda Nazareth Menin Teixeira de Souza	040.415.096-96	Banco Inter S.A.	00.416.968/0001-01
Member of the Board of Directors
Note -

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of kinship with the administrator of the issuer or controlled company
Position/Function
Officer of the issuer or controlled company
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-72	Inter & CO, Inc.	42.737.954/0001-21	Brother
Chief Executive Officer
Related Person
Maria Fernanda Nazareth Menin Teixeira de Souza	040.415.096-96	Banco Inter S.A.	00.416.968/0001-01
Member of the Board of Directors
Note -
•(i) Officers and Directors of the Issuer or of its Direct or Indirect Controlled Companies and (ii) Direct or indirect Controllers of the Issuer

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of kinship with the administrator of the issuer or controlled company
Position/Function
Officer of the issuer or controlled company
Maria Fernanda Nazareth Menin Teixeira de Souza	040.415.096-96	Inter & CO, Inc.	42.737.954/0001-21	Brother
Member of the Board of Directors
Related Person
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-72	Costellis International Limited	-
Shareholder
Note -

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of kinship with the administrator of the issuer or controlled company
Position/Function
Officer of the issuer or controlled company
Maria Fernanda Nazareth Menin Teixeira de Souza	040.415.096-96	Inter & CO, Inc.	42.737.954/0001-21	Father
Member of the Board of Directors
Related Person
Rubens Menin Teixeira de Souza	315.836.606-15	Costellis International Limited	-
Shareholder
Note -

Name	CPF	Company name of issuer, controlled company, or controlling company	CNPJ	Type of relationship
Position/Function
Officer of the issuer or controlled company
Rubens Menin Teixeira de Souza	315.836.606-15	Inter & CO, Inc.	42.737.954/0001-21	Father
Chairman of the Board of Directors
Related Person
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-72	Costellis International Limited
Shareholder
Note -
•(i) Officers and Directors of the Issuer and (ii) Officers and Directors of Direct or Indirect Controlling Companies of the Issuer
None.

7.6. Relationships of subordination, provision of services, or control
Reporting on relations of subordination, provision of services, or control maintained, in the last three fiscal years, between the issuer's officers and directors and:
Fiscal Year Ended December 31, 2022:
•João Vitor Nazareth Menin Teixeira de Souza

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
João Vitor Nazareth Menin Teixeira de Souza	013.436.666-27	Control	Direct Controlling Company
Chief Executive Officer
Related Person
Costellis International Limited	35.820.857/0001-32
Shareholder
Note Mr. João Vitor is also an officer of Costellis International Limited
•Alexandre Riccio de Oliveira

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Alexandre Riccio de Oliveira	013.202.406-31	Subordination	Direct Controlled Company
Chief Administrative Officer
Related Person
Inter Holding Financeira S.A.	39.903.325/0001-10
Officer
Note -

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Alexandre Riccio de Oliveira	013.202.406-31	Subordination	Indirect Controlled Company
Chief Administrative Officer
Related Person
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	18.945.670/0001-46
Deputy Chief Executive Officer
Note -

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Alexandre Riccio de Oliveira	013.202.406-31	Subordination	Indirect Controlled Company
Chief Administrative Officer
Related Person
Acerto Cobrança e Informações Cadastrais S.A.	24.533.496/0001-27
Member of the Board of Directors
Note -

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Alexandre Riccio de Oliveira	013.202.406-31	Subordination	Indirect Controlled Company
Chief Administrative Officer
Related Person
Inter Digital Corretora e Consultoria de Seguros Ltda.	00.136.889/0001-39
Vice President of Operations
Note -
•Rubens Menin Teixeira de Souza

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Rubens Menin Teixeira de Souza	315.836.606-15	Control	Direct Controlling Company
Chairman of the Board of Directors
Related Person
Costellis International Limited	35.820.857/0001-32
Shareholder
Note Mr. Rubens is also an officer of Costellis International Limited.

•Maria Fernanda Nazareth Menin Teixeira de Souza Maia

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Maria Fernanda Nazareth Menin Teixeira de Souza Maia	040.415.096-96	Control	Direct Controlling Company
Member of the Board of Directors
Related Person
Costellis International Limited	35.820.857/0001-32
Shareholder
Note Ms. Maria Fernanda is also an officer of Costellis International Limited.
•Helena Lopes Caldeira

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Helena Lopes Caldeira	089.600.106-77	Subordination	Indirect Controlled Company
Chief Financial and Investor Relations Officer
Related Person
Acerto Cobrança e Informações Cadastrais S.A.	24.533.496/0001-27
Director
Note -

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Helena Lopes Caldeira	089.600.106-77	Subordination	Indirect Controlled Company
Chief Financial and Investor Relations Officer
Related Person
IM Designs Desenvolvimento de Software S.A.	04.198.662/0001-79
Chief Financial Officer
Note -

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Helena Lopes Caldeira	089.600.106-77	Subordination	Indirect Controlled Company
Chief Financial and Investor Relations Officer
Related Person
Inter Food S.A.	41.985.090/0001-02
Chief Financial Officer
Note -
•Priscila Salles Vianna de Paula

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Priscila Salles Vianna de Paula	083.358.626-21	Subordination	Indirect Controlled Company
Chief Marketing and Customer Experience Officer
Related Person
Acerto Cobrança e Informações Cadastrais S.A.	24.533.496/0001-27
Member of the Board of Directors
Note -
•Ray Tarick Pereira Chalub

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Ray Tarick Pereira Chalub	080.114.146-07	Subordination	Indirect Controlled Company
Chief Operations Officer
Related Person
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	18.945.670/0001-46
Officer
Note -

Identification	CPF/CNPJ	Type of relationship between the Officer or Director and the related person	Type of related person
Position/Function
Fiscal Year December 31, 2022
Officer or director of the issuer
Ray Tarick Pereira Chalub	080.114.146-07	Subordination	Indirect Controlled Company
Chief Operations Officer
Related Person
Granito Soluções em Pagamentos S.A.	22.177.858/0001-69
Member of the Board of Directors
Note -

7.7. Officers and Directors' agreements/insurance
Description of the provisions of any agreements, including insurance policies, that provide for the payment or reimbursement of expenses borne by officers and directors, arising from compensation for damages caused to third parties or the issuer, from penalties imposed by state agents, or from agreements with the purpose of terminating administrative or legal proceedings, due to the performance of their duties
The Company enters into indemnity agreements with its board members and executive officers. In addition, the Company's Bylaws require the Company to indemnify its board members and executive officers to the fullest extent permitted by law. The Company also maintains civil liability insurance for the benefit of its board members and officers.
The Company has contracted civil liability insurance (D&O) with Chubb Seguros do Brasil S.A. (and other insurance brokers), with the objective of protecting its officers and directors, who may be held personally liable for acts performed in the exercise of their duties. The amount of coverage is fifty million US dollars ($50,000,000.00) and the total amount of the premium is five million one hundred US dollars ($5,000,100.00). The policy will remain in force until June 22, 2023.

7.8. Other material information
Provide other information that the issuer deems relevant
General meetings of the Company
In January and April of 2023, we held, respectively, an Extraordinary General Meeting and an Ordinary and Extraordinary General Meeting. Since our incorporation up to January of 2023, we had not held any general meetings. The resolutions were passed by resolutions signed by the shareholders with voting rights (written resolutions), and with the consent of the holders of preferred shares when necessary. Thus, the Company presents below with respect to the resolutions and general meetings held since the Company's incorporation, (i) date of holding; (ii) any cases of call to order upon second call; and (iii) quorum for call to order:

DATE:	EVENT:	CALL NOTICE	QUORUM FOR CALLS TO ORDER:
10/25/2021	Written resolutions	1st Call	100%
03/31/2022	Written resolutions	1st Call	100%
04/08/2022	Written resolutions	1st Call	100%
04/14/2022	Written resolutions	1st Call	100%
04/20/2022	Written resolutions	1st Call	100%
04/28/2022	Written resolutions	1st Call	100%
06/07/2022	Written resolutions	1st Call	100%
01/04/2023	Extraordinary General Meeting	1st Call	85.36%
04/28/2023	Ordinary and Extraordinary General Meeting	1st Call	80.79%

8. COMPENSATION OF THE OFFICERS AND DIRECTORS
8.1. Remuneration policy or practice
a.    objectives of the compensation policy or practice, stating whether the compensation policy has been formally approved, body responsible for approval, date of approval, and, if the issuer discloses the policy, locations on the world wide web where the document may be looked up
As of the date of this Reference Form the Company has no formal approved compensation policy. However, Inter&Co adopts processes that aim to comply with the applicable regulations, as well as best market practices.
Regarding the compensation of the Executive Board and the Board of Directors, the Company's Bylaws state that the budget for the compensation of these corporate bodies will be determined by the General Meeting. If the compensation is not approved, the last approved budget will continue to control, subject to adjustment by an inflation index. For 2023, the global compensation for the Executive Board and Board of Directors was approved at the General Meeting, as detailed in item 8.2 of this form.
In addition, the members of the Audit Committee will be entitled only to fixed fees in cash, defined by the Board of Directors. If the Audit Committee member is also a member of the Board of Directors, the Board of Directors' compensation practice will be adopted for this member.
b.    practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:
i.    the issuer’s bodies and committees that participate in the decision-making process, identifying how they participate
The Company is not required to establish a compensation committee under the laws of the Cayman Islands.
ii.    criteria and methodology used for setting individual compensation, indicating whether studies are used to ascertain market practices and, if so, the criteria for comparison and the scope of such studies
The individual compensation assigned to each member of the Board of Directors takes into consideration the activities performed within the scope of the Board of Directors, such as chairmanship or other functions that may be assigned, as well as their CV and background at the Company.
The individual compensation attributed to each member of executive board takes into consideration the responsibilities assumed by each one in their respective functions, as well as the risks inherent to them.
The Board of Directors will periodically hire specialized firms to conduct market research in order to maintain the values attributed to each of its officers and directors aligned with those practiced in the market. The market research is based on the analysis of the competitiveness of the compensation package provided by Inter&Co versus the compensation packages prevailing in the market.
iii.    how often and how the board of directors evaluates the adequacy of the issuer's compensation policy
Not applicable, as the Company does not have an approved compensation policy.

c.    composition of the compensation, indicating:
i.    description of the various elements that make up the compensation, including, in relation to each of them:
•    its objectives and alignment with the issuer's short, medium, and long-term interests
The compensation of the Company's Officers and Directors is structured as follows:
Board of Directors
The compensation of the members of the Board of Directors will consist of (i) fixed compensation, represented by their fees; (ii) share-based compensation, if determined by resolution of the Board of Directors; (iii) fees for participation in corporate committees (as of 2023); and (iv) life insurance.
Additionally, the members of the Board of Directors will be reimbursed for travel and accommodation expenses necessary for the performance of their function.
Fixed Compensation
All members of the Board of Directors will be entitled to fixed compensation, which corresponds to the fees paid monthly, as pro-labore, as applicable, subject to deduction/withholding of all applicable taxes and social and labor charges, pursuant to the law.
Variable Compensation
The members of the Board of Directors will not be entitled to variable compensation, including bonuses, profit sharing, attendance at meetings, and commissions.
Share-Based Compensation
Inter&Co may offer the members of the Board of Directors share-based compensation, by resolution of the Board of Directors, through participation in the Omnibus Plan and share-based incentives, with the objective of aligning incentives between professionals and shareholders, as well as retaining these members in the medium and long term. In addition, there is no impediment to the members of the Board of Directors receiving, as may be resolved by the Board of Directors, stock options or other form of compensation based on Inter&Co shares due to the exercise of other positions held at the Company.
Direct and Indirect Benefits
The compensation of the members of Inter&Co's Board of Directors will exclusively include life insurance as a benefit.
Participation on Committees.
Members of the Board of Directors will be entitled to compensation for their participation on Inter&Co. committees.
Post-Employment Benefits
The members of the Board of Directors are not entitled to post-employment benefits.
Benefits Due to Termination of Office
The members of the Board of Directors are not entitled to benefits on the grounds of cessation of the exercise of the office.
Corporate Executive Board
The compensation of the members of the Corporate Executive Board will be divided into: (i) fixed compensation represented by their fees; (ii) variable compensation consisting of short-term incentives; (iii) share-based compensation (medium and long term); and (iv) benefits in accordance with the determinations of the Board of Directors and in line with the standards usually applied by the market.

Additionally, its members may be reimbursed for travel and accommodation expenses necessary for the performance of their function.
Fixed Compensation
The members of the Corporate Executive Board will be entitled to fixed compensation, which is intended to remunerate the services rendered by each board member, within the scope of responsibility assigned to each one.
It corresponds to the fees paid monthly, as pro-labore, as applicable, subject to deduction/withholding of all applicable taxes and social and labor charges, pursuant to the law.
Variable Compensation
The short-term variable compensation can be paid in cash or in shares, as bonuses and/or profit sharing, paid annually.
Share-Based Compensation
Share-based compensation is paid in instruments linked to Inter&Co shares, deferred for future exercise, as determined in the Omnibus Plan, with the aim of aligning incentives between professionals and shareholders, as well as retaining these members in the medium and long term.
Direct and Indirect Benefits
The members of the Corporate Executive Board will be entitled to receive benefits in accordance with the determinations of the Board of Directors and market standards.
Participation on Committees
The members of the Corporate Executive Board are not entitled to extra compensation for participation on committees.
Post-Employment Benefits
The members Corporate Executive Board are not entitled to post-employment benefits.
Benefits Due to Termination of Office
The members of the Corporate Executive Board are not entitled to benefits on the grounds of cessation of the exercise of the office.
•    their proportion of total compensation in the last 3 fiscal years
Not applicable, since up to December 31, 2022, the Company's officers and directors did not receive any type of compensation through Inter&Co.
•    its calculation and adjustment methodology
The calculation and adjustment methodology takes into consideration the practices commonly adopted by the market, and is based on specific surveys carried out focusing on companies in the same sector, as well as on the official inflation indexes published by the government, so that the officers and directors’ compensation is periodically adjusted, ensuring the compatibility of the amounts with the Inter&Co's targets and guidelines.
The management compensation amounts are reviewed and updated annually by the Company's Board of Directors and submitted for approval at the general meeting of shareholders.
•    main performance indicators taken into account therein, including, if applicable, indicators linked to ESG issues
The performance indicators that will be considered in determining the amount of compensation assigned to Inter&Co officers and directors are:
•responsibilities of each position;
•individual performance;

•business expansion; and
•performance in relation to Inter&Co’s results.
The management performance evaluation model, when applicable, will be based on objectives and goals established for the period from corporate strategic planning.
ii.    reasons justifying the composition of the compensation
Up to December 31, 2022, the Company's officers and directors did not receive any compensation through Inter&Co, as they were compensated for their positions at Banco Inter, with the exception of the Chief Strategy and Investor Relations Officer, who was compensated for his position through the subsidiary Inter&Co Payments.
As of the fiscal year ending December 31, 2023, the compensation of the Company's Officers and Directors will be structured as detailed in the previous sub-items.
Inter&Co believes that the combination of the elements that make up compensation aligns the executives' interests with Inter&Co's interests in the short, medium, and long term.
The fixed compensation of the officers and directors refers to the fulfillment of the functional obligations associated with their respective positions, linked to the degree of responsibilities and experience required for the positions, providing security for the fulfillment of the routien obligations of the executives. The fixed compensation aims to attract and retain qualified professionals who can contribute to the growth, success, and perpetuity of Inter&Co and takes into account the responsibility of the position held.
The short-term variable portion, associated with targets set for each fiscal year, provides the necessary stimulus for the executive himself and his subordinates to deliver their best efforts to meet and exceed Inter&Co's targets.
Inter&Co believes that the medium and long-term variable portion aligns the interests of its officers and directors with those of the institution, as it seeks to develop in them the feeling of "ownership", as they become shareholders through the exercise of options and/or receipt of shares, as determined in the Omnibus Plan.
iii.    the existence of unpaid members of the issuer and the reason for this fact
None of the members of the Company's management were compensated up to December 31, 2022, due to their position at the Company, as they were compensated for their positions at Banco Inter, except for the Chief Strategy and Investor Relations Officer, who was compensated for his position at Inter&Co, through one of its subsidiaries (Inter&Co Payments).
d.    existence of compensation supported by direct or indirect subsidiaries, controlled companies, or controllers
Not applicable, since up to December 31, 2022, the Company's officers and directors did not receive any type of compensation through Inter&Co. The Chief Strategy and Investor Relations Officer, meanwhile, was paid for his position at Inter&Co, through a subsidiary (Inter&Co Payments).
e.    existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of corporate control of the issuer
As of the date of this Reference Form, there is no compensation or benefit tied to the occurrence of any particular corporate event attributable to the Company's officers and directors.

8.2. Total remuneration by body

Total remuneration forecast for the current Fiscal Year 12/31/2023 - Annual Sums
	Board of Directors	Corporate Executive Board	Audit Committee	Total
Total number of members	10.92	9.50	0	20.42
Number of compensated members	10.92	9.50	0	20.42
Fixed annual compensation
Salary or fees (pro-labore)	R$ 10,007,813.00	R$ 15,046,626.00	N/A	R$ 25,054,439.00
Direct and indirect benefits	R$ 1,440.00	R$926,598.00	N/A	R$928,038.00
Participation in committees	R$ 1,155,000.00	R$ -	N/A	R$ 1,155,000.00
Other	R$ -	R$ -	N/A	R$ -
Description of other fixed compensation	R$ -	R$ -	N/A	R$ -
Variable compensation
Bonus	R$ -	R$ 14,784,502.00	N/A	R$ 14,784,502.00
Profit sharing	R$ -	R$ -	N/A	R$ -
Participation in meetings	R$ -	R$ -	N/A	R$ -
Committees	R$ -	R$ -	N/A	R$ -
Other	R$ -	R$ -	N/A	R$ -
Description of other variable compensation	R$ -	R$ -	N/A	R$ -
Post-employment	R$ -	R$ -	N/A	R$ -
End of position	R$ -	R$ -	N/A	R$ -
Share-based (including options)	R$37,485.00	R$ 2,347,061.72	N/A	R$ 2,384,546.72
Note	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP
Total of the compensation	R$ 11,201,738.00	R$ 33,104,787.72	R$ -	R$ 44,306,525.72

Total compensation recognized in the income statement for the Fiscal Year ending 12/31/2022 - Annual Sums
	Board of Directors	Corporate Executive Board	Audit Committee	Total
Total number of members	6.08	5.33	0.00	11.42
Number of compensated members	0.00	0.00	0.00	0.00
Fixed annual compensation
Salary or fees (pro-labore)	R$ -	R$ -	N/A	R$ -
Direct and indirect benefits	R$ -	R$ -	N/A	R$ -
Participation in committees	R$ -	R$ -	N/A	R$ -
Other	R$ -	R$ -	N/A	R$ -
Description of other fixed compensation	R$ -	R$ -	N/A	R$ -
Variable compensation
Bonus	R$ -	R$ -	N/A	R$ -
Profit sharing	R$ -	R$ -	N/A	R$ -
Participation in meetings	R$ -	R$ -	N/A	R$ -
Committees	R$ -	R$ -	N/A	R$ -
Other	R$ -	R$ -	N/A	R$ -
Description of other variable compensation	R$ -	R$ -	N/A	R$ -
Post-employment	R$ -	R$ -	N/A	R$ -
End of position	R$ -	R$ -	N/A	R$ -
Share-based (including options)	R$ -	R$ -	N/A	R$ -
Note	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP
Total of the compensation	R$ -	R$ -	R$ -	R$ -

Total compensation recognized in the income statement for the Fiscal Year ending 12/31/2021 - Annual Sums
	Board of Directors	Corporate Executive Board	Audit Committee	Total
Total number of members	1.33	1.17	0.00	2.50
Number of compensated members	0.00	0.00	0.00	0.00
Fixed annual compensation
Salary or fees (pro-labore)	R$ -	R$ -	N/A	R$ -
Direct and indirect benefits	R$ -	R$ -	N/A	R$ -
Participation in committees	R$ -	R$ -	N/A	R$ -
Other	R$ -	R$ -	N/A	R$ -
Description of other fixed compensation	R$ -	R$ -	N/A	R$ -
Variable compensation
Bonus	R$ -	R$ -	N/A	R$ -
Profit sharing	R$ -	R$ -	N/A	R$ -
Participation in meetings	R$ -	R$ -	N/A	R$ -
Committees	R$ -	R$ -	N/A	R$ -
Other	R$ -	R$ -	N/A	R$ -
Description of other variable compensation	R$ -	R$ -	N/A	R$ -
Post-employment	R$ -	R$ -	N/A	R$ -
End of position	R$ -	R$ -	N/A	R$ -
Share-based (including options)	R$ -	R$ -	N/A	R$ -
Note	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP	The number of members of each body was calculated as specified in Circular/Annual Letter-2023-CVM/SEP
Total of the compensation	R$ -	R$ -	R$ -	R$ -

8.3. Variable compensation

	Fiscal year to end December 31, 2023
	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total number of members	10.92	9.50	0.00	20.42
Number of paid members(1)	10.92	9.50	0.00	20.42
Bonus
Minimum amount provided for in the compensation plan(2)	0	7,092,804	0	7,092,804
Maximum amount provided for in the compensation plan(2)	0	14,784,502	0	14,784,502
Amount provided for in the compensation plan, if targets are met(2)	0	11,204,478	0	11,204,478
Profit sharing
Minimum amount provided for in the compensation plan	0	0	0	0
Maximum amount provided for in the compensation plan	0	0	0	0
Amount provided for in the compensation plan, if targets are met	0	0	0	0

(1)Corresponds to the number of officers and directors, as applicable, to whom variable compensation can be attributed that is recognized in the Company's results for the year, as provided for in the 2023 CVM/SEP Annual Circular Letter.
(2)The payment of Bonuses due to the Company's officers and directors due to a higher or lower level of achievement of targets is done proportionally to the achievement of the targets. However, once the targets are fully achieved, even if they are exceeded, the amount to be awarded to the officers and directors as a bonus due to their achievement does not change.

Fiscal Year to end December 31, 2022
	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total number of members	6.08	5.33	0	11.42
Number of paid members (1)	0.00	0.00	0.00	0.00
Bonus
Minimum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Maximum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Amount provided for in the compensation plan, if targets are met	R$ -	R$ -	N/A	R$ -
Amount effectively recognized in income for the fiscal year	R$ -	R$ -	N/A	R$ -
Profit sharing
Minimum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Maximum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Amount provided for in the compensation plan, if targets are met	R$ -	R$ -	N/A	R$ -
Amount effectively recognized in income for the fiscal year	R$ -	R$ -	N/A	R$ -

(2)Corresponds to the number of officers and directors, as applicable, to whom variable compensation can be attributed that is recognized in the Company's results for the year, as provided for in the 2023 CVM/SEP Annual Circular Letter.

Fiscal Year to end December 31, 2021
	Board of Directors	Board of Executive Officers	Audit Committee	Total
Total number of members	1.33	1.17	0.00	2.50
Number of paid members (1)	0.00	0.00	0.00	0.00
Bonus
Minimum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Maximum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Amount provided for in the compensation plan, if targets are met	R$ -	R$ -	N/A	R$ -
Amount effectively recognized in income for the fiscal year	R$ -	R$ -	N/A	R$ -
Profit sharing
Minimum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Maximum amount provided for in the compensation plan	R$ -	R$ -	N/A	R$ -
Amount provided for in the compensation plan, if targets are met	R$ -	R$ -	N/A	R$ -
Amount effectively recognized in income for the fiscal year	R$ -	R$ -	N/A	R$ -

(1)Corresponds to the number of officers and directors, as applicable, to whom variable compensation can be attributed that is recognized in the Company's results for the year, as provided for in the 2023 CVM/SEP Annual Circular Letter.

8.4. Share-based compensation plan
General Terms and Conditions:
Terms and Conditions of Program No. 1 of the IV Stock and/or Units Option Plan (“Program No. 1” and "Plan IV”, respectively) and Plan IV itself.
Plan IV Approval Date: February 5, 2018, as amended by the Extraordinary General Meeting of Banco Inter S.A., held on October 15, 2019, which contains the basic features of option grants to be made. Also, on January 4, 2023, the Extraordinary Meeting of Shareholders of Inter&Co approved the adoption by Inter&Co of Plan IV and the Programs approved under Plan IV, to provide that the rights thereunder relate to the acquisition of Class A Shares issued by Inter&Co, as well as mandated the assumption by Inter&Co of the obligations of Banco Inter under Plan IV (the “EGM for the Assumption of Plans and Programs");
Limit for issuing Plan IV options: At the time of approval of the Plan, the number of options to be acquired by the participants under Plan IV could represent a maximum dilution of up to four percent (4%) of the subscribed and paid-up capital stock of Banco Inter S.A (“Banco Inter” or the “Bank”) as of the base date of February 5, 2018, considering, in this total, the effect of the dilution arising from the exercise of all options granted and not exercised. The percentage described herein shall include all the Options Plans in effect. As a result of the EGM on the assumption of the Plans and Programs, the maximum dilution is now calculated on Inter&Co's capital stock.
Plan IV Beneficiaries: Officers and directors and employees of the Bank.
Class of shares to be exercised: Preferred, Common, and Share Depositary Receipts, consisting of one (1) common share and two (2) preferred shares (Units). Due to the Extraordinary General Meeting of Banco Inter, held on May 12, 2022, which resolved on the migration of Banco Inter's shareholder base to Inter&Co ("Reorganization EGM"), and the EGM for the Assumption of Plans and Programs, for every six (6) common and/or preferred shares issued by Banco Inter to which the beneficiary is entitled, one (1) Class A Share issued by Inter&Co shall be delivered, and for every two (2) units of Banco Inter to which the beneficiary is entitled, one (1) Class A Share shall be delivered.
Approval Date of Program No. 1 of Plan IV: Meetings of the Board of Directors of Banco Inter on February 6, 2018, as amended on April 15, 2019, September 27, 2019, and October 30, 2019.
Beneficiaries of Program 1: Officers and directors and employees of the Bank. On February 6, 2018, the Board of Directors approved the list of beneficiaries of Program No. 1 of Plan IV and the respective signatures of the option contracts to be entered into with said beneficiaries. Additionally, the Board of Directors of Banco Inter approved on August 23, 2019, and on May 5, 2020, the inclusion of new Program No. 1 beneficiaries in Plan IV.
Maximum Dilution in Program No. 1 of Plan IV: The total number of options under Program No. 1 represents a maximum dilution of two point and six hundred percent (2.06%) of the Bank's subscribed and paid-in capital stock with a base date of February 6, 2018, considering the effect of the dilution arising from the exercise of all options granted and not exercised under Program No. 1. As a result of the EGM on the assumption of the Plans and Programs, the maximum dilution is now calculated on Inter&Co's capital stock.
Vesting Periods: For options granted on February 6, 2018 (i) twenty percent (20%) on the business day following the grant date; (ii) twenty percent (20%) on the first anniversary of the grant date; (iii) twenty percent (20%) on the second anniversary of the grant date; (iv) twenty percent (20%) on the third anniversary of the grant date; and (v) twenty percent (20%) on the fourth anniversary of the grant date.
For any other options granted in the scope of Program I of Plan IV, the vesting of the options will obey the proportion of twenty percent (20%) on each exercise date, which shall be defined in the option grant agreements to be entered into with the respective beneficiaries.
Maturity: After the three-year period, counted from the respective vesting periods, after which they shall be automatically extinguished, without right to compensation.

Terms and Conditions of Program No. 2 of the IV Stock and/or Units Option Plan (“Program No. 2”) and Plan IV itself.
Approval Date of Program No. 2 of Plan IV: July 9, 2020;
Option issuance limit: The number of options to be acquired by the participants under Program No. 2 of Plan IV may represent a maximum dilution of up to four percent (4%) of the Bank's subscribed and paid-up capital stock Inter&Co, considering, in this total, the effect of the dilution arising from the exercise of all options granted and not exercised. The percentage described herein shall include all the Options Plans in effect.
Class of shares to be exercised: Each Acquired Option would entitle the Selected Participants to subscribe and/or acquire one (1) common share or one (1) preferred share issued by Banco Inter. As a result of the Reorganization EGM and the EGM for the Assumption of Plans and Programs, for every six (6) common and/or preferred shares issued by Banco Inter to which the beneficiary is entitled, one (1) Class A Share issued by Inter&Co shall be delivered, and for every two (2) units of Banco Inter to which the beneficiary is entitled, one (1) Class A Share shall be delivered.
Beneficiaries: Officers and directors and employees of the Bank. On July 9, 2020, the Board of Directors of the Bank approved the list of beneficiaries of Program No. 2 of Plan IV and the respective signatures of the option contracts to be entered into with said beneficiaries.
Vesting Periods: The Acquired Options shall become exercisable during the period of five (5) years, where:
(i)with respect to the grants approved by the Board of Directors of the Bank on July 9, 2020: (a) fifteen percent (15%) on each January 1, 2021, 2022, 2023, 2024, and forty percent (40%) on January 1, 2025, respectively; and
(ii)With respect to any other grants that may be approved by the Board of Directors of the Bank for new Selected Participants: twenty percent (15%) [sic] on each 1st, 2nd, 3rd, and 4th anniversary of the grant date, and 40% on the 5th anniversary of the grant date, or other terms approved by the Board of Directors, , as indicated in the Option Agreements that may be entered into with the Participants in question.
Maturity: The Acquired Options may be exercised within a up to three (3) years from the end of the last vesting period, after which they shall be considered automatically extinguished, with no right to compensation.
Terms and Conditions of Program No. 3 of the IV Stock and/or Units Option Plan ("Program No. 3" and, together with Program No. 1 and Program No. 2, the "Programs") and Plan IV itself.
Approval Date of Program No. 3 of Plan IV: January 31, 2022;
Option issuance limit: Program No. 3, together with the other Programs approved under Plan IV, may result in a maximum dilution of up to four percent (4%) of Inter&Co's capital stock.
Class of shares to be exercised: Each Acquired Option would entitle the selected participants to subscribe and/or acquire the equivalent to one Unit issued by the Bank (Inter BIDI 11 Depositary Receipt - formed by the set of 1 common share and 2 preferred shares). The common shares and/or preferred shares that make up the Units and will be subscribed and/or acquired through Program No. 3 may be delivered, at the Bank's discretion: (i) already grouped into Units, or (ii) initially not grouped so that the grouping into Units may be provided for at a later time. As a result of the Reorganization EGM and the EGM for the Assumption of Plans and Programs, for every six (6) common and/or preferred shares issued by Banco Inter to which the beneficiary is entitled, one (1) Class A Share issued by Inter&Co shall be delivered, and for every two (2) units of Banco Inter to which the beneficiary is entitled, one (1) Class A Share shall be delivered.
Beneficiaries: The persons approved by the Bank's Personnel Committee and nominated by the Bank's Board of Directors at the corresponding Board of Directors Meeting, on a list which is filed at the Bank's headquarters.
Vesting Periods: The Acquired Options shall become exercisable during the period of five (5) years, where:
(i)    fifteen percent (15%) on each December 1, 2022, 2023, 2024, and 2025; and
(ii)    40% on December 1, 2026.
Maturity: The Acquired Options may be exercised within a up to two (2) years from the end of the last vesting period, after which they shall be considered automatically extinguished, with no right to compensation.

Terms and Conditions of the 2022 Omnibus Plan.
2022 Omnibus Plan Approval Date: January 4, 2023;
Limit of available shares: The maximum number of shares available for awards under the 2022 Omnibus Incentive Plan is 10,028,988 Class A Shares of Inter & Co, which may consist, in whole or in part, of authorized but unissued Class A Shares, repurchased Class A Shares or Class A Shares held in treasury, as the Board of Directors determines in its sole discretion.
Class of shares to be exercised: Each option acquired will entitle the Selected Participants to subscribe and/or acquire one (1) Class A Share issued by Inter&Co.
Beneficiaries: All employees, non-employee Board Members, and consultants are eligible to be participants in the 2022 Omnibus Plan.
Vesting Periods: The Board of Directors may, at its sole discretion, establish vesting criteria, which may be based on the achievement of individual, business unit, or Inter & Co targets.
Maturity: The options to be granted under the 2022 Omnibus Plan will be exercisable at the times and under the conditions determined by the Board of Directors, on the terms set forth in the written document, approved by the Board of Directors, reflecting the terms of the award granted under the 2022 Omnibus Plan, (the "Grant Agreement"), except that the term will be a maximum of ten (10) years from the date of grant or such shorter period as may be provided for in the Grant Agreement.
a.Approval date and responsible body
On February 5, 2018, Banco Inter's shareholders approved the IV Banco Inter Preferred Stock Option Plan ("Plan IV"), intended for the Bank's officers and directors and employees. On February 6, 2018, the Bank's Board of Directors approved Program No. 1 of the IV Stock Options Plan and on July 9, 2020, the Board of Directors approved Program No. 2 of the IV Stock Option Plan and on January 31, 2022, Inter Bank's Board of Directors approved Program No. 3 of the IV Stock Option Plan.
On January 4, 2023. the Extraordinary Meeting of Shareholders of the Company approved the adoption by the Company of Plan IV and the Programs approved under the plan, to provide that the rights thereunder relate to the acquisition of Class A Shares issued by the Company, as well as mandated assumption by the Company of the obligations of Banco Inter under Plan IV.
On January 4, 2023, an Extraordinary Meeting of Shareholders of the Company approved the 2022 Omnibus Plan.
b.Maximum number of shares covered
(i)Plan IV: The number of options to be acquired by the participants under Plan IV may represent a maximum dilution of up to four percent (4%) of all the shares of the Bank's subscribed and paid-up capital stock as of February 5, 2018, considering, in this total, the effect of the dilution arising from the exercise of all options granted and not exercised. The percentage described herein shall include the Options Plans in effect.
a.Program I of Plan IV: The total number of options under Program No. 1 represents a maximum dilution of two point and six hundred percent (2.06%) of the Bank's subscribed and paid-in capital stock with a base date of February 6, 2018, considering the effect of the dilution arising from the exercise of all options granted and not exercised under Program No. 1.
b.Program II of Plan IV: Program No. 2, together with the other Programs approved under Plan IV, may result in a maximum dilution of up to four percent (4%) of Inter&Co's capital stock.
c.Program III of Plan IV: Program No. 3, together with the other Programs approved under Plan IV, may result in a maximum dilution of up to four percent (4%) of Inter&Co's capital stock.
(ii)2022 Omnibus Plan: The maximum number of shares available for awards under the 2022 Omnibus Incentive Plan is 10,028,988 Class A Shares of Inter & Co, which may consist, in whole or in part, of authorized but unissued Class A Shares, repurchased Class A Shares or Class A Shares held in treasury, as the Board of Directors determines in its sole discretion.

c.Maximum number of options to be granted
Each option secures the beneficiary the right to acquire one Class A Share issued by the Company. The number of options granted is linked to the dilution limit described above.
d.Conditions for the acquisition of shares
Stock options under Plan IV and the 2022 Omnibus Plan can only be exercised in accordance with the terms and conditions described in item "a" above.
e.Criteria for setting the acquisition or exercise price
With regard to Program No. 1 of Plan IV, the criteria used by the Bank to set the acquisition or exercise price of the stock options took into consideration the equity value of the preferred shares issued by the Bank, as defined during the respective grant dates for each plan and in Program No. 1.
In relation to Program No. 2 of Plan IV, the exercise price of the options to be paid upon the payment or acquisition of the respective common and/or preferred shares will be ten Brazilian Reais and seventy-five cents (R$ 10.75) per each common share or per preferred share, which is equivalent to dividing by 3 the average quotation result of the Units issued by the Bank (BIDI 11 - formed by the set of 1 common share and 2 preferred shares), as calculated at the closing of the last ninety (90) trading sessions of the special trading segment of B3, i.e., from March 2, 2020, to July 9, 2020 (inclusive), excluding dividends, i.e., excluding any amounts paid as dividends for such shares.
As a result of the Reorganization EGM and the EGM for the Assumption of Plans and Programs, for every six (6) common and/or preferred shares issued by Banco Inter to which the beneficiary is entitled, one (1) Class A Share issued by Inter&Co shall be delivered, and for every two (2) units of Banco Inter to which the beneficiary is entitled, one (1) Class A Share shall be delivered.
With regard to Program No. 3 of Plan IV, the exercise price will be R$15.50, equivalent to: (a) the average closing price of the Company's Class A Shares on the Nasdaq Global Select Market from June 23, 2022, to August 4, 2022, multiplied by (b) the average BRL/USD exchange rate per day from June 23, 2022, to August 4, 2022.
In connection with the 2022 Omnibus Plan, the exercise price for Class A Shares to be issued pursuant to the exercise of an option shall be the price determined by the Board of Directors and set forth in the Grant Agreement, but shall be subject to the following (i) The exercise price per share of common stock shall be the price determined by the Board of Directors, and if the exercise price per share of common stock is less than 100% of the fair market value on the grant date, it shall comply with all applicable laws, including Section 409A of the U.S. Internal Revenue Code of 1986; and (ii) notwithstanding the foregoing, options may be granted (or assumed) at a different exercise price per share than required above in connection with a merger or other corporate transaction.
f.Criteria for fixing the acquisition or exercise period
Plan IV has a division into annual installments and the existence of vesting periods, which incentivize the beneficiaries to commit to a constant appreciation of the Bank's shares in the short, medium, and long terms.
The options granted under the 2022 Omnibus Plan will be exercisable at the times and under the conditions determined by the Board of Directors under the 2022 Omnibus Plan.
g.Form of settlement
The exercise of the options for each tranche under Plan IV, by each beneficiary, must be performed by means of payment within 20 business days from the date the Bank learns of the beneficiary's interest in exercising the options, by means of (i) check payable to the Bank; (ii) bank transfer into an account indicated by the Bank; or (iii) any other form of payment allowed by the Bank and previously communicated to the beneficiary in writing.

The exercise of the options subject to the 2022 Omnibus Plan, by each beneficiary, shall be accomplished by (i) sending written notice in accordance with the terms of the beneficiary's Grant Agreement; (ii) payment in full of the Class A Shares with respect to which the option is exercised; and (iii) payment or arrangements for satisfaction of any tax withholding obligations.
h.Restrictions on the transfer of shares
(i)Plan IV: If the Bank is a closely-held corporation, i.e. if its shares are not traded on a stock exchange, the beneficiaries may only sell the shares within five (5) years after the signing of the respective option contracts entered into. If the Bank is a publicly traded company, beneficiaries who wish to sell their shares may do so in a stock exchange environment, subject to market conditions
a.Program 1 of Plan IV: the Shares acquired and/or subscribed as a result of the exercise of the Call Options related to the first grants approved by the Board of Directors on February 6, 2018, with respect to the first 20% vesting period, shall be subject to a trading restriction period of six (6) months from the date of its exercise ("Restricted Shares"). Additionally, if, notwithstanding the restrictions provided for, the selected participant, for any reason, disposes of his Restricted Shares without observing the limits and deadlines established, the other options provided for, even though they have not yet been exercised, shall be automatically cancelled, outright, regardless of prior notice or notification and without right to any compensation. With regard to any other grants by the Board of Directors under Plan IV and Program No. 1 there are no restrictions on the transfer of shares.
b.Program 2 of Plan IV: There are no other restrictions.
c.Program 3 of Plan IV: There are no other restrictions.
(ii)2022 Omnibus Plan: The Board of Directors will determine the terms and conditions to be applied, if any, to transfers of shares relating to any award granted under the 2022 Omnibus Plan.
i.Criteria and events that, when found, will cause suspension, modification, or termination of the plan
Plan IV will be administered by the Company's Board of Directors, which will have broad powers to take the necessary measures for its administration. In exercising its powers, the Board of Directors shall be strictly subject to the limits provided for by law, the applicable regulations, Plan IV, and the Company's Bylaws, as well as the guidelines of the general meeting of shareholders.
The following is incumbent upon the Board of Directors, among other obligations:
(i)the definition and approval of the beneficiaries, and of the conditions of the call options to be granted, as well as the modification of such conditions when necessary or convenient;
(ii)the definition of supplementary rules of Plan IV and reassessment of its terms and conditions, as applicable;
(iii)the analysis of exceptional cases related to Plan IV; and
(iv)change in or extinguishment of Plan IV, if it is in the Company's interest.
The Board of Directors, in the interest of the Company, and its shareholders, may revise the conditions of Plan IV, provided that the respective basic principles are not changed.
The 2022 Omnibus Plan may at any time be amended or terminated by the Board of Directors, but no such amendment or termination (other than an adjustment arising from changes in capitalization, merger, or other corporate transactions as set forth in the 2022 Omnibus Plan) may materially and adversely affect the rights of any participant under any outstanding award without his consent. The above statement does not restrict the ability of the Board of Directors to exercise its discretionary authority, which may be exercised without amendment to the 2022 Omnibus Plan. No provision of the terms of Section 19 of the 2022 Omnibus Plan shall apply to the extent that such provision would cause any tax to become due under Section 409A of the U.S. Internal Revenue Code of 1986. In addition, to the extent necessary and desirable to comply with applicable laws, the Company shall obtain the approval of the holders of Class A Shares with respect to any amendment to the 2022 Omnibus Plan, as necessary.

j.Effects of the exit of an officer or director from the Bank's bodies on his rights provided for in the share-based compensation plan
(i)Plan IV: In the event of discharge of the beneficiary, the rights granted to them under Plan IV and its Options Programs may be extinguished or modified:
If the beneficiary departs of his own free will, resigning from his employment or relinquishing his position as an officer or director or resigns due to retirement or resigns by means of dismissal without cause or removal from his position without violation of the duties and assignments of an officer or director: (a) the options not yet exercisable (that is, that have not passed the exercise period), on the date of his discharge, shall be automatically extinguished, as of right, regardless of prior notice or notification, and without any right to compensation; (b) the options already exercisable, on the date of his discharge, may be exercised within thirty (30) days from the date of discharge, after which they shall be automatically extinguished, as of right, regardless of prior notice or notification, and without any right to compensation.
If the beneficiary is discharged due to termination for cause or removal from office for violating the duties and assignments of an officer or director: all options already exercisable or not yet exercisable under the respective options agreement on the date of his termination shall be automatically forfeited, as of right, regardless of prior notice or notification, and without any right to compensation.
If the beneficiary suffers death or permanent disability: (i) the options not yet exercisable under the respective options agreement, on the date of his discharge, shall be automatically cancelled, as of right, regardless of prior notice or notification, and without any right to compensation; and (ii) the Options already exercisable under the respective options agreement, on the date of his death or permanent disability, may be exercised by the respective heirs and legal successors of the beneficiary in the event of death, or by his representatives in the case of permanent disability, within twelve (12) months as of the date of the event in question, after which they shall be automatically cancelled, as of right, regardless of prior notice or notification, and without any right to compensation, and the shares acquired and/or subscribed in such circumstances shall become automatically available for trading, subject to the applicable laws and regulations.
(ii)2022 Omnibus Plan: The Board of Directors, pursuant to the 2022 Omnibus Plan, will set forth in the Grant Agreement the terms and conditions upon which an option will remain exercisable, if any, after the termination of an optionholder’s Continuous Service Status (as defined in the 2022 Omnibus Plan), which provisions may be waived or modified by the Board of Directors at any time. To the extent that a Grant Agreement does not specify the terms and conditions upon which an Option will terminate upon the termination of an Optionholder’s Continuous Service Status, the following provisions will apply:
(a)General provisions. If the optionholder (or other person entitled to exercise the option) does not exercise the option to the extent entitled within the time specified below, the option will terminate and the Class A Shares underlying the unexercised portion of the option will revert to the 2022 Omnibus Plan. In no event may an option be exercised after expiration of the option's term as stated in the Grant Agreement.
(b)Termination other than by Disability or Death or for Fair Cause. In the event of termination of an optionholder’s Continuous Service Status other than under the circumstances set forth in (c) through (e) below, such optionholder may exercise any outstanding option at any time within thirty (30) days after such termination to the extent the optionholder has acquired the right to such option. The unexercised portion of any outstanding option held by such optionholder shall terminate immediately upon the end of the optionholder’s Continuous Service Status.
(c)Disability of the Optionholder. In the event of termination of an optionholder’s Continuous Service Status as a result of his Disability (as defined in the 2022 Omnibus Plan), such optionholder may exercise any outstanding option at any time within six (6) months after such termination to the extent the optionholder has become entitled to such option. The unexercised portion of any outstanding option held by such optionholder shall terminate immediately upon the end of the optionholder’s Continuous Service Status.

(d)Death of the Optionholder. In the event of the death of an optionholder during the period of Continuous Service Status since the date of grant of any outstanding option, or within thirty (30) days after termination of the optionholder's Continuous Service Status, the option may be exercised by any beneficiaries designated in the 2022 Omnibus Plan or, if there are no beneficiaries, by the optionholder's estate, or by a person who has acquired the right to exercise the option by will or inheritance, at any time within twelve (12) months after the date of death or, if earlier, on the date on which the optionholder's Continuous Service Status has terminated, but only to the extent that the optionholder has acquired the right to such option. The unexercised portion of any outstanding option held by such optionholder shall terminate immediately upon the end of the optionholder’s Continuous Service Status.
(e)Termination for Fair Cause. In the event of termination of an optionholder's Continuous Service Status for Fair Cause (as defined in the 2022 Omnibus Plan), any outstanding options (including any vested portion) held by such optionholder shall immediately terminate in its entirety upon the first notice to the optionholder of the termination of the optionholder's Continuous Service Status for Fair Cause (as defined in the 2022 Omnibus Plan). If the optionholder's Continuous Service Status is suspended pending an investigation into whether the optionholder's Continuous Service Status will be terminated for Fiar Cause, all of the optionholder's rights under any option, including the right to exercise the option, shall be suspended during the investigation period.

8.5. Stock-based compensation (Stock Options)
Not applicable, since in the last three fiscal years the Company had no share-based compensation plans in effect and, as of the date of this Reference Form, there are no expectations of new grants under the 2022 Omnibus Plan or Plan IV in the current fiscal year.

8.6. Stock option grant
Not applicable, since in the last three fiscal years the Company had no share-based compensation plans in effect and, as of the date of this Reference Form, there are no expected grants under the 2022 Omnibus Plan or new grants under Plan IV for the current fiscal year.

8.7. Open option
Not applicable, since in the last three (3) fiscal years the Company had no share-based compensation plans in effect.

8.8. Options exercised and shares delivered
Not applicable, since in the last three (3) fiscal years the Company had no share-based compensation plans in effect.

8.9. Share-based compensation, to be delivered to the beneficiaries
Not applicable, since in the last three fiscal years the Company had no share-based compensation plans in effect and as of the date of this Reference Form there are no expectations of new deliveries of shares under the 2022 Omnibus Plan or Plan IV occurring in the current fiscal year.

8.10. Options grant
Not applicable, since in the last three fiscal years the Company had no share-based compensation plans in effect and as of the date of this Reference Form there are no expectations of new deliveries/grants of shares under the 2022 Omnibus Plan or Plan IV occurring in the current fiscal year.

8.11. Shares delivered
Not applicable, since in the last three (3) fiscal years the Company had no share-based compensation plans in effect.

8.12.Share/option pricing
a.pricing model
With regard to Plan IV, the Company records the value of the grants of options granted to employees in the financial statements based on their fair value. The fair values of the programs were estimated based on the Black & Scholes option valuation model.
The Black & Scholes model consists of a mathematical model that aims to evaluate the fair price of stock options widely used by the market, involving different variables.
Regarding the 2022 Omnibus Plan, as it was approved on January 4, 2023, and there were no awards under the plan up to the date of approval of the Company's Financial Statements, there is no way to measure its effects on the date of this Reference Form.
b.Data and assumptions used in the pricing model, including the weighted average share price, weighted average share price [sic], exercise price, expected volatility, option life, expected dividends, and the risk-free interest rate
For Plan IV Programs I and II, the fair values were estimated based on the Black & Scholes option valuation model, considering the terms and conditions under which the options were granted and the related compensation expense is recognized over the vesting period:

	Plan IV Program I	Plan IV Program II

Exercise Price	R$ 1.80	R$ 21.50
Risk Factor Rate	9.97%	9.98%
Duration of the Fiscal Year (years)	7	7
Expected Annualized Volatility	64.28%	64.28%
Fair Value of Option at Date of Grant/Share	R$0.05	R$0.05
As for Plan IV Program III, fair value was estimated based on the Binomial model:

Plan IV Program III

Exercise Price	R$15.50
Risk Factor Rate	11.45%
Duration of the Fiscal Year (years)	7
Expected Annualized Volatility	38.81%
Fair Value of Option at Date of Grant/Share	R$4.08
c.Method used and assumptions made to incorporate the expected effects of early exercise
Regarding Plan IV, there is no chance of exercise before the options vest. Furthermore, in case of exercise after vesting before maturity, there would be no material effects on the Bank's capital.
Regarding the 2022 Omnibus Plan, as it was approved on January 4, 2023, and there were no awards under the plan up to the date of approval of the Company's Financial Statements, there is no way to measure its effects on the date of this Reference Form.

d.Manner for determining expected volatility
Exchange traded pairs (other banks) were selected, their respective volatilities were calculated, and the average volatilities were used to price the options. The expected volatility was calculated based on the grant date of the Plan IV options.
Regarding the 2022 Omnibus Plan, as it was approved on January 4, 2023, and there were no awards under the plan up to the date of approval of the Company's Financial Statements, there is no way to measure its effects on the date of this Reference Form.
e.Whether any other features of the option were incorporated into the measurement of its fair value
Regarding Plan IV, no other option characteristics were used to measure the fair value of their respective options.
Regarding the 2022 Omnibus Plan, as it was approved on January 4, 2023, and there were no awards under the plan up to the date of approval of the Company's Financial Statements, there is no way to measure its effects on the date of this Reference Form.

8.13. Shareholdings held by body
On December 31, 2022:

Body	Shares Ordinary	%
Board of Directors	515,904	0.128%
Executive Board	3,187,434	0.793%
Audit Committee	0	0%
To avoid duplicate payments, the marketable securities held by members of the Board of Directors who are also members of the Executive Board were disclosed only in the table of marketable securities held by members of the Board of Directors.

8.14. Pension plans
Not applicable, since the Company does not offer pension plans to the members of the board of directors and corporate officers of the Company.

8.15. Minimum, average, and maximum compensation
Justification for not filling in the chart
Not applicable, considering that in the fiscal years ending December 31, 2022, 2021, and 2020, the Company's officers and directors did not receive compensation directly borne by the Company.

8.16. Compensation/indemnity mechanisms
Not applicable, since, as of the date of this Reference Form, there are no contractual arrangements, insurance policies, or other instruments that structure compensation or indemnification mechanisms for officers and directors in the event of removal from office or retirement.

8.17. Percentage of related parties in the compensation
Not applicable, considering that in the fiscal years ending December 31, 2022, 2021, and 2020, the Company's officers and directors did not receive compensation directly borne by the Company.

8.18. Compensation - Other functions
Not applicable, since, in the last three (3) fiscal years and in the current fiscal year, the members of the Executive Board and the Board of Directors did not receive any compensation borne by the Company.

8.19. Compensation recognized by the controlling company/controlled company
In the current fiscal year, to make better use of the operational synergies of the controlled companies, the members of the Executive Board and the Board of Directors who hold positions at the Company have part of their compensation borne by the respective controlled companies where they work, as shown below:

Fiscal Year 2023	Board of Directors	Audit Committee	Executive Board	Total
Direct and indirect controllers	-	-	-	-
Controlled Companies of the Company	R$7,148,307	R$0	R$33,104,788	R$40,253,095
Companies under common control	-	-	-	-

8.20. Other material information
Information in addition to Item 8.2
The information in the Company's Financial Statements was prepared in accordance with the international accounting standards applicable to the Company (IFRS). As a result, the information presented in the Financial Statements regarding management compensation for the fiscal year ending December 31, 2022, refers to the consolidated amounts of all the companies making up the Company's economic group. For the fiscal year ending December 31, 2023, the Company expects to present both individual and consolidated figures.
In item 8.2 of this Reference Form the Company states the number of members of the board of directors and the audit committee. To this end, the number of members of each body was calculated in accordance with the terms of the CVM/SEP 2023 Annual Circular Letter, measuring the number of members in each month of the fiscal year, adding the result of all the months and dividing by the number of months of the fiscal year, thus obtaining an annual average of the number of members of the management bodies. In the last three fiscal years and in the current fiscal year the calculation of the members of the Company's Board of Directors and Executive Board was as follows:
Board of Executive Officers

2023
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	8.00	8.00
Feb	8.00	8.00
Mar	8.00	8.00
Abr	8.00	8.00
Mai	8.00	8.00
Jun	8.00	8.00
Jul	11.00	11.00
Aug	11.00	11.00
Sept	11.00	11.00
Oct	11.00	11.00
Nov	11.00	11.00
Dec	11.00	11.00
Total	114.00	114.00
Average	9.50	9.50

2022
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	3.00	0.00
Feb	3.00	0.00
Mar	3.00	0.00
Abr	3.00	0.00
Mai	3.00	0.00
Jun	7.00	0.00
Jul	7.00	0.00
Aug	7.00	0.00
Sept	7.00	0.00
Oct	7.00	0.00
Nov	7.00	0.00
Dec	7.00	0.00
Total	64.00	0.00
Average	5.33	0.00

2021
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	0.00	0.00
Feb	0.00	0.00
Mar	0.00	0.00
Abr	1.00	0.00
Mai	1.00	0.00
Jun	1.00	0.00
Jul	1.00	0.00
Aug	1.00	0.00
Sept	1.00	0.00
Oct	2.00	0.00
Nov	3.00	0.00
Dec	3.00	0.00
Total	14.00	0.00
Average	1.17	0.00

2020
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	0.00	0.00
Feb	0.00	0.00
Mar	0.00	0.00
Abr	0.00	0.00
Mai	0.00	0.00
Jun	0.00	0.00
Jul	0.00	0.00
Aug	0.00	0.00
Sept	0.00	0.00
Oct	0.00	0.00
Nov	0.00	0.00
Dec	0.00	0.00
Total	0.00	0.00
Average	0.00	0.00

Board of Directors

2023
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	10.00	10.00
Feb	10.00	10.00
Mar	10.00	10.00
Abr	10.00	10.00
Mai	10.00	10.00
Jun	11.00	11.00
Jul	11.00	11.00
Aug	11.00	11.00
Sept	12.00	12.00
Oct	12.00	12.00
Nov	12.00	12.00
Dec	12.00	12.00
Total	131.00	131.00
Average	10.92	10.92

2022
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	2.00	0.00
Feb	2.00	0.00
Mar	2.00	0.00
Abr	2.00	0.00
Mai	2.00	0.00
Jun	9.00	0.00
Jul	9.00	0.00
Aug	9.00	0.00
Sept	9.00	0.00
Oct	9.00	0.00
Nov	9.00	0.00
Dec	9.00	0.00
Total	73.00	0.00
Average	6.08	0.00

2021
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	1.00	0.00
Feb	1.00	0.00
Mar	1.00	0.00
Abr	1.00	0.00
Mai	1.00	0.00
Jun	1.00	0.00
Jul	1.00	0.00
Aug	1.00	0.00
Sept	1.00	0.00
Oct	3.00	0.00
Nov	2.00	0.00
Dec	2.00	0.00
Total	16.00	0.00
Average	1.33	0.00

2020
MONTH	No. MEMBERS	No. MEMBERS REMUNERATED

Jan	0.00	0.00
Feb	0.00	0.00
Mar	0.00	0.00
Abr	0.00	0.00
Mai	0.00	0.00
Jun	0.00	0.00
Jul	0.00	0.00
Aug	0.00	0.00
Sept	0.00	0.00
Oct	0.00	0.00
Nov	0.00	0.00
Dec	0.00	0.00
Total	0.00	0.00
Average	0.00	0.00

9. AUDITORS

9.1. / 9.2. Identification and remuneration
Regarding the independent auditors, please indicate:

Do you have an auditor?	YES
CVM Code	418-9
Name/Corporate Name	KPMG Auditores Independentes Ltda.
Individual / Legal entity	Legal Entity
CPF/CNPJ	57.755.217/0004-71
Date services engaged	10/25/2021
Start date of the services	December 31, 2021
Total amount of the independent auditors' remuneration, separated by services, in the last fiscal year, listing the fees related to auditing services and those related to any other services rendered.	Total amount: R$2,498.0 thousand net of tax effects, where (a) R$2,421.4 thousand are for auditing the financial statements for the fiscal year ending December 31, 2022, prepared in accordance with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB; and (b) R$76.5 thousand for other related services that are reasonably linked to the performance of the audit or review of our financial statements and not reported in the previous category. These services would include, but are not limited to: accounting consultations and audits in connection with acquisitions, reviews of internal controls, certification services that are not required by statute or regulation, and advice on financial accounting and reporting standards.
Justification for replacement	Not applicable.
Reason given by the auditor in the event of disagreement with the issuer's justification	Not applicable.

9.3. Conflict of Interest Policy
If the auditors or persons related to them, according to the independence rules of the Federal Accounting Board, have been hired by the issuer or people from its economic group, to render services other than auditing, describe the policy or procedures adopted by the issuer to avoid the existence of conflict of interest, loss of independence, or objectivity of its independent auditors
According to the Internal Rules of the Company's Board of Auditors, the Board of Auditors is responsible, among other duties, for supervising the activities of the independent auditors.
Such duties of the Company's Board of Auditors aim at evaluating (i) the independence of the independent auditors, (ii) the quality of the services provided, and (iii) the suitability of the provision of such services to the Company's needs, thus guiding the Company's Board of Directors with regard to the approval and hiring of the independent auditors.

9.4. Provide other information that the issuer deems relevant
Provide other information that the issuer deems relevant: Choice of independent auditors
As provided for in the Company's Bylaws, it is incumbent on the Board of Directors to choose and dismiss independent auditors.

10. HUMAN RESOURCES
10.1. Description of human resources
Describe the issuer's human resources, providing the following information:
a.    number of employees, total and by groups, based on the activity performed, geographical location, and diversity indicators, which, within each hierarchical level of the issuer, cover:4
The table below shows the number of employees on the dates indicated, broken down by self-declared gender identity and position.

Employees by Position and Self-Declared Gender Identity on 12/31/2022
	Female	Male	Non Binary	Other	Prefer not to answer
Leadership	221	407	0	0	0
Non-Leadership	1,458	1,985	0	0	0
Total	1,679	2,392	0	0	0
The table below shows the number of employees on the dates indicated, divided by position and self-declared color or race identity.

Employees by position and self-declared color or race identity on 12/31/2022
	Yellow	White	Black	Brown	Indigenous	Other	Prefer not to answer
Leadership	17	401	17	140	1	11	41
Non-Leadership	65	1,876	270	1,051	2	58	121
Total	82	2,277	287	1,191	3	69	162
The table below shows the number of employees on the dates indicated, broken down by position and age group.

Number of employees by position and age range on 12/31/2022
	Under 30 years	From 30 to 50 years	Over 50 years
Leadership	92	504	32
Non-Leadership	1,960	1,418	65
Total	2,052	1,922	97
The table below shows the number of employees on the dates indicated, broken down by position and geographical location.

Number of employees by position and geographic location on 12/31/2022
	North	Northeast	Midwest	Southeast	South	Abroad
Leadership	0	22	3	574	5	24
Non-Leadership	6	251	37	3,042	91	16
Total	6	273	40	3,616	96	40
4    The grouping of employees by diversity indicators should consider the hierarchical levels of these employees, according to the segmentation that the issuer deems most appropriate to portray its internal organization.

The table below shows the number of employees on the dates indicated, broken down by geographic location and gender.

Number of employees by geographic location and gender on 12/31/2022
	Female	Male	Non Binary	Other	Prefer not to answer
North	1	5	0	0	0
Northeast	51	222	0	0	0
Midwest	21	19	0	0	0
Southeast	1,565	2,051	0	0	0
South	22	74	0	0	0
Abroad	19	21	0	0	0
Total	1,679	2,392	0	0	0
The table below shows the number of employees on the dates indicated, broken down by geographic location and self-declared color or racial identity.

Employees by geographic location and self-declared identity of color or race on 12/31/2022
	Yellow	White	Black	Brown	Indigenous	Other	Prefer not to answer
North	0	3	0	3	0	0	0
Northeast	11	116	25	114	0	3	4
Midwest	0	23	4	9	0	0	4
Southeast	71	2,049	256	1,041	3	65	131
South	0	73	2	15	0	0	6
Abroad	0	13	0	9	0	1	17
Total	82	2,277	287	1,191	3	69	162
The table below shows the number of employees on the dates indicated, broken down by geographic location and age range.

Number of employees by geographic location and age range on 12/31/2022
	Under 30 years	From 30 to 50 years	Over 50 years
North	3	3	0
Northeast	132	141	0
Midwest	12	27	1
Southeast	1,861	1,668	87
South	40	56	0
Abroad	4	27	9
Total	2,052	1,922	97

b.    number of outsourced employees (total and by groups, based on activity performed and geographical location)
The Company does not have outsourced workers. The table below shows the number of outsourced employees of the Company's subsidiaries as of December 31, 2022, broken down by geographic location.

Outsourced Workers by Geographic Location
12/31/2022
Southeast	1,407
South	67
Northeast	881
Midwest	0
North	0
Abroad	0
Total	2,355
The table below shows the number of outsourced employees of the Company's subsidiaries as of December 31, 2022, broken down by activity.

Outsourced Workers by Activity
12/31/2022
Client experience	1,825
Technology	132
Collection	361
Administrative Services	17
Marketplace	20
Total	2,355
c.    turnover rate

Turnover rate
12/31/2022
Turnover Rate	2.3%

10.2. Material changes
Comment on any material change occurring with respect to the figures disclosed in item 10.1 above:
In the current fiscal year there were no material changes with respect to the number of employees and outsourced service providers of Banco Inter.

10.3. Employee compensation policies and practices
Describe the issuer's employee compensation policies and practices, stating:
a.    salary and variable compensation policy
Banco Inter adopts a salary practice that it believes is aligned with its organizational structure, as well as consistent with the practices adopted by other members of the Brazilian financial market.
Salary increases can be granted on an annual basis, as well as spontaneous merit bonuses that are intended to demonstrate recognition of its employees' performance.
Banco Inter also has a Profit Sharing Program, which includes its employees. Banco Inter also has its own Profit Sharing Program linked to the achievement of specific performance targets and whose payment is subject to the achievement of institutional targets by Inter itself.
b.    benefits policy
Banco Inter grants its employees the benefits provided for in the collective bargaining agreements entered into with the labor unions of the category. Additionally, Banco Inter offers voluntary benefits, such as: Health Plan, Dental Plan, Educational Allowance, and Group Life Insurance.
c.    characteristics of the share-based compensation plans for non-management employees, identifying: (i) beneficiary groups; (ii) conditions for exercise; (iii) exercise prices; (iv) exercise periods; (v) number of shares committed through the plan
The Company does not have a share-based compensation plan for employees who are not officers or directors.
d.    ratio between (i) the highest individual compensation (considering the composition of the compensation with all items described in item 8.2.d) recognized in the issuer's income in the last fiscal year, including the compensation of the corporate officers, if applicable; and (ii) the median individual compensation of the issuer's employees in Brazil, disregarding the highest individual compensation, as recognized in its income in the last fiscal year
The ratio between the highest individual compensation (considering the composition of the compensation with all the items described in section 8.2.d) recognized in the Company's income in the last fiscal year, and (ii) the median individual compensation of the issuer's employees in Brazil, disregarding the highest individual compensation, as recognized in its income in the last fiscal year, corresponded to 47.02 on December 31, 2022.*
*    Given that the Company has no contract employees, the following subsidiaries of the Company were considered for the purposes of calculating the median individual compensation of the issuer's employees in Brazil: Banco Inter S.A, Inter Digital Corretora e Consultoria de Seguros Ltda, Inter Distribuidora de Títulos e Valores Mobiliários Ltda, Inter Marketplace Intermediação de Negócios e Serviços Ltda, Inter Asset Gestão de Recursos Ltda, Acerto Cobrança e Informações Cadastrais S.A, Inter Food S.A, Inter Café Ltda, Inter Boutiques Ltda, IM Designs Desenvolvimento de Software S.A, Usend Tecnologia e Serviços Financeiros Ltda

10.4. Relations between issuer and labor unions
Describe the relations between the issuer and labor unions, indicating whether there were work stoppages and strikes in the last 3 fiscal years
The relations between Banco Inter and the labor unions of the category are based on partnership, respect, and transparency, aiming to align the guidelines and contract provisions that involve its employees. All the company's employees, nationwide, are supported by collective bargaining agreements that guarantee rights beyond those granted by the labor legislation.
There have been no stoppages or strikes by Banco Inter employees in the last three (3) fiscal years.

10.5. Other material information
There is no other information considered material besides that disclosed in the prior items.

11. TRANSACTIONS WITH RELATED PARTIES
11.1. Policy rules and practices
Describe the issuer's rules, policies, and practices regarding transactions with related parties, as defined by the accounting rules that address this matter, therein indicating, if there is a formal policy adopted by the issuer, the body responsible for approval, date of approval, and, if the issuer discloses the policy, locations on the world wide web where the document may be reviewed
The Company has a policy on transactions with related parties approved by the Board of Auditors of Inter & Co on February 17, 2023, by the Board of Directors of Inter & Co on January 31, 2023, and updated on February 14, 2023, and published both in the company's internal standards management system - Click Compliance - and on the world wide web, for review by the external public on the CVM website (www.gov.br/cvm), on the B3 website (www.b3.com.br), and on the Banco Inter website (https://ri.bancointer.com.br/governanca-corporativa/estatutos-e-politicas/ ).
("Inter&Co"), Banco Inter S.A. ("Banco Inter"), its affiliates and subsidiaries (together with Inter&Co and Banco Inter, the "Inter Group"), and the respective employees in Inter Group transactions involving Related Parties follow guidelines to ensure that all decisions involving such transactions are made in a manner that guarantees the transparency and integrity of the acts performed, faithful compliance with applicable laws and regulations, and the best practices of corporate governance.
The process of identification and control of the Related-Party relationship is carried out by the Compliance team, based on the Corporate Governance team's provision of corporate information and information on the officers and directors of the companies that make up the Inter Group.
Annually, Compliance requests that related parties fill out the Related Party Information Update Form. Nevertheless, the Related Parties already identified must inform Compliance, fully and at any time, of any change in the information previously provided.
Records of Related Parties are kept for at least five (5) years after the date on which each party ceases to be considered a Related Party.  During the supplier procurement process, the Purchasing team checks whether any party involved fits within the definitions of Related Parties. In the event of classification within this definition, the transaction is submitted to the Compliance team for evaluation.
The credit operations carried out with Related Parties are submitted to the review and approval of the Inter Group's management bodies, as follows:
- In the case of Related Party Transactions, in general, Inter&Co:
Inter&Co Related Party Transactions may be reviewed by members of the Board of Auditors who have no conflict of interest, and may express an opinion only on contractual conditions and/or the deal itself.
The risk board is responsible for deciding on approval (or rejection) of the Related-Party Transactions submitted for its review, observing the scopes and guidelines set forth in the Related Party Transaction Policy.
When necessary, the governance team is responsible for including approval of Related Party Transactions on the agenda of Inter&Co's Board of Auditors.
If applicable, according to CVM regulations, the disclosure of related-party transactions to the market is done by the Investor Relations team.
The Controller's Office is the area responsible for compiling the information received by other areas of the institution and for the disclosure of related parties in the financial statements in accordance with standard CPC 05 (R1) - IAS 24.).

11.2. Transactions with related parties
With the exception of operations that fall under the scenarios of article 3, II, "a", "b”, and "c" of Exhibit F, state, with respect to transactions with related parties that, according to the accounting standards, must be disclosed in the individual or consolidated financial statements of the issuer and that have been entered into in the last fiscal year or are effective in the current fiscal year:

Name of related Parties:	Stone Pagamentos S.A.
Transaction Date:	12/31/2022
Amount involved in the deal (Brazilian Reais)	117,175,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	Yes
Interest rate charged (%)	The average applied rate is about 0.5% per month in conjunction with 110% to 120% of the monthly CDI.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Refer to working capital transactions
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Working Capital
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Arena Vencer Complexo Esportivo Multiuso SPE Ltda
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	52,200,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	2 to 111 months
Loan or other type of debt	Yes
Interest rate charged (%)	The average applied rate is about 0.5% per month in conjunction with 110% to 120% of the monthly CDI.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Refer to working capital transactions
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Working Capital
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Log Commercial Properties e Participação S/A
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	79,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	Yes
Interest rate charged (%)	The average applied rate is about 0.5% per month in conjunction with 110% to 120% of the monthly CDI.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Refer to working capital transactions
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Working Capital
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	MRV Engenharia e Participação S/A
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	277,686,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" transactions
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Conedi Participações LTDA
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	54,331,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to the purchase of trade receivables from suppliers of the related party, characterized as "drawn risk" transactions
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Conedi Participações LTDA
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	14,641,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to the advance/transfer of trade receivables of the related party, where the risk is linked to the customers of that company.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Advance / assignment of trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	MRV Engenharia e Participação S/A
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	80,057,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to the advance/transfer of trade receivables of the related party, where the risk is linked to the customers of that company.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Advance / assignment of trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Radio Itatiaia LTDA
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	5,626,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to the advance/transfer of trade receivables of the related party, where the risk is linked to the customers of that company.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Advance / assignment of trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Urba Desenvolvimento Urbano S.A.
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	14,226,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to the advance/transfer of trade receivables of the related party, where the risk is linked to the customers of that company.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Advance / assignment of trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Other
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	27,783,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Not applicable
Loan or other type of debt	Not applicable
Interest rate charged (%)	Not applicable
Relationship with the issuer	Inter is controlled directly by Inter Holding financeira S.A, and indirectly by Inter & Co.
Subject matter of the contract	These refer to scattered balances, which are not material for opening.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Other
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	Inter Group companies and their related parties were carried out at usual market values, rates, and terms, under market conditions, thus not generating any benefit or loss for the parties involved.

Name of related Parties:	Other
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	83,556,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Not applicable
Loan or other type of debt	Not applicable
Interest rate charged (%)	Not applicable
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to scattered balances, which are not material for opening.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Other
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	Inter Group companies and their related parties were carried out at usual market values, rates, and terms, under market conditions, thus not generating any benefit or loss for the parties involved.

Name of related Parties:	Granito soluções em pagamentos S.A.
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	572,111,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Entities directly controlled by Inter
Subject matter of the contract	These refer to the advance/transfer of trade receivables of the related party, where the risk is linked to the customers of that company.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Advance / assignment of trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Stone Pagamentos S.A.
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	1,228,551,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	3 to 61 months
Loan or other type of debt	No
Interest rate charged (%)	Average rate between 48% to 36% p.a.
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	These refer to the advance/transfer of trade receivables of the related party, where the risk is linked to the customers of that company.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Advance / assignment of trade receivables
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
The rates and terms agreed upon are similar to the transactions carried out with third parties, therefore not generating any benefit or loss between the Inter Group companies and their related parties.

Name of related Parties:	Urba Desenvolvimento Urbano S.A.
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	8,150,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Average term of 16 to 20 months
Loan or other type of debt	No
Interest rate charged (%)	Average rates from 99% to 102% of the CDI
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Securities are composed of post-fixed CDB's and LCI's
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Post-fixed CDB's and LCI's
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
They are usually remunerated with rates and terms similar to the transactions carried out with third parties, and therefore do not generate any benefits or losses among the Inter Group companies and their related parties.

Name of related Parties:	Log Commercial Properties E Participações S/A
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	29,826,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Average term of 16 to 20 months
Loan or other type of debt	No
Interest rate charged (%)	Average rates from 99% to 102% of the CDI
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Securities are composed of post-fixed CDB's and LCI's
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Post-fixed CDB's and LCI's
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
They are usually remunerated with rates and terms similar to the transactions carried out with third parties, and therefore do not generate any benefits or losses among the Inter Group companies and their related parties.

Name of related Parties:	Conedi Participações Ltda
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	7,107,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Average term of 16 to 20 months
Loan or other type of debt	No
Interest rate charged (%)	Average rates from 99% to 102% of the CDI
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Securities are composed of post-fixed CDB's and LCI's
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Post-fixed CDB's and LCI's
Contractual position of the issuer	Debtor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:
They are usually remunerated with rates and terms similar to the transactions carried out with third parties, and therefore do not generate any benefits or losses among the Inter Group companies and their related parties.

Name of related Parties:	Novus Midia S.A.
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	1,768,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Not applicable
Loan or other type of debt	No
Interest rate charged (%)	Not applicable
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Demand Deposit
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Current Account
Contractual position of the issuer	Creditor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	Not applicable

Name of related Parties:	Ong Movimento Bem Maior
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	2,961,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Not applicable
Loan or other type of debt	No
Interest rate charged (%)	Not applicable
Relationship with the issuer	Any immediate family members of key management personnel or companies controlled by them
Subject matter of the contract	Demand Deposit
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Current Account
Contractual position of the issuer	Creditor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	Not applicable

Name of related Parties:	Other
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	1,350,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Not applicable
Loan or other type of debt	Not applicable
Interest rate charged (%)	Not applicable
Relationship with the issuer	Inter is controlled directly by Inter Holding financeira S.A, and indirectly by Inter & Co.
Subject matter of the contract	These refer to scattered balances, which are not material for opening.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Current Account
Contractual position of the issuer	Creditor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	Not applicable

Name of related Parties:	Other
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	7,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Not applicable
Loan or other type of debt	Not applicable
Interest rate charged (%)	Not applicable
Relationship with the issuer	Entities directly controlled by Banco Inter
Subject matter of the contract	These refer to scattered balances, which are not material for opening.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Current Account
Contractual position of the issuer	Creditor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	Not applicable

Name of related Parties:	Other
Transaction Date:	12/31/2022
Amount involved in the deal (in Brazilian Reais)	5,595,000.00
Existing balance	Not applicable
Amount corresponding to the interest of such related party in the deal, if it is possible to ascertain	Not applicable
Duration	Not applicable
Loan or other type of debt	Not applicable
Interest rate charged (%)	Not applicable
Relationship with the issuer	Inter is controlled directly by Inter Holding financeira S.A, and indirectly by Inter & Co.
Subject matter of the contract	These refer to scattered balances, which are not material for opening.
Related guarantees and insurance	Not applicable
Termination or extinguishment	Not applicable
Nature and reasons for the transaction	Current Account
Contractual position of the issuer	Creditor
Measures taken to address conflicts of interest:
Related party transactions are subject to the approval: (a) of the members of Inter&Co's Board of Directors, who have no conflict of interest, for transactions involving amounts in excess of forty million Brazilian Reais (R$40,000,000.00); and (b) any non-conflicted Vice-Chairman, in conjunction with Banco Inter's Chief Risk Officer, for transactions up to forty million Brazilian Reais (R$40,000,000.00) carried out by Banco Inter or its subsidiaries. The Board of Auditors members who do not have conflicts of interest have the authority to review, request clarification, and take action regarding transactions with related parties.
The second and third line areas evaluate the effectiveness of the process.

Demonstration of the strictly arm's length nature of the conditions agreed upon or the payment of appropriate compensation:	Not applicable

11.3. Other material information
Provide other information that the issuer deems relevant
There is no other information considered material besides that disclosed in the prior items.

12. CAPITAL STOCK AND SECURITIES
12.1. Information on capital stock

Date of authorization or approval	Capital value (Brazilian Reais)	Deadline for payment	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Type of capital	Capital Issued
06/20/2022	269,295.00	-	401,873,146	-	401,873,146
Type of capital	Subscribed Capital
06/20/2022	269,295.00	-	401,873,146	-	401,873,146
Type of capital	Paid-in Capital
06/20/2022	269,295.00	-	401,873,146	-	401,873,146
Type of capital	Authorized Capital
05/19/2022	-	-	-	-	20,000,000,000
Other securities convertible into shares.

Title	N.A.
Conditions for conversion	N.A.

12.2. Foreign issuers - Rights and rules
The Company is an exempted limited liability company incorporated under the laws of the Cayman Islands. The rights of shareholders are therefore governed by the laws of the Cayman Islands and the Company's Memorandum and Articles of Association and also by the applicable capital market laws of the United States due to the listing of the Company's Class A Common Shares on Nasdaq.

Type of shares or CDA	Common Shares
Right to dividends	Shareholders holding Class A Common Shares and Class B Common Shares will be entitled to receive equal dividends in proportion to their holdings in the Company. As of the date of this Reference Form the Company has not adopted a formal dividend policy. The Company's Board of Directors has decided that a dividend policy is not necessary because all dividend rules are in the Company's Memorandum and Articles of Association. Subject to the laws of the Cayman Islands, our shareholders may, by resolution passed by a simple majority vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders, but no dividend shall be declared in excess of the amount recommended by the Board of Directors. The Board of Directors can also declare dividends. Dividends can be declared and paid out of funds legally available to the Company. Except as otherwise provided for by the rights attaching to the shares and by the Memorandum and Articles of Association of the Company, all dividends shall be paid in proportion to the number of Class A Common Shares and/or Class B Common Shares a shareholder holds on the date on which the dividend is declared (or such other date as may be defined as a base date under the resolution by which such dividend is declared). For more information see item 12.9 of this Reference Form.
Right to vote	Each Class B Share entitles its holder to 10 votes at the Company's general meetings, while one Class A Share entitles its holder to one vote at the Company's general meetings. For more information see item 12.9 of this Reference Form.
Convertibility	Yes. Each Class B Share may be converted into one Class A Share: (i) upon delivery by the holder of a notice to the Company at its registered office in the manner described in its Memorandum and Articles of Association; or (ii) automatically upon any transfer of Class B Shares, whether or not for consideration, except for certain limited transfers described in the Company's Memorandum and Articles of Association. Such transfers include transfers to affiliates, one or more trustees of a trust established for the benefit of the shareholder or its affiliates, and partnerships, companies, and other entities owned or controlled by the shareholder or its affiliates, as well as to an unaffiliated entity that agrees in writing to make a public offering or exchange offer to all holders of Class A Common Shares in accordance with the tag-along rights contained in the Company's Memorandum and Articles of Association. For more information about tag-along rights, see item 12.9 of this Reference Form.
Right to repayment of capital	Yes
Description of refund characteristics	If the Company is dissolved, the liquidator may, with the passing of a special resolution and any other approval required by applicable law, divide among the shareholders in kind all or part of the assets of the Company and may, for this purpose, evaluate any assets and determine how the division shall be carried out among the shareholders or different classes of shareholders. The liquidator may, with the same approval, assign all or part of the assets to the trustees in such funds for the benefit of the shareholders as the receiver may determine with the same approval, but no shareholder shall be required to accept any assets on which there is a liability.

Right to participate in a public offerings for the sale of control	Yes. The Memorandum and Articles of Association of the Company provide that, subject to certain exceptions, if, in one or a series of transactions, (i) the controlling shareholder transfers Common Shares (as defined in the Memorandum and Articles of Association) representing Voting Control (as defined in the Memorandum and Articles of Association) to a person or group of persons acting in concert, or (ii) the controlling shareholder transfers all or a portion of its Common Shares to a person or group of persons acting in concert and such person or group of persons obtains Voting Control within 12 months of acquiring the Common Shares from the controlling shareholder or receiving payment by the controlling shareholder (that person or group of persons acting in concert described in (i) or (ii), the "new controlling shareholder"), the new controlling shareholder shall make a public offer, or exchange offer (the "Offer") to all holders of Class A Common Shares pursuant to which holders of Class A Common Shares shall have the right to elect to receive a price for each Class A Common Share (Class A Shares) equal to the weighted average price per share paid by the new controlling shareholder for the acquisition of Common Shares of the controlling shareholder during the 12-month period prior to the acquisition of control by the new controlling shareholder. For more information in this regard, see item 12.9 of this Reference Form.
Restriction on circulation
Subject to any applicable restrictions set forth in the Memorandum and Articles of Association or applicable law, any of our shareholders may transfer all or any of their Class A Common Shares by means of an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or any other form approved by the Board of Directors of the Company.

The Class A Shares are traded on Nasdaq in book-entry form and can be transferred in accordance with our Memorandum and Articles of Association and the rules and regulations of Nasdaq.
Upon conversion of Class B Shares to Class A Shares, the resulting Class A Shares may be transferred, subject to any restrictions under applicable law.

Conditions for changing the rights secured by such securities	The amendment or inclusion of any articles in the Memorandum and Articles of Association, including, therefore, changes in shareholders' rights, must be done by means of a special resolution of the shareholders.
Possibility of redemption of shares	None.
Scenario for redemption and formula for calculating the redemption value	Not applicable.
Scenarios for cancellation of registration, as well as the rights of the holders of securities in this situation	The Company may decide to voluntarily delist its Nasdaq Class A Common Shares from Nasdaq and from registration under the Securities Exchange Act of 1934, subject to the requirements under the rules and regulations for voluntary delisting and deregistering of securities established by Nasdaq and the SEC. If the Class A Shares are delisted on Nasdaq, the BDR program will also have to be cancelled. In relation to BDRs, the Company may request cancellation of its listing with B3, in accordance with the rules established for the discontinuation of the BDR program by B3 and the Issuer's Manual.

Scenarios in which holders of securities will have preemptive rights to subscribe for shares, equity-backed securities, or securities convertible into shares, as well as the respective conditions for exercising this right, or cases in which this right is not guaranteed, if applicable
Holders of Class B Common Shares are entitled to maintain pro rata share and voting power in the event that additional Class A Common Shares are issued. Accordingly, subject to certain exceptions, if the Company intends to issue additional Class A Shares, it must first make an offer to each holder of Class B Shares to issue to such holder on the same economic terms the number of Class B Shares so as to ensure that the proportion in par value of the Common Shares issued held by such holder as Class B Shares following the issuance of new Class A Shares will be as close as possible to the proportion in par value of the Common Shares issued held by such holder as Class B Shares prior to such issuance.
This right to maintain a proportional shareholding does not apply: (i) with respect to fractions of rounded shares; (ii) shares that have been subject to another form of liquidation; (iii) shares that have been sold at the discretion of the Company's Board of Directors; or (iv) if, in connection with the making of an offer to a holder of Class B Shares, the Board of Directors of the Company assesses that the maintenance of such right would pose legal or practical problems under applicable securities laws and/or the regulations or requirements of any applicable regulatory body or stock exchange, and that in such event it would be necessary or expedient in the interests of the Company to exclude such right, and, in any event, provided that the holders of two-thirds (2/3) of the Class B Shares consent in writing to the issuance by our Board of Directors of Class A Shares against payment in cash without such offer to the holders of Class B Shares being made.
In addition, pursuant to the Company's Memorandum and Articles of Association, preemptive rights shall be deemed waived to the extent that a holder of Class B Common Shares fails to exercise such rights within the time period set forth in the offer made by the Company to such holder of Class B Common Shares, which time period shall be at least 30 days from the date on which the offer is deemed received by such holder.

Other Material Characteristics	The information described in this table is applicable to both Class A Shares and Class B Shares, as the case may be. The BDRs issued by the Company are backed by Class A Shares. For more information about the rules applicable to Common Shares see item 12.9 of this Reference Form.

12.3 / 12.7. Securities Issued in Brazil and Abroad
Justification for not filling in the chart
As of the date of this Reference Form, there are no other securities issued in Brazil or abroad.

12.4. Number of security holders
Justification for not filling in the chart
As of the date of this Reference Form, there are no other securities issued in Brazil.

12.5. Trading Markets in Brazil
The BDRs representing the Company's Class A common shares are admitted for trading and listed on the basic segment of B3 S.A. - Brasil, Bolsa, Balcão.

12.6. Trading in foreign markets

Security	Class A Common Shares
Trading Country:	United States
Administering Entity:	Nasdaq Stock Market
Listing Start Date:	12/16/2021
Trading Segment:	No
Proportion of Certificates of Deposit Abroad:	No
Custodian Bank:	Banco Bradesco S.A.
Custodian Institution:	The Bank of New York Mellon
Identification of security:	INTR
Security Market:	Nasdaq Stock Market
Issuance Date:	12/16/2021
Percentage:	13.206%

12.8. Allocation of funds from public offerings
Justification for not filling in the chart
The Company has not made a public offering of securities since its incorporation.

12.9. Other material information
Rules of the home country and the country in which the securities are held in custody
Inter & Co is a company incorporated in the Cayman Islands, and is therefore subject to the corporate law of that country (Cayman Companies Act). The rights of holders of shares issued by Inter are governed by the laws of the Cayman Islands, as well as by certain rules and regulations of the securities exchanges on which such shares are traded, while the rights of holders of BDRs, representing fractions of Class A common shares issued by Inter, are governed by the laws and regulations of Brazil.
The items below indicate some differences between the regulatory structure for companies incorporated in Brazil and companies incorporated in the Cayman Islands.
Restrictions imposed on the exercise of voting and economic rights
•Voting Rights
Inter's Memorandum and Articles of Association states that each Class A common share entitles its holder to one vote at the shareholders' meeting, while each Class B common share entitles its holder to ten votes at the shareholders' meeting.
Each BDR will confer on its holder all rights and benefits proportional to the percentage of Class A common stock it represents, except that BDR holders are not our shareholders and the exercise of the rights conferred on BDR holders is subject to the terms and conditions set forth in the Deposit Agreement. As a result, BDR holders will not be entitled to attend Inter's general meetings of shareholders.
If holders of Class A Common Stock are offered any rights to subscribe for additional shares or any other rights, the same rights will be offered to BDR holders through the Custodian, who will exercise these rights directly or indirectly on behalf of BDR holders who instruct the Custodian to do so. The BDR holder is free to exercise or trade such rights, subject to applicable law.
•Economic Rights
Corporations incorporated in Brazil under the Brazilian Corporations Law are required to distribute a minimum dividend to shareholders each year, which cannot be less than a certain percentage of the net income for the fiscal year as established in the Company's bylaws, which percentage will be considered as 25% if the bylaws do not expressly mention a different percentage, after 5% of the profits have been allocated to the legal reserve, unless such distribution of dividends is suspended by a decision of the shareholders at their ordinary general meeting based on a management report indicating that such distribution would be incompatible with the financial condition of the respective company at that time.
However, because Inter is governed by the laws of the Cayman Islands and its Memorandum and Articles of Association, it is not required to pay a minimum mandatory dividend to its shareholders, and there is no established frequency for dividend distribution. Net income, at the discretion of the Board of Directors, may be capitalized, used to offset losses, or retained, and may not be available for the payment of dividends.
The payment of dividends is approved at an ordinary meeting, whenever the Company's Management deems it appropriate. The Company may not distribute dividends if it is unable to meet its monetary obligations assumed in the normal course of its business or if any distribution results in such inability.
•Restrictions on the circulation and transfer of securities
The Company's Class A common shares are traded on Nasdaq in book-entry form and may be transferred pursuant to its Memorandum and Articles of Association and the rules and regulations of the aforementioned stock exchange. Subject to any applicable restrictions set forth in the Memorandum and Articles of Association, shareholders of the Company may transfer some or all of the shares of common stock held by them by means of a common stock transfer instrument or in a form determined by Nasdaq, or any other form approved by the Board of Directors.

With regard to BDRs, the BDR registration book will record the total number of BDRs issued in the name of the B3 Central Depository, the trustee of the BDRs. The BDRs will be held and blocked in a custody account with the B3 Central Depository and held for trading at B3 after the Offering. Therefore, transfers of BDRs outside of the B3 OTC market will not be admitted, nor will transfers of BDRs made in any private transaction market that is not B3, nor in any clearinghouse that is not B3's central depository. Any transfer of BDRs will be conducted through securities brokers or other institutions authorized to operate at B3. Ownership of the BDRs is determined by the entry of the beneficial holder's name in the records of the B3 central depository, and evidenced by the custody account statement issued by the B3 central depository. The B3 central depositary will report the BDR holders' names to the BDR Depositary.
•Other issues of interest to investors
The Company is a foreign corporation, existing under the laws of the Cayman Islands, and consequently its activities are governed by its Memorandum and Articles of Association and the laws of the Cayman Islands. The rights and obligations of shareholders, including the right to take action against the officers and directors of the Company and the liability of officers and directors to the Company are largely governed by the laws of the Cayman Islands.
The Company is also subject to the regulation of the Securities and Exchange Commission (SEC) and the listing rules of Nasdaq, where its class A common shares are listed. However, because it is currently considered a foreign private issuer, (i) the Company is subject to reduced disclosure requirements and rules compared to those applicable to domestic issuers in the United States, and (ii) it is permitted to benefit from waivers of governance requirements determined by Nasdaq, such as having a majority of independent members on the Board of Directors, having a compensation committee composed only of independent members of the Board of Directors, and that the appointment of members of the Board of Directors be made by a majority of independent members or by a nominating committee.
Thus, the rights of the Company's shareholders, and consequently the holders of BDRs, and the liability of management may be significantly different from the rights that shareholders had as shareholders of Banco Inter, a Brazilian company subject to the Brazilian Corporations Law, the CVM regulations, and the listing rules of Level 2 of the B3, and the fiduciary duties and obligations imposed on management under Brazilian law.
Further, the CVM's power of inspection and sanction in relation to the conduct of officers and directors of a foreign issuer, like the Company, is limited, in comparison to the corporate officers of Brazilian public companies, like Banco Inter, including not being charged with investigating deviations of conduct, such as non-compliance with fiduciary duties, making it difficult to effectively execute its standards and decisions.
See risk factors "Inter & Co is a foreign company incorporated under the laws of the Cayman Islands and therefore is not under the full jurisdiction of the CVM." and "In the event trading of the majority of the Company's issued shares is not concentrated on Nasdaq and the Company's assets remain concentrated in Brazil, the foreign regulator and self-regulator may not have sufficient incentives for oversight of the Company.”, in section 4.1a) of this Reference Form.
•Rules applicable to takeover and tag along offers
Pursuant to its Memorandum and Articles of Association, the new controlling shareholder shall commence the Offer (as defined in item 12.2 above) within 30 days after completion of the acquisition of Voting Control; or, further, in the event that any additional registration or approval by the SEC or other securities regulator or stock exchange shall be required by any laws or regulations applicable to the transaction in connection with such Offer (as defined in item 12.2 above), the new controlling shareholder shall obtain such applicable registrations and/or approvals within 30 days after the acquisition of Voting Control of the Company and ensure that the Offer (as defined in item 12.2 above) is commenced as soon as reasonably practicable thereafter.
Notwithstanding anything to the contrary, the obligation to make an Offer will not apply:
• if the transfer of Voting Control or the transfer of all or part of the Common Shares of the controlling shareholder occurs as a result of (i) a public offering, (ii) a business combination, (iii) a public offering or exchange offer conducted by a third party and addressed to all holders of Class A Common Shares, or (iv) market transactions conducted on stock exchanges;
• in connection with any transfer to Affiliates (as defined in the Memorandum and Articles of Association), heirs, or successors of the controlling shareholder;

• in connection with any transfer to one or more trustees of a trust established for the benefit of the controlling shareholder or an affiliate of the controlling shareholder;
• in connection with any transfer to a partnership, company, or other entity owned or controlled exclusively by the controlling shareholder or an affiliate of the controlling shareholder; or
• in connection with any transfer to organizations exempt from taxation under Section 501(3)(c) of the Internal Revenue Code of 1986, as amended (or any successor thereto).
For purposes of tag-along rights, "controlling shareholder" means the shareholder or group of shareholders holding Voting Control and "Voting Control" means the ownership, direct or indirect, of shares that hold more than fifty percent (50%) of the Company's voting power.
Provide other information that the issuer deems relevant:
At the Annual and Extraordinary General Meeting, subject to determination of the effective date by the Board of Directors, the shareholders approved the amendment to the Company's capital stock (the "Authorized Capital Stock Amendment"):
(i)    from US$50,000.00 divided into 20,000,000,000 shares of a par value of US$0.0000025 each, comprising (i) 10,000,000,000 Class A Common Shares; (ii) 5,000,000,000 Class B Common Shares; and (iii) 5,000,000,000 shares, regardless of class (no matter what they are called), with the rights stipulated by the Board of Directors, pursuant to Article 4 of the Company's Bylaws;
(ii)    to US$52,500.00 divided into 7,000,000,000 shares of a unit par value of US$0.0000075 each, comprising (i) 3,500,000,000 Class A Common Shares; (ii) 1,750,000,000 Class B Common Shares; and (iii) 1,750,000,000 shares, regardless of class (no matter what they are called), with the rights stipulated by the Board of Directors, pursuant to Article 4 of the Company's Bylaws;
(iii)    by means:
(A)    of the reverse stock split of all shares, of all classes (designated or unnamed), already issued or only authorized, with a par value of $0.0000025 per unit, by a factor of 3; and
(B)    of creation of 333,333,333,333.3333333 shares with a par value of $0.0000075 each, of which (I) 166,666,666,666667 will be designated Class A Common Shares; (II) 83,333,333.3333333 will be designated Class B Common Shares; and (III) 83,333,333.3333333 will be undesignated shares.
The reverse stock split and the Amendment of the Authorized Capital Stock will only be effective on a date to be established in the future by the Company's Board of Directors (the "Effective Date").
When it is determined by the Board of Directors, the reverse split will be reflected in all the Company's shares (issued or just authorized) in such a way that every third share of the same class is combined into one. On the other hand, the reverse split will not be reflected in the BDRs backed by the Company's Class A Common Shares. Thus, as of the moment the reverse split occurs, each Class A Common Share will be the basis for three (3) BDRs, and BDR holders will need to hold three (3) BDRs to request cancellation thereof and receive one (1) Class A Common Share.
The change in the parity ratio of Class A Common Shares and BDRs is subject to approval by the Brazilian Securities and Exchange Commission ("CVM"). As such, the Effective Date will be determined after the applicable regulatory approvals have been obtained and the necessary procedures have been organized.
The reverse stock split will not change the number of BDRs held by BDR holders. On the other hand, on the Effective Date, the number of shares of the Company's stock, including the Class A Common Stock and Class B Common Stock issued, will be divided by three (3) in the records of the shareholders.

13. RESPONSIBLE FOR THE FORM
13.0. Identification

Name of person responsible for the content of the form	João Vitor N. Menin T. de Souza
Position of the responsible person	Chief Executive Officer

Name of person responsible for the content of the form	Santiago Horacio Stel
Position of the responsible person	Investor Relations Officer

13.1. Declaration from the CEO
I, João Vitor Nazareth Menin Teixeira de Souza, Brazilian, married, civil engineer, bearer of identity card No. 11.657.757, issued by SSP/MG, registered with the CPF/MF under No. 013.436.666-27, with business address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, as Chief Executive Officer of Inter & Co, Inc, a company organized and incorporated under the laws of the Cayman Islands, with its principal place of business at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, registered with the CNPJ/MF under No. 42.737.954/0001-21 ("Inter & Co" or the "Company") declare that: (i) I have reviewed all the information contained in the Reference Form; (ii) all the information contained in the Reference Form complies with the provisions of the CVM Resolution No. 80, of March 29, 2022, particularly articles 15 to 20; and (iii) the information as a whole contained in the Reference Form is a true, accurate, and complete portrait of the Company's economic and financial situation and of the risks inherent to its activities and the securities issued by it.

João Vitor Nazareth Menin Teixeira de Souza
Chief Executive Officer

13.2. Declaration by the investor relations officer
I, Santiago Horacio Stel, Argentinean, married, economist, bearer of permanent visa No. 207-978-540, issued by the government of the United States of America, valid until November 7, 2026, with business address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, as Chief Investor Relations Officer of Inter & Co, Inc, a company organized and incorporated under the laws of the Cayman Islands, with its principal place of business at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, registered with the CNPJ/ME under No. 42.737.954/0001-21 ("Inter & Co" or the "Company") declare that: (i) I have reviewed all the information contained in the Reference Form; (ii) all the information contained in the Reference Form complies with the provisions of the CVM Resolution No. 80, of March 29, 2022, particularly articles 15 to 20; and (iii) the information as a whole contained in the Reference Form is a true, accurate, and complete portrait of the Company's economic and financial situation and of the risks inherent to its activities and the securities issued by it.

Santiago Horacio Stel
Investor Relations Officer

13.3. Declaration from the CEO/investor relations
Not applicable. Declarations from the Chief Executive Officer and the Chief Investor Relations Officer are already described in items 13.1 and 13.2 above.